    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                K N ENERGY, INC.
             (Exact name of Registrant as specified in its charter)

               KANSAS                                 4923                               48-0290000
    (State or Other Jurisdiction          (Primary Standard Industrial                (I.R.S. Employer
 of Incorporation or Organization)        Classification Code Number)               Identification No.)

                             370 VAN GORDON STREET
                                P.O. BOX 281304
                         LAKEWOOD, COLORADO 80228-8304
                                 (303) 989-1740
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             MARTHA B. WYRSCH, ESQ.
                                GENERAL COUNSEL
                                K N ENERGY, INC.
                             370 VAN GORDON STREET
                            PHASE II -- 4TH FLOOR SE
                         LAKEWOOD, COLORADO 80228-8304
                                 (303) 763-3315
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                With Copies to:

                  MICHAEL ROGAN, ESQ.                                       DAVID RONN, ESQ.
       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                       BRACEWELL & PATTERSON, L.L.P.
              1440 NEW YORK AVENUE, N.W.                               SOUTH TOWER PENNZOIL PLACE
               WASHINGTON, DC 20005-2111                            711 LOUISIANA STREET, SUITE 2900
                    (202) 371-7000                                      HOUSTON, TEXAS 77002-2781
                                                                             (713) 221-1352

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and upon the consummation of the merger (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of July 8, 1999, as amended, attached as Annex A-1 and Annex A-2 to the joint proxy statement/prospectus included in this Registration Statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ] ------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ------------------

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8, MAY DETERMINE.

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED         PROPOSED
                                                AMOUNT            MAXIMUM         MAXIMUM
  TITLE OF EACH CLASS OF                         TO BE        OFFERING PRICE     AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED                    REGISTERED       PER SHARE      OFFERING PRICE    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $5.00 per share(1)... 41,483,328(2)     $0.0033(3)      $35.29(3)           $0(4)
=================================================================================================================

(1) Preferred stock purchase rights are attached to and trade with the common stock, par value $5.00 per share (the "K N Energy Common Stock"), of K N Energy, Inc. ("K N Energy"). The value attributable to such rights, if any, is reflected in the market price of K N Energy Common Stock.

(2) The maximum number of shares of K N Energy Common Stock estimated to be issuable upon the consummation of the Merger based upon (i) 8,047 outstanding shares of Class A common stock, par value $.01 per share (the "Kinder Morgan Class A Common Stock"), of Kinder Morgan, Inc. ("Kinder Morgan") plus 2,541 outstanding shares of Class B common stock, par value $.01 per share (the "Kinder Morgan Class B Common Stock" and, together with the Kinder Morgan Class A Common Stock, the "Kinder Morgan Common Stock"), of Kinder Morgan multiplied by (ii) the conversion ratio of 3,917.957 shares of K N Energy Common Stock for each share of Kinder Morgan Common Stock.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act of 1933, as amended (the "Securities Act"), based on one-third of the par value of the Kinder Morgan Common Stock due to the fact that Kinder Morgan has an accumulated capital deficit. The calculation of the registration fee is as follows: (i) .01, the per share par value of Kinder Morgan Common Stock, multiplied by (ii) 10,588, the total number of shares of Kinder Morgan Common Stock, multiplied by (iii) one-third.

(4) Pursuant to Rule 457(b) of the Securities Act, the amount of the registration fee of $0.01 has been reduced by the $0.01 paid on July 27, 1999 in connection with K N Energy's filing of a preliminary proxy statement pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended. Accordingly, no registration fee is payable in connection with this filing.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[KN ENERGY LOGO]                                            [KINDER MORGAN LOGO]

                        SPECIAL MEETINGS OF STOCKHOLDERS
                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of K N Energy, Inc. and Kinder Morgan, Inc. have unanimously approved a merger in which Kinder Morgan will become a wholly-owned subsidiary of K N Energy. The combined company will benefit from the complementary strengths of K N Energy and Kinder Morgan and will be led by Richard D. Kinder, who will be named Chairman and CEO of the combined company.

     In the merger, each share of Kinder Morgan common stock will be converted into 3,917.957 shares of K N Energy common stock. The merger will not change the aggregate number of shares of K N Energy common stock held by K N Energy stockholders before the merger. However, the K N Energy stockholders' ownership percentage of the total shares outstanding will decrease as a result of the merger. Former stockholders of Kinder Morgan will own approximately 37% of the K N Energy common stock after the merger and current K N Energy stockholders will own approximately 63% of the K N Energy common stock after the merger.

     Stockholders of Kinder Morgan are being asked, at Kinder Morgan's special meeting of stockholders, to approve the merger. The Board of Directors of Kinder Morgan has determined that the merger is advisable and in the best interests of Kinder Morgan stockholders and recommends that they vote in favor of the merger. In connection with the merger agreement, Richard D. Kinder and an affiliate of William V. Morgan, the founders of Kinder Morgan, have entered into a voting agreement in which they have agreed to vote their shares of Kinder Morgan common stock in favor of the merger. As they own all of the Kinder Morgan common stock entitled to vote, approval of the merger by Kinder Morgan stockholders is assured.

     Stockholders of K N Energy are being asked, at K N Energy's special meeting of stockholders, to approve:

     - a proposal to issue K N Energy common stock pursuant to the terms of the merger agreement; and

     - a proposal to amend K N Energy's articles of incorporation to change the corporate name of K N Energy to "Kinder Morgan, Inc."

THE BOARD OF DIRECTORS OF K N ENERGY HAS DETERMINED THAT THESE PROPOSALS ARE IN THE BEST INTERESTS OF K N ENERGY'S STOCKHOLDERS AND RECOMMENDS THAT THEY VOTE IN FAVOR OF BOTH PROPOSALS. The merger will not occur unless the proposal to issue K N Energy common stock is approved.

     Whether or not you plan to attend your meeting, please take the time to vote on the proposal(s) submitted to stockholders at your meeting by completing and mailing the appropriate enclosed proxy card. K N Energy stockholders may also vote their shares by telephone or Internet by following the instructions on the proxy card.

     The dates, times and places of the special meetings are as follows:

For K N Energy stockholders:                   For Kinder Morgan stockholders:
September 28, 1999                             September 28, 1999
10:00 a.m., local time                         10:00 a.m., local time
Westin Tabor Center                            1301 McKinney, Suite 3400
1672 Lawrence Street                           Houston, Texas 77010
Denver, Colorado 80202

     K N Energy common stock is listed on the New York Stock Exchange under the symbol "KNE." Kinder Morgan common stock is not listed on any exchange nor is it traded in the over-the-counter market.

     This joint proxy statement/prospectus provides you with detailed information about the proposed merger and the proposals. In addition, you may obtain information about K N Energy from documents that K N Energy has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.


[STEWART SIGNATURE]                           [KINDER SIGNATURE]
Stewart A. Bliss                               Richard D. Kinder
Chairman and Chief Executive Officer           Chairman and Chief Executive Officer
K N Energy, Inc.                               Kinder Morgan, Inc.

FOR A DESCRIPTION OF CERTAIN SIGNIFICANT CONSIDERATIONS IN CONNECTION WITH THE MERGER AND RELATED MATTERS DESCRIBED IN THIS DOCUMENT, SEE "RISK FACTORS" BEGINNING ON PAGE 15.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE K N ENERGY COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated August 23, 1999 and is first being mailed to stockholders on or about August 25, 1999.

     This joint proxy statement/prospectus incorporates important business and financial information about K N Energy that is not included or delivered with this document. This information is available without charge, by first-class mail, to K N Energy and Kinder Morgan stockholders upon written or oral request. Stockholders should contact K N Energy at 370 Van Gordon Street, P.O. Box 281304, Lakewood, Colorado 80228-8304, Attention: Investor Relations. K N Energy's telephone number is (303)989-1740.

     To obtain timely delivery of requested documents prior to the special meetings, you must request them no later than September 21, 1999, which is five business days prior to the date of the special meetings.

     Also see "Where You Can Find More Information" in this joint proxy statement/prospectus.

                                K N ENERGY, INC.
                             370 VAN GORDON STREET
                                P.O. BOX 281304
                         LAKEWOOD, COLORADO 80228-8304

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON SEPTEMBER 28, 1999
                            ------------------------

To the Stockholders of K N Energy, Inc.:

     A special meeting of stockholders of K N Energy, Inc. will be held on September 28, 1999, at 10:00 a.m., local time, at the Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado 80202, for the following purposes:

     1. To consider and vote upon a proposal to approve the issuance of approximately 41,500,000 shares of K N Energy common stock in connection with a proposed merger pursuant to which Kinder Morgan, Inc. will become a wholly-owned subsidiary of K N Energy.

     2. To consider and vote upon a proposal to approve an amendment to K N Energy's articles of incorporation to change K N Energy's corporate name to "Kinder Morgan, Inc." The name change will become effective upon the completion of the merger. If the merger is not completed for any reason whatsoever, the name change will not become effective even if the stockholders have approved the name change.

     3. To transact such other business as may properly come before the K N Energy special meeting or any adjournment or postponement of the K N Energy special meeting, including, without limitation, potential adjournments or postponements for the purpose of soliciting additional proxies in order to approve the share issuance and name change proposals.

     K N Energy's Board has unanimously approved the share issuance and the name change and recommends that you vote "FOR" approval of these proposals. We have described these proposals in more detail in the accompanying joint proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement, as amended, is attached as Annex A-1 and Annex A-2 to the joint proxy statement/prospectus.

     The close of business on August 20, 1999 has been fixed by K N Energy's Board as the record date for the determination of stockholders entitled to notice of and to vote at the K N Energy special meeting or any adjournment or postponement. Only holders of record of K N Energy common stock at the close of business on the record date may vote at the K N Energy special meeting. A complete list of the stockholders entitled to vote at the special meeting will be available for examination by any stockholder, for purposes germane to the K N Energy special meeting, during ordinary business hours for a period of at least 10 days prior to the special meeting, at the offices of K N Energy at 370 Van Gordon Street, Lakewood, Colorado 80228-8304.

     The proposal to issue shares of K N Energy common stock in the merger must be approved by a majority of the votes cast on the proposal. For this purpose, the holders of at least a majority of all outstanding shares of K N Energy common stock must vote on the proposal. The proposal to amend K N Energy's articles of incorporation must be approved by the holders of a majority of the outstanding shares of K N Energy common stock.

     As a matter of policy, proxies, ballots and voting tabulations that identify individual stockholders are kept private by K N Energy. Such documents are available for examination only by the inspectors of election and certain personnel associated with processing proxy cards and tabulating the vote. The vote of any stockholder will not be disclosed except as may be necessary to meet legal requirements.

     All K N Energy stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to vote your shares by completing, signing and returning the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may also vote your shares by telephone or Internet by following the instructions set forth on the enclosed proxy card. You may revoke your proxy in the manner described in the joint proxy statement/prospectus at any time before it is voted at the special meeting. Executed proxy cards with no instructions indicated thereon will be voted "FOR" approval of the share issuance and name change proposals.

                                               By Order of the Board of Directors
Lakewood, Colorado                             Martha B. Wyrsch
August 23, 1999                                Vice President, General Counsel and Secretary

THE K N ENERGY BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE SHARE ISSUANCE AND NAME CHANGE PROPOSALS.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE (1) BY COMPLETING, SIGNING AND RETURNING THE PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, (2) BY CALLING THE TOLL-FREE NUMBER LISTED ON THE PROXY CARD OR (3) BY INTERNET AS INSTRUCTED ON THE PROXY CARD.

                              KINDER MORGAN, INC.
                           1301 MCKINNEY, SUITE 3400
                              HOUSTON, TEXAS 77010

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON SEPTEMBER 28, 1999
                            ------------------------

To the Stockholders of Kinder Morgan, Inc.:

     A special meeting of stockholders of Kinder Morgan, Inc. will be held on September 28, 1999, at 10:00 a.m., local time, at 1301 McKinney, Suite 3400, Houston, Texas 77010, for the following purposes:

     1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of July 8, 1999, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of August 20, 1999, by and among Kinder Morgan, K N Energy, Inc. and Rockies Merger Corp., a newly formed wholly-owned subsidiary of K N Energy. Pursuant to the merger agreement, among other things:

       (a) Rockies Merger Corp. will be merged with and into Kinder Morgan, with Kinder Morgan surviving the merger and continuing as a wholly-owned subsidiary of K N Energy; and

       (b) each share of Kinder Morgan common stock (other than shares for which appraisal rights are perfected under Delaware law) will be converted into and become the right to receive 3,917.957 shares of K N Energy common stock. Cash will be paid in lieu of issuing fractional shares of K N Energy common stock.

     2. To transact such other business as may properly come before the Kinder Morgan special meeting or any adjournment or postponement of the Kinder Morgan special meeting.

     Kinder Morgan's Board has unanimously approved the merger agreement and declared it advisable and recommends that you vote "FOR" approval and adoption of the merger agreement. We have described this proposal in more detail in the accompanying joint proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement, as amended, is attached as Annex A-1 and Annex A-2 to the joint proxy statement/prospectus.

     The approval and adoption of the merger agreement will require the affirmative vote of the holders of a majority of the outstanding shares of Kinder Morgan common stock entitled to vote on the proposal. In connection with the merger agreement, Richard D. Kinder and Morgan Associates, Inc. have entered into a voting agreement in which they have agreed to vote their shares of Kinder Morgan common stock in favor of approval and adoption of the merger agreement. As they own all of the Kinder Morgan common stock entitled to vote, approval and adoption of the merger agreement by Kinder Morgan stockholders is assured.

                                               By Order of the Board of Directors

                                               Richard D. Kinder
Houston, Texas                                 Chairman and Chief Executive Officer
August 23, 1999

THE KINDER MORGAN BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER......................       1
SUMMARY.....................................................       3
SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED
  FINANCIAL DATA............................................      11
RISK FACTORS................................................      15
     Risks Relating to the Merger...........................      15
     Risks Relating to K N Energy...........................      17
     Risks Relating to Kinder Morgan's Business and
      Conflicts of Interest.................................      17
     Risks Relating to Kinder Morgan Energy Partners'
      Business..............................................      19
THE K N ENERGY SPECIAL MEETING..............................      22
     Date, Time and Place...................................      22
     Purpose................................................      22
     K N Energy Board Recommendation........................      22
     Record Date, Outstanding Shares and Voting Rights......      22
     Vote Required; Quorum..................................      22
     Voting of Proxies......................................      23
     Confidential Voting....................................      23
     Revocation of Proxies..................................      24
     Solicitation of Proxies; Expenses......................      24
THE KINDER MORGAN SPECIAL MEETING...........................      25
     Date, Time and Place...................................      25
     Purpose................................................      25
     Kinder Morgan Board Recommendation.....................      25
     Record Date, Outstanding Shares and Voting Rights......      25
     Vote Required; Quorum..................................      25
     Voting of Proxies......................................      26
     Revocation of Proxies..................................      26
     Solicitation of Proxies; Expenses......................      26
     Appraisal Rights.......................................      27
THE MERGER..................................................      28
     Background of the Merger...............................      28
     Recommendation of the K N Energy Board; K N Energy's
      Reasons for the Merger................................      32
     Recommendation of the Kinder Morgan Board; Kinder
      Morgan's Reasons for the Merger.......................      34
     Opinions of Financial Advisors to K N Energy...........      35
     Interests of K N Energy Executive Officers and
      Directors.............................................      50
     Interests of Kinder Morgan Executive Officers and
      Directors.............................................      50
     Accounting Treatment of the Merger.....................      52
     Regulatory Approvals...................................      53
     Material United States Federal Income Tax
      Considerations........................................      54
     Listing of K N Energy Common Stock Issued in Connection
      with the Merger.......................................      57
     Resales of K N Energy Common Stock Issued in Connection
      with the Merger; Affiliate Agreements.................      57
     Delaware Appraisal Rights of Kinder Morgan
      Stockholders..........................................      57

THE MERGER AGREEMENT....................................................................................         61
     The Merger.........................................................................................         61
     Conversion of Securities...........................................................................         61
     Exchange of Stock Certificates.....................................................................         61
     Representations and Warranties.....................................................................         62
     Conduct of Business Pending the Merger.............................................................         63
     Additional Agreements..............................................................................         65
     Conditions of the Merger...........................................................................         66
     Termination, Amendment and Waiver..................................................................         68
THE VOTING AGREEMENT....................................................................................         71
     Voting of Owned Shares; Proxy......................................................................         71
     Termination........................................................................................         71
     Restrictions on Transfer; Other Proxies............................................................         71
     Representation and Warranties......................................................................         72
THE GOVERNANCE AGREEMENTS...............................................................................         73
     Corporate Governance...............................................................................         73
     Standstill Provisions..............................................................................         74
     Buyout Transactions by Mr. Kinder and/or Morgan Associates.........................................         75
     Third Party Offers.................................................................................         75
     Transfer Restrictions..............................................................................         75
     Legends............................................................................................         76
     Termination........................................................................................         76
     SEC Review.........................................................................................         76
BOARD OF DIRECTORS AND MANAGEMENT OF K N ENERGY FOLLOWING THE MERGER....................................         77
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.......................................................         78
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS..............................................         82
KINDER MORGAN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....         83
Kinder Morgan, Inc......................................................................................         83
     Results of Operations..............................................................................         83
     Kinder Morgan's Liquidity and Capital Resources....................................................         85
     Credit Facilities..................................................................................         86
     Year 2000..........................................................................................         86
Kinder Morgan Energy Partners...........................................................................         87
     Results of Operations..............................................................................         87
     Results of Operations of Kinder Morgan Energy Partners' Pacific Operations.........................         91
     Results of Operations of Kinder Morgan Energy Partners' Mid-Continent Operations...................         91
     Results of Operations of Kinder Morgan Energy Partners' Bulk Terminals Segment.....................         93
     Outlook............................................................................................         94
     Liquidity and Capital Resources....................................................................         96
     Year 2000..........................................................................................        102
     Recent Developments................................................................................        103

BUSINESS OF KINDER MORGAN, INC. ............................     104
     Business of Kinder Morgan Energy Partners..............     105
          Products Transported on Kinder Morgan Energy
           Partners' Pipelines..............................     105
          Pacific Operations................................     106
          Mid-Continent Operations..........................     110
          Bulk Terminals....................................     114
          Major Customers...................................     116
          Employees.........................................     116
          Regulation........................................     117
     Legal Proceedings and Other Contingencies..............     120
          Kinder Morgan.....................................     120
          Kinder Morgan G.P. ...............................     120
          Kinder Morgan Energy Partners.....................     120
     Executive Offices......................................     122
MATERIAL PROVISIONS OF KINDER MORGAN ENERGY PARTNERS'
  PARTNERSHIP AGREEMENT.....................................     123
     Organization and Duration..............................     123
     Purpose................................................     123
     Restrictions on Authority of the General Partner.......     123
     Withdrawal or Removal of the General Partner...........     123
     Anti-takeover and Restricted Voting Right Provisions...     125
     Issuance of Additional Securities......................     125
     Limited Pre-emptive Right of General Partner...........     125
     Limited Call Right.....................................     126
     Amendment of the Partnership Agreement and Other
      Agreements............................................     126
     Management.............................................     128
     Termination and Dissolution............................     129
     Cash Distribution Policy...............................     130
     Liquidation and Distribution of Proceeds...............     132
SECURITY OWNERSHIP OF K N ENERGY............................     134
     Management.............................................     134
     Principal Stockholders.................................     136
SECURITY OWNERSHIP OF KINDER MORGAN.........................     137
DESCRIPTION OF K N ENERGY CAPITAL STOCK.....................     138
     K N Energy Common Stock................................     138
     K N Energy Class A Preferred Stock.....................     138
     K N Energy Class B Preferred Stock.....................     140
     Anti-takeover Provisions...............................     142
     K N Energy Rights Agreement............................     143
COMPARISON OF RIGHTS OF HOLDERS OF K N ENERGY COMMON STOCK
  AND KINDER MORGAN COMMON STOCK............................     144
STOCKHOLDER PROPOSALS.......................................     151
LEGAL MATTERS...............................................     152
EXPERTS.....................................................     152
FORWARD-LOOKING STATEMENTS..................................     153

RESALES.....................................................     155
WHERE YOU CAN FIND MORE INFORMATION.........................     156
INDEX TO KINDER MORGAN AND KINDER MORGAN ENERGY PARTNERS
  FINANCIAL STATEMENTS......................................     F-1
ANNEXES
     A-1.  AGREEMENT AND PLAN OF MERGER.....................   A-1-1
             EXHIBIT A -- FORM OF AFFILIATE LETTER..........  A-1-57
     A-2.  FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF
           MERGER...........................................   A-2-1
             AMENDED EXHIBIT B -- EMPLOYMENT AGREEMENT......   A-2-4
             EXHIBIT C-1 -- KINDER GOVERNANCE AGREEMENT.....  A-2-11
             EXHIBIT C-2 -- MORGAN ASSOCIATES GOVERNANCE
            AGREEMENT.......................................  A-2-22
     B.  OPINION OF PETRIE PARKMAN & CO., INC. .............     B-1
     C.  OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH
             INCORPORATED...................................     C-1
     D.  SECTION 262 OF THE DELAWARE GENERAL CORPORATION
      LAW...................................................     D-1
     E.  VOTING AGREEMENT...................................     E-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

     Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

     A: K N Energy and Kinder Morgan are proposing to merge because we believe the resulting combination will create a stronger, more competitive company capable of achieving greater financial strength, operational efficiencies, earning power and growth potential than either company would have on its own.

     Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

     A: We are working toward completing the merger as quickly as possible. We expect the merger to occur two business days after all conditions to the merger, including obtaining regulatory approvals, have been satisfied. If necessary or desirable, K N Energy and Kinder Morgan may agree to a later date. We currently expect to complete the merger in the fourth quarter of 1999.

     Q: WHAT DO I NEED TO DO NOW?

     A: We urge you to read this joint proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you as a stockholder. You may also want to review the documents referenced under "Where You Can Find More Information" on page 156.

     Q: HOW DO I VOTE?

     A: You should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at your respective special meeting. K N Energy stockholders may also vote by telephone or Internet by following the instructions set forth on the enclosed proxy card.

     Q: IF MY K N ENERGY SHARES ARE HELD IN A BROKERAGE ACCOUNT, WILL MY BROKER
        VOTE MY SHARES FOR ME?

     A: Your broker will not vote your K N Energy shares for you unless you provide instructions on how to vote. Therefore, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

     Q:  MAY I CHANGE MY VOTE?

     A: Yes. You may change your vote at any time before your proxy is voted at your respective special meeting by following the instructions set forth on page 24 if you are a K N Energy stockholder and on page 26 if you are a Kinder Morgan stockholder. If you are a K N Energy stockholder and have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at the K N Energy special meeting.

     Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

     A: No. If you are a Kinder Morgan stockholder, we will send you written instructions on how to exchange your stock certificates. K N Energy stockholders will not exchange their stock certificates.

     Q: WHO CAN HELP ANSWER MY QUESTIONS?

     A: If you are a K N Energy stockholder and would like additional copies of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

            K N Energy, Inc.
             370 Van Gordon Street
             P.O. Box 281304
             Lakewood, Colorado 80228-8304
             Attention: Investor Relations
             Telephone: (303) 989-1740

                                       or

            D.F. King & Co., Inc.
             77 Water Street
             New York, New York 10005
             Telephone: (800) 207-3158

         If you are a Kinder Morgan stockholder and would like additional copies of this joint proxy statement/prospectus or if you have questions about the merger, including how to complete and return your proxy, you should contact:

            Kinder Morgan, Inc.
             1301 McKinney, Suite 3400
             Houston, Texas 77010
             Attention: Secretary
             Telephone: (713) 844-9500

                                    SUMMARY

     This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire joint proxy statement/prospectus and the documents to which we have referred you. See "Where You Can Find More Information" on page 156. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

                                 THE COMPANIES

K N ENERGY, INC.
370 Van Gordon Street
P.O. Box 281304
Lakewood, Colorado 80228-8304
(303) 989-1740

     K N Energy, Inc., based in Lakewood, Colorado, is the nation's sixth largest integrated natural gas company with more than $8 billion in total assets and is one of the largest pipeline operators with more than 25,000 miles of pipeline. It has operations in 16 states, including natural gas gathering, processing, marketing, storage, transportation, energy commodity sales - natural gas and natural gas liquids; electric generation development; and innovative services for consumers, utilities and commercial entities. K N Energy also owns a 50% interest in EN-able, which markets the Simple Choice(SM) brand of enhanced products and services for consumers through their local utilities.

KINDER MORGAN, INC.
1301 McKinney, Suite 3400
Houston, Texas 77010
(713) 844-9500

     Kinder Morgan, Inc. is the sole stockholder of the general partner of Kinder Morgan Energy Partners, L.P. Kinder Morgan Energy Partners, which has an enterprise value of approximately $2.5 billion, is the nation's largest pipeline master limited partnership. It owns and operates one of the largest product pipeline systems in the United States, serving customers in 16 states with more than 5,000 miles of pipeline and over 20 associated terminals. Kinder Morgan Energy Partners also operates 24 bulk terminal facilities which transfer and store over 40 million tons of coal, petroleum coke and other products annually. In addition, Kinder Morgan Energy Partners owns 51% of Plantation Pipe Line Company and 20% of Shell CO(2) Company, Ltd.

                                   THE MERGER

     THE MERGER AGREEMENT, AS AMENDED, IS ATTACHED TO THIS JOINT PROXY STATEMENT/ PROSPECTUS AS ANNEX A-1 AND ANNEX A-2. WE ENCOURAGE YOU TO READ THE MERGER AGREEMENT AS IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

                         WHAT HOLDERS OF KINDER MORGAN
                           COMMON STOCK WILL RECEIVE
                                 IN THE MERGER

     Except for shares as to which you perfect your appraisal rights under Delaware law, each share of Kinder Morgan common stock you own will be automatically converted into the right to receive 3,917.957 shares of K N Energy common stock. You will receive cash in lieu of fractional shares of K N Energy common stock.

                            OWNERSHIP OF K N ENERGY
                              FOLLOWING THE MERGER

     The Kinder Morgan stockholders will receive approximately 41.5 million shares of K N Energy common stock in the merger, representing approximately 37% of the outstanding K N Energy common stock. Specifically, Richard D. Kinder will receive approximately 21.7% of the K N Energy common stock and Morgan Associates, Inc., an affiliate of William V. Morgan, will receive approximately 8.2% of K N Energy common stock in the merger.

                        BOARD OF DIRECTORS OF K N ENERGY
                              FOLLOWING THE MERGER
                                   (PAGE 77)

     Following the completion of the merger, K N Energy's Board of Directors will consist of:

     (1) three designees of Mr. Kinder:

         Richard D. Kinder
         Fayez Sarofim
         Ted A. Gardner;

     (2) one designee of Morgan Associates:
         William V. Morgan; and

     (3) six current K N Energy directors:

         Edward H. Austin, Jr.
         Charles W. Battey
         Stewart A. Bliss
         William J. Hybl
         Edward Randall, III
         H.A. True, III.

     Under the terms of the governance agreements to be entered into by K N Energy and Mr. Kinder and by K N Energy and Morgan Associates, respectively, for the 18 months following completion of the merger, a majority of the combined company's 10 directors must be directors that are:

     (1) in fact, independent;

     (2) apart from such directorships, not officers, affiliates, employees, principal stockholders or partners of Kinder Morgan, Mr. Kinder, Morgan Associates or any of their affiliates; and

     (3) deemed independent under New York Stock Exchange Rule 303.

The governance agreements also impose certain limitations on Mr. Kinder's and Morgan Associates' ability to dispose of or acquire additional shares of K N Energy common stock and provide certain protections to K N Energy's public stockholders in connection with any future transactions between K N Energy and affiliates of Mr. Kinder or Morgan Associates.

                                 VOTES REQUIRED
                               (PAGES 22 AND 25)

     The proposal to issue shares of K N Energy common stock must be approved by a majority of the votes cast on the proposal. For this purpose, the holders of at least a majority of all outstanding shares of K N Energy common stock must vote on the share issuance proposal. The merger will not occur unless the proposal to issue K N Energy common stock is approved.

     Holders of a majority of the outstanding shares of K N Energy common stock must vote in favor of the proposal to change the name of K N Energy to "Kinder Morgan, Inc." Approval of the name change is not necessary to complete the merger. If the merger is not completed for any reason whatsoever, the name change will not become effective even if holders of a majority of the outstanding shares of K N Energy common stock have approved the name change.

     Holders of a majority of the outstanding shares of Kinder Morgan common stock entitled to vote must vote to approve and adopt the merger agreement. Mr. Kinder and Morgan Associates entered into a voting agreement with K N Energy to vote all Kinder Morgan common stock under their voting control in favor of approving and adopting the merger agreement. As Mr. Kinder and Morgan Associates, together, beneficially own all of the issued and outstanding shares of Kinder Morgan common stock entitled to vote and as they have each agreed, pursuant to the voting agreement, to vote their respective shares of Kinder Morgan common stock in favor of approval and adoption of the merger agreement, the approval and adoption of the merger agreement by Kinder Morgan stockholders is assured.

                      OUR RECOMMENDATIONS TO STOCKHOLDERS

TO K N ENERGY STOCKHOLDERS:
                                   (PAGE 22)

     The K N Energy Board believes that the merger is advisable and is in your best interests and unanimously recommends that you vote for the proposals to approve the issuance of K N Energy common stock in the merger and to change the name of K N Energy to "Kinder Morgan, Inc." in connection with the merger.

TO KINDER MORGAN STOCKHOLDERS:
                                   (PAGE 25)

     The Kinder Morgan Board believes that the merger is advisable and in your best interests and unanimously recommends that you vote for the proposal to approve and adopt the merger agreement.

                            CONDITIONS OF THE MERGER
                                   (PAGE 66)

     The completion of the merger depends upon meeting a number of conditions, including among others:

- approval of the share issuance proposal by the stockholders of K N Energy and approval and adoption of the merger agreement by the stockholders of Kinder Morgan;

- absence of any law or injunction that effectively prohibits the merger;

- receipt of opinions from the parties' respective tax counsel that the merger will qualify as a tax-free reorganization;

- continued effectiveness of the registration statement filed with the SEC with respect to the shares of K N Energy common stock to be issued to Kinder Morgan stockholders in the merger;

- expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

- receipt of all necessary third party consents and of all approvals from governmental authorities;

- approval for listing on the New York Stock Exchange of the K N Energy common stock to be issued in the merger;

- inapplicability of certain provisions of the Public Utility Holding Company Act of 1935;

- Mr. Kinder shall have entered into an employment agreement with K N Energy;

- each of Mr. Kinder and Morgan Associates shall have entered into a governance agreement with K N Energy; and

- absence of demands for appraisal by holders of Kinder Morgan common stock.

                         TERMINATION FEES AND EXPENSES
                                   (PAGE 68)

     The merger agreement provides for the payment of a termination fee of $22.5 million by K N Energy to Kinder Morgan if the K N Energy stockholders fail to approve the issuance of shares. The termination fee increases to $45 million if the share issuance is not approved and an "alternative transaction" has been publicly announced before the vote.

     The merger agreement also provides for the payment by K N Energy to Kinder Morgan of the $45 million termination fee if the merger agreement is terminated because:

- K N Energy pursues a "superior proposal";

- K N Energy's Board withdraws its recommendation of the share issuance proposal or recommends an "alternative transaction";

- K N Energy breaches its agreement not to solicit, or generally participate in negotiations with respect to, proposed transactions with parties other than Kinder Morgan; or

- K N Energy willfully breaches a representation, warranty, covenant or agreement (other than its "no solicitation" agreement) that could reasonably be expected to have a material adverse effect on K N Energy.

     The merger agreement provides for the payment of a termination fee of $45 million by Kinder Morgan to K N Energy if Kinder Morgan willfully breaches a representation, warranty, covenant or agreement that could reasonably be expected to have a material adverse effect on Kinder Morgan.

     K N Energy and Kinder Morgan each have agreed to reimburse the other up to $5 million for merger expenses if the other party terminates the merger agreement because it has committed a non-willful breach of a representation, warranty, covenant or agreement that could reasonably be expected to have a material adverse effect on the breaching party.

                            INTERESTS OF K N ENERGY
                        EXECUTIVE OFFICERS AND DIRECTORS
                                   (PAGE 50)

     In considering the recommendation of the K N Energy Board, you should be aware of the interests that executive officers and directors have in the merger. These include a grant of 4,000 shares of K N Energy common stock to Stewart A. Bliss for his work as chairman of the special committee of the K N Energy Board that negotiated the merger and a salary of $18,000 per week which will be paid to Mr. Bliss for his work as interim Chairman and Chief Executive Officer of K N Energy. Mr. Bliss will also be paid a bonus upon completion of the merger that will be determined by the K N Energy Board.

     In determining the fairness of the merger to the stockholders of K N Energy, K N Energy's Board took into account these interests. These interests are different from, and in addition to, your interests as a stockholder of K N Energy.

                           INTERESTS OF KINDER MORGAN
                        EXECUTIVE OFFICERS AND DIRECTORS
                                   (PAGE 50)

     In considering the recommendation of the Kinder Morgan Board, you should be aware of the interests that executive officers and directors of Kinder Morgan have in the merger. These include:

- an employment agreement between K N Energy and Mr. Kinder under which he will become the Chairman and Chief Executive Officer of the combined company;

- the expected employment of William V. Morgan as Vice Chairman and President of the combined company;

- selection of Mr. Kinder and two of his designees to fill vacancies on the board of directors of the combined company;

- selection of Mr. Morgan to fill a vacancy on the board of directors of the combined company; and

- Mr. Kinder's current beneficial ownership of 13,800 shares of K N Energy common stock. In determining the fairness of the merger to the stockholders of
Kinder Morgan, Kinder Morgan's Board took into account these interests. These interests are different from, and in addition to, your interests as a stockholder of Kinder Morgan.

                             OPINIONS OF K N ENERGY
                               FINANCIAL ADVISORS
                                   (PAGE 35)

     In deciding to approve the merger, the K N Energy Board received opinions from its financial advisors, Petrie Parkman & Co., Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as to the fairness from a financial point of view to K N Energy of the exchange ratio of K N Energy common stock to Kinder Morgan common stock. The full texts of these opinions are attached as Annex B and Annex C, respectively, to this joint proxy statement/ prospectus and should be read carefully in their entirety. The opinions of Petrie Parkman and Merrill Lynch are directed to the K N Energy Board and do not constitute a recommendation to any stockholder with respect to matters relating to the K N Energy proposals.

                              ACCOUNTING TREATMENT
                                   (PAGE 52)

     The merger will be accounted for as a purchase, with K N Energy as the acquiror, in accordance with generally accepted accounting principles.

                         MATERIAL UNITED STATES FEDERAL
                           INCOME TAX CONSIDERATIONS
                                   (PAGE 54)

     The exchange of Kinder Morgan common stock for K N Energy common stock, other than cash received in lieu of fractional shares, is intended to be tax-free to Kinder Morgan stockholders for U.S. federal income tax purposes. No ruling from the IRS has been or will be requested as to the tax-free treatment of the merger. The tax consequences of the merger to you will depend on your situation. You should consult your tax advisor for a full understanding of these tax consequences.

                              REGULATORY APPROVALS
                                   (PAGE 53)

     To complete the merger, we must make filings and receive satisfactory authorizations from various federal and state governmental agencies in the United States, including the Federal Energy Regulatory Commission, the California Public Utilities Commission and, potentially, the SEC.

                          DELAWARE APPRAISAL RIGHTS OF
                           KINDER MORGAN STOCKHOLDERS
                                   (PAGE 57)

     Holders of Kinder Morgan common stock have the right to seek appraisal of, and to be paid, the value of their shares. Section 262 of the Delaware General Corporation Law, which governs the rights of stockholders who wish to seek appraisal of their shares, is attached to this joint proxy statement/prospectus as Annex D. It is a condition to the consummation of the merger that no Kinder Morgan stockholder shall have demanded an appraisal of its stock.

                            SUMMARY OF RISK FACTORS

RISKS RELATING TO THE MERGER

- When you vote on the merger or the share issuance, you will not know the market value of the K N Energy common stock to be issued in the merger.

- Although K N Energy and Kinder Morgan expect that the merger will result in benefits, those benefits may not be realized.

- Certain regulatory agencies must approve the merger and could delay or refuse to approve the merger or impose conditions that could adversely affect K N Energy's business or financial condition.

- Failure to complete the merger could negatively impact K N Energy's stock price and future business and operations.

- As a result of the merger, a significant number of shares of K N Energy common stock will be owned by Mr. Kinder and Morgan Associates. If either of them were to sell shares of K N Energy common stock, the sale could cause the market price of K N Energy common stock to drop significantly.

- The concentration of voting power in a small number of stockholders may frustrate beneficial transactions.

RISKS RELATING TO K N ENERGY

- K N Energy's high level of debt may limit its ability to engage in beneficial transactions.

- Fluctuating commodity prices could materially adversely affect the financial condition and results of K N Energy.

- K N Energy may be adversely affected by the Year 2000 problem.

RISKS RELATED TO KINDER MORGAN'S BUSINESS AND CONFLICTS OF INTEREST

- Kinder Morgan relies on Kinder Morgan Energy Partners for all of its revenues.

- The fiduciary duties of K N Energy's officers and directors may conflict with those of Kinder Morgan G.P.

- The similarity of K N Energy's acquisition strategy and that of Kinder Morgan Energy Partners may create conflicts of interest.

- K N Energy may not be fully compensated for the risks of or work done on acquisitions shared with Kinder Morgan Energy Partners.

- K N Energy may not be fully reimbursed for the use of its officers and employees by Kinder Morgan G.P.

- K N Energy's control over Kinder Morgan G.P. may be limited.

- Kinder Morgan G.P.'s decisions on behalf of Kinder Morgan Energy Partners may limit cash distributions to K N Energy.

RISKS RELATED TO KINDER MORGAN ENERGY
PARTNERS' BUSINESS

- Pending Federal Energy Regulatory Commission and California Public Utilities Commission proceedings seek substantial refunds and reductions in the tariff rates of Kinder Morgan Energy Partners.

- Kinder Morgan Energy Partners does not own the land on which its pipelines are constructed and is subject to the possibility of increased costs for its loss of land use.

- Distributions from Shell CO(2) Company, Ltd. may be limited.

- Restrictions in Kinder Morgan Energy Partners' debt instruments may limit its financial flexibility.

- Restrictions on the ability to prepay SFPP, L.P.'s debt may limit Kinder Morgan Energy Partners' financial flexibility.

                            MARKET PRICE INFORMATION

     K N Energy common stock is listed for trading on the New York Stock Exchange under the symbol "KNE." Kinder Morgan stock is not listed for trading on any stock exchange nor is it traded in the over-the-counter market. The following table sets forth the high and low closing prices per share of K N Energy common stock for the quarterly periods indicated, which correspond to its quarterly periods for financial reporting purposes.

                                                                 K N ENERGY
                                                              COMMON STOCK(A)
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
1997:
  First quarter.............................................  $27.83    $24.08
  Second quarter............................................   28.75     24.58
  Third quarter.............................................   31.95     26.00
  Fourth quarter............................................   36.00     27.33
1998:
  First quarter.............................................   39.38     33.33
  Second quarter............................................   40.33     32.80
  Third quarter.............................................   36.13     25.00
  Fourth quarter............................................   34.92     22.33
1999:
  First quarter.............................................   24.19     18.81
  Second quarter............................................   22.44     12.19
  Third quarter (through August 20, 1999)...................   22.00     12.19

---------------
(a) Adjusted to give effect to a three-for-two stock split in the fourth quarter of 1998.

     K N Energy paid quarterly cash dividends of $.18 per common share in the first three quarters of 1997, approximately $.1867 per common share in the last quarter of 1997 and the first three quarters of 1998 and $.20 per common share since the fourth quarter of 1998, in each case after giving effect to a three-for-two stock split in the fourth quarter of 1998. Adjusted for the stock split, K N Energy stockholders received cash dividends of approximately $.76 per common share in 1998. K N Energy currently plans to continue paying quarterly cash dividends after the merger. However, K N Energy's Board may increase or decrease the per share cash dividend amount from time to time in its discretion, giving consideration to, among other things, K N Energy's demonstrated sustainable growth and balance sheet strength, as well as general industry practice.

                                  MARKET DATA

     The following table presents trading information for K N Energy common stock for July 8, 1999, the last trading day prior to the public announcement of the proposed merger, and August 20, 1999, the last practicable trading day for which information was available prior to the date of mailing this joint proxy statement/prospectus.

                                                                     K N ENERGY
                                                                    COMMON STOCK
                                                              ------------------------
                                                               HIGH     LOW     CLOSE
                                                              ------   ------   ------
July 8, 1999................................................  $12.63   $12.19   $12.19
August 20, 1999.............................................  $19.56   $19.13   $19.56

     We urge you to obtain a current market quotation of K N Energy common stock.

     Kinder Morgan common stock is not traded on any stock exchange nor is it traded in the over-the-counter market.

                       SELECTED HISTORICAL AND UNAUDITED
                       PRO FORMA COMBINED FINANCIAL DATA

     We are providing the following information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with our historical and unaudited pro forma combined financial statements and related notes that are incorporated by reference or included in this joint proxy statement/prospectus. See "Unaudited Pro Forma Combined Financial Statements" or "Where You Can Find More Information."

                     SELECTED FINANCIAL DATA OF K N ENERGY

     The following table sets forth selected financial data for K N Energy for each of the five fiscal years in the period ended December 31, 1998 and for the six month periods ended June 30, 1999 and 1998. The 1998 historical results of K N Energy reflect the acquisition of MidCon Corp. by K N Energy on January 30, 1998, and include the results of operations of MidCon Corp. beginning with January 30, 1998.

                                                                                                 SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                    JUNE 30,
                                               ----------------------------------------------   ------------------
                                                1994     1995      1996      1997      1998       1998      1999
                                               ------   -------   -------   -------   -------   --------   -------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues.....................................  $1,091   $1,111    $1,440    $2,149    $4,388     $2,206    $2,240
Operating income.............................      55      115       135       146       345        170       138
Net income...................................      15       53        64        77        60         39         5
BALANCE SHEET DATA (AT PERIOD END):
Total assets.................................   1,172    1,257     1,630     2,306     9,612      9,215     8,413
Long-term debt...............................     335      316       424       554     3,300      2,892     3,300
Short-term debt (a)..........................      90      116       156       360     1,702      1,936       631
Common stockholders' equity..................     394      427       520       606     1,217      1,258     1,245
Preferred stock..............................       7        7         7         7         7          7        --
Preferred stock subject to mandatory
  redemption.................................       2        1        --        --        --         --        --
Preferred capital trust securities...........      --       --        --       100       275        275       275
PER SHARE DATA:
Net income:
  Basic......................................    0.36     1.25      1.45      1.66      0.93       0.65      0.06
  Diluted....................................    0.35     1.22      1.43      1.63      0.92       0.64      0.06
Dividends declared...........................    0.51     0.67      0.70      0.73      0.76       0.37      0.40
Book value (at period end)...................    9.52    10.13     11.44     12.63     17.74      18.65     17.58

---------------
(a) On January 4, 1999, K N Energy repaid a note in the amount of $1,395 million issued in connection with the acquisition of MidCon Corp. by liquidating $1,092 million of U.S. government securities and through an increase in short-term debt of $303 million.

                    SELECTED FINANCIAL DATA OF KINDER MORGAN

     The following table sets forth selected financial data for Kinder Morgan for each of the five years in the period ended December 31, 1998 and for the six month periods ended June 30, 1998 and 1999. The data shown below for the years ended December 31, 1994, 1995 and 1996, and the period from January 1 to February 14, 1997, relate to Enron Liquids Pipeline Company, as Kinder Morgan's predecessor.

                                                 PREDECESSOR                                   KINDER MORGAN, INC.
                                ---------------------------------------------   -------------------------------------------------
                                                                 PERIOD FROM    PERIOD FROM
                                                                  JANUARY 1,    FEBRUARY 14,                      SIX MONTHS
                                   YEAR ENDED DECEMBER 31,          1997 -         1997 -       YEAR ENDED      ENDED JUNE 30,
                                ------------------------------   FEBRUARY 14,   DECEMBER 31,   DECEMBER 31,   -------------------
                                  1994       1995       1996         1997           1997           1998        1998       1999
                                --------   --------   --------   ------------   ------------   ------------   -------   ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Partnership income............  $    868   $  1,921   $  1,886     $   234        $ 4,577       $  37,575     $15,302   $  28,470
Operating expense:
  Depreciation and
    amortization expense......       106        122        182          21             67             603          11         513
  General and administrative
    expense...................     2,824      4,042      2,658         332          1,025             877         212         404
                                --------   --------   --------     -------        -------       ---------     -------   ---------
Total operating expenses......     2,930      4,164      2,840         353          1,092           1,480         223         917
                                --------   --------   --------     -------        -------       ---------     -------   ---------
Operating income (loss).......    (2,062)    (2,243)      (954)       (119)         3,485          36,095      15,079      27,553
Other income (expense):
  Interest expense............        --         --         --          --           (831)         (4,507)       (582)     (4,437)
  Interest income and other,
    net.......................     1,696      4,433      4,471         740             49             740         162         128
                                --------   --------   --------     -------        -------       ---------     -------   ---------
Income before tax.............      (366)     2,190      3,517         621          2,703          32,328      14,659      23,244
Income tax expense
  (benefit)...................      (633)       555        869       5,002          1,065          11,661       5,314       8,884
                                --------   --------   --------     -------        -------       ---------     -------   ---------
Net income (loss).............  $    267   $  1,635   $  2,648     $(4,381)       $ 1,638       $  20,667     $ 9,345   $  14,360
                                ========   ========   ========     =======        =======       =========     =======   =========
Earnings (loss) per common
  share -- basic and
  diluted.....................  $   0.27   $   1.64   $   2.65     $ (4.38)       $154.70       $1,951.93     $882.60   $1,356.25

BALANCE SHEET DATA (AT PERIOD
  END):
Current assets................  $  1,086   $  1,351   $    937     $    93        $   958       $  28,644     $71,716   $  16,562
Non-current assets............   106,857    106,939    108,637      24,942         23,389          45,638      43,396      50,550
Total assets..................   107,943    108,290    109,574      25,035         24,347          74,282     115,112      67,112
Current liabilities...........        92        259        248          --          1,880          16,577       7,469      10,718
Non-current liabilities.......    31,285     29,831     28,478          --          2,685         100,000      87,311     148,915
Total liabilities.............    31,377     30,090     28,726          --          4,565         116,577      94,780     159,633
Stockholders' equity
  (deficit)...................    76,566     78,200     80,848      25,035         19,782         (42,295)     20,332     (92,521)

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following table sets forth certain unaudited pro forma combined financial information giving effect to the merger accounted for as a purchase in accordance with generally accepted accounting principles. The information below may not be indicative of the results that actually would have occurred or which will be obtained in the future. The summary pro forma financial data have been derived from the unaudited pro forma combined financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. See "Unaudited Pro Forma Combined Financial Statements" and the "Notes to Unaudited Pro Forma Combined Financial Statements."

                                                     HISTORICAL                                PRO FORMA
                               ------------------------------------------------------   -----------------------
                                                                                                         SIX
                                                                                                        MONTHS
                                                                                         YEAR ENDED     ENDED
                                       YEAR ENDED               SIX MONTHS ENDED        DECEMBER 31,   JUNE 30,
                                   DECEMBER 31, 1998              JUNE 30, 1999             1998         1999
                               --------------------------   -------------------------   ------------   --------
                               K N ENERGY   KINDER MORGAN   K N ENERGY  KINDER MORGAN
                               ----------   -------------   ----------  -------------
                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues.....................    $4,388            $ --         $2,240         $ --        $4,425(1)    $2,268(1)
Partnership income...........        --              38             --           28            --           --
Net income...................        60              21              5           14            63           10
Per Share Data:
  Basic......................     $0.93        $1,951.93         $0.06     $1,356.25
  Diluted....................      $0.92       $1,951.93         $0.06     $1,356.25         $0.59        $0.09

BALANCE SHEET DATA (AT PERIOD
  END):
Total assets.................    $9,612            $ 74         $8,413         $ 67                     $9,716
Long-term debt...............     3,300             100          3,300          149                      3,448
Stockholders' equity
  (deficit)..................     1,224             (42)         1,245          (93)                     1,924

---------------

(1) Pro forma revenues for the year ended December 31, 1998 and the six months ended June 30, 1999 include partnership income of $38 million and $28 million, respectively.

     COMPARATIVE PER SHARE DATA OF K N ENERGY AND KINDER MORGAN (UNAUDITED)

     The following table presents comparative per share information for K N Energy and Kinder Morgan on a historical basis and on a pro forma basis assuming that the merger had occurred at January 1, 1998 for cash dividends and earnings per common share purposes and as of June 30, 1999 for book value per common share purposes. The table should be read in conjunction with the financial statements and related notes of K N Energy incorporated by reference, the financial statements and related notes of Kinder Morgan included elsewhere in this joint proxy statement/prospectus and the unaudited pro forma combined financial statements and related notes included elsewhere in this joint proxy statement/prospectus.

                                                                                   COMBINED
                                                      HISTORICAL                 PRO FORMA(A)
                                               -------------------------   -------------------------
                                                              SIX MONTHS                  SIX MONTHS
                                                YEAR ENDED      ENDED       YEAR ENDED      ENDED
                                               DECEMBER 31,    JUNE 30,    DECEMBER 31,    JUNE 30,
                                                   1998          1999          1998          1999
                                               ------------   ----------   ------------   ----------
K N ENERGY (PER COMMON SHARE):
Dividends.....................................    $ 0.76        $ 0.20        $ 0.76        $ 0.20
Net income, diluted...........................      0.92          0.06          0.59          0.09

Book value....................................     17.74         17.58                       17.10

                                                                                  EQUIVALENT
                                                      HISTORICAL                 PRO FORMA(A)
                                               -------------------------   -------------------------
                                                              SIX MONTHS                  SIX MONTHS
                                                YEAR ENDED      ENDED       YEAR ENDED      ENDED
                                               DECEMBER 31,    JUNE 30,    DECEMBER 31,    JUNE 30,
                                                   1998          1999          1998          1999
                                               ------------   ----------   ------------   ----------
KINDER MORGAN (PER COMMON SHARE):
Dividends.....................................  $ 7,814.88    $6,139.02     $ 2,977.65    $   783.59
Net income, diluted...........................    1,951.93     1,356.25       2,311.59        352.62

Book value....................................   (3,994.62)   (8,738.29)                   66,997.06

---------------

(a) The Kinder Morgan equivalent pro forma per share amounts have been calculated by multiplying the K N Energy pro forma per share amounts by 3,917.957. The 3,917.957 represents the number of shares of K N Energy common stock that a holder of Kinder Morgan common stock will receive for each share of Kinder Morgan common stock. The combined pro forma dividend shown is K N Energy's historical dividend.

                                  RISK FACTORS

     In evaluating K N Energy, Kinder Morgan, their businesses, the merger, the merger agreement and the transactions contemplated by the merger agreement, the K N Energy share issuance proposal and the K N Energy name change proposal, you should carefully consider the following risk factors, as well as the other information included in or incorporated by reference into this joint proxy statement/prospectus.

RISKS RELATING TO THE MERGER

WHEN YOU VOTE ON THE MERGER OR THE SHARE ISSUANCE, YOU WILL NOT KNOW THE MARKET VALUE OF THE K N ENERGY COMMON STOCK TO BE ISSUED IN THE MERGER.

     Upon completion of the merger, each share of Kinder Morgan common stock will automatically be converted into the right to receive 3,917.957 shares of K N Energy common stock. Since the exchange ratio is fixed, the number of shares that Kinder Morgan stockholders will receive in the merger will not change, even if the market price of K N Energy common stock changes. Kinder Morgan does not have a right to terminate the merger agreement based on a significant decline in K N Energy's stock price. The price of K N Energy common stock at the completion of the merger may vary from its price on the date of this joint proxy statement/prospectus and on the date of the special meetings. Because the date that the merger is completed will be after the date of the special meetings, the price of K N Energy common stock on the date of the special meetings may not be indicative of the stock price on the date the merger is completed. Accordingly, stockholders will not know the specific dollar value of K N Energy common stock to be issued upon completion of the merger when they vote on the merger or the share issuance.

ALTHOUGH K N ENERGY AND KINDER MORGAN EXPECT THAT THE MERGER WILL RESULT IN BENEFITS, THOSE BENEFITS MAY NOT BE REALIZED.

     K N Energy and Kinder Morgan entered into the merger agreement with the expectation that the merger will result in certain benefits, including enhancement of the quality and stability of future earnings, improved cash flow to fund future growth and a strengthened asset base for the transportation, storage and processing of energy products. Achieving the benefits of the merger will depend in part on the integration of K N Energy's and Kinder Morgan's technology, operations and personnel in a timely and efficient manner. In addition, the consolidation of these two companies will require substantial attention from management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on K N Energy's business, financial condition and operating results. There can be no assurance that K N Energy and Kinder Morgan can be successfully integrated or that any of the anticipated benefits will be realized.

CERTAIN REGULATORY AGENCIES MUST APPROVE THE MERGER AND COULD DELAY OR REFUSE TO APPROVE THE MERGER OR IMPOSE CONDITIONS THAT COULD ADVERSELY AFFECT K N ENERGY'S BUSINESS OR FINANCIAL CONDITION.

     To complete the merger, K N Energy and Kinder Morgan must obtain approvals or consents from various state and federal regulatory commissions and other government agencies. Such agencies may seek to impose conditions on K N Energy or Kinder Morgan before giving their approval or consent, and those conditions could have an adverse effect on K N Energy's business or financial condition. In addition, a delay in obtaining the requisite regulatory approvals will delay the completion of the merger. The companies cannot be certain that they will obtain the required regulatory approvals, or obtain them within the time frame contemplated in the merger agreement. For additional information on the required regulatory approvals, see "The Merger -- Regulatory Approvals."

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT K N ENERGY'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, K N Energy may be subject to a number of material risks, including the following:

     - K N Energy may be required to pay Kinder Morgan a termination fee of up to $45 million;

     - the price of K N Energy common stock may decline to the extent that the current market price of K N Energy common stock reflects a market assumption that the merger will be completed; and

     - certain costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

     In addition, if the merger is terminated and K N Energy's Board determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to agree to more attractive terms than those which have been negotiated for in the merger.

     Also, current and prospective K N Energy and Kinder Morgan employees may experience uncertainty about their future role with the combined company until integration strategies are announced or executed. This may adversely affect the companies' ability to attract and retain key management and technical personnel.

AS A RESULT OF THE MERGER, A SIGNIFICANT NUMBER OF SHARES OF K N ENERGY COMMON STOCK WILL BE OWNED BY MR. KINDER AND MORGAN ASSOCIATES. IF EITHER OF THEM WERE TO SELL SHARES OF K N ENERGY COMMON STOCK, THE SALE COULD CAUSE THE MARKET PRICE OF K N ENERGY COMMON STOCK TO DROP SIGNIFICANTLY.

     As a result of the merger, approximately 24.5 million shares of K N Energy common stock, or 21.7% of the shares outstanding after the merger, will be owned by Mr. Kinder and approximately 9.2 million shares of K N Energy common stock, or 8.2% of the shares outstanding after the merger, will be owned by Morgan Associates. If either of them were to sell their shares of K N Energy common stock or if the market perceives that either of them intends to sell shares, the market price of K N Energy common stock could drop significantly, even if K N Energy's business is doing well.

THE CONCENTRATION OF VOTING POWER IN A SMALL NUMBER OF STOCKHOLDERS MAY FRUSTRATE BENEFICIAL TRANSACTIONS.

     Upon completion of the merger, Richard D. Kinder will beneficially own approximately 21.7% and William V. Morgan will beneficially own approximately 8.2% of K N Energy's outstanding common stock. Since they, in their capacity as stockholders, do not owe a fiduciary duty to other K N Energy stockholders, they may individually decide not to accept transactions that may otherwise be beneficial to other K N Energy stockholders. Unless other issuances of common stock dilute their interests as stockholders, they may effectively have the voting power to prevent takeover transactions. This could discourage or make more difficult a merger, tender offer, proxy contest or acquisition of a significant portion of K N Energy common stock even if that event potentially would be favorable to the interests of the other K N Energy stockholders.

     In addition, subject to the terms of the governance agreements which expire no later than 18 months after the effective time, Messrs. Kinder and Morgan are free to vote their K N Energy common stock as they determine to be in their respective best interests on all matters which come before K N Energy stockholders.

RISKS RELATING TO K N ENERGY

K N ENERGY'S HIGH LEVEL OF DEBT MAY LIMIT ITS ABILITY TO ENGAGE IN BENEFICIAL TRANSACTIONS.

     As of June 30, 1999, K N Energy had approximately $3.9 billion of total debt, $275 million of capital trust securities and stockholders' equity of approximately $1.2 billion, resulting in a total debt to total capitalization ratio of approximately 72%. On a pro forma basis after giving effect to the merger, K N Energy's total debt to total capitalization ratio decreases to approximately 65%. This high level of debt may limit K N Energy's ability to make capital expenditures or acquisitions and otherwise constrain K N Energy's ability to take advantage of strategic opportunities in a dynamic energy industry.

FLUCTUATING COMMODITY PRICES COULD MATERIALLY ADVERSELY AFFECT THE FINANCIAL CONDITION AND RESULTS OF K N ENERGY.

     The products and feedstock of K N Energy's gas processing activities, including natural gas liquids, residue gas, shrink make-up gas, fuel and related by-products, are commodities. As such, their prices are often subject to material changes in response to relatively minor changes in supply and demand, general economic conditions and other market conditions over which K N Energy has no control. In addition, from time to time, K N Energy elects to hedge some of these exposures. Other market conditions affecting K N Energy's natural gas processing business include the availability and prices of alternative energy and feedstock sources, government regulation, industry-wide inventory levels, the seasons, the weather and the impact of energy conservation efforts. For the six months ended June 30, 1999, "keep-whole" contracts, which have the greatest amount of commodity risk, accounted for approximately 27% of K N Energy's natural gas processing total throughput.

K N ENERGY MAY BE ADVERSELY AFFECTED BY THE YEAR 2000 PROBLEM.

     K N Energy relies greatly on computer systems and automated systems to conduct its operations and transact its business, as is common among large diversified energy companies. Some computer codes and computer chips embedded in operating equipment may not be able to properly recognize dates in and after the year 2000. This could result in system failures and miscalculations that could cause disruptions to various business activities and operations. K N Energy has adopted a Year 2000 plan to address this issue, and has begun implementing this plan, which includes an assessment of the potential problems, an inventory of systems and areas which need to be corrected, remediation as necessary, testing of such systems and the development of contingency plans. Although K N Energy expects to have addressed its own Year 2000 problems in advance of January 1, 2000, K N Energy relies on suppliers, business partners and other external entities which may or may not be addressing their own problems associated with this issue. To the extent such external entities experience their own Year 2000 problems, they may materially adversely affect K N Energy's ability to do business without interruption or disruption.

RISKS RELATING TO KINDER MORGAN'S BUSINESS AND CONFLICTS OF INTEREST

KINDER MORGAN RELIES ON KINDER MORGAN ENERGY PARTNERS FOR ALL OF ITS REVENUES.

     Currently, Kinder Morgan's sole source of earnings and cash flow is cash distributions received from Kinder Morgan G.P., the general partner of Kinder Morgan Energy Partners L.P., a publicly-traded limited partnership. These distributions include a cash incentive distribution which is based on the amount of Kinder Morgan Energy Partners' cash distributions to its unitholders. In the event that Kinder Morgan Energy Partners decreases its cash distributions to its unitholders, Kinder Morgan's revenues may decrease substantially, primarily due to the resulting decrease to the cash incentive distribution to Kinder Morgan G.P. Based on Kinder Morgan Energy Partners' current cash distribution, the cash incentive distribution initially would be reduced by 50% of the decrease in the cash distributions to all partners. If the per unit distribution to Kinder Morgan Energy Partners' common unitholders falls below target levels described in its partnership agreement, that percentage would decrease.

THE FIDUCIARY DUTIES OF K N ENERGY'S OFFICERS AND DIRECTORS MAY CONFLICT WITH THOSE OF KINDER MORGAN G.P.

     It is expected that, upon the completion of the merger, certain directors and officers of K N Energy will also be directors and officers of Kinder Morgan G.P. Conflicts of interest may result due to the fiduciary duties such directors and officers may have to manage the business of Kinder Morgan G.P. and Kinder Morgan Energy Partners in a manner beneficial to Kinder Morgan G.P., Kinder Morgan Energy Partners and the Kinder Morgan Energy Partners' unitholders. The resolution of these conflicts may not always be in the best interests of K N Energy's stockholders.

THE SIMILARITY OF K N ENERGY'S ACQUISITION STRATEGY AND THAT OF KINDER MORGAN ENERGY PARTNERS MAY CREATE CONFLICTS OF INTEREST.

     Since K N Energy and Kinder Morgan Energy Partners each plan to grow their businesses through acquisitions, conflicts may arise because, upon the completion of the merger:

     - individuals who serve on K N Energy's Board may also serve on the board of directors of Kinder Morgan G.P., and this requires the disclosure of information to the board of Kinder Morgan G.P. of any transaction that could be of interest to that board on behalf of Kinder Morgan G.P., Kinder Morgan Energy Partners or its subsidiaries;

     - acquisition opportunities may be presented to the interlocking directors or those officers common to K N Energy and Kinder Morgan G.P. that could be in the best interests of both K N Energy and Kinder Morgan Energy Partners; and

     - Kinder Morgan Energy Partners' acquisition strategy has been, and Kinder Morgan believes it will continue to be, to acquire assets used in the transportation, storage and processing of energy products that generate long-term, steady cash flows and that can be acquired at a price that may increase Kinder Morgan Energy Partners' earnings and cash flow. There is no legal limitation on Kinder Morgan Energy Partners' business that requires Kinder Morgan Energy Partners not to enter into or acquire other businesses, and Kinder Morgan Energy Partners' acquisition interests could conflict with those of K N Energy.

     Any transaction that K N Energy effects could have been an opportunity of Kinder Morgan Energy Partners' and vice-versa. The resolution of these conflicts by K N Energy's Board and the board of directors of Kinder Morgan G.P. may not always be the most beneficial resolution to K N Energy's stockholders.

K N ENERGY MAY NOT BE FULLY COMPENSATED FOR THE RISKS OF OR WORK DONE ON ACQUISITIONS SHARED WITH KINDER MORGAN ENERGY PARTNERS.

     There may be transactions in which K N Energy and Kinder Morgan Energy Partners combine resources and divide the acquired assets based on various factors, including the benefits to Kinder Morgan Energy Partners of the acquisition of these assets. When making these transactions, it may be necessary for K N Energy to act solely on behalf of Kinder Morgan Energy Partners through the acquisition. Instead of the transaction being for K N Energy's entire benefit, K N Energy would only benefit to the extent those assets produce distributions by Kinder Morgan Energy Partners and increase the incentive cash distribution to be received by Kinder Morgan G.P. based on its general partner interest in Kinder Morgan Energy Partners.

K N ENERGY MAY NOT BE FULLY REIMBURSED FOR THE USE OF ITS OFFICERS AND EMPLOYEES BY
KINDER MORGAN G.P.

     After the consummation of the merger, K N Energy may share administrative personnel with Kinder Morgan G.P. to operate both K N Energy's business and the business of Kinder Morgan Energy Partners. In that case, K N Energy's officers, who in some cases may also be officers of Kinder Morgan G.P., will allocate, in their reasonable and sole discretion, the time K N Energy's employees spend on its behalf and on behalf of Kinder Morgan Energy Partners. These allocations may not necessarily be the result of arms-length negotiations between Kinder Morgan G.P. and K N Energy. Although K N Energy intends to be reimbursed for its employees' activities, due to the nature of the allocations, this reimbursement may not exactly match the actual time and overhead spent.

K N ENERGY'S CONTROL OVER KINDER MORGAN G.P. MAY BE LIMITED.

     Although after the consummation of the merger K N Energy will indirectly own all of the common stock of Kinder Morgan G.P., K N Energy's control over Kinder Morgan G.P.'s actions will be limited. The fiduciary duties owed by Kinder Morgan G.P. to Kinder Morgan Energy Partners and its unitholders prevent K N Energy from influencing Kinder Morgan G.P. to take any action that would benefit K N Energy to the detriment of Kinder Morgan Energy Partners or its unitholders. Therefore, K N Energy's control over Kinder Morgan G.P. will be limited to its ability to elect Kinder Morgan G.P.'s board of directors.

KINDER MORGAN G.P.'S DECISIONS ON BEHALF OF KINDER MORGAN ENERGY PARTNERS MAY LIMIT CASH DISTRIBUTIONS TO K N ENERGY.

     Kinder Morgan G.P. determines for Kinder Morgan Energy Partners the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves. All of these decisions can impact the amount of cash distributed by Kinder Morgan Energy Partners to its unitholders and to Kinder Morgan G.P. as the general partner of Kinder Morgan Energy Partners, which, in turn, affects the amount of dividends Kinder Morgan G.P. can pay to Kinder Morgan and that Kinder Morgan can pay to K N Energy. Kinder Morgan G.P. also determines the amount of distributions to the unitholders of Kinder Morgan Energy Partners. This determination affects the amount of the cash incentive distribution to Kinder Morgan G.P., which in turn affects the amount of dividends Kinder Morgan G.P. can pay to Kinder Morgan and that Kinder Morgan can subsequently pay to K N Energy.

RISKS RELATING TO KINDER MORGAN ENERGY PARTNERS' BUSINESS

PENDING FEDERAL ENERGY REGULATORY COMMISSION AND CALIFORNIA PUBLIC UTILITIES COMMISSION PROCEEDINGS SEEK SUBSTANTIAL REFUNDS AND REDUCTIONS IN THE TARIFF RATES OF KINDER MORGAN ENERGY PARTNERS.

     Some shippers on Kinder Morgan Energy Partners' pipelines have filed complaints with the Federal Energy Regulatory Commission and the California Public Utilities Commission that seek substantial refunds and reductions in the tariff rates on Kinder Morgan Energy Partners' Pacific operations. The Federal Energy Regulatory Commission has issued an opinion that may require payments for past actions and future tariff reductions on the Pacific operations' East line. For the five year period from 1994 to 1998, Kinder Morgan Energy Partners has reserved approximately $29 million on its balance sheet for the potential impact of the opinion relating to past activities relating to the East line. The opinion with respect to the East line also had the following impacts on Kinder Morgan Energy Partners. On April 1, 1999, Kinder Morgan Energy Partners filed with the Federal Energy Regulatory Commission new East line tariff rates consistent with the opinion. Kinder Morgan believes that these tariff reductions will reduce Kinder Morgan Energy Partners' revenues on the East line by approximately $5.5 million annually. In addition, Kinder Morgan Energy Partners ceased the $8 million annual accrual of an expense as an addition to reserves for the potential impact of these claims. The California Public Utilities Commission affirmed the dismissal of the complaint before it. Upon a petition for rehearing, the California Public Utilities Commission remanded the complaints to an administrative law judge for reconsideration of rate base and jurisdictional issues. Kinder Morgan Energy Partners believes it will ultimately prevail on rehearing, but, even if adversely decided, the issues before the administrative law judge are not expected to have a material adverse impact on Kinder Morgan Energy Partners. Nonetheless, an adverse ruling on appeal of these decisions could negatively impact revenues, results of operations, financial condition, liquidity and funds available for distribution to unitholders and to Kinder Morgan G.P. As a result, Kinder Morgan Energy Partners would have fewer funds available for distribution to Kinder Morgan G.P., Kinder Morgan G.P. would have fewer funds to dividend to Kinder Morgan and Kinder Morgan would have fewer funds to dividend to K N Energy. For a more detailed discussion of these matters, see "Business of Kinder Morgan, Inc. -- Business of Kinder Morgan Energy Partners -- Regulation" on page 117 and "Business of Kinder Morgan, Inc. -- Legal Proceedings and Other Contingencies -- Kinder Morgan Energy Partners -- Federal Energy Regulatory Commission" on page 121.

KINDER MORGAN ENERGY PARTNERS DOES NOT OWN THE LAND ON WHICH ITS PIPELINES ARE CONSTRUCTED AND IS SUBJECT TO THE POSSIBILITY OF INCREASED COSTS FOR ITS LOSS OF LAND USE.

     Kinder Morgan Energy Partners generally does not own the land on which its pipelines are constructed. Instead, Kinder Morgan Energy Partners obtains by contract the right to construct and operate the pipelines on other people's land for a period of time. If a court were to hold that Kinder Morgan Energy Partners was not entitled to use a substantial part of these lands, its results of operations and its ability to pay distributions to Kinder Morgan G.P., Kinder Morgan G.P.'s ability to pay dividends to Kinder Morgan and Kinder Morgan's ability to pay dividends to K N Energy would be affected negatively. For a more detailed discussion of easements, see "Business of Kinder Morgan, Inc. -- Legal Proceedings and Other Contingencies -- Kinder Morgan Energy Partners -- Easements" on page 122.

DISTRIBUTIONS FROM SHELL CO(2) COMPANY, LTD. MAY BE LIMITED.

     Kinder Morgan Energy Partners owns 20% of Shell CO(2) Company, Ltd., the other 80% of which is owned by Shell Oil Company. It is possible that Kinder Morgan Energy Partners will not receive any distributions from Shell CO(2) Company during 2002 and 2003. During 1999-2001, Kinder Morgan Energy Partners will receive a fixed, quarterly priority distribution from Shell CO(2) Company of approximately $3.6 million, or $14.5 million per year. These distributions are accounted for as equity earnings. If the distributions through 2001 result in an overpayment to Kinder Morgan Energy Partners, Shell Oil Company will receive a priority distribution during 2002 and 2003 equal to the amount of the overpayment. This priority distribution could limit Kinder Morgan Energy Partners' earnings from Shell CO(2) Company during that period. If the priority distribution through 2003 does not make up any prior overpayment, Kinder Morgan Energy Partners will be required to make a capital contribution to Shell CO(2) Company for that difference. After 2003, Kinder Morgan Energy Partners will participate in distributions according to its ownership percentage.

RESTRICTIONS IN KINDER MORGAN ENERGY PARTNERS' DEBT INSTRUMENTS MAY LIMIT ITS FINANCIAL FLEXIBILITY.

     Kinder Morgan Energy Partners' debt agreements contain restrictions that may prevent it from engaging in various beneficial transactions. The debt agreements prohibit Kinder Morgan Energy Partners from:

     - distributing cash to unitholders more often than quarterly;

     - distributing amounts in excess of 100% of available cash for the immediately preceding calendar quarter; and

     - making any distribution to unitholders if Kinder Morgan Energy Partners is in default or would be in default because of the distribution.

     The restrictions relate to:

     - specific financial ratios;

     - the incurrence of additional debt;

     - the entrance into mergers, consolidations and sales of assets;

     - investment activity; and

     - the grant of liens.

RESTRICTIONS ON THE ABILITY TO PREPAY SFPP, L.P.'S DEBT MAY LIMIT KINDER MORGAN ENERGY PARTNERS' FINANCIAL FLEXIBILITY.

     SFPP, L.P., an operating limited partnership in which Kinder Morgan Energy Partners indirectly holds a 99.5% interest, is subject to some restrictions on its debt that may limit Kinder Morgan Energy Partners' flexibility to structure or refinance existing or future debt. These restrictions include the following:

     - Kinder Morgan Energy Partners may not prepay SFPP, L.P.'s first mortgage notes before December 15, 1999;

     - After December 15, 1999, and before December 15, 2002, Kinder Morgan Energy Partners may prepay the SFPP, L.P. first mortgage notes with a penalty; and

     - Kinder Morgan Energy Partners agreed as part of the acquisition of its Pacific operations to not take specific actions related to the $190 million of the SFPP, L.P. first mortgage notes that would cause adverse tax consequences for the preceding general partner of SFPP, L.P.

                         THE K N ENERGY SPECIAL MEETING

DATE, TIME AND PLACE

     The special meeting of K N Energy stockholders will be held at 10:00 a.m., local time, on September 28, 1999, at the Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado 80202. We are sending this joint proxy statement/prospectus to you in connection with the solicitation of proxies by the K N Energy Board for use at the K N Energy special meeting and any adjournments or postponements of the K N Energy special meeting.

PURPOSE

     The purpose of the K N Energy special meeting is to consider and vote on the proposals to approve (1) the issuance of approximately 41.5 million shares of K N Energy common stock in connection with a proposed merger pursuant to which Rockies Merger Corp., a wholly-owned subsidiary of K N Energy, would be merged with and into Kinder Morgan, with Kinder Morgan as the surviving corporation and (2) the amendment of K N Energy's articles of incorporation upon consummation of the merger to provide that K N Energy shall be renamed "Kinder Morgan, Inc." K N Energy stockholders also may be asked to transact other business that may properly come before the K N Energy special meeting or any adjournments or postponements of the K N Energy special meeting.

K N ENERGY BOARD RECOMMENDATION

     THE K N ENERGY BOARD HAS CONCLUDED THAT THE PROPOSALS ARE ADVISABLE AND IN THE BEST INTERESTS OF K N ENERGY AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED AND ADOPTED THE PROPOSALS. ACCORDINGLY, THE K N ENERGY BOARD UNANIMOUSLY RECOMMENDS THAT ALL K N ENERGY STOCKHOLDERS VOTE "FOR" APPROVAL OF EACH OF THE PROPOSALS.

RECORD DATE, OUTSTANDING SHARES AND VOTING RIGHTS

     The K N Energy Board has fixed the close of business on August 20, 1999 as the record date for the K N Energy special meeting. Only holders of record of shares of K N Energy common stock on the record date are entitled to notice of and to vote at the K N Energy special meeting. As of the record date, there were 70,897,055 outstanding shares of K N Energy common stock held by approximately 8,859 holders of record. At the K N Energy special meeting, each share of K N Energy common stock will be entitled to one vote on all matters. Votes may be cast at the K N Energy special meeting in person or by proxy.

VOTE REQUIRED; QUORUM

     The merger agreement requires that the shares of K N Energy common stock to be issued in the merger must be listed on the NYSE. NYSE listing policies require prior stockholder approval of issuances of common stock, or of securities convertible into or exercisable for common stock, that would constitute more than 20% of the outstanding shares of common stock on a post-transaction basis. K N Energy expects to issue approximately 41.5 million shares of common stock or approximately 37% of the shares outstanding following completion of the merger. Under NYSE rules, approval of the share issuance proposal requires that the holders of a majority of the shares of K N Energy common stock outstanding cast votes on the share issuance proposal and that a majority of the votes cast be cast in favor of the proposal.

     Under Kansas law, the approval of the name change proposal will require the affirmative vote of the holders of a majority of the shares of K N Energy common stock outstanding on the record date.

     The representation, in person or by proxy, of the holders of a majority of the shares of K N Energy common stock entitled to vote at the K N Energy special meeting is necessary to constitute a quorum at the K N Energy special meeting. Shares of K N Energy common stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the K N Energy special meeting. Shares that abstain from voting on the proposals will be treated as shares that are present and entitled to vote at the K N Energy special meeting for purposes of determining whether a quorum exists, but will have the same effect as a vote against approval of the name change proposal.

     If a broker or nominee holding shares of record for a customer indicates that it does not have discretionary authority to vote as to a particular matter, those shares, which are referred to as broker non-votes, will be treated as present and entitled to vote at the K N Energy special meeting for purposes of determining whether a quorum exists. Brokers or nominees holding shares of record for customers will not be entitled to vote on the proposals unless they receive voting instructions from their customers. Accordingly, broker non-votes will not be voted in favor of approval of the proposals, meaning that shares constituting broker non-votes will have the same effect as shares voted against approval of the name change proposal.

     K N Energy believes that each of its directors and executive officers intends to vote his or her shares in favor of approval of the proposals. As of the record date, K N Energy's directors and executive officers beneficially owned approximately 1,647,816 of the outstanding shares, representing approximately 2.3% of the total outstanding shares, of K N Energy common stock.

VOTING OF PROXIES

     All shares of K N Energy common stock that are entitled to vote and are represented at the K N Energy special meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated on your properly executed and returned proxy, such proxy will be voted "FOR" approval of the proposals. You may also submit your proxy by telephone or Internet by following the instructions on the enclosed proxy card.

     If you participate in the K N Energy Employee Stock Purchase Plan, your proxy card represents shares that you hold in the plan as well as any other shares that are registered in the same name.

     The K N Energy Board does not know of any matters other than those described in the notice of the K N Energy special meeting that are to come before the meeting. If any other matters are properly presented at the K N Energy special meeting for consideration, including, among other things, consideration of a motion to adjourn or postpone the meeting to another time and/or place for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger, the persons named in the proxy card and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment.

CONFIDENTIAL VOTING

     As a matter of policy, proxies, ballots and voting tabulations that identify individual stockholders are kept private by K N Energy. Such documents are available for examination only by the inspectors of elections and certain personnel associated with processing proxy cards and tabulating the vote. The vote of any stockholder is not disclosed except as may be necessary to meet legal requirements.

REVOCATION OF PROXIES

     You may revoke any proxy given pursuant to this solicitation at any time before it is voted. Proxies may be revoked by:

     - filing with the Secretary of K N Energy, at or before the taking of the vote at the K N Energy special meeting, a written notice of revocation bearing a later date than the revoked proxy;

     - duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of K N Energy before the taking of the vote at the K N Energy special meeting or submitting a later-dated proxy using the telephone or Internet voting procedures; or

     - attending the K N Energy special meeting and voting in person, although attendance at the K N Energy special meeting will not by itself constitute a revocation of a proxy.

     You should send any written notice of revocation or subsequent proxy to K N Energy, Inc., 370 Van Gordon Street, P.O. Box 281304, Lakewood, Colorado 80228-8304, Attention: Secretary, or hand deliver it to the Secretary of K N Energy at or before the taking of the vote at the K N Energy special meeting. If you have instructed a broker to vote your shares, you must follow directions received from the broker in order to change your vote or to vote at the K N Energy special meeting.

SOLICITATION OF PROXIES; EXPENSES

     In connection with the K N Energy special meeting, proxies are being solicited by, and on behalf of, the K N Energy Board. K N Energy will bear the cost of soliciting proxies from its stockholders. In addition to solicitation by mail, proxies may be solicited from K N Energy stockholders by directors, officers and employees of K N Energy in person or by telephone, facsimile or other means of communication. These directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. In addition, K N Energy has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist K N Energy in the solicitation of proxies from stockholders for the K N Energy special meeting for a customary fee plus reimbursement of reasonable out-of-pocket expenses. Arrangements will be made with brokerage houses, custodians, nominees and fiduciaries for the forwarding of proxy solicitation materials to beneficial owners of shares and K N Energy will reimburse them for their reasonable expenses incurred in forwarding the materials.

                       THE KINDER MORGAN SPECIAL MEETING

DATE, TIME AND PLACE

     The special meeting of Kinder Morgan stockholders will be held at 10:00 a.m., local time, on September 28, 1999, at 1301 McKinney, Suite 3400, Houston, Texas 77010. We are sending this joint proxy statement/prospectus to you in connection with the solicitation of proxies by the Kinder Morgan Board for use at the Kinder Morgan special meeting and any adjournments or postponements of the Kinder Morgan special meeting.

PURPOSE

     The purpose of the Kinder Morgan special meeting is to consider and vote on the proposal to approve and adopt an Agreement and Plan of Merger, dated as of July 8, 1999, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of August 20, 1999, by and among Kinder Morgan, K N Energy, and Rockies Merger Corp., a newly formed wholly-owned subsidiary of K N Energy. Pursuant to the merger agreement, among other things, (a) Rockies Merger Corp. will be merged with and into Kinder Morgan, with Kinder Morgan surviving the merger and continuing as a wholly-owned subsidiary of K N Energy and (b) each share of Kinder Morgan common stock (other than shares for which appraisal rights are perfected under Delaware law) will be converted into and become the right to receive 3,917.957 shares of K N Energy common stock. Cash will be paid in lieu of issuing fractional shares of K N Energy common stock. Kinder Morgan stockholders also may be asked to transact other business that may properly come before the Kinder Morgan special meeting or any adjournments or postponements of the Kinder Morgan special meeting.

KINDER MORGAN BOARD RECOMMENDATION

     THE KINDER MORGAN BOARD HAS CONCLUDED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF KINDER MORGAN AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT. ACCORDINGLY, THE KINDER MORGAN BOARD UNANIMOUSLY RECOMMENDS THAT ALL KINDER MORGAN STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

RECORD DATE, OUTSTANDING SHARES AND VOTING RIGHTS

     The Kinder Morgan Board has fixed the close of business on August 20, 1999 as the record date for the Kinder Morgan special meeting. Only holders of record of shares of Kinder Morgan Class A common stock on the record date are entitled to vote at the special meeting. As of the record date, there were 8,047 outstanding shares of Kinder Morgan Class A common stock held by two holders of record and 2,541 outstanding shares of Kinder Morgan Class B non-voting common stock held by 13 holders of record. At the Kinder Morgan special meeting, each share of Kinder Morgan Class A common stock will be entitled to one vote on all matters. Votes may be cast at the Kinder Morgan special meeting in person or by proxy.

VOTE REQUIRED; QUORUM

     Under Delaware law, the approval and adoption of the merger agreement will require the affirmative vote of the holders of a majority of the shares of Kinder Morgan Class A common stock outstanding on the record date.

     The representation, in person or by proxy, of the holders of a majority of the shares of Kinder Morgan Class A common stock entitled to vote at the Kinder Morgan special meeting is necessary to constitute a quorum at the Kinder Morgan special meeting. Shares of Kinder Morgan Class A common stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the Kinder Morgan special meeting.

     In conjunction with the execution of the merger agreement, Richard D. Kinder and Morgan Associates, Inc., an affiliate of William V. Morgan, entered into a voting agreement with K N Energy to vote all Kinder Morgan Class A common stock under their voting control in favor of approving and adopting the merger agreement. As Mr. Kinder and Morgan Associates, together, beneficially own all of the issued and outstanding shares of Kinder Morgan Class A common stock and as they have each agreed, pursuant to the voting agreement, to vote their respective shares in favor of approval and adoption of the merger agreement, the approval and adoption of the merger agreement is assured.

VOTING OF PROXIES

     All shares of Kinder Morgan Class A common stock that are entitled to vote and are represented at the Kinder Morgan special meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated on your properly executed and returned proxy, such proxy will be voted "FOR" approval and adoption of the merger agreement.

     The Kinder Morgan Board does not know of any matters other than those described in the notice of the Kinder Morgan special meeting that are to come before the meeting. If any other matters are properly presented at the Kinder Morgan special meeting for consideration, the persons named in the proxy card and acting thereunder generally will have discretion to vote on such matters in accordance with their best judgment.

REVOCATION OF PROXIES

     You may revoke any proxy given pursuant to this solicitation at any time before it is voted. Proxies may be revoked by:

     - filing with the Secretary of Kinder Morgan, at or before the taking of the vote at the Kinder Morgan special meeting, a written notice of revocation bearing a later date than the revoked proxy;

     - duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Kinder Morgan before the taking of the vote at the Kinder Morgan special meeting; or

     - attending the Kinder Morgan special meeting and voting in person, although attendance at the Kinder Morgan special meeting will not by itself constitute a revocation of a proxy.

     You should send any written notice of revocation or subsequent proxy to Kinder Morgan, Inc., 1301 McKinney, Suite 3400, Houston, Texas 77010, Attention:
Joseph Listengart, Secretary, or hand deliver it to the Secretary of Kinder Morgan at or before the taking of the vote at the Kinder Morgan special meeting.

SOLICITATION OF PROXIES; EXPENSES

     In connection with the Kinder Morgan special meeting, proxies are being solicited by, and on behalf of, the Kinder Morgan Board. Kinder Morgan will bear the cost of soliciting proxies from its stockholders. In addition to solicitation by mail, proxies may be solicited from Kinder Morgan stockholders by directors, officers and employees of Kinder Morgan in person or by telephone, facsimile or other means of communication. These directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation.

APPRAISAL RIGHTS

     If the merger agreement is approved and adopted by the Kinder Morgan stockholders, holders of Kinder Morgan common stock who make a written objection to the merger prior to the Kinder Morgan special meeting, do not vote in favor of approval and adoption of the merger agreement, and properly make a written demand for payment following notice of the merger will be entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, the text of which is attached to this joint proxy statement/prospectus as Annex D. It is a condition to the consummation of the merger that no Kinder Morgan stockholder shall have demanded an appraisal of its shares of Kinder Morgan common stock.

                                   THE MERGER

BACKGROUND OF THE MERGER

     On June 21, 1999, K N Energy and Sempra Energy announced in a joint press release that they had agreed to terminate the Agreement and Plan of Merger, dated as of February 20, 1999, among Sempra, Cardinal Acquisition Corp. and K N Energy.

     On June 21, 1999, K N Energy also announced that it had revised its earnings projections to reflect an expected break even or a modest gain of $.10 per share for 1999 and $.70 to $.90 per share for 2000. These revised projections were the result of: continued lack of demand for interstate natural gas transportation in K N Energy's key markets, coupled with weak basis differentials -- by-products of two consecutive record warm winters, increased competition in K N Energy's midwest markets and delayed supply development in the Rocky Mountain and Gulf Coast regions; poor performance in the gathering and processing sector due to low commodity prices; poor first quarter sales by the local distribution company due to warm weather; lack of irrigation sales in the Texas Panhandle; and mild summer weather in the Houston market area.

     During the time period from June 21, 1999 through June 23, 1999, various K N Energy directors, including Richard D. Kinder, engaged in discussions regarding the termination of the merger between K N Energy and Sempra Energy, the future of K N Energy, the challenges related to the revised earnings projections, possible strategic alliances or other business combinations and the performance of certain members of K N Energy corporate management.

     On June 24, 1999, Edward H. Austin, Jr. called Mr. Kinder. During the conversation, Mr. Kinder and Mr. Austin, then both directors of K N Energy, discussed the termination of the merger between K N Energy and Sempra Energy, the current state of K N Energy, and the possibility of a business combination between K N Energy and Kinder Morgan.

     Later on June 24, 1999, Mr. Kinder had a telephone conversation with six members of the K N Energy Board (including the members of the executive committee). At the beginning of the call, Mr. Kinder resigned from the K N Energy Board. During the conversation, the parties discussed the possibility of a business combination between K N Energy and Kinder Morgan, with the combined entity to be managed by Mr. Kinder. It was also determined that Mr. Kinder would present his proposal regarding the combination to the complete K N Energy Board on June 29, 1999.

     On June 24, 1999, K N Energy retained Petrie Parkman as financial advisor to provide investment banking advice with respect to a potential transaction with Kinder Morgan.

     During the time period from June 25 through June 28, 1999, various K N Energy directors, along with Petrie Parkman, engaged in further discussions regarding the possible business combination between K N Energy and Kinder Morgan. Information regarding the financial position and master limited partnership structure of Kinder Morgan Energy Partners was distributed to the members of the K N Energy Board for their review, and information regarding the financial position of K N Energy was distributed to Mr. Kinder and William V. Morgan, Vice Chairman and President of Kinder Morgan, for their review.

     On June 29, 1999, the K N Energy Board held a special meeting in Denver at which senior management of K N Energy presented the K N Energy Board with a financial report on K N Energy and plans to improve K N Energy's financial position. The K N Energy Board then heard a presentation by Petrie Parkman providing an overview of publicly traded partnerships. Next, Kinder Morgan made a presentation to the K N Energy Board describing Kinder Morgan's business and the benefits of an acquisition of Kinder Morgan by K N Energy. Kinder Morgan stated its view that such a transaction would involve K N Energy's acquisition of all of Kinder Morgan's equity for an ownership stake in the combined company of 35% to 45%. Kinder Morgan also explained that it was in the late stages of pursuing an initial public offering of its common stock, including commencement on July 5 of a road show, and that it would consider a business combination with K N Energy only if the terms could be agreed to prior to Kinder Morgan's scheduled completion of its initial public offering, which Kinder Morgan indicated it was prepared to cancel if a satisfactory agreement was reached with K N Energy. Mr. Kinder also stated that a required term of any business combination proposal would be that he be named Chairman and Chief Executive Officer of the combined company upon the closing of the transaction. Following their presentation, the Kinder Morgan representatives were excused and the K N Energy Board heard presentations by Petrie Parkman on K N Energy's position in the financial markets as well as Petrie Parkman's overview of Kinder Morgan and preliminary analysis of a potential transaction between K N Energy and Kinder Morgan.

     At the June 29, 1999 K N Energy Board meeting, the Board established a special committee, consisting of Stewart A. Bliss, as chairman of the committee, Edward H. Austin, Jr. and Charles W. Battey, to negotiate the terms of a potential transaction with Kinder Morgan and to report back to the full K N Energy Board. The K N Energy Board also added Mr. Bliss to the Board's executive committee and directed that the special committee work closely with the executive committee on all major decisions arising between meetings of the full K N Energy Board. The Kinder Morgan representatives were invited back into the Board meeting and K N Energy agreed with Kinder Morgan to work toward seeing whether or not the parties could agree on the terms of a mutually acceptable transaction.

     On June 30, 1999, the K N Energy Board retained Merrill Lynch to provide additional investment banking advice with respect to the proposed transaction with Kinder Morgan.

     Also on June 30, 1999, members of K N Energy senior management, together with representatives of Petrie Parkman, met at Petrie Parkman's offices in Houston with members of Kinder Morgan senior management, together with their outside counsel, to conduct due diligence regarding Kinder Morgan and to discuss valuation issues related to the proposed transaction. These meetings continued through July 1, 1999. At the same time, Kinder Morgan expressed its position that it wanted to reach a tentative agreement on valuation issues before negotiating other aspects of the proposed transaction.

     The K N Energy Board held a telephonic meeting on July 1, 1999 in which K N Energy senior management reported on the progress of its due diligence investigation and Mr. Bliss updated the Board on the timetable of the proposed transaction.

     Also on July 1, 1999, in a conversation with Mr. Bliss and again in conversations with representatives of Petrie Parkman and Merrill Lynch, Mr. Morgan expressed that Kinder Morgan would not engage in a transaction with K N Energy if the exchange ratio, on a pro forma basis giving effect to Kinder Morgan's proposed initial public offering, was less than 1.2667 shares (which is equivalent to 3,917.957 shares without giving effect to Kinder Morgan's proposed initial public offering) of K N Energy common stock for each share of Kinder Morgan common stock.

     On July 2, 1999, at a special telephonic meeting of the K N Energy Board, Mr. Bliss updated the K N Energy Board regarding the discussions with Kinder Morgan, including the Kinder Morgan proposed exchange ratio. In addition, the K N Energy Board heard presentations from K N Energy senior management regarding its due diligence investigation of Kinder Morgan. Petrie Parkman then made a presentation to the K N Energy Board reviewing K N Energy's current position and updating its preliminary valuation analysis and pro forma analysis of a transaction with Kinder Morgan. The K N Energy Board also heard a presentation by Merrill Lynch reviewing the challenges faced by

K N Energy and its strategic alternatives, the financial position of Kinder Morgan and Merrill Lynch's valuation analysis and pro forma analysis.

     At the July 2, 1999 K N Energy Board meeting, the K N Energy Board authorized the special committee to proceed with exploring a transaction to acquire Kinder Morgan in a stock-for-stock merger whereby each outstanding share of common stock of Kinder Morgan, on a pro forma basis giving effect to Kinder Morgan's proposed initial public offering, would be exchanged for 1.2667 shares of K N Energy common stock, subject to completion by K N Energy of its due diligence investigation of Kinder Morgan and satisfactory resolution of all other terms of the transaction.

     Later on July 2, 1999, K N Energy and Kinder Morgan executed a mutual confidentiality agreement with standstill provisions. From July 2, 1999 and continuing until the execution of a definitive merger agreement on July 8, 1999, K N Energy, assisted by Petrie Parkman, Merrill Lynch and K N Energy's outside counsel, conducted additional due diligence on Kinder Morgan.

     On July 3, 1999, K N Energy and its outside counsel delivered a first draft of the proposed merger agreement to Kinder Morgan and its outside counsel for their review. Also on July 3, 1999 and continuing on July 4, 1999, Kinder Morgan's outside counsel performed its due diligence investigation on K N Energy in Lakewood, Colorado. From July 5, 1999 and continuing until the execution of a definitive merger agreement on July 8, 1999, Kinder Morgan, assisted by its outside counsel, conducted additional due diligence on K N Energy.

     On July 4, 1999, Messrs. Bliss and Morgan had conversations regarding critical terms of the draft merger agreement and regarding governance provisions meant to protect K N Energy's public stockholders following completion of the merger. Also on July 4, 1999, Kinder Morgan and its outside counsel provided K N Energy and its outside counsel with their initial comments regarding the draft merger agreement.

     From July 5, 1999 and continuing until the execution of a definitive merger agreement on July 8, 1999, Mr. Bliss, sometimes together with the other members of the K N Energy Board special committee and sometimes together with other members of the K N Energy Board executive committee, engaged in daily conversations and negotiations with Mr. Morgan and other members of Kinder Morgan senior management regarding various aspects of the proposed transaction. In all instances, Mr. Bliss reported the substance of such conversations and negotiations to the special committee, obtaining its concurrence with all decisions. Also, on July 5 and July 6, 1999, each of the parties and their respective outside counsel continued to negotiate the terms of the merger agreement and the terms of a related governance agreement. On July 6, 1999, the K N Energy Board executive committee held a telephonic meeting at which time Mr. Bliss, senior management and outside counsel briefed the executive committee on the status of the draft merger agreement and reviewed the discussions with Kinder Morgan regarding the post-merger governance provisions.

     On July 7, 1999, the K N Energy Board special committee, together with K N Energy's general counsel, held a conference call with members of senior management of Kinder Morgan in which the parties attempted to resolve the outstanding issues relating to the proposed transaction, including the governance agreement and Kinder Morgan's proposal to change K N Energy's corporate name to "Kinder Morgan, Inc." following completion of the merger. Later that day, the K N Energy Board executive committee met telephonically to receive an update on the transaction from the special committee and discuss the role of Larry D. Hall, Chairman and Chief Executive Officer of K N Energy, in the proposed new organization.

     In addition, on July 7, 1999, the K N Energy Board held a special telephonic meeting at which Mr. Bliss updated the full K N Energy Board on the status of the proposed transaction and senior management made a presentation concerning the results of K N Energy's due diligence investigation of Kinder Morgan. K N Energy's outside counsel then reviewed the terms of the merger agreement and other legal aspects of the transaction. Next, both Petrie Parkman and Merrill Lynch reviewed their respective valuation analyses of Kinder Morgan and their additional financial analyses of the combined company.

     Also on July 7, 1999, the parties continued to negotiate with respect to the remaining issues involving the merger agreement and the governance agreement and began negotiations over the terms of the employment agreement to be entered into upon completion of the merger between K N Energy and Mr. Kinder.

     On July 8, 1999, the K N Energy Board special committee and executive committee held a joint telephonic meeting at which they discussed the composition of the board of directors of the combined company and Kinder Morgan's proposal regarding the corporate name change.

     Following additional negotiations between Mr. Bliss and the special committee and Kinder Morgan, on July 8, 1999, the K N Energy Board held a special telephonic meeting at which Mr. Bliss, senior management and outside counsel updated the K N Energy Board on developments since the July 7 Board meeting. In particular, Mr. Bliss reported that Kinder Morgan confirmed its agreement that the K N Energy Board would consist of six current directors following the merger, but reiterated the importance of the name change following the merger. In addition, Petrie Parkman and Merrill Lynch each delivered its oral opinion that, as of such date, the exchange ratio was fair from a financial point of view to K N Energy. Petrie Parkman and Merrill Lynch later confirmed their respective opinions in writing. At that time, Mr. Hall submitted his resignation as an officer of K N Energy and its subsidiaries and from the K N Energy Board, effective immediately. Mr. Bliss was subsequently appointed interim Chairman and Chief Executive Officer. Following a discussion of the proposed transaction, the K N Energy Board unanimously, by roll call vote, determined that the merger agreement and the merger were in the best interests of K N Energy and its stockholders and approved the merger, the merger agreement, the issuance of shares of K N Energy common stock pursuant to the merger agreement and the corporate name change to "Kinder Morgan, Inc." The K N Energy Board also unanimously resolved to recommend that K N Energy's stockholders vote to approve both the issuance of K N Energy common stock and the corporate name change.

     During the entire process described above, Kinder Morgan's two directors were in constant communication. Mr. Morgan conducted the negotiations from July 5, 1999 on, but continually updated Mr. Kinder and discussed strategy for Kinder Morgan. On July 8, 1999, the Kinder Morgan Board held a telephonic meeting and, based on the negotiations and a draft of the merger agreement and related documents, unanimously determined that the merger agreement and the merger were advisable and in the best interests of Kinder Morgan and its stockholders and approved the merger and the merger agreement. The Kinder Morgan Board also unanimously resolved to recommend that the Kinder Morgan stockholders vote to approve and adopt the merger agreement. At that time, Kinder Morgan ceased its road show for its initial public offering.

     On July 8, 1999, K N Energy and Kinder Morgan executed and delivered the merger agreement, and K N Energy, Mr. Kinder and Morgan Associates, Inc., a company wholly-owned by Mr. Morgan, executed and delivered a voting agreement whereby Mr. Kinder and Morgan Associates agreed to vote all of their shares of Kinder Morgan stock in favor of approval and adoption of the merger agreement. K N Energy and Kinder Morgan then announced the terms of the merger in a joint press release.

     On August 20, 1999, K N Energy, Rockies Merger Corp. and Kinder Morgan entered into the First Amendment to the Agreement and Plan of Merger.

RECOMMENDATION OF THE K N ENERGY BOARD; K N ENERGY'S REASONS FOR THE MERGER

     FOR THE REASONS DISCUSSED BELOW AND OTHER FACTORS IT CONSIDERED APPROPRIATE, THE K N ENERGY BOARD CONCLUDED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF K N ENERGY AND ITS STOCKHOLDERS, UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE K N ENERGY STOCKHOLDERS VOTE "FOR" THE ISSUANCE OF SHARES OF K N ENERGY COMMON STOCK PURSUANT TO THE TERMS OF THE MERGER AGREEMENT AND "FOR" CHANGING K N ENERGY'S CORPORATE NAME TO "KINDER MORGAN, INC."

     K N Energy's primary reasons for seeking to consummate a business combination with Kinder Morgan are the beliefs of the K N Energy Board and management that (1) the industry leadership and management expertise of the Kinder Morgan organization, coupled with the financial strength of Kinder Morgan, will provide a strategic advantage to the combined company and (2) the combination of our resources and operations is a good strategic fit. In addition, the opportunity for K N Energy to de-leverage its balance sheet and improve access to available capital to fund growth opportunities makes this an attractive transaction. Finally, in light of the continuing economic challenges facing K N Energy and the natural gas industry, such as record-setting warm winter weather, record high levels of natural gas in storage and record high inventories of natural gas liquids, the K N Energy Board considered the financial condition of Kinder Morgan, particularly its low level of debt, to be a compelling strategic factor. Accordingly, the K N Energy Board concluded that K N Energy is likely to be a stronger competitor in the short-term and long-term with the acquisition of Kinder Morgan.

     In determining that the merger agreement, the merger, the share issuance pursuant to the merger and the corporate name change are in the best interests of K N Energy and its stockholders, the K N Energy Board considered a number of factors, including the following:

     - The merger would result in the combined company being led by a highly regarded management team with a strong track record in the energy industry.

     - The combined company's earnings would be less dependent on weather and commodity prices and would have greater geographical diversity than K N Energy's earnings alone.

     - Kinder Morgan owns and operates one of the largest product pipeline systems in the U.S., serving customers in 16 states with more than 5,000 miles of pipeline.

     - The merger would create a company with more than 30,000 miles of pipeline, transporting natural gas, refined petroleum products and natural gas liquids, and provide a broader platform to exploit future growth opportunities.

     - Financial and operational scale are increasingly important in the consolidating energy industry. After giving pro forma effect to the merger, K N Energy's equity market capitalization, as of July 8, 1999, would have increased from $863 million to approximately $1,369 million.

     - After giving pro forma effect to the merger, K N Energy's ratio of total debt to total capitalization would have decreased from approximately 72% to 65%, thus affording greater flexibility to enable K N Energy to pursue its business strategy without being as subject to the limitations associated with a substantial degree of leverage.

     - Based on management's financial forecasts of projected results of operations of K N Energy presented to the K N Energy Board, the merger is expected to be accretive to K N Energy's earnings per share in 1999 and 2000.

     - Kinder Morgan's indirect general partner interest in Kinder Morgan Energy Partners will allow the combined company to sell qualifying assets to Kinder Morgan Energy Partners for cash and/or publicly traded limited partnership units, for fair market value, on an accretive basis, based upon fairness opinions from independent financial advisors, while continuing to share in the earnings of those assets.

     - The structure of the merger, with K N Energy's current stockholders continuing as stockholders of the combined company, will provide K N Energy stockholders with the opportunity to participate in the future value creation potential of the combined company.

     - The presentations of Petrie Parkman and Merrill Lynch (including the assumptions and methodologies underlying their respective analyses) and the oral opinions of Petrie Parkman and Merrill Lynch delivered and confirmed in writing on July 8, 1999, that, as of July 8, 1999, the exchange ratio was fair from a financial point of view to K N Energy. The opinions of Petrie Parkman and Merrill Lynch and the analyses underlying their respective opinions are summarized below, and a copy of the written opinions, dated as of July 8, 1999, setting forth the procedures followed by Petrie Parkman and Merrill Lynch, respectively, are attached hereto as Annex B and Annex C, respectively. See "-- Opinions of Financial Advisors to K N Energy."

     - The terms of the merger agreement, including the parties' representations and warranties and covenants, the conditions to their respective obligations and the provisions regarding termination fees and expense reimbursement.

     - The governance provisions agreed to by Mr. Kinder, Morgan Associates and K N Energy, which will protect certain rights of K N Energy's public stockholders for 18 months after the merger is completed.

     - The terms of the employment agreement to be entered into by and between K N Energy and Mr. Kinder, which will ensure that K N Energy is led by a strong management team.

     - The likelihood of obtaining regulatory approvals, the possibility that regulatory authorities may impose conditions to the granting of such approvals and the time period necessary to obtain the required regulatory approvals for the merger.

     - In the course of its deliberations, the K N Energy Board considered and reviewed with management and K N Energy's financial advisors a number of other factors relevant to the merger, including, but not limited to:

      - current financial market conditions and historical market prices, volatility and trading information with respect to K N Energy's common stock;

      - the likelihood of continuing consolidation in the energy industry and increased competition from larger, well-financed companies; and

      - the reports from K N Energy's management as to the results of its due diligence investigation of Kinder Morgan and its business.

     The foregoing discussion of the information and factors considered by the K N Energy Board is not intended to be exhaustive but is believed to include all material factors considered by the K N Energy Board. In reaching its decision to approve the merger agreement and to recommend that K N Energy stockholders approve the issuance of shares pursuant to the merger agreement and the corporate name change to "Kinder Morgan, Inc.," the K N Energy Board did not view any single factor as determinative and did not find it necessary or practicable to, and did not, quantify or otherwise attempt to assign specific or relative weights to the various factors considered in making its determination. In addition, individual members of the K N Energy Board may have given different weights to different factors. The K N Energy Board did not attempt to analyze the fairness of the merger consideration in isolation from the considerations as to our businesses, the strategic merits of the merger or the other considerations referred to above.

RECOMMENDATION OF THE KINDER MORGAN BOARD; KINDER MORGAN'S REASONS FOR THE
MERGER

     FOR THE REASONS DISCUSSED BELOW AND OTHER FACTORS IT CONSIDERED APPROPRIATE, THE KINDER MORGAN BOARD CONCLUDED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF KINDER MORGAN AND ITS STOCKHOLDERS, UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE KINDER MORGAN STOCKHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Kinder Morgan is the sole stockholder of Kinder Morgan G.P., the general partner of Kinder Morgan Energy Partners, a publicly traded limited partnership that manages a diverse group of assets used in the transportation, storage and processing of energy products. On May 10, 1999, Kinder Morgan filed with the SEC a registration statement on Form S-1 relating to an initial public offering of its common stock. The intent of the filing was to create a publicly traded corporation that:

     - would be managed by the same management that manages Kinder Morgan G.P. and Kinder Morgan Energy Partners; and

     - could share resources and strategies with Kinder Morgan Energy Partners to allow both entities to benefit from the flexibility of this shared approach.

     Kinder Morgan canceled its initial public offering when it entered into the merger agreement. Kinder Morgan's management believes the combination with an already public company and the management of K N Energy by Kinder Morgan's management, including the election of Richard D. Kinder as Chairman and Chief Executive Officer of the combined company, will allow Kinder Morgan to achieve the goals of the initial public offering while continuing to benefit from the executive leadership of Mr. Kinder.

     Since Kinder Morgan is a business corporation with different cash distribution requirements and tax characteristics than a publicly traded limited partnership like Kinder Morgan Energy Partners, the initial public offering of Kinder Morgan was intended to add flexibility to pursue acquisitions which may not be suitable for or available to Kinder Morgan Energy Partners. For example, Kinder Morgan intended to pursue acquisitions of companies that Kinder Morgan Energy Partners could not pursue due to:

     - the nature of the target companies' income jeopardizing Kinder Morgan Energy Partners' partnership tax status; or

     - the target companies' stockholders' unwillingness to accept Kinder Morgan Energy Partners' limited partnership units.

     After the initial public offering, Kinder Morgan would have had the ability to divide purchased assets between Kinder Morgan and Kinder Morgan Energy Partners as appropriate after considering each entity's different characteristics and strategies. This shared approach was intended to allow Kinder Morgan and Kinder Morgan Energy Partners to combine acquisition resources and strategies so that both entities potentially share the associated costs and maximize the value of the acquired assets or businesses. Kinder Morgan's management believes that, upon completion of the merger, all of the above strategies can be implemented to achieve the goals desired from the proposed initial public offering.

     This enhanced flexibility should permit Kinder Morgan Energy Partners to:

     - make acquisitions it could not otherwise make; and

     - increase its asset base to generate cash for its distributions to its partners.

     These actions may result in larger cash distributions by Kinder Morgan Energy Partners to Kinder Morgan G.P. that would allow Kinder Morgan G.P. to make larger cash distributions to Kinder Morgan and subsequently to K N Energy.

     After the merger, K N Energy will also pursue acquisitions independently of Kinder Morgan Energy Partners. K N Energy's existing asset base is the added benefit to Kinder Morgan of the merger with K N Energy that was not part of the initial public offering. Kinder Morgan's management believes that K N Energy's asset base provides a solid platform from which to make future acquisitions.

     Kinder Morgan believes that Mr. Kinder, as Chairman and Chief Executive Officer of the combined company, will be able to lead it to improved results of operations by cutting costs, focusing on its customers, reducing its debt and strategically transferring appropriate assets to Kinder Morgan Energy Partners for fair market value and on an accretive basis to Kinder Morgan Energy Partners' common unitholders. Kinder Morgan believes that improved operating results of K N Energy will increase the value of the shares of K N Energy stock that the Kinder Morgan stockholders will receive in the merger.

     Kinder Morgan's management, in its capacity as the management of Kinder Morgan G.P., reduced general and administrative expenses by approximately $4 million when Kinder Morgan acquired Kinder Morgan G.P. and reduced annual and general administrative expenses by more than $20 million when Kinder Morgan Energy Partners acquired its Pacific operations. Based on that experience, Kinder Morgan's management believes that successful acquisitions, if any, by the combined entity and management's demonstrated ability to enhance stockholder value by efficient management of operations will enhance K N Energy's results of operations, which will, in turn, provide value for K N Energy's stockholders, including Kinder Morgan's current stockholders.

OPINIONS OF FINANCIAL ADVISORS TO K N ENERGY

PETRIE PARKMAN

     K N Energy engaged Petrie Parkman as its financial advisor on June 24, 1999 to provide advisory and investment banking services with respect to considering a potential transaction with Kinder Morgan. On July 8, 1999, Petrie Parkman rendered to the K N Energy Board its oral opinion that, as of that date and based upon and subject to the matters set forth therein, the exchange ratio was fair from a financial point of view to K N Energy. The opinion was subsequently confirmed in writing. K N Energy did not impose any limitations upon Petrie Parkman with respect to the investigations made or procedures followed by Petrie Parkman in rendering its opinion.

     WE HAVE ATTACHED TO THIS DOCUMENT AS ANNEX B THE FULL TEXT OF PETRIE PARKMAN'S OPINION, DATED JULY 8, 1999, WHICH CONTAINS A DESCRIPTION OF THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED BY PETRIE PARKMAN AND THE LIMITS OF ITS REVIEW AND WHICH FORMS A PART OF THIS JOINT PROXY STATEMENT/PROSPECTUS. K N ENERGY STOCKHOLDERS ARE ENCOURAGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY. PETRIE PARKMAN'S OPINION WAS PROVIDED TO THE K N ENERGY BOARD FOR ITS INFORMATION AND ONLY ADDRESSES THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO K N ENERGY.

PETRIE PARKMAN'S OPINION DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY K N ENERGY TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF K N ENERGY COMMON STOCK AS TO HOW THAT HOLDER SHOULD VOTE AT THE K N ENERGY SPECIAL MEETING. PETRIE PARKMAN'S OPINION AND ITS PRESENTATION TO THE K N ENERGY BOARD ON JULY 8, 1999 WERE AMONG MANY FACTORS TAKEN INTO CONSIDERATION BY THE K N ENERGY BOARD IN MAKING ITS DETERMINATION TO APPROVE THE MERGER AND RECOMMEND THE SHARE ISSUANCE AS CONTEMPLATED IN THE MERGER AGREEMENT.

     In arriving at its opinion, Petrie Parkman, among other things:

     - reviewed certain publicly available business and financial information relating to K N Energy, including (a) the Annual Report on Form 10-K and related audited financial statements for the fiscal year ended December 31, 1998, and (b) the unaudited financial statements for the fiscal quarter ended March 31, 1999;

     - reviewed certain publicly available business and financial information relating to Kinder Morgan, including (a) the Form S-1 Registration Statement under the Securities Act of 1933 filed with the SEC on May 10, 1999, as amended, and related audited financial statements for the fiscal year ended December 31, 1998, and (b) the unaudited financial statements for the fiscal quarter ended March 31, 1999;

     - reviewed certain publicly available business and financial information relating to Kinder Morgan Energy Partners, including (a) the Annual Report on Form 10-K and related audited financial statements for the fiscal year ended December 31, 1998, and (b) the unaudited financial statements for the fiscal quarter ended March 31, 1999;

     - analyzed certain historical and projected financial and operating data of K N Energy, Kinder Morgan, and Kinder Morgan Energy Partners prepared by the managements of K N Energy, Kinder Morgan, and Kinder Morgan Energy Partners, respectively;

     - discussed the current and projected operations and prospects of K N Energy, Kinder Morgan, and Kinder Morgan Energy Partners, including estimates of potential cost savings and other potential synergies expected to result from the merger, with the managements and operating staffs of K N Energy, Kinder Morgan, and Kinder Morgan Energy Partners, respectively;

     - reviewed the historical trading history and cash distributions of the K N Energy common stock and the Kinder Morgan Energy Partners common units;

     - compared recent stock market capitalization indicators for K N Energy and Kinder Morgan with the recent stock market capitalization indicators for certain other publicly traded companies;

     - compared the financial terms of the merger with the financial terms of certain other transactions that it deemed to be relevant;

     - reviewed a draft dated July 8, 1999 of the merger agreement; and

     - reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as it deemed necessary or appropriate.

     Petrie Parkman assumed and relied upon, without assuming any responsibility for independently verifying, the accuracy and completeness of any information supplied or otherwise made available to it, discussed with it or reviewed by or for it by K N Energy, Kinder Morgan, and Kinder Morgan Energy Partners. Petrie Parkman further relied upon the assurances of the managements of K N Energy, Kinder Morgan, and Kinder Morgan Energy Partners that they are unaware of any facts that would make the information provided to Petrie Parkman incomplete or misleading in any material respect. With respect to projected financial and operating data and estimates of potential cost savings and other potential synergies expected to result from the merger, Petrie Parkman assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of K N Energy, Kinder Morgan, and Kinder Morgan Energy Partners, as the case may be, relating to the future financial and operational performance of K N Energy, Kinder Morgan, and Kinder Morgan Energy Partners. Petrie Parkman did not make an independent evaluation or appraisal of the assets or liabilities of K N Energy, Kinder Morgan, or Kinder Morgan Energy Partners, nor was Petrie Parkman furnished with such an evaluation or appraisal. In addition, Petrie Parkman did not assume any obligation to conduct, nor did Petrie Parkman conduct, any physical inspection of the properties or facilities of K N Energy, Kinder Morgan, or Kinder Morgan Energy Partners.

     Petrie Parkman relied upon K N Energy as to certain legal, tax, and accounting aspects of the transactions contemplated by the merger agreement. Consistent with the merger agreement, Petrie Parkman assumed that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Petrie Parkman assumed that the merger agreement executed and delivered by the parties contained identical financial and economic terms and otherwise was substantially similar to the draft merger agreement reviewed by Petrie Parkman. Petrie Parkman further assumed that the merger will be consummated on the terms and conditions contemplated in the merger agreement.

     The following is a summary of the material financial analyses performed by Petrie Parkman in connection with the preparation of its opinion dated July 8, 1999 and presented to the K N Energy Board.

     Discounted Cash Flow Analysis -- K N Energy. Petrie Parkman conducted a discounted cash flow analysis which is an analysis of the present value of projected cash flows using discount rates and terminal year multiples of earnings before interest, taxes, depreciation and amortization, which we refer to as "EBITDA," of K N Energy's businesses. Petrie Parkman calculated the net present value of estimates of future after-tax cash flows for the period from July 1, 1999 to December 31, 2008 for K N Energy's assets based, in part, on projections for K N Energy provided to Petrie Parkman by the management of K N Energy.

     Petrie Parkman evaluated two scenarios, a base case and a growth case, in which the principal variables were the growth rate in K N Energy's EBITDA and associated capital expenditures to support the growth rate.

     Petrie Parkman estimated K N Energy's discounted cash flow using discount rates ranging from 9.0% to 11.0% and terminal multiples of projected 2008 EBITDA ranging from 6.5x to 8.5x projected 2008 EBITDA. Based upon this analysis, Petrie Parkman determined enterprise reference value ranges of $4,950 million to $5,233 million for the base case and $5,127 million to $5,481 million for the growth case. After subtracting the long-term debt, short-term debt, preferred stock, minority interests and net working capital of K N Energy and dividing by the number of shares of K N Energy common stock outstanding, the equity reference value range per share of K N Energy common stock was $11.00 to $15.00 for the base case and $13.50 to $18.50 for the growth case.

     Comparable Transactions Analysis -- K N Energy. Petrie Parkman reviewed selected publicly available information on the following 20 company acquisition transactions and offers for control involving companies engaged in natural gas and energy services operations that took place between January 1996 and June 1999:

ACQUIROR OR BIDDER FOR CONTROL                    TARGET                   DATE OF ANNOUNCEMENT
------------------------------                    ------                   --------------------
NiSource Inc.                    Columbia Energy Group                     May 18, 1999
Columbia Energy Group            Consolidated Natural Gas Co.              April 18, 1999
El Paso Energy Corporation       Sonat Inc.                                March 15, 1999
Sempra Energy                    K N Energy                                February 22, 1999
Dominion Resources, Inc.         Consolidated Natural Gas Co.              February 22, 1999
Duke Energy Corporation          Union Pacific Resources Group Inc.        November 22, 1998
CMS Energy Corporation           Panhandle Eastern Pipe Line Company       November 2, 1998
Plains Resources Inc.            All American Pipeline System, Inc.        March 23, 1998
El Paso Energy Corporation       Deeptech International Inc.               March 2, 1998
TransCanada Pipelines Ltd.       Nova Corporation                          January 26, 1998
K N Energy                       MidCon Corp.                              December 18, 1997
The Williams Companies, Inc.     Mapco Inc.                                November 24, 1997
Kinder Morgan Energy Partners    Santa Fe Pacific Pipeline Partners, L.P.  October 20, 1997
Koch Industries                  USX-Delhi Group                           October 22, 1997
Shell Oil Company                Tejas Gas Corporation                     September 23, 1997
PG&E Corporation                 Valero Natural Gas                        January 31, 1997
Duke Power Company               PanEnergy Corp.                           November 25, 1996
Houston Industries Inc.          NorAm Energy Corp.                        August 12, 1996
El Paso Natural Gas Corporation  Tenneco Energy Resources Corporation      June 19, 1996
Texas Utilities Company          ENSERCH Corporation                       April 15, 1996

     Using publicly available information, Petrie Parkman calculated purchase price of equity multiples of latest 12 months, which we refer to as "LTM," net income for the target company in each transaction. Petrie Parkman also calculated total investment multiples of LTM EBITDA for the target company in each transaction. Petrie Parkman defined "total investment" for purposes of this analysis as purchase price of equity plus net obligations assumed. Petrie Parkman determined that, with respect to K N Energy, the appropriate benchmark multiples for net income and EBITDA were in the ranges of 23.0x to 28.0x and 9.0x to 11.0x, respectively. Petrie Parkman applied these benchmark multiples to K N Energy's historical net income and EBITDA to determine enterprise reference value ranges. From the enterprise reference value ranges implied by these multiples, Petrie Parkman determined a composite enterprise reference value range under this method of $5,200 million to $5,500 million. After subtracting the long-term debt, short-term debt, preferred stock, minority interests and net working capital of K N Energy and dividing by the number of shares of K N Energy common stock outstanding, the composite equity reference value range per share of K N Energy common stock was $14.53 to $18.77.

     Capital Market Comparison -- K N Energy. Using publicly available information, Petrie Parkman calculated market capitalization multiples of historical and projected net income for selected publicly traded companies with operating and financial characteristics comparable to K N Energy. Petrie Parkman also calculated enterprise value multiples of historical and projected EBITDA for those companies. Multiples of projected net income and EBITDA were based upon projected net income and EBITDA published by equity research analysts. Petrie Parkman defined "market capitalization" for purposes of this analysis as market value of common equity. Petrie Parkman obtained the enterprise value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock

(or, if not publicly traded, liquidation or book value) and the book value of its minority interest in other companies and subtracting net working capital.

     Petrie Parkman determined that the following companies were relevant to an evaluation of K N Energy based upon Petrie Parkman's view of the comparability to K N Energy of such companies' operating and financial characteristics:

- The Coastal Corporation                         - Enron Corp.
- Columbia Energy Group                           - Questar Corporation
- Consolidated Natural Gas                        - Sonat Inc.
- Dynegy Inc.                                     - Western Gas Resources, Inc.
- El Paso Energy Corporation                      - The Willams Companies, Inc.

     Petrie Parkman determined that, with respect to K N Energy, the appropriate benchmark market capitalization multiples for LTM net income and 2000 estimated net income were in the range of 17.0x to 22.0x and 15.0x to 18.0x, respectively, and that the appropriate benchmarks for enterprise valuation multiples for LTM EBITDA, 1999 estimated EBITDA, and 2000 estimated EBITDA were in the range of 8.5x to 10.5x, 9.0x to 11.5x, and 7.5x to 10.0x, respectively. Petrie Parkman applied these benchmark multiples to K N Energy's LTM and 2000 estimated net income, and LTM, 1999 estimated, and 2000 estimated EBITDA. From the enterprise reference value ranges implied by these multiples, Petrie Parkman determined a composite enterprise reference value range under this method of $4,950 million to $5,300 million. After subtracting the long-term debt, short-term debt, preferred stock, minority interests and net working capital of K N Energy and dividing by the number of shares of K N Energy common stock outstanding, the composite equity reference value range per share of K N Energy common stock was $11.00 to $15.95.

     The following is a summary of K N Energy's implied reference ranges of enterprise and equity values derived from Petrie Parkman's discounted cash flow analysis, comparable transaction analysis, and capital market comparison.

                                                        ENTERPRISE REFERENCE    EQUITY REFERENCE
                                                             VALUE RANGE          VALUE RANGE
                  METHOD OF ANALYSIS                    (DOLLARS IN MILLIONS)   (DOLLARS/SHARE)
                  ------------------                    ---------------------   ----------------
- DISCOUNTED CASH FLOW
     Base Case........................................     $4,950 - $5,233      $11.00 - $15.00
     Growth Case......................................     $5,127 - $5,481      $13.50 - $18.50
- COMPARABLE TRANSACTIONS.............................     $5,200 - $5,500      $14.53 - $18.77
- CAPITAL MARKET COMPARISON...........................     $4,950 - $5,300      $11.00 - $15.95

     Discounted Cash Flow Analysis -- Kinder Morgan. Petrie Parkman conducted a discounted cash flow analysis of projected cash flows using discount rates and terminal year perpetuity growth rates of the after-tax cash flows of Kinder Morgan's businesses. Petrie Parkman calculated the net present value of estimates of future after-tax cash flows for the period from July 1, 1999 to December 31, 2008 for Kinder Morgan's businesses based, in part, on projections for Kinder Morgan and Kinder Morgan Energy Partners provided to Petrie Parkman by the managements of Kinder Morgan and Kinder Morgan Energy Partners.

     Petrie Parkman evaluated two scenarios, a base case and a growth case, in which the principal variable was Petrie Parkman's assumption that Kinder Morgan Energy Partners would make $250 million in acquisitions in 2001 with operating projections consistent with Kinder Morgan Energy Partners' acquisition return objectives.

     Petrie Parkman estimated Kinder Morgan's discounted cash flow using discount rates ranging from 9.0% to 11.0% and a terminal value in 2008 based upon perpetuity growth rates of after-tax cash flow ranging from 1.0% to 5.0% applied to projected 2008 cash flow. Based upon this analysis, Petrie Parkman determined enterprise reference value ranges of $770 million to $869 million for the base case and $836 million to $967 million for the growth case. After subtracting the long-term debt, short-term debt, and net working capital of Kinder Morgan and dividing by the number of shares of Kinder Morgan common stock outstanding, the equity reference value range per share of Kinder Morgan common stock was $58,769 to $68,049 for the base case and $64,956 to $77,328 for the growth case.

     Comparable Transactions Analysis -- Kinder Morgan. Petrie Parkman reviewed selected publicly available information on the 20 company acquisition transactions and offers for control listed above.

     Using publicly available information, Petrie Parkman calculated purchase price of equity multiples of LTM net income for the target company in each transaction. Petrie Parkman also calculated total investment multiples of LTM EBITDA for the target company in each transaction. Petrie Parkman defined "total investment" for purposes of this analysis as purchase price of equity plus net obligations assumed. Petrie Parkman determined that, with respect to Kinder Morgan, the appropriate benchmark multiples for 1999 estimated net income and 1999 estimated EBITDA were in the ranges of 22.0x to 25.0x and 10.0x to 11.5x, respectively. Petrie Parkman applied these benchmark multiples to Kinder Morgan's 1999 estimated net income and 1999 estimated EBITDA to determine enterprise reference value ranges. From the enterprise reference value ranges implied by these multiples, Petrie Parkman determined a composite enterprise reference value range under this method of $775 million to $875 million. After subtracting the long-term debt, short-term debt, and net working capital of Kinder Morgan and dividing by the number of shares of Kinder Morgan common stock outstanding, the composite equity reference value range per share of Kinder Morgan common stock was $59,209 to $68,653.

     Capital Market Comparison -- Kinder Morgan. Using publicly available information, Petrie Parkman calculated market capitalization multiples of historical and projected net income for selected publicly traded companies with operating and financial characteristics comparable to Kinder Morgan. Petrie Parkman also calculated enterprise value multiples of historical and projected EBITDA for those companies. Multiples of projected net income and EBITDA were based upon projected net income and EBITDA published by equity research analysts. Petrie Parkman defined "market capitalization" for purposes of this analysis as market value of common equity. Petrie Parkman obtained the enterprise value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock (or, if not publicly traded, liquidation or book value) and the book value of its minority interest in other companies and subtracting net working capital.

     Petrie Parkman determined that the following companies were relevant to an evaluation of Kinder Morgan based upon Petrie Parkman's view of the comparability to Kinder Morgan of such companies' operating and financial characteristics:

- The Coastal Corporation                         - Enron Corp.
- Columbia Energy Group                           - Questar Corporation
- Consolidated Natural Gas                        - Sonat Inc.
- Dynegy Inc.                                     - Western Gas Resources, Inc.
- El Paso Energy Corporation                      - The Willams Companies, Inc.

Petrie Parkman determined that, with respect to Kinder Morgan, the appropriate benchmark market capitalization multiples for 1999 estimated net income and 2000 estimated net income were in the ranges of 18.0x to 20.0x and 15.0x to 18.0x, respectively, and that the appropriate benchmarks for enterprise valuation multiples for 1999 estimated EBITDA and 2000 estimated EBITDA were in the ranges of 8.0x to 10.5x and 7.5x to 9.5x, respectively. Petrie Parkman applied these benchmark multiples to Kinder Morgan's 1999 estimated and 2000 estimated net income, and 1999 estimated and 2000 estimated EBITDA. From the enterprise reference value ranges implied by these multiples, Petrie Parkman determined a composite enterprise reference value range under this method of $725 million to $850 million. After subtracting the long-term debt, short-term debt, and net working capital of Kinder Morgan and dividing by the number of shares of Kinder Morgan common stock outstanding, the composite equity reference value range per share of Kinder Morgan common stock was $54,486 to $66,292.

     Implied Market Valuation Analysis -- Kinder Morgan. Petrie Parkman performed an implied market valuation analysis for Kinder Morgan based upon the recent market value of Kinder Morgan Energy Partners common units, Kinder Morgan's ownership position in Kinder Morgan Energy Partners, and the current general partner incentive distribution pursuant to the Kinder Morgan/ Kinder Morgan Energy Partners partnership agreement which will be referred to as the "Current GP Promote." To develop an implied enterprise reference value range for Kinder Morgan, Petrie Parkman multiplied the number of Kinder Morgan Energy Partners common units outstanding by a range of recent market prices for the Kinder Morgan Energy Partners common units to develop a range of recent market values. Petrie Parkman adjusted the range of recent market values based upon the Current GP Promote to arrive at an implied value for Kinder Morgan Energy Partners overall, without adjustment for the promote, and then applied the promote percentage to calculate the value of Kinder Morgan's interest in Kinder Morgan Energy Partners and added the estimated market value of other specified Kinder Morgan assets to develop an implied enterprise reference value range for Kinder Morgan of $706 million to $811 million. After subtracting the long-term debt, short-term debt, and net working capital of Kinder Morgan and dividing by the number of shares of Kinder Morgan common stock outstanding, the implied equity reference value range per share of Kinder Morgan common stock was $52,664 to $62,607.

     The following is a summary of Kinder Morgan's implied reference ranges of enterprise and equity values derived from Petrie Parkman's discounted cash flow analysis, comparable transaction analysis, capital market comparison, and implied market valuation analysis.

                                                       ENTERPRISE REFERENCE    EQUITY REFERENCE
                                                            VALUE RANGE          VALUE RANGE
                 METHOD OF ANALYSIS                    (DOLLARS IN MILLIONS)   (DOLLARS/SHARE)
                 ------------------                    ---------------------   ----------------
- DISCOUNTED CASH FLOW
     Base Case.......................................       $770 - $869        $58,769 - $68,049
     Growth Case.....................................       $836 - $967        $64,956 - $77,328
- COMPARABLE TRANSACTIONS............................       $775 - $875        $59,209 - $68,653
- CAPITAL MARKET COMPARISON..........................       $725 - $850        $54,486 - $66,292
- IMPLIED MARKET VALUATION...........................       $706 - $811        $52,664 - $62,607

     Contribution Analysis. Petrie Parkman analyzed some historical and projected financial and operational effects of the merger for the three-year period beginning January 1, 1998. Petrie Parkman calculated relative contributions to the combined company of net income, discretionary cash flow, and free cash flow for K N Energy and Kinder Morgan. For purposes of this analysis, Petrie Parkman defined "discretionary cash flow" as net income plus depreciation, amortization, deferred taxes, and other non-cash charges and "free cash flow" as discretionary cash flow less estimated sustaining capital expenditures. The analysis was based on historical measures and management forecasts for each of K N Energy and Kinder Morgan. The following table sets forth the contribution K N Energy would be expected to make to the financial results of the combined entity.

                                        YEAR ENDING          YEAR ENDING            YEAR ENDING
              MEASURE                12/31/98 (ACTUAL)   12/31/99 (ESTIMATED)   12/31/00 (ESTIMATED)
              -------                -----------------   --------------------   --------------------
Net Income.........................         74%                  19%                    55%
Discretionary Cash Flow............         89%                  87%                    85%
Free Cash Flow.....................         77%                  79%                    76%

     Pro Forma Merger Analysis. Petrie Parkman analyzed pro forma financial effects of the merger as of March 31, 1999 and for the three-year period beginning January 1, 2000 using the base case projections for K N Energy and Kinder Morgan as described above. In connection with this analysis, Petrie Parkman assessed the past performance of the managements of K N Energy and Kinder Morgan, reviewed the estimates and projections prepared or provided by the managements of K N Energy and Kinder Morgan and had discussions with the managements of K N Energy and Kinder Morgan, respectively, with respect to the current operations and the future financial and operating performance of K N Energy on a stand-alone basis and after giving effect to the merger, but relied only to a limited degree on these estimates and projections in conducting its pro forma merger analysis. In its analysis, Petrie Parkman used the exchange ratio of 3,917.957 as set forth in the merger agreement and made assumptions about cost savings and depreciation, depletion, and amortization expenses. This analysis indicated that the merger would be accretive to projected K N Energy earnings per share and dilutive to discretionary cash flow over the three-year period ending December 31, 2002. The analysis also indicated that the merger would result in lower total debt to total book capitalization ratios than projected for K N Energy on a stand-alone basis as of March 31, 1999. The analysis also indicated that for the latest 12-month period the merger would result in improved fixed charge coverage, specifically the EBITDA to interest expense plus preferred dividends ratio, than for K N Energy on a stand-alone basis.

     The description set forth above constitutes a summary of the analyses employed and factors considered by Petrie Parkman in rendering its opinion to the K N Energy Board. Petrie Parkman believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Petrie Parkman did not attribute any particular weight to any analysis considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis. Any estimates resulting from the analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth herein. In addition, analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by these analyses. Estimates of reference values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because the estimates are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties and Petrie Parkman, Petrie Parkman cannot assure you that the estimates will prove to be accurate.

     No company used in the analysis of other publicly traded companies nor any transaction used in the analyses of comparable transactions summarized above is identical to K N Energy, Kinder Morgan or the merger. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.

     Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. K N Energy selected Petrie Parkman as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Petrie Parkman has in the past provided financial advisory services to K N Energy and has received customary fees for such services. In the ordinary course of business, Petrie Parkman or its affiliates may trade in the debt or equity securities of K N Energy or Kinder Morgan Energy Partners for the accounts of its customers and its own account and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to the terms of the engagement letter between Petrie Parkman and K N Energy dated as of June 24, 1999, as amended as of August 20, 1999, K N Energy has agreed to issue to Petrie Parkman in consideration for its advisory services, contingent upon the consummation of the merger, 200,000 shares of K N Energy common stock, has granted Petrie Parkman a demand and piggyback registration rights in connection with those shares and has agreed to pay all expenses in connection with the registration of the shares, other than any underwriting discounts and commissions. Whether or not the merger is consummated, K N Energy has also agreed to reimburse Petrie Parkman for its reasonable out-of-pocket expenses, including fees and reasonable expenses of counsel, and to indemnify Petrie Parkman and related persons against liabilities relating to or arising out of its engagement, including liabilities under federal securities laws.

MERRILL LYNCH

     On June 30, 1999, the K N Energy Board retained Merrill Lynch to act as an additional financial advisor in connection with the merger.

     On July 8, 1999, Merrill Lynch rendered its oral opinion to the K N Energy Board, confirmed in a written opinion letter dated July 8, 1999, that, as of such date and based upon and subject to matters stated in the fairness opinion, the exchange ratio was fair from a financial point of view to K N Energy.

     THE FULL TEXT OF THE MERRILL LYNCH FAIRNESS OPINION, WHICH SETS FORTH MANY OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON REVIEW UNDERTAKEN, IS ATTACHED TO THIS DOCUMENT AS ANNEX C AND FORMS A PART OF THIS JOINT PROXY STATEMENT/PROSPECTUS. MERRILL LYNCH'S OPINION IS DIRECTED TO THE K N ENERGY BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO K N ENERGY. IT DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY K N ENERGY TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF K N ENERGY COMMON STOCK AS TO HOW SUCH HOLDER SHOULD VOTE AT THE K N ENERGY SPECIAL MEETING. THE SUMMARY OF THE MERRILL LYNCH FAIRNESS OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION, WHICH THE K N ENERGY STOCKHOLDERS ARE ENCOURAGED TO READ IN ITS ENTIRETY.

     In arriving at its opinion, Merrill Lynch, among other things:

     - reviewed certain publicly available business and financial information relating to K N Energy and Kinder Morgan (including Kinder Morgan Energy Partners) that Merrill Lynch deemed to be relevant;

     - reviewed certain information relating to the businesses of K N Energy and Kinder Morgan, including their respective financial forecasts, earnings, cash flow, assets, liabilities and prospects, furnished to Merrill Lynch by K N Energy and Kinder Morgan;

     - conducted discussions with members of senior management and representatives of K N Energy and Kinder Morgan concerning the matters described in the two bullet points above, as well as their respective businesses, assets, properties, liabilities and prospects before and after giving effect to the merger;

     - reviewed the historical market prices and trading activity for the shares of common stock of K N Energy and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be reasonably similar to K N Energy;

     - compared the historical results of operations of K N Energy and Kinder Morgan with those of certain companies which Merrill Lynch deemed to be reasonably similar to K N Energy and Kinder Morgan, respectively;

     - compared the forecasted results of operations of K N Energy and Kinder Morgan with those of certain publicly traded companies and certain valuation multiples thereof that Merrill Lynch deemed to be relevant;

     - participated in certain discussions and negotiations among representatives of K N Energy and Kinder Morgan and their respective legal advisors;

     - reviewed the pro forma impacts of the merger on the earnings, cash flow and certain credit ratios of K N Energy;

     - compared the proposed financial terms of the merger with the financial terms of certain other mergers and acquisitions which Merrill Lynch deemed to be relevant;

     - reviewed a draft of the merger agreement dated July 6, 1999; and

     - reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not independently verify such information or any underlying assumptions, did not undertake an independent evaluation or appraisal of any of the assets or liabilities, whether contingent or otherwise, of K N Energy or Kinder Morgan, and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did Merrill Lynch conduct, any physical inspection of the properties or facilities of K N Energy or Kinder Morgan. With respect to the financial forecasts furnished to or discussed with Merrill Lynch by K N Energy and Kinder Morgan, Merrill Lynch assumed that such forecasts were reasonably prepared and reflected the best currently available estimates and judgments of the managements of K N Energy and Kinder Morgan as to the expected future financial performance of K N Energy and Kinder Morgan, respectively. Merrill Lynch relied on K N Energy as to certain legal, tax and accounting aspects of the transactions contemplated by the merger agreement. Merrill Lynch also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by Merrill Lynch. With respect to the estimates of potential synergies furnished by K N Energy, Merrill Lynch assumed that such estimates had been reasonably prepared and reflected the best currently available estimates and judgments of the management of K N Energy as to the expected synergies of the merger. Merrill Lynch assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

     Merrill Lynch's opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information available to Merrill Lynch as of, the date of such opinion. Merrill Lynch did not address the merits of the underlying decision by K N Energy to engage in the merger. Merrill Lynch expressed no opinion as to the prices at which the combined company's common stock would trade subsequent to the merger. The exchange ratio was determined through negotiations between K N Energy and Kinder Morgan and was authorized by the K N Energy Board. Although Merrill Lynch evaluated the exchange ratio from a financial point of view, Merrill Lynch was not requested to, and did not, recommend the specific consideration payable in the merger. In connection with the preparation of its opinion, Merrill Lynch was not authorized by K N Energy or the K N Energy Board to solicit, and did not solicit, third-party indications of interest for the acquisition of all or any part of K N Energy.

     In preparing its opinion for the K N Energy Board, Merrill Lynch performed a variety of financial and comparative analyses, including those described below. The summary of analyses performed by Merrill Lynch set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in such analyses as a comparison is identical to Kinder Morgan, K N Energy or the merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses, companies or securities do not purport to be appraisals or to reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. As described in this joint proxy statement/prospectus, Merrill Lynch's opinion (together with the related presentations) to the K N Energy Board was only one of the many factors taken into consideration by the K N Energy Board in making its determination to approve the merger agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the K N Energy Board or K N Energy's management to engage in the merger.

     In arriving at its opinion, Merrill Lynch made qualitative judgments as to the significance and relevance of each analysis and factors considered by it. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create an incomplete view of the processes underlying such analyses and its opinion. In its analyses, Merrill Lynch made numerous assumptions with respect to Kinder Morgan, K N Energy, industry performance, and regulatory, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of Merrill Lynch, Kinder Morgan and K N Energy, and involve the application of complex methodologies and educated judgment.

     The following is a summary of the material financial and comparative analyses performed by Merrill Lynch in arriving at its July 8, 1999 opinion and presented to the K N Energy Board. Merrill Lynch derived implied values per share for K N Energy common stock and Kinder Morgan common stock, respectively, based upon the values suggested by these analyses, in light of the judgment and experience of Merrill Lynch. The Merrill Lynch opinion is based upon Merrill Lynch's consideration of the collective results of all such analyses, together with the other factors referred to in its opinion letter.

Exchange Ratio Analysis

     Merrill Lynch compared the exchange ratio in the merger agreement of 3,917.957 shares of K N Energy common stock for each share of Kinder Morgan common stock to each range of implied exchange ratios set forth below, which were derived from the analyses performed by Merrill Lynch, and noted that this exchange ratio was lower than, or at the mid-range of, the ranges of such implied exchange ratios.

                                                            IMPLIED EXCHANGE RATIO
                                                              (K N ENERGY SHARES
                                                              PER KINDER MORGAN
                       METHODOLOGY                                  SHARE)
                       -----------                         ------------------------
Contribution Analysis....................................   1,873.750 - 6,176.540
Analysis of Selected Comparable Acquisitions.............   3,944.444 - 4,692.308
Analysis of Selected Publicly Traded Comparable
  Companies..............................................   4,166.667 - 4,689.655
Discounted Cash Flow Analysis............................   4,116.351 - 5,973.604

     Contribution Analysis. In order to determine an implied exchange ratio range based upon a contribution analysis, Merrill Lynch calculated the contribution of each of K N Energy and Kinder Morgan to net income, cash flow and earnings before interest and taxes ("EBIT") of the pro forma combined company using projections provided by the respective managements of Kinder Morgan and K N Energy for the 12-month periods ending December 31, 1999 and 2000. Merrill Lynch then calculated the implied exchange ratio based on K N Energy's and Kinder Morgan's respective projected contribution to these financial measures for those two 12-month periods. The results of these analyses are set forth below.

                                                 K N ENERGY'S    IMPLIED EXCHANGE RATIO
                                                IMPLIED EQUITY     (K N ENERGY SHARES
                                                    MARKET         PER KINDER MORGAN
              FINANCIAL MEASURE                  CONTRIBUTION            SHARE)
              -----------------                 --------------   ----------------------
1999 net income (projected)...................      17.7%             N.M.
1999 cash flow (projected)(1).................      64.4%              4,563.117
1999 EBIT (projected).........................      59.9%              5,526.053
2000 net income (projected)...................      57.2%              6,176.540
2000 cash flow (projected)(1).................      81.5%              1,873.750
2000 EBIT (projected).........................      62.5%              4,952.777

---------------
     (1) Operating cash flow was reduced by projected maintenance capital expenditures to derive cash flow results for the contribution analysis.

As shown above, the contribution analysis resulted in an implied exchange ratio range of 1,873.750 to 6,176.540.

     Analysis of Selected Comparable Acquisitions. Merrill Lynch also reviewed publicly available information relating to selected comparable merger and acquisition transactions in respect of companies with primarily natural gas and energy services operations ("Comparable Transactions Analysis").

     The comparable transactions in the natural gas and energy services industry that Merrill Lynch reviewed and the dates those transactions were announced are as follows (the "Comparable Transactions"):

     - The Williams Companies, Inc.'s acquisition of Transco Energy Company (December 1994);

     - Texas Utilities Company's acquisition of ENSERCH Corporation (April
       1996);

     - El Paso Energy Corporation's acquisition of Tenneco Inc.'s energy business (July 1996);

     - Houston Industries Inc.'s acquisition of NorAm Energy Corp. (August
       1996);

     - Pacific Enterprises' acquisition of Enova Corporation (October 1996);

     - Duke Power Co.'s acquisition of PanEnergy Corp. (November 1996);

     - K N Energy's acquisition of MidCon Corp. (December 1997);

     - TransCanada Pipelines Limited's acquisition of NOVA Corporation (January
       1998);

     - CMS Energy Corporation's acquisition of Duke Energy's Panhandle Midwestern Pipelines (Panhandle Eastern Pipe Line Company and Trunkline Gas Company) (November 1998);

     - Dominion Resources, Inc.'s acquisition of Consolidated Natural Gas Company (February 1999);

     - Sempra Energy's acquisition of K N Energy (February 1999; subsequently terminated); and

     - El Paso Energy Corporation's acquisition of Sonat Inc. (March 1999).

     In order to determine a range of implied values per share of K N Energy common stock and Kinder Morgan common stock, respectively, based on the Comparable Transactions Analysis, Merrill Lynch:

     - reviewed the equity value (defined to be consideration paid for common equity) for each of the Comparable Transactions as multiples of LTM net income and as multiples of the estimated net income for the next relevant fiscal year (the "Forward Year");

     - reviewed the enterprise value (defined to be the equity value plus the liquidation value of preferred stock plus the principal amount of debt plus minority interest less cash) for each of the Comparable Transactions as multiples of LTM EBITDA and as multiples of Forward Year EBITDA;

     - reviewed the enterprise value for each of the Comparable Transactions as multiples of LTM EBIT and as multiples of Forward Year EBIT;

     - applied a derived range of multiples to the estimated 2000 net income and EBITDA measures of K N Energy; and

     - applied a derived range of multiples to the estimated 2000 net income and EBIT measures of Kinder Morgan.

     Based on this analysis, Merrill Lynch determined that the appropriate ranges for K N Energy's estimated 2000 net income and estimated 2000 EBITDA were 17.0x to 20.0x and 8.0x to 9.0x, respectively, and that the appropriate ranges for Kinder Morgan's estimated 2000 net income and estimated 2000 EBIT were 17.0x to 20.0x and 11.5x to 13.0x, respectively. Such ranges of multiples were applied to the corresponding financial measures of K N Energy and Kinder Morgan to calculate a range of implied values per share of both companies. Based on those ranges of implied values per share derived from the comparable Transactions Analysis, Merrill Lynch calculated a range of implied exchange ratios of 3,944.444 to 4,692.308.

     Merrill Lynch did not perform a Comparable Transactions Analysis using LTM multiples and estimated 1999 results of operations because it believed such an analysis would not be useful given K N Energy's anomalous 1999 estimated results of operations.

     Analysis of Selected Publicly Traded Comparable Companies. Merrill Lynch reviewed and compared certain financial information, ratios and public market multiples relating to K N Energy and Kinder Morgan to corresponding publicly available data and ratios for eight publicly traded corporations with primarily natural gas and energy services operations (the "Comparable Company Trading Analysis"). These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of financial and operating characteristics of these Companies to K N Energy and Kinder Morgan. With respect to such analysis, Merrill Lynch made such comparisons among the following companies (the "Comparable Companies"):

     - The Coastal Corporation;

     - Columbia Energy Group;

     - Consolidated Natural Gas Company;

     - El Paso Energy Corporation;

     - Enron Corp.;

     - Sonat Inc.;

     - TransCanada Pipelines Limited; and

     - The Williams Companies, Inc.

     In order to determine a range of implied values per share of K N Energy common stock and Kinder Morgan common stock, respectively, based on the Comparable Company Trading Analysis, Merrill Lynch:

     - reviewed the equity values of the common stock of the Comparable Companies as a multiple of estimated 1999 net income and estimated 2000 net income;

     - reviewed the enterprise values of the common stock of the Comparable Companies as a multiple of estimated 1999 EBITDA, estimated 2000 EBITDA, estimated 1999 EBIT and estimated 2000 EBIT;

     - applied a derived range of multiples to the estimated 2000 net income and the estimated 2000 EBITDA measures of K N Energy; and

     - applied a derived range of multiples to the estimated 2000 net income and the estimated 2000 EBIT measures of Kinder Morgan.

     Based on this analysis, Merrill Lynch determined that the appropriate ranges for K N Energy's estimated 2000 net income and estimated 2000 EBITDA were 14.0x to 16.0x and 8.0x to 8.5x, respectively, and that the appropriate ranges for Kinder Morgan's estimated 2000 net income and estimated 2000 EBIT were 14.0x to 19.0x and 10.5x to 12.5x, respectively. Such ranges of multiples were applied to the corresponding financial measures of K N Energy and Kinder Morgan to calculate a range of implied values per share of both companies. Based on ranges of values per share derived from the Comparable Company Trading Analysis, Merrill Lynch calculated a range of implied exchange ratios of 4,166.667 to 4,689.655.

     Discounted Cash Flow Analysis. In order to determine a range of implied values per share of K N Energy common stock and Kinder Morgan common stock based upon a discounted cash flow analysis ("DCF Analysis"), Merrill Lynch performed a DCF Analysis for K N Energy and for Kinder Morgan using projections and assumptions provided to Merrill Lynch by the management of K N Energy and Kinder Morgan, respectively. Merrill Lynch selected discount rates and terminal multiples for the 1999 through 2003 free cash flows and 2003 terminal year of such projections as summarized in the following table:

                                      DISCOUNT RATE    2003 EBITDA     2003 NET INCOME
                                          RANGE       MULTIPLE RANGE        RANGE
                                      -------------   --------------   ---------------
K N ENERGY..........................  7.5% to 9.0%    8.0x to 9.0x          N.A.
KINDER MORGAN.......................  7.0% to 10.0%       N.A.         14.0x to 17.0x

     Based on these analyses Merrill Lynch derived a range of implied values per share for and calculated a range of implied exchange ratios of 4,116.351 to 5,973.604.

Pro Forma Merger Analysis

     Merrill Lynch analyzed certain pro forma effects which could result from the merger, based on the 1999 and 2000 financial forecasts provided by the management of K N Energy and Kinder Morgan, respectively. The management of K N Energy advised Merrill Lynch that the merger will be accounted for as a "purchase" under U.S. generally accepted accounting principles and provided Merrill Lynch with projections of certain cost savings estimated to result from the merger, which would be retained by the stockholders of the combined company. This analysis indicated that the merger would be accretive to the forecasted earnings per share of K N Energy after giving effect to the merger. The actual results achieved by the combined company may vary from projected results, and the variation may be material.

Financial Advisor Fee

     Pursuant to a letter agreement between K N Energy and Merrill Lynch, K N Energy agreed to pay Merrill Lynch a $1,500,000 fee, payable in cash on the date of the closing of the merger. K N Energy also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of its legal counsel. Additionally, K N Energy agreed to indemnify Merrill Lynch and other related persons for liabilities related to or arising out of its engagement, including liabilities under the federal securities laws.

     K N Energy retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory and financing services to K N Energy and/or its affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of K N Energy and Kinder Morgan Energy Partners (and anticipate trading after the merger in the securities of the combined company), for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

INTERESTS OF K N ENERGY EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of K N Energy have interests that are different from and in addition to the interests of K N Energy stockholders. These include a grant of 4,000 shares of K N Energy common stock to Stewart A. Bliss for his work as chairman of the special committee of the K N Energy Board that negotiated the merger and a salary of $18,000 per week which will be paid to Mr. Bliss for his work as interim Chairman and Chief Executive Officer of K N Energy. Mr. Bliss will also be paid a bonus upon completion of the merger that will be determined by the K N Energy Board. In determining the advisability and fairness of the merger to the stockholders of K N Energy, the K N Energy Board took these interests into account.

     In addition, K N Energy is currently negotiating separation agreements with Larry D. Hall, former Chairman and CEO, Clyde E. McKenzie, former Vice President and CFO, and Morton C. Aaronson, former Chief Marketing Officer, Vice President. These separation agreements will not be conditioned on completion of the merger.

INTERESTS OF KINDER MORGAN EXECUTIVE OFFICERS AND DIRECTORS

     Certain of the executive officers and directors of Kinder Morgan have interests that are different from and in addition to the interests of the Kinder Morgan stockholders. In addition, certain Kinder designees to fill vacancies on the K N Energy Board have an equity interest in K N Energy. The interests of these executive officers, directors and designees include:

     - Mr. Kinder's employment agreement;

     - Mr. Morgan's expected employment;

     - Mr. Kinder's right for 18 months following the effective date of the merger to designate individuals for three positions on the K N Energy Board to be included in the slate of nominees to be endorsed by the K N Energy Board;

     - Morgan Associates' right for 18 months following the effective date of the merger to designate an individual for a position on the K N Energy Board to be included in the slate of nominees to be endorsed by the K N Energy Board;

     - Mr. Kinder's current beneficial ownership of 13,800 shares of K N Energy common stock; and

     - Fayez Sarofim's current beneficial ownership of one million shares of K N Energy common stock.

     In determining the advisability and fairness of the merger to the stockholders of Kinder Morgan, the Kinder Morgan Board took these interests into account. These interests are summarized below.

     Richard D. Kinder's Employment Agreement. K N Energy and Richard D. Kinder, a director and Chairman and Chief Executive Officer of Kinder Morgan, have agreed to enter into an employment agreement pursuant to which, as of the effective date of the merger, Mr. Kinder will become the Chairman and Chief Executive Officer of K N Energy. The employment agreement is for

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

a term of three years and will be extended on each anniversary of the effective date of the merger for an additional one-year period.

     K N Energy and Mr. Kinder had originally agreed that Mr. Kinder would receive a base salary of $750,000 per year and be paid bonuses in such amounts as would be determined by K N Energy's Board and any applicable plan. Subsequent to the original agreement, Mr. Kinder, at his initiative, offered to accept a salary of one dollar per year to demonstrate his belief in the long term viability of the combined company. Mr. Kinder's salary may be adjusted on each anniversary of the effective date of the merger by an increase in an amount determined by the K N Energy Board. Mr. Kinder shall also be eligible for such personnel policies and employee benefits as apply to other employees of K N Energy.

     K N Energy may terminate Mr. Kinder at any time without "cause"; provided, however, that in such event, K N Energy will provide Mr. Kinder with the following severance benefits:

     - a lump sum cash payment in an amount equal to three times the aggregate of (x) the greater of Mr. Kinder's current base salary or $750,000 and
       (y) the greater of (1) the amount of any cash incentive bonus to be paid to Mr. Kinder pursuant to any applicable plan based on the maximum of the current year's target or (2) Mr. Kinder's aggregate cash bonus paid with regard to K N Energy's prior fiscal year;

     - continuation of medical, dental, life insurance and accidental death and dismemberment coverages provided by K N Energy to its active employees for up to 36 months; and

     - stock options, restricted stock and other stock awards granted to Mr. Kinder under all K N Energy or subsidiary stock plans will vest and become immediately exercisable and all restrictions thereon will be removed.

     If K N Energy terminates Mr. Kinder with "cause," Mr. Kinder will receive his salary for the period to the date of his termination, but K N Energy will not be obligated to pay any salary or other compensation for any period of time after termination and Mr. Kinder will not be entitled to receive severance pay. For purposes of the employment agreement, "cause" means the occurrence of any of the following events:

     - a grand jury indictment or prosecutorial information charging Mr. Kinder with illegal or fraudulent acts, criminal conduct or willful misconduct whether or not relating to the activities of K N Energy;

     - a grand jury indictment or prosecutorial information charging Mr. Kinder with any criminal acts involving moral turpitude whether or not having a material adverse effect upon K N Energy;

     - grossly negligent failure by Mr. Kinder to perform his duties in a manner which he knows, or has reason to know, to be in K N Energy's best interests;

     - bad faith refusal by Mr. Kinder to carry out reasonable instructions of K N Energy's Board not inconsistent with the provisions of the employment agreement; or

     - material violation by Mr. Kinder of any of the terms of the employment agreement.

     If Mr. Kinder dies during the term of the employment agreement, K N Energy will pay to Mr. Kinder's estate an amount equal to the greater of his annual salary or $750,000 as severance pay.

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

     K N Energy may terminate Mr. Kinder if he becomes totally and permanently disabled so as to preclude him from performing his duties. If so terminated, Mr. Kinder will be entitled to receive:

     - the amount of any insurance proceeds payable to him under disability insurance policies, if any, then maintained for his benefit; and

     - the greater of his salary or an annual amount of $750,000 through the effective date of termination of employment.

     Mr. Kinder will have the right to terminate his employment at any time by providing at least 30 days prior written notice of termination to K N Energy. Following such termination, Mr. Kinder will receive his salary for the period through the date of termination. Mr. Kinder will also have the right to terminate the employment agreement and to receive severance benefits if he is subject to a "change in duties" (as defined in the employment agreement).

     Mr. Kinder will agree that, with limited exceptions, while he remains in the employ of K N Energy and for a period of 12 months following termination of his employment with cause or his voluntary termination of employment, he will not, directly or indirectly, own, manage, operate, join, contract or participate in the ownership, management or control of or be employed by or be connected in any manner with any business which is or may be competitive in any manner with K N Energy.

     William V. Morgan's Expected Employment. K N Energy and William V. Morgan, a director and Vice Chairman and President of Kinder Morgan, expect to enter into an employment arrangement pursuant to which, as of the effective date of the merger, Mr. Morgan will become the Vice Chairman and President of K N Energy. The parties expect that Mr. Morgan's salary will be one dollar per year, adjustable by an amount determined by the K N Energy Board.

     Designees of Mr. Kinder and Morgan Associates to the K N Energy
Board. Under the terms of governance agreements to be entered into by and between K N Energy and Mr. Kinder and by and between K N Energy and Morgan Associates, effective upon the resignation of certain current members of the K N Energy Board, Mr. Kinder will designate himself, Fayez Sarofim and Ted A. Gardner, and Morgan Associates will designate William V. Morgan, as nominees to fill the vacancies on the K N Energy Board. Under the terms of the governance agreements, for a period of 18 months following completion of the merger, Mr. Kinder will have the right to designate three out of 10 nominees to the K N Energy Board and Morgan Associates will have the right to designate one out of 10 nominees to the K N Energy Board.

     Current Beneficial Ownership of K N Energy Common Stock. As of July 16, 1999, Mr. Kinder beneficially owned 13,800 shares of K N Energy common stock (including options to purchase 9,000 shares of common stock exercisable within 60 days of July 16, 1999). As of August 20, 1999, Mr. Sarofim, one of Mr. Kinder's designees to fill a vacancy on the K N Energy Board, beneficially owned one million shares of K N Energy common stock.

ACCOUNTING TREATMENT OF THE MERGER

     The merger will be accounted for as a purchase, with K N Energy as the acquiror, in accordance with generally accepted accounting principles. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values. The income or loss of the combined company will not include the income or loss of Kinder Morgan prior to completion of the merger. See "Unaudited Pro Forma Combined Financial Statements."

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

REGULATORY APPROVALS

     We have agreed to use all reasonable efforts to obtain all necessary material permits, licenses, franchises and other governmental authorizations necessary or advisable to effect the merger and the other transactions contemplated by the merger agreement. Competitors, consumer groups and various other parties may intervene in these proceedings to oppose the merger or to have conditions imposed upon the receipt of necessary approvals. While we believe we will receive the requisite regulatory approvals for the merger, the timing of such approvals may be delayed or the ability of the parties to obtain these approvals on satisfactory terms may be frustrated or impeded entirely.

     Federal Power Act. Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the Federal Energy Regulatory Commission.

     K N Energy has a 50% interest in Front Range Energy Associates, L.L.C., an independent power project currently under development in Colorado. Front Range is a public utility under the Federal Power Act, and the merger may constitute a "disposition" of Front Range which would require Federal Energy Regulatory Commission approval under Section 203 of the Federal Power Act. Therefore, on August 3, 1999, we filed an application with the Federal Energy Regulatory Commission for approval of the transaction under Section 203.

     Under Section 203 of the Federal Power Act, the Federal Energy Regulatory Commission will approve a business combination if it finds the business combination "consistent with the public interest." Under its recently promulgated policy governing mergers of jurisdictional electric utilities under the Federal Power Act, the Federal Energy Regulatory Commission has indicated it will consider whether the merger will:

     - adversely affect competition;

     - adversely affect rates; and

     - impair the effectiveness of regulation.

     Public Utility Holding Company Act of 1935. The Public Utility Holding Company Act of 1935 establishes a scheme of federal regulation for certain public utility holding companies. Section 2(a)(7) of the 1935 Act defines a "holding company" to be any company which directly or indirectly owns, controls, or holds with power to vote, 10% or more of the outstanding voting securities of a public utility company. By virtue of its retail gas distribution operations, K N Energy is a public utility company under the 1935 Act.

     As explained above, upon consummation of the merger, the existing stockholders of Kinder Morgan will hold approximately 37% of the K N Energy common stock outstanding after the merger. It is possible that the existing stockholders of Kinder Morgan might be considered to be a "holding company" under the 1935 Act. We are seeking guidance from the SEC staff regarding the proper interpretation of the 1935 Act given the facts of this transaction. Depending upon the outcome of consultations with the SEC staff, we may file a request for a no-action letter seeking concurrence from the SEC staff that the existing stockholders of Kinder Morgan do not constitute an "organized group of persons" within the meaning of Section 2(a)(2) of the 1935 Act. A finding that the existing stockholders of Kinder Morgan do not constitute an "organized group of persons" would preclude them from being considered a "holding company" under the 1935 Act.

     Hart-Scott-Rodino Act. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, we may not merge unless Notification and Report Forms have been filed with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and waiting period requirements have expired or are otherwise earlier terminated

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

by the Antitrust Division and the Federal Trade Commission. On July 21, 1999, we submitted the required filings to the Antitrust Division. The Hart-Scott-Rodino waiting period expired on August 20, 1999.

     At any time before or after the completion of the merger, the Antitrust Division or the Federal Trade Commission could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the merger or seeking the divestiture of substantial assets of K N Energy or Kinder Morgan. We believe that the merger will not violate the antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds by the Antitrust Division, the Federal Trade Commission, states' attorneys general and, under some circumstances, private parties will not be made, or, if such a challenge is made, what the result will be.

     State Approvals. Kinder Morgan indirectly owns an intrastate petroleum products pipeline in California. The merger will effect a change in control over that pipeline that requires prior approval by the Public Utilities Commission of the State of California. An application for approval was filed with the California Public Utilities Commission on July 22, 1999. Because the change of control over the pipeline will not effect the terms and/or conditions under which any intrastate shipper currently receives service, we believe approval of the transaction will be granted by the California Public Utilities Commission on an ex parte basis. There can be no assurance, however, that a protest to the transfer of control by a third-party or California Public Utilities Commission staff will not be made, or, if so, what the result will be.

     K N Energy owns certain public utility assets subject to the jurisdiction of the Colorado Public Utilities Commission. We do not believe the merger is jurisdictional to the Colorado Public Utilities Commission, but on August 2, 1999 we made a filing with the Colorado Public Utilities Commission for a declaratory order disclaiming jurisdiction or, alternatively, an order approving the transaction. On August 18, 1999, the Colorado Public Utilities Commission voted to issue an order approving the transaction. The order has not yet been issued.

     K N Energy owns certain public utility assets subject to the jurisdiction of the Wyoming Public Service Commission. We do not believe the merger is jurisdictional to the Wyoming Public Service Commission and have sent an advisory letter to the Wyoming Public Service Commission explaining our position. If the Wyoming Public Service Commission were to assert jurisdiction over the merger, we would make the appropriate filings for an order approving the transaction.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary description of the material U.S. federal income tax consequences of the merger. The discussion below is for general information only and does not purport to deal with all aspects of U.S. federal income taxation that may affect particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules under the Internal Revenue Code, including: insurance companies; dealers in securities or currencies; financial institutions; tax-exempt organizations; foreign holders; persons whose functional currency is not the U.S. dollar; persons who hold their shares as part of a hedge, straddle, synthetic security, conversion transaction or other integrated investment; and persons who acquired their shares pursuant to the exercise of employee stock options or rights or otherwise as compensation. The discussion is limited to stockholders who have held their shares as "capital assets," which generally includes property held for investment, within the meaning of Section 1221 of the Internal Revenue Code.

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

     Consummation of the merger is conditioned upon K N Energy's receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Kinder Morgan's receipt of an opinion of Bracewell & Patterson, L.L.P., each dated as of the effective time of the merger, to the effect that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The discussion below assumes that the merger will be treated in accordance with the opinions of Skadden, Arps and Bracewell & Patterson. The discussion below is, and the opinions of Skadden, Arps and Bracewell & Patterson will be, based upon current provisions of the Internal Revenue Code, currently applicable U.S. Treasury regulations promulgated thereunder, and judicial and administrative decisions and rulings, all of which are subject to change. The opinions of Skadden, Arps and Bracewell & Patterson will be based on the facts, representations and assumptions set forth or referred to in the opinions, including representations contained in certificates executed by our officers. The opinions are not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not take a contrary view. No ruling from the IRS has been or will be sought. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth below, and any changes or interpretations could be retroactive and consequently affect the tax consequences to our stockholders.

     HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

     Consequences of the Merger to Holders of Kinder Morgan Common Stock. The tax consequences to a holder of Kinder Morgan common stock who receives K N Energy common stock in exchange for all of the stockholder's shares of Kinder Morgan common stock pursuant to the merger are as follows:

     - No gain or loss will be recognized by the stockholder, except to the extent the stockholder receives cash in lieu of a fractional share interest in K N Energy common stock;

     - The stockholder's aggregate tax basis in the K N Energy common stock received will equal the stockholder's aggregate tax basis in the shares of Kinder Morgan common stock exchanged therefor, reduced by any amount allocable to a fractional share interest of K N Energy common stock for which cash is received; and

     - The holding period of K N Energy common stock received will include the holding period of the shares of Kinder Morgan common stock exchanged therefor.

     Fractional Shares of K N Energy Common Stock. No fractional shares of K N Energy common stock will be issued in the merger. Based upon the current ruling position of the IRS, a holder of Kinder Morgan common stock who receives cash in lieu of a fractional share will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by K N Energy subject to Section 302 of the Internal Revenue Code. The deemed redemption will be treated as a sale of the fractional share, provided that it is not "essentially equivalent to a dividend" or is "substantially disproportionate" with respect to such stockholder.

     Whether the deemed redemption by K N Energy of the fractional shares for cash is "essentially equivalent to a dividend" with respect to a holder of Kinder Morgan common stock will depend upon the stockholder's particular circumstances. However, the deemed redemption must, under any circumstance, result in a "meaningful reduction" in such holder's percentage ownership of K N Energy stock. In determining whether the deemed redemption by K N Energy results in a meaningful reduction in a Kinder Morgan stockholder's percentage ownership of K N Energy stock,

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and therefore, does not have the effect of a distribution of a dividend, a
Kinder Morgan stockholder should compare his or her share interest in K N Energy, including interests owned actually, hypothetically and constructively, immediately before the deemed redemption, to his or her share interest after the deemed redemption. The IRS has ruled that a minority stockholder in a publicly-held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs will generally be treated as having had a meaningful reduction in his or her stock after a redemption transaction if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the stockholder's actual and constructive ownership before and after the redemption.

     The deemed redemption by K N Energy will be "substantially disproportionate" and, therefore, will not have the effect of a distribution of a dividend with respect to a Kinder Morgan stockholder who owns less than 50% of the voting power of the outstanding K N Energy stock if the percentage of K N Energy stock actually and constructively owned by such stockholder immediately after the deemed redemption by K N Energy is less than 80% of the percentage of the outstanding stock of K N Energy that such Kinder Morgan stockholder is deemed actually and constructively to have owned immediately before the deemed redemption by K N Energy.

     If the deemed redemption by K N Energy of a fractional share for cash is not "essentially equivalent to a dividend" or is "substantially disproportionate," a holder of Kinder Morgan common stock generally will recognize capital gain or loss in an amount determined by the excess of the amount of cash received for the fractional share over the stockholder's adjusted tax basis in the fractional share. Any capital gain or loss will be long-term capital gain or loss if the Kinder Morgan common stock exchanged was held for more than one year. HOLDERS OF KINDER MORGAN COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH IN LIEU OF A FRACTIONAL SHARE OF K N ENERGY STOCK.

     Exercise of Appraisal Rights by Kinder Morgan Stockholders. If a holder of Kinder Morgan common stock exercises its right to dissent from the merger and receives a cash payment for all of its shares of Kinder Morgan common stock, the stockholder will recognize gain or loss with respect to any cash paid by Kinder Morgan in exchange for the shares of Kinder Morgan common stock that the stockholder properly submits as dissenting shares. The amount of such gain or loss will be equal to the difference between the amount of cash received and such stockholder's adjusted tax basis in the dissenting shares. If, however, the stockholder constructively owns shares of Kinder Morgan common stock that are exchanged for shares of K N Energy common stock in the merger or owns shares of K N Energy common stock actually or constructively after the merger, the consequences to the stockholder may be similar to the consequences described above under the heading "-- Fractional Shares of K N Energy Common Stock," except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of the stockholder's gain.

     Consequences of the Merger to Kinder Morgan. The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, Kinder Morgan will not recognize gain or loss as a result of the merger.

     Consequences of the Merger to K N Energy Stockholders. For U.S. federal income tax purposes, no gain or loss will be recognized by K N Energy stockholders as a result of the merger.

     Consequences of the Merger to K N Energy and Rockies Merger Corp. The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, neither K N Energy nor Rockies Merger Corp. will recognize gain or loss as a result of the merger.

     Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash to a holder of Kinder Morgan common stock who exchanges his Kinder Morgan

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common stock in the merger, a Kinder Morgan stockholder must, unless an exception applies under the applicable law and regulations, provide K N Energy with the stockholder's correct taxpayer identification number on a Substitute Form W-9 and certify under penalties of perjury that the number is correct and that the stockholder is not subject to backup withholding. If the correct taxpayer identification number and certifications are not provided, a penalty may be imposed on a holder of Kinder Morgan common stock by the IRS, and the cash payments received by the holder of Kinder Morgan common stock in consideration for shares of Kinder Morgan common stock in the merger may be subject to backup withholding tax at a rate of 31%.

LISTING OF K N ENERGY COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER

     K N Energy common stock is listed for quotation on the NYSE under the symbol "KNE." K N Energy will apply to list on the NYSE the shares of K N Energy common stock to be issued in the merger. The listing of such shares on the NYSE is a condition to the completion of the merger. See "The Merger
Agreement -- Conditions of the Merger." Following the name change of K N Energy to "Kinder Morgan, Inc.," we expect that the common stock will be listed for quotation on the NYSE under the symbol "KMI." Following the merger, former Kinder Morgan stockholders will be instructed to exchange their outstanding stock certificates for stock certificates representing shares of K N Energy common stock. See "The Merger Agreement -- Exchange of Stock Certificates."

RESALES OF K N ENERGY COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER; AFFILIATE AGREEMENTS

     K N Energy common stock issued in connection with the merger will be freely transferable, except that shares of K N Energy common stock received by persons who are deemed to be "affiliates," as such term is defined by Rule 144 under the Securities Act of 1933, as amended, of Kinder Morgan at the effective time of the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Kinder Morgan has agreed that it will use its reasonable best efforts to cause each of its executive officers and directors and any other persons who may be affiliates to execute a written affiliate agreement providing, among other things, that such person will not offer, sell, transfer or otherwise dispose of any of the shares of K N Energy common stock obtained as a result of the merger except in compliance with the Securities Act and the rules and regulations of the SEC thereunder. Each affiliate agreement also will provide that the affiliate covered by such agreement make representations with regard to certain tax matters. This joint proxy statement/ prospectus may be used by affiliates in connection with resales of K N Energy common stock issued in connection with the merger. See "Resales."

DELAWARE APPRAISAL RIGHTS OF KINDER MORGAN STOCKHOLDERS

     Under the Delaware General Corporation Law, any Kinder Morgan stockholder who does not wish to exchange his shares of Kinder Morgan common stock for K N Energy common stock has the right to dissent from the merger and to seek an appraisal of, and to be paid for the fair value (exclusive of any element of value arising from the accomplishment or expectation of the merger) for, the shares of Kinder Morgan common stock, provided that the stockholder complies with the provisions of Section 262 of the Delaware General Corporation Law. It is a condition to the consummation of the merger that no Kinder Morgan stockholder shall have demanded an appraisal of its shares of Kinder Morgan common stock.

     Holders of record of Kinder Morgan common stock who do not vote in favor of the merger agreement and who otherwise comply with the applicable statutory procedures summarized below will

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be entitled to appraisal rights under Delaware law. A person having a beneficial interest in shares of Kinder Morgan common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER DELAWARE LAW AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW WHICH IS REPRINTED IN ITS ENTIRETY AS ANNEX D. ALL REFERENCES IN SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW AND IN THIS SUMMARY TO A "STOCKHOLDER" OR "HOLDER" ARE TO THE RECORD HOLDER OF THE SHARES OF KINDER MORGAN COMMON STOCK AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

     Holders of shares of Kinder Morgan common stock who follow the procedures set forth in Section 262 of the Delaware General Corporation Law will be entitled to have their shares appraised by the Delaware Chancery Court and to receive payment in cash of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by such court.

     Under Delaware law, where a proposed merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date for such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in such notice a copy of Section 262 of the Delaware General Corporation Law.

     This joint proxy statement/prospectus constitutes such notice to the holders of shares and the applicable statutory provisions of Delaware law are attached to this joint proxy statement/prospectus as Annex D. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his or her right to do so should review the following discussion and Annex D carefully, because failure to timely and properly comply with the procedures therein specified will result in the loss of appraisal rights under Delaware law.

     A holder of shares wishing to exercise such holder's appraisal rights (a) must not vote in favor of the merger agreement and (b) must deliver to Kinder Morgan, prior to the vote on the merger agreement at the Kinder Morgan special meeting, a written demand for appraisal of such holder's shares. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or against the merger. This demand must reasonably inform Kinder Morgan of the identity of the stockholder and of the stockholder's intent to demand appraisal of his or her shares. A holder of shares wishing to exercise such holder's appraisal rights must be the record holder of such shares on the date the written demand for appraisal is made and must continue to hold such shares until the consummation of the merger. Accordingly, a holder of shares who is the record holder of shares on the date the written demand for appraisal is made, but who later transfers such shares prior to consummation of the merger, will lose any right to appraisal in respect of such shares.

     Only a holder of record of shares is entitled to assert appraisal rights for the shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and, if the shares are owned of record by more than one owner as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is

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agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought. When no number of shares is expressly mentioned, the demand will be presumed to cover all shares in brokerage accounts or other nominee forms, and those who wish to exercise appraisal rights under Delaware law are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

     ALL WRITTEN DEMANDS FOR APPRAISAL SHOULD BE SENT OR DELIVERED TO KINDER MORGAN, INC. AT 1301 MCKINNEY, SUITE 3400, HOUSTON, TEXAS 77010, ATTENTION:
SECRETARY.

     Within 10 days after the consummation of the merger, Kinder Morgan will notify each stockholder who has properly asserted appraisal rights under Delaware law and has not voted in favor of the merger agreement of the date the merger became effective.

     Within 120 days after the consummation of the merger, but not later, Kinder Morgan or any stockholder who has complied with the statutory requirements summarized above may file a petition in the Delaware Chancery Court demanding a determination of the fair value of the shares. Kinder Morgan is under no obligation to and has no present intention to file a petition with respect to the appraisal of the fair value of the shares. Accordingly, it is the obligation of stockholders wishing to assert appraisal rights to initiate all necessary action to perfect their appraisal rights within the time prescribed by Delaware law.

     Within 120 days after the consummation of the merger, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Kinder Morgan a statement setting forth the aggregate number of shares not voted in favor of adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statements must be mailed within 10 days after a written request therefor has been received by Kinder Morgan.

     If a petition for an appraisal is filed timely, after a hearing on such petition, the Delaware Chancery Court will determine the stockholders entitled to appraisal rights and will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Delaware law could be more than, the same as or less than the value of the K N Energy common stock they would receive pursuant to the merger agreement if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Delaware law. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings.

     The Delaware Chancery Court will determine the amount of interest, if any, to be paid upon the amounts to be received by stockholders whose shares have been appraised. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. The Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

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     Any holders of shares who have duly demanded an appraisal in compliance with Delaware law will not, after the consummation of the merger, be entitled to vote their shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the consummation of the merger).

     If any stockholder who properly demands appraisal of his or her shares under Delaware law fails to perfect, or effectively withdraws or loses, his or her right to appraisal, as provided under Delaware law, the shares of such stockholder will be converted into the right to receive K N Energy common stock with respect to such shares in accordance with the merger agreement. A stockholder will fail to perfect, or effectively lose or withdraw, his or her right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the consummation of the merger or if the stockholder delivers to Kinder Morgan a written withdrawal of his or her demand for appraisal. Any such attempt to withdraw an appraisal demand more than 60 days after the consummation of the merger will require the written approval of Kinder Morgan.

     Failure to follow the steps required by Delaware law for perfecting appraisal rights may result in the loss of such rights (in which event a stockholder will be entitled to receive K N Energy common stock with respect to his or her shares in accordance with the merger agreement).

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                              THE MERGER AGREEMENT

     The following is a brief summary of the material provisions of the merger agreement. A copy of the merger agreement, as amended, is attached as Annex A-1 and Annex A-2 and forms a part of this joint proxy statement/prospectus. The summary is qualified in its entirety by reference to the merger agreement. We urge all of our stockholders to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

THE MERGER

     The merger agreement provides that Rockies Merger Corp., a newly-created wholly-owned subsidiary of K N Energy, will be merged with and into Kinder Morgan. Upon completion of the merger, Kinder Morgan will continue as the surviving corporation in accordance with Delaware law. The merger will become effective after all conditions in the merger agreement are met, including receipt of stockholder approvals, and after the companies file a certificate of merger with the Secretary of State of Delaware.

CONVERSION OF SECURITIES

     At the effective time of the merger, each share of Kinder Morgan common stock (other than shares as to which appraisal rights have been perfected under Delaware law and shares held in the treasury of Kinder Morgan) will be automatically converted into 3,917.957 shares of K N Energy common stock.

EXCHANGE OF STOCK CERTIFICATES

     Surrender of Shares of Kinder Morgan Common Stock. Promptly after the effective time of the merger, former stockholders of Kinder Morgan who surrender their certificates representing Kinder Morgan common stock to the surviving corporation will receive certificates representing the number of whole shares of K N Energy common stock (and cash in lieu of any fractional shares) and any dividends or distributions to which they are entitled. The surrendered certificates will be canceled.

     HOLDERS OF KINDER MORGAN COMMON STOCK SHOULD NOT SEND ANY CERTIFICATES REPRESENTING KINDER MORGAN COMMON STOCK WITH THE ENCLOSED PROXY CARD. IF THE MERGER IS APPROVED, KINDER MORGAN STOCKHOLDERS WILL SURRENDER THEIR CERTIFICATES REPRESENTING KINDER MORGAN COMMON STOCK TO THE SURVIVING CORPORATION.

     Fractional Shares. No fractional shares of K N Energy common stock will be issued in the merger. Each holder of Kinder Morgan shares that would otherwise have been entitled to receive a fraction of a share of K N Energy common stock will receive an amount of cash (without interest) equal to the product of such fraction multiplied by the average of the closing prices of K N Energy common stock on the NYSE for the 10 trading days immediately preceding the closing date of the merger.

     No Further Registration of Transfer of Kinder Morgan Common Stock. After the effective time of the merger, there will be no further registration of transfers of shares of Kinder Morgan common stock on the stock transfer books of Kinder Morgan.

     Dividends and Distributions. No dividends or other distributions declared or made after the effective time of the merger on shares of K N Energy common stock will be paid to the holder of any unsurrendered certificate formerly representing shares of Kinder Morgan common stock until the holder surrenders such certificate as provided above. Upon surrender of the certificate, K N Energy

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will pay to the holder, without interest, any dividends or distributions with respect to such shares of K N Energy common stock that have become payable between the effective time of the merger and the time of such surrender.

REPRESENTATIONS AND WARRANTIES

     K N Energy, Rockies Merger Corp. and Kinder Morgan have made representations and warranties in the merger agreement relating to, among other things:

     - organization and qualification to do business;

     - subsidiaries, interests in other companies and organization and qualification to do business of subsidiaries;

     - capital stock and agreements and obligations relating to capital stock;

     - authorization, execution, delivery and enforceability of the merger agreement and related matters, the absence of conflicts under the charter, bylaws and material contracts and obligations, required consents and approvals and compliance with laws;

     - documents and financial statements filed with the SEC and other governmental authorities and the accuracy of information contained therein;

     - conduct of business in the ordinary course of business and absence of certain changes, events or undisclosed liabilities;

     - litigation and regulatory proceedings;

     - accuracy of information contained in this joint proxy statement/prospectus;

     - tax matters;

     - employee matters and ERISA;

     - environmental matters;

     - regulation;

     - required stockholder vote to approve the merger and Board recommendations;

     - insurance;

     - rights agreements;

     - brokers' and finders' fees;

     - absence of agreements regarding the sale of assets or capital stock;

     - title to assets, absence of encumbrances on assets and condition of assets;

     - contracts and commitments;

     - absence of breaches and defaults;

     - labor matters;

     - affiliate transactions;

     - easements;

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     - trading operations and commodity price exposure;

     - Year 2000;

     - intellectual property; and

     - the inapplicability to the merger of state anti-takeover laws.

     The merger agreement also contains representations and warranties made by K N Energy relating to opinions received from its financial advisors relating to the merger.

     The merger agreement also contains representations and warranties made by Kinder Morgan relating to the nature of its business and ownership of K N Energy common stock by Kinder Morgan and its affiliates.

CONDUCT OF BUSINESS PENDING THE MERGER

     We have agreed that, until the effective time of the merger, each of us and each of our subsidiaries will:

     - conduct its business only in the usual and ordinary course of business and in compliance with laws, provided that Kinder Morgan's subsidiaries may take any action that Kinder Morgan G.P. believes is in the best interests of Kinder Morgan Energy Partners and its unitholders;

     - preserve intact its present business organization, keep available the services of its officers and employees and preserve its relationships with customers, suppliers, distributors and others with which it has business dealings;

     - maintain its material assets in good repair and condition; and

     - maintain supplies and inventories in quantities consistent with past practice.

     In addition, K N Energy has agreed that it and each of its subsidiaries will:

     - comply with prudent policies, practices and procedures with respect to risk management and trading limitations, including K N Energy's trading guidelines;

     - manage its commodity price risk exposure with respect to its gathering, processing, transportation and storage contracts in accordance with prudent risk management guidelines developed by the parties;

     - allow Kinder Morgan and its representatives reasonable access to the operations and books and records of K N Energy and its subsidiaries and to monitor compliance with guidelines developed by the parties; and

     - not amend or rescind the K N Energy trading guidelines or the other risk management guidelines agreed to by the parties.

     For purposes of clarification and not limitation, we have agreed that each of us and our subsidiaries, without the prior written consent of the other, will not:

     - except as required by law, make any capital expenditures (other than certain reimbursable expenditures) in excess of, with respect to K N Energy, 110% of those contained in K N Energy's 1999 budget and, for the fiscal year 2000, in excess of those contained in K N Energy's 2000 budget as approved by Kinder Morgan, and, with respect to Kinder Morgan, in

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       excess of $1 million, in each case with certain exceptions for routine maintenance and emergency conditions;

     - incur or guarantee indebtedness or enter into any agreement to maintain the financial condition of another person or make any loans or capital contributions to, or equity investments in, any other person, or issue or sell any debt securities, except for:

      - with respect to K N Energy, certain refinancings of existing indebtedness and ordinary course trade payables and certain additional borrowings under existing lines of credit or via commercial paper in an amount such that total short-term indebtedness from these sources does not exceed $700 million in the aggregate and provided that such additional borrowings do not cause K N Energy's debt to be rated below investment grade; and

      - with respect to Kinder Morgan, any indebtedness not exceeding $148.6 million plus any debt incurred to fund a required capital contribution by Kinder Morgan G.P. to Kinder Morgan Energy Partners or its operating limited partnerships;

     - amend its charter or bylaws;

     - split, combine or reclassify the outstanding shares of its capital stock or declare, set aside or pay any dividend or make any other distributions, with certain exceptions, with respect to K N Energy, for regular quarterly dividends not exceeding $.20 per share and contract fees in connection with the PEPS Units and, with respect to Kinder Morgan, for dividends not in excess of $10 million payable as a result of quarterly distributions from Kinder Morgan Energy Partners received through Kinder Morgan G.P. consistent with past practice;

     - redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other ownership interests, with certain exceptions for "cashless" exercises of stock options pursuant to K N Energy stock plans;

     - sell or pledge any stock of its subsidiaries;

     - issue or sell any shares of, or grant, confer or award any options, warrants or rights of any kind to acquire any shares of, its capital stock, except pursuant to K N Energy stock option or purchase plans and certain other exceptions;

     - dispose of or acquire a segment of its business outside of the ordinary course of its business;

     - sell, pledge, dispose of or encumber any material amount of assets outside the ordinary course of business;

     - acquire any person or division or any material amount of assets, or make any material investment in any other person other than an investment by Kinder Morgan in one of its subsidiaries;

     - grant any severance or termination pay other than pursuant to its policies or agreements in effect on the date of the merger agreement or increase the benefits payable under its severance or termination pay policies or agreements in effect on the date of the merger agreement or enter into any employment or severance agreement with any officer, director or employees, except as required by law;

     - adopt or amend any bonus or employee benefit plan or increase the compensation or fringe benefits of any director, officer or, except in the ordinary course of business consistent with past practice, employee, except for up to $5.0 million in retention bonuses to be paid to K N Energy employees with the reasonable approval of Kinder Morgan;

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     - enter into or modify any collective bargaining agreement, other than in replacement of collective bargaining agreements expiring prior to the completion of the merger;

     - make any material change in its tax or accounting policies or any material reclassification of assets or liabilities, except as required by law, rule or regulation or GAAP;

     - pay, discharge or satisfy any material claims, liabilities or obligations, with certain exceptions;

     - settle or compromise any litigation, with certain exceptions;

     - take any action preventing the merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) or 368(a)(2)(E) of the Internal Revenue Code;

     - consummate any acquisition or, in the case of Kinder Morgan, disposition other than in accordance with its terms as previously disclosed to the other party; or

     - engage in any activity which would change its status under the 1935 Act or that would impair the ability of K N Energy to claim an exemption under Section 3(a)(1) of the 1935 Act.

     During the same period, K N Energy has also agreed that each of K N Energy and its subsidiaries will not:

     - enter into or amend various types of material contracts; or

     - enter into any fixed price, basis or option positions not consistent with the K N Energy trading guidelines.

ADDITIONAL AGREEMENTS

     No Solicitation. K N Energy has agreed that it will not encourage, solicit, participate in, initiate discussions or negotiations with, provide any information to, or enter into any agreement with any person other than Kinder Morgan, concerning any merger, business combination, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving K N Energy or any of its subsidiaries, each an "acquisition proposal."

     Prior to the approval of the share issuance proposal by K N Energy stockholders, K N Energy may, directly or indirectly, provide access and furnish information to any person pursuant to confidentiality agreements, and may negotiate with such person, if:

     - such person has submitted an unsolicited bona fide written proposal to the K N Energy Board relating to any such transaction;

     - such proposal provides for the acquisition for cash and/or publicly traded securities of all of the outstanding K N Energy common stock;

     - the K N Energy Board determines in good faith, after consultation with its independent financial advisor, that such proposal is more favorable to the holders of K N Energy common stock than the merger and is fully financed or reasonably capable of being financed or otherwise consummated; and

     - the K N Energy Board determines in good faith, after consultation with independent legal counsel, that the failure to provide such information or access or to engage in such discussions or negotiations would be inconsistent with its fiduciary duties to K N Energy's stockholders under applicable law.

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     A proposal meeting all of the criteria in the preceding sentence is referred to as a "Superior Proposal." K N Energy has agreed to notify Kinder Morgan immediately if it receives an acquisition proposal and keep Kinder Morgan fully apprised of all developments with respect to any acquisition proposal.

     Kinder Morgan has agreed that it will not encourage, solicit, participate in, initiate discussions or negotiations with, provide any information to, or enter into any agreement with any person other than K N Energy, concerning any merger, business combination, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving Kinder Morgan or any of its subsidiaries; provided, that Kinder Morgan's subsidiaries will not be restricted from taking any action if Kinder Morgan G.P. believes the taking of such action to be in the best interests of Kinder Morgan Energy Partners and its unitholders.

     Approvals. We have agreed to promptly prepare and file all necessary documentation to obtain as promptly as practicable all approvals, authorizations and consents of all third parties and governmental entities which are necessary or advisable to consummate the merger including all filings required with the SEC, the Federal Energy Regulatory Commission, the California Public Utilities Commission and under the Hart-Scott-Rodino Act.

     Stock Exchange Listing. K N Energy has agreed to use its reasonable best efforts to have approved for listing on the NYSE prior to the effective time of the merger, subject to official notice of issuance, the K N Energy common stock to be issued pursuant to the merger.

     Transition Management. We agreed to create a joint transition management committee consisting of two representatives from each of us. The transition committee will organize, develop, manage and implement a transition plan for the integration of our businesses. The members of the transition management committee will be Richard D. Kinder, William V. Morgan, H. Rickey Wells and Martha B. Wyrsch.

CONDITIONS OF THE MERGER

     Conditions of Obligations of Each Party to Effect the Merger. Our respective obligations to effect the merger are subject to the satisfaction or waiver of certain conditions, including:

     - the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part shall have become effective and not be the subject of any stop order;

     - the stockholders of K N Energy shall have approved the share issuance proposal and the stockholders of Kinder Morgan shall have approved and adopted the merger agreement;

     - no order shall be in effect that prohibits the consummation of the merger;

     - all applicable waiting periods under the Hart-Scott-Rodino Act shall have terminated or expired;

     - all governmental consents, authorizations, orders, permits and approvals, or registrations, declarations or filings, in connection with the execution, delivery and performance of the merger agreement shall have been obtained or made, except when the failure would not have a material adverse effect upon K N Energy or Kinder Morgan;

     - the shares of K N Energy common stock to be issued in connection with the merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

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     - certain registration regulations under the 1935 Act shall not have become applicable, as a result of the merger, to K N Energy or to any of the holders of Kinder Morgan common stock.

     As used in the merger agreement, "material adverse effect" means, with respect to any person, a material adverse change in or effect on the business, operations, assets, financial condition or results of operations of the person and its subsidiaries taken as a whole or, in our case, any change which materially impairs or materially delays the ability of the person to consummate the transactions contemplated by the merger agreement, provided that a material adverse effect shall exclude any change or effect due to:

     - United States or global economic conditions or financial markets in general;

     - changes in the international, national, regional or local wholesale or retail markets for natural gas, liquid hydrocarbons or, in the case of K N Energy, electricity;

     - in the case of K N Energy and Rockies Merger Corp., rules, regulations or decisions of the Federal Energy Regulatory Commission or any other regulatory body affecting the interstate natural gas transmission industry as a whole or the wholesale sale and transmission of electric power as a whole; or

     - in the case of Kinder Morgan, rules, regulations or decisions of the Federal Energy Regulatory Commission, the California Public Utilities Commission or any other regulatory body affecting the petroleum products pipelines industry as a whole.

     Conditions to Obligations of K N Energy and Rockies Merger Corp. to Effect the Merger. Except as may be waived by K N Energy and Rockies Merger Corp., the obligations of K N Energy and Rockies Merger Corp. to effect the merger are also subject to the satisfaction of the following conditions:

     - the representations and warranties of Kinder Morgan in the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date, except where any failure to be true and correct, in the aggregate, would not have a material adverse effect on Kinder Morgan;

     - Kinder Morgan shall have performed or complied in all material respects with all obligations required to be performed or complied by it under the merger agreement at or prior to the closing date;

     - K N Energy shall have received a certificate executed on behalf of Kinder Morgan by the President of Kinder Morgan making representations as required by the merger agreement;

     - no material adverse effect with respect to Kinder Morgan shall have occurred;

     - K N Energy shall have received an opinion of Skadden, Arps to the effect that the merger will qualify as a reorganization within the meaning of
       Section 368 of the Internal Revenue Code;

     - Kinder Morgan shall have obtained certain specified consents and statutory approvals;

     - Mr. Kinder shall have entered into an employment agreement with K N
       Energy;

     - each of Mr. Kinder and Morgan Associates shall have entered into a governance agreement with K N Energy; and

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     - no holder of Kinder Morgan common stock shall have demanded appraisal pursuant to Delaware law.

     Conditions to Obligations of Kinder Morgan to Effect the Merger. Except as may be waived by Kinder Morgan, the obligations of Kinder Morgan to effect the merger are also subject to the satisfaction of the following conditions:

     - the representations and warranties of K N Energy and Rockies Merger Corp. in the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date, except where any failure to be true and correct, in the aggregate, would not have a material adverse effect on K N Energy;

     - each of K N Energy and Rockies Merger Corp. shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under the merger agreement at or prior to the closing date;

     - Kinder Morgan shall have received a certificate executed on behalf of K N Energy and Rockies Merger Corp. by the Chief Executive Officers of K N Energy and Rockies Merger Corp. making representations as required by the merger agreement;

     - no material adverse effect with respect to K N Energy shall have occurred;

     - Kinder Morgan shall have received an opinion of Bracewell & Patterson to the effect that the merger will qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code;

     - K N Energy shall have obtained certain specified consents and statutory approvals;

     - the K N Energy rights agreement shall have been amended in accordance with the merger agreement;

     - K N Energy shall have entered into an employment agreement with Mr.
       Kinder;

     - K N Energy shall have entered into governance agreements with each of Mr. Kinder and Morgan Associates;

     - all of K N Energy's directors, other than those listed in the governance agreements, shall have submitted their resignations from the K N Energy Board, effective as of the effective time of the merger; and

     - K N Energy's bylaws shall have been amended to decrease the number of directors from 15 to 10.

TERMINATION, AMENDMENT AND WAIVER

     Termination, Termination Fees and Merger Expenses. The merger agreement provides that, prior to the consummation of the merger, the merger agreement may be terminated by mutual consent of our Boards or by either of our Boards if:

     - the merger has not been consummated on or before December 31, 1999 (subject to extension to March 31, 2000 if the only condition not met is the receipt of any required governmental approval and such approval is being diligently pursued);

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     - any governmental authority has taken any action permanently prohibiting the transactions contemplated by the merger agreement;

     - the required approval of the K N Energy stockholders has not been obtained; or

     - the required approval of Kinder Morgan stockholders has not been obtained.

     If on or prior to the date of the K N Energy special meeting at which the share issuance is not approved:

     - an "Alternative Transaction" has been publicly announced, termination on this basis triggers payment by K N Energy to Kinder Morgan of a termination fee of $45 million; or

     - an "Alternative Transaction" has not been publicly announced, termination on this basis triggers payment by K N Energy to Kinder Morgan of a termination fee of $22.5 million.

       "Alternative Transaction" means any of the following: (1) the acquisition of K N Energy or any of its subsidiaries by merger, tender offer or otherwise by any person other than Kinder Morgan, such person referred to for these purposes as a "third party", (2) the acquisition by a third party of 30% or more of the assets of K N Energy and its subsidiaries taken as a whole, (3) the acquisition by a third party of 30% or more of the outstanding shares of K N Energy common stock, (4) K N Energy's adoption of a plan of liquidation or the declaration or payment of an extraordinary dividend, or (5) the repurchase by K N Energy or any of its subsidiaries of 30% or more of the outstanding shares of K N Energy common stock.

     K N Energy may terminate the merger agreement if, prior to the effective time, the K N Energy Board (or one of its committees) has withdrawn, modified or changed, in a manner adverse to Kinder Morgan, its approval or recommendation of the issuance of shares of K N Energy common stock pursuant to the merger in order to approve the execution of a definitive agreement providing for a Superior Proposal; provided that (1) written notice has been provided to Kinder Morgan at least five business days before termination of the merger agreement and such notice specifies the material terms of the Superior Proposal, and (2) K N Energy and its advisors have negotiated in good faith with Kinder Morgan to make adjustments that would allow them to proceed with the transactions in the merger agreement on adjusted terms.

     - If K N Energy terminates the merger agreement on this basis, payment by K N Energy to Kinder Morgan of a termination fee in the amount of $45 million is required under the merger agreement.

     K N Energy may also terminate the merger agreement if there is a breach of Kinder Morgan's material covenants, representations or warranties, which could reasonably be expected to result in a material adverse effect to Kinder Morgan.

     - If K N Energy terminates the merger agreement on this basis and the breach is willful, Kinder Morgan must pay K N Energy a termination fee in the amount of $45 million.

     - If K N Energy terminates the merger agreement on this basis and the breach is not willful, Kinder Morgan will reimburse K N Energy for merger expenses, in an amount not to exceed $5 million in the aggregate.

     Kinder Morgan may terminate the merger agreement if the K N Energy Board (or one of its committees) (1) recommends an Acquisition Proposal or offer, (2) withdraws, modifies or changes, in a manner adverse to Kinder Morgan, its approval of the issuance of shares of K N Energy common stock pursuant to the merger, (3) takes a position adverse to Kinder Morgan, (4) executes an agreement providing for an Alternative Transaction or (5) resolves to do any of the foregoing.

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     - Termination of the merger agreement on this basis triggers payment by K N
       Energy to Kinder Morgan of a termination fee in the amount of $45 million.

     Kinder Morgan may terminate the merger agreement if K N Energy breaches, or materially breaches, certain provisions of the "no solicitation" section and Kinder Morgan is not in breach of the merger agreement.

     - Termination of the merger agreement on this basis triggers payment by K N Energy to Kinder Morgan of a termination fee in the amount of $45 million.

     Kinder Morgan may also terminate the merger agreement if there is a breach of K N Energy's material covenants, agreements, representations or warranties (other than the "no solicitation" provision), which could reasonably be expected to result in a material adverse effect to K N Energy.

     - If the breach is willful, termination of the merger agreement on this basis triggers payment by K N Energy to Kinder Morgan of a termination fee in the amount of $45 million.

     - If the breach is not willful, K N Energy will reimburse Kinder Morgan for merger expenses, in an amount not to exceed $5 million in the aggregate.

     We believe that termination fees are not an unusual feature of transactions such as the merger. We determined the amount of the termination fees by arms length negotiation.

     Except as set forth above, we will bear our own expenses in connection with the merger.

     Amendment. We may amend the merger agreement at any time prior to the effective time of the merger, but, after approval of the share issuance proposal by the K N Energy stockholders, no amendment may be made that by law requires further approval by the K N Energy stockholders without such further approval.

     Waiver.  At any time prior to the closing date of the merger, we may:

     - extend the time for the performance of any of the obligations or other acts of the other party required by the merger agreement;

     - waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered in connection with the merger agreement; or

     - waive compliance with any of the agreements or conditions contained in the merger agreement.

     Extensions or waivers must be in writing and signed by the party granting the extension or waiver.

                              THE VOTING AGREEMENT

     The following is a brief summary of the voting agreement, a copy of which is attached as Annex E and forms a part of this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the voting agreement. We urge all of our stockholders to read the voting agreement in its entirety for a more complete description of the terms and conditions thereof.

     As an inducement and a condition to K N Energy entering into and incurring obligations pursuant to the merger agreement, Mr. Kinder and Morgan Associates entered into the voting agreement with K N Energy on July 8, 1999. The voting agreement relates to all of the Kinder Morgan Class A common stock entitled to vote at the Kinder Morgan special meeting.

VOTING OF OWNED SHARES; PROXY

     Mr. Kinder and Morgan Associates have each agreed to vote all of the Kinder Morgan common stock beneficially owned by them at the time of any meeting of the Kinder Morgan stockholders:

     - in favor of the merger, the merger agreement and the transactions contemplated by the merger agreement;

     - against any action or agreement that would result in a breach of the merger agreement or which would impede, interfere with, delay, postpone or adversely affect the merger or the transactions contemplated by the merger agreement or the voting agreement; and

     - against any extraordinary corporate transaction involving Kinder Morgan or its subsidiaries or any sale, lease or transfer of a material amount of the assets of Kinder Morgan or any of Kinder Morgan's subsidiaries.

     Mr. Kinder and Morgan Associates have also agreed to grant, at the request of Kinder Morgan, an irrevocable proxy to vote the shares beneficially owned by Mr. Kinder and Morgan Associates in the manner indicated above.

TERMINATION

     The voting agreement shall terminate upon the earlier to occur of:

     - the consummation of the transactions contemplated by the merger agreement; or

     - the termination of the merger agreement in accordance with its terms.

RESTRICTIONS ON TRANSFER; OTHER PROXIES

     Mr. Kinder and Morgan Associates have each agreed not to:

     - transfer to any person any of the Kinder Morgan common stock beneficially owned by them;

     - grant any other proxies or powers of attorney with respect to the Kinder Morgan common stock beneficially owned by them, deposit any of the Kinder Morgan common stock beneficially owned by them into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such common stock; or

     - take any action in their capacity as Kinder Morgan stockholders which would make any representation or warranty contained in the voting agreement untrue or incorrect or would result in a breach of their obligations under the voting agreement or a breach by Kinder Morgan of its obligations under the merger agreement.

REPRESENTATIONS AND WARRANTIES

     Mr. Kinder, Morgan Associates and K N Energy have each made representations and warranties in the voting agreement relating to, among other things:

     - organization, valid existence and good standing, if applicable;

     - authorization, execution, delivery and enforceability of the voting agreement; and

     - absence of conflicts with the voting agreement, or the creation of violations of, or defaults under any contract, commitment, agreement, arrangement or restriction.

     Mr. Kinder and Morgan Associates have also represented and warranted that, as of the date of the voting agreement, he or it, as the case may be, is the record and beneficial owner of the following number of shares of Kinder Morgan common stock, free and clear of all encumbrances and voting or disposition restrictions: Mr. Kinder -- 5,801 shares of Kinder Morgan Class A common stock and 444.8 shares of Kinder Morgan Class B common stock; and Morgan
Associates -- 2,246 shares of Kinder Morgan Class A common stock and 111.2 shares of Class B common stock.

                           THE GOVERNANCE AGREEMENTS

     The following is a brief summary of the governance agreements, copies of which are attached as Exhibits C-1 and C-2 to the merger agreement amendment (which is Annex A-2 to this joint proxy statement/prospectus) and are part of this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the governance agreements. We urge all of our stockholders to read the governance agreements in their entirety for a more complete description of their terms and conditions.

     As a condition to our willingness to enter into the merger agreement and in order to induce K N Energy to enter into such agreement, each of Mr. Kinder and Morgan Associates has agreed to execute and deliver to K N Energy a governance agreement concurrently with the closing of the merger.

CORPORATE GOVERNANCE

     K N Energy's Board of Directors. Upon the effectiveness of the resignation of certain current members of K N Energy's Board and in anticipation of such resignations, K N Energy will agree to cause its Board to:

     - amend K N Energy's bylaws to decrease the number of K N Energy Board members from 15 to 10;

     - fill three of the four resulting vacancies with the following individuals designated by Mr. Kinder: Mr. Kinder, Fayez Sarofim and Ted A. Gardner; and

     - fill one of the four resulting vacancies with Mr. Morgan, as designated by Morgan Associates.

     Independent Directors. Until the termination of the governance agreements, a majority of the total number of directors will be independent directors. An "independent director" is:

     - in fact, independent;

     - not an officer, affiliate, employee, principal stockholder or partner of Kinder Morgan, Mr. Kinder, Morgan Associates or any affiliate of the foregoing; and

     - deemed independent under NYSE Rule 303.

     Board Representation of Mr. Kinder and Morgan Associates. K N Energy, Mr. Kinder and Morgan Associates will agree to exercise all authority under applicable law to cause any slate of directors presented to K N Energy's stockholders for election to the K N Energy Board to consist of such nominees that, if elected, would result in the K N Energy Board consisting of three individuals designated by Mr. Kinder and one individual designated by Morgan Associates. In addition, K N Energy will agree to use reasonable efforts to solicit from the K N Energy stockholders eligible to vote for the election of directors, proxies in favor of the K N Energy Board nominees selected in accordance with the governance agreements.

     Resignations and Replacements. The governance agreements provide that, if any K N Energy director resigns or is removed, a new member shall be designated to replace such member until the next election of directors. If the replacement director is to replace an individual who had been designated by Mr. Kinder or Morgan Associates, Mr. Kinder or Morgan Associates, as the case may be, shall designate the replacement director.

STANDSTILL PROVISIONS

     Except as otherwise provided in the governance agreements or as specifically approved by a majority of K N Energy's independent directors, Mr. Kinder and Morgan Associates each will agree not to:

     - purchase or otherwise acquire, agree to acquire or offer to acquire beneficial ownership of K N Energy common stock or rights or options to beneficially own K N Energy common stock if after such acquisition Mr. Kinder would own more than 34.9% of the then number of outstanding shares of K N Energy common stock or if Morgan Associates would own more than 15% of the then number of outstanding shares of K N Energy common stock;

     - enter into, solicit or support any merger or business combination or similar transaction involving K N Energy or any of its subsidiaries, on the one hand, and Mr. Kinder, Morgan Associates or any of their affiliates, on the other, or purchase or acquire any portion of the business or assets of K N Energy or any of its subsidiaries by Mr. Kinder, Morgan Associates or any of their affiliates;

     - form or join a group that would be required by the Exchange Act to file a Statement on Schedule 13D with respect to K N Energy common stock if such group would beneficially own more than 34.9%, in the case of Mr. Kinder, or 15%, in the case of Morgan Associates, of the then number of outstanding shares of K N Energy common stock (other than a group that may be formed in the future consisting solely of Mr. Kinder and Morgan Associates);

     - deposit any shares of K N Energy common stock in a voting trust or enter into any voting agreement or arrangement which would entitle any person to control more than 34.9%, in the case of Mr. Kinder, or 15%, in the case of Morgan Associates, of the then number of outstanding shares of K N Energy common stock; or

     - take any action challenging the validity or enforceability of the foregoing or assist, advise, encourage or negotiate with any person with respect to, or seek to do, any of the foregoing.

     Nothing in the governance agreements:

     - prohibits or restricts Mr. Kinder or Morgan Associates from responding to any inquiries from any stockholders of K N Energy as to their intention with respect to the voting of any K N Energy common stock which either of them beneficially owns, so long as their response is consistent with the terms of their respective governance agreement;

     - restricts the right of any director nominated by Mr. Kinder or Morgan Associates to the K N Energy Board or any committee of the K N Energy Board to vote on any matter as the director may individually believe appropriate in light of his or her duties as a director or committee member or the manner in which a nominee of Mr. Kinder or Morgan Associates may participate in his or her capacity as a director in deliberations or discussions at meetings of the K N Energy Board or as a member of any of its committees;

     - prohibits Mr. Kinder or Morgan Associates from having beneficial ownership of K N Energy common stock issued as dividends or distributions or issued upon conversion, exchange or exercise of securities, which Mr. Kinder or Morgan Associates are permitted to beneficially own under their respective governance agreement;

     - prohibits any officer, director, employee or agent of Mr. Kinder or Morgan Associates from purchasing or otherwise acquiring K N Energy common stock so long as he or she is not a member of a group that includes Mr. Kinder or Morgan Associates or that is not otherwise acting on behalf of Mr. Kinder or Morgan Associates; or

     - prohibits Mr. Kinder or Morgan Associates from disclosing that K N Energy has become the subject of a buyout transaction or an offer by a third party, in accordance with Mr. Kinder's or Morgan Associates' respective obligations, if any, under the federal securities laws or other applicable law, if any.

BUYOUT TRANSACTIONS BY MR. KINDER AND/OR MORGAN ASSOCIATES

     The governance agreements will not prohibit or restrict Mr. Kinder or Morgan Associates from proposing, participating in, supporting or causing a tender offer, merger, sale of all or substantially all of K N Energy's assets or any similar transaction involving K N Energy or any of its subsidiaries, on the one hand, and Mr. Kinder, Morgan Associates, or any of their affiliates, on the other hand, that offers each K N Energy stockholder the opportunity to dispose of all of the K N Energy common stock beneficially owned by such stockholder if:

     - a majority of K N Energy's independent directors approve the transaction; and

     - K N Energy receives a written opinion from a nationally-recognized investment bank that the transaction is fair to all of K N Energy's stockholders from a financial point of view.

THIRD PARTY OFFERS

     Mr. Kinder and Morgan Associates each will agree not to support, vote in favor of, or tender or sell his or its shares of K N Energy common stock to, any third party who makes an offer to acquire all of his or its shares unless the offer is made available to all of K N Energy's stockholders on the same terms and under the same conditions as made to Mr. Kinder or Morgan Associates.

TRANSFER RESTRICTIONS

     Other than as indicated above, Mr. Kinder and Morgan Associates each will agree not to sell, transfer or otherwise dispose of any K N Energy common stock except:

     - in compliance with Rule 144 under the Securities Act; or

     - in a registered public offering or a non-registered offering subject to an applicable exemption from the Securities Act in a manner calculated to achieve a broad distribution.

     Notwithstanding the above, each of Mr. Kinder and Morgan Associates may sell or transfer:

     - up to 3.5%, in the case of Mr. Kinder, or up to 1.4%, in the case of Morgan Associates, at a time of the then outstanding number of shares of K N Energy common stock in a private placement exempt from the registration requirements of the Securities Act; provided, that, if the buyer is acting as a group with Mr. Kinder or Morgan Associates, as the case may be, after such sale, disposition or transfer, the group may not own more than 34.9%, in the case of a group including Mr. Kinder, or 15%, in the case of a group including Morgan Associates, of the then number of outstanding shares of K N Energy common stock; or

     - 3.6% or more, in the case of Mr. Kinder, or 1.5% or more, in the case of Morgan Associates, of the then outstanding number of shares of K N Energy common stock so long as:

        - a majority of K N Energy's independent directors approve the sale or transfer;

        - (a) the buyer agrees to be bound by the respective governance agreement and (b) the aggregate amount of K N Energy common stock sold pursuant to this subsection does not exceed 34.9%, in the case of Mr. Kinder, or 15%, in the case of Morgan Associates, of the then number of outstanding shares of K N Energy common stock; or

        - the other K N Energy stockholders have the ability to participate in the sale or transfer on a pro rata basis.

LEGENDS

     Except as set forth in the next paragraph, the parties will agree that, during the term of the governance agreements, all certificates representing K N Energy common stock owned by Mr. Kinder or Morgan Associates shall bear an appropriate restrictive legend indicating that such common stock is subject to restrictions pursuant to the respective governance agreement.

     Upon any transfer of beneficial ownership by Mr. Kinder or Morgan Associates of any shares of K N Energy common stock to any person to which transfer is permitted by the respective governance agreement, K N Energy will agree to, upon receipt of timely notice, opinions and such other documentation as K N Energy may reasonably request, cause certificates representing the K N Energy common stock to be issued not later than the time needed to effect such transfer (1) without any restrictive legend if upon the consummation of such transfer the shares of K N Energy common stock are no longer "restricted securities" or (2) without any reference to the respective governance agreement, if upon consummation of such transfer the shares of K N Energy common stock continue to be "restricted securities."

TERMINATION

     The governance agreement between K N Energy and Mr. Kinder automatically terminates upon the earlier of:

     - 18 months from the effective time of the merger; or

     - the date on which the total voting power of the K N Energy common stock beneficially owned by Mr. Kinder (or by any transferee who has agreed to be bound by the terms of the governance agreement) becomes less than 10%.

     The governance agreement between K N Energy and Morgan Associates automatically terminates upon the earlier of:

     - 18 months from the effective time of the merger; or

     - the date on which the total voting power of the K N Energy common stock beneficially owned by Morgan Associates (or by any transferee who has agreed to be bound by the terms of the governance agreement) becomes less than 5%.

SEC REVIEW

     In connection with seeking guidance from the SEC staff regarding the proper interpretation of the Public Utility Holding Company Act of 1935 given the facts of this transaction, see "The Merger -- Regulatory Approvals -- Public Utility Holding Company Act of 1935," it may become necessary to revise the governance agreements to address concerns raised by the SEC staff. We do not expect that any revisions requested by the SEC staff would materially relax the restrictions that the governance agreements place on Mr. Kinder and Morgan Associates. If the governance agreements are revised at the SEC staff's request, we would not seek additional approval from the stockholders of Kinder Morgan or the stockholders of K N Energy.

                      BOARD OF DIRECTORS AND MANAGEMENT OF
                        K N ENERGY FOLLOWING THE MERGER

     Pursuant to the terms of the governance agreements, upon completion of the merger, the K N Energy Board will consist of (1) Edward H. Austin, Jr. (Class
I), William H. Hybl (Class I), Charles W. Battey (Class II), H.A. True, III (Class II), Stewart A. Bliss (Class III) and Edward Randall, III (Class III), who are all currently directors of K N Energy, (2) Richard D. Kinder (Class I), Ted A. Gardner (Class I) and Fayez Sarofim (Class II), who are the designees of Mr. Kinder, and (3) William V. Morgan (Class III), who is the designee of Morgan Associates. The terms of the Class I directors will expire in 2000. The terms of the Class II directors will expire in 2001. The terms of the Class III directors will expire in 2002. The biographies of the designees of Mr. Kinder and Morgan Associates are as follows:

     Richard D. Kinder was elected as Kinder Morgan's Chairman and Chief Executive Officer and as one of its directors in February 1997. He was simultaneously elected to the same position with Kinder Morgan G.P. From October 1990 until December 1996, Mr. Kinder was President and Chief Operating Officer of Enron Corp. Mr. Kinder was employed by Enron and its affiliates and predecessors for over 16 years. Mr. Kinder is also a director of TransOcean Offshore Inc., Baker Hughes Incorporated and Waste Management, Inc.

     William V. Morgan was elected as Kinder Morgan's President and as a director in October 1996. In February 1997, he was also elected as Kinder Morgan's Vice Chairman. In addition, Mr. Morgan was elected as a director of Kinder Morgan G.P. in June 1994, Vice Chairman of Kinder Morgan G.P. in February 1997 and President of Kinder Morgan G.P. in November 1998. Mr. Morgan has held legal and management positions in the energy industry since 1975, including the presidencies of three major interstate natural gas companies which are now part of Enron: Florida Gas Transmission Company, Transwestern Pipeline Company and Northern Natural Gas Company. Prior to joining Florida Gas in 1975, Mr. Morgan was engaged in the private practice of law in Washington, D.C.

     Fayez Sarofim is President and Chairman of the Board of Fayez Sarofim & Co., an investment advisory firm he founded in 1958. Mr. Sarofim is a director of Argonaut Group, Inc., Unitrin, Inc. and Imperial Holly Corporation.

     Ted A. Gardner has been a Managing Partner of First Union Capital Partners and a Senior Vice President of First Union Corporation since 1990.

     Pursuant to the terms of an employment agreement to be entered into between Mr. Kinder and K N Energy, Mr. Kinder will be the Chairman and Chief Executive Officer of K N Energy following the merger. K N Energy expects to enter into an employment arrangement with Mr. Morgan pursuant to which Mr. Morgan will be the Vice Chairman and President of K N Energy following the merger.

                              UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements have been prepared from our historical financial statements to give effect to the merger. The unaudited pro forma combined balance sheet reflects adjustments as if the merger had occurred on June 30, 1999. The unaudited pro forma combined statements of income for the six months ended June 30, 1999 and for the year ended December 31, 1998 reflect adjustments as if the merger had occurred on January 1, 1998. The pro forma adjustments reflected in the accompanying unaudited pro forma combined financial statements were prepared using the purchase method of accounting. The pro forma adjustments are based on preliminary estimates and certain assumptions that K N Energy believes are reasonable under the circumstances. The preliminary allocation of the purchase price to assets acquired and liabilities assumed reflects the assumption that assets and liabilities, other than the investment in Kinder Morgan Energy Partners, are carried at historical amounts which approximate fair market value. The excess of the purchase price over Kinder Morgan's share of the underlying equity in the net assets of Kinder Morgan Energy Partners, calculated as of June 30, 1999, has been fully allocated to the Kinder Morgan investment in Kinder Morgan Energy Partners. This allocation reflects the estimated fair market value of this investment. The actual allocation of the consideration paid by K N Energy for Kinder Morgan may differ from that reflected in the unaudited pro forma combined financial statements after a more extensive review of the fair market values of the assets acquired and liabilities assumed has been completed.

     The unaudited pro forma combined financial statements do not purport to present the financial position or results of operations of K N Energy had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma combined statements of income do not give effect to any operating efficiencies or cost savings that may be realized as a result of the merger, primarily related to reduction of duplicative operating, general and administrative expenses.

     The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of K N Energy, which are incorporated by reference into this joint proxy statement/prospectus from K N Energy's Annual Report on Form 10-K for the year ended December 31, 1998 and from K N Energy's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and of Kinder Morgan, which are included elsewhere in this joint proxy statement/prospectus.

     The historical results of operations of K N Energy reflect the acquisition of MidCon Corp. by K N Energy on January 30, 1998 and include the results of operations of MidCon Corp. beginning with January 30, 1998. The results of operations of MidCon Corp. for the period from January 1, 1998 through January 29, 1998 are not material to the unaudited pro forma combined financial statements presented in this joint proxy statement/prospectus.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1999
                                 (IN THOUSANDS)

                                                         HISTORICAL                    PRO FORMA
                                                 --------------------------   ---------------------------
                                                 K N ENERGY   KINDER MORGAN   ADJUSTMENTS       COMBINED
                                                 ----------   -------------   -----------      ----------
Assets:
Current assets:
Cash and cash equivalents......................  $   39,489     $  6,092      $                $   45,581
Restricted deposits............................       5,503                                         5,503
Accounts receivable............................     686,336        7,389                          693,725
Inventories....................................     121,986                                       121,986
Gas imbalances.................................      80,683                                        80,683
Other..........................................      46,981        3,081                           50,062
                                                 ----------     --------      ----------       ----------
                                                    980,978       16,562                          997,540
                                                 ----------     --------      ----------       ----------
Investments:
Investment in Kinder Morgan Energy Partners....                   43,858       1,235,988(a)     1,279,846
Other investments..............................     260,980                                       260,980
                                                 ----------     --------      ----------       ----------
                                                    260,980       43,858       1,235,988        1,540,826
                                                 ----------     --------      ----------       ----------
Property, plant and equipment, at cost.........   7,676,064                                     7,676,064
Less accumulated depreciation and
  amortization.................................    (758,482)                                     (758,482)
                                                 ----------     --------      ----------       ----------
Net property, plant and equipment..............   6,917,582                                     6,917,582
                                                 ----------     --------      ----------       ----------
Deferred charges and other assets..............     253,017        6,692                          259,709
                                                 ----------     --------      ----------       ----------
Total assets...................................  $8,412,557     $ 67,112      $1,235,988       $9,715,657
                                                 ==========     ========      ==========       ==========
Liabilities and Stockholders' Equity:
Current liabilities:
Current maturities of long-term debt...........       7,167                                         7,167
Notes payable..................................     623,450                                       623,450
Accounts payable...............................     495,521        2,214                          497,735
Accrued taxes..................................      30,939                                        30,939
Gas imbalances.................................      59,867                                        59,867
Payable for purchase of Thermo Companies.......      43,213                                        43,213
Other..........................................     219,220        8,504           3,000(a)       230,724
                                                 ----------     --------      ----------       ----------
                                                  1,479,377       10,718           3,000        1,493,095
                                                 ----------     --------      ----------       ----------
Other liabilities and deferred credits:
Deferred income taxes..........................   1,702,183                      461,844(b)     2,164,027
Other..........................................     346,795          315                          347,110
                                                 ----------     --------      ----------       ----------
                                                  2,048,978          315         461,844        2,511,137
                                                 ----------     --------      ----------       ----------
Long-term debt.................................   3,299,541      148,600                        3,448,141
                                                 ----------     --------      ----------       ----------
K N Energy obligated mandatorily redeemable
  preferred capital trust securities of
  subsidiary trusts holding solely debentures
  of K N Energy................................     275,000                                       275,000
                                                 ----------     --------      ----------       ----------
Minority interests in equity of subsidiaries...      64,531                                        64,531
                                                 ----------     --------      ----------       ----------
Stockholders' Equity:
Common stock...................................     354,480                      208,417(a)       562,897
Additional paid-in capital.....................     729,841                      470,206(a)     1,200,047
Retained earnings (deficit)....................     170,352      (92,521)         92,521(a)       170,352
Other..........................................      (9,543)                                       (9,543)
                                                 ----------     --------      ----------       ----------
Total stockholders' equity.....................   1,245,130      (92,521)        771,144        1,923,753
                                                 ----------     --------      ----------       ----------
Total liabilities and stockholders' equity.....  $8,412,557     $ 67,112      $1,235,988       $9,715,657
                                                 ==========     ========      ==========       ==========

See Notes to Unaudited Pro Forma Combined Financial Statements.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     HISTORICAL                   PRO FORMA
                                             --------------------------   -------------------------
                                             K N ENERGY   KINDER MORGAN   ADJUSTMENTS     COMBINED
                                             ----------   -------------   -----------    ----------
Operating revenues.........................  $2,239,660      $28,470       $             $2,268,130
                                             ----------      -------       --------      ----------
Operating costs and expenses:
  Gas purchases and other costs of sales...   1,762,760                                   1,762,760
  Operations and maintenance...............     203,988          404                        204,392
  Depreciation and amortization............     107,003          513         14,802(c)      122,318
  Taxes, other than income taxes...........      27,663                                      27,663
                                             ----------      -------       --------      ----------
Total operating costs and expenses.........   2,101,414          917         14,802       2,117,133
                                             ----------      -------       --------      ----------
Operating income...........................     138,246       27,553        (14,802)        150,997
                                             ----------      -------       --------      ----------
Other income and (deductions):
  Interest expense.........................    (140,771)      (4,437)                      (145,208)
  Minority interests.......................     (11,153)                                    (11,153)
  Other, net...............................      21,405          128                         21,533
                                             ----------      -------       --------      ----------
Total other income and (deductions)........    (130,519)      (4,309)                      (134,828)
                                             ----------      -------       --------      ----------
Income before income taxes.................       7,727       23,244        (14,802)         16,169
Income taxes...............................       3,013        8,884         (5,773)(d)       6,124
                                             ----------      -------       --------      ----------
Net income.................................       4,714       14,360         (9,029)         10,045
Less -- preferred stock dividends..........         129                                         129
Less -- premium paid on preferred stock
  redemption...............................         350                                         350
                                             ----------      -------       --------      ----------
Earnings available for common stock........  $    4,235      $14,360       $ (9,029)     $    9,566
                                             ==========      =======       ========      ==========
BASIC EARNINGS PER COMMON SHARE............  $     0.06                                  $     0.09
Number of shares used in computing basic
  earnings per common share................      70,087                      41,683(a)      111,770
DILUTED EARNINGS PER COMMON SHARE..........  $     0.06                                  $     0.09
Number of shares used in computing
  diluted earnings per common share........      70,169                      41,683(a)      111,852
Dividends per common share.................  $     0.40                                  $     0.40

See Notes to Unaudited Pro Forma Combined Financial Statements.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      HISTORICAL                     PRO FORMA
                                             -----------------------------   -------------------------
                                              K N ENERGY     KINDER MORGAN   ADJUSTMENTS     COMBINED
                                             -------------   -------------   -----------    ----------
Operating revenues.........................   $4,387,843        $37,575       $             $4,425,418
                                              ----------        -------       --------      ----------
Operating costs and expenses:
  Gas purchases and other costs of sales...    3,400,044                                     3,400,044
  Operations and maintenance...............      390,883            877                        391,760
  Depreciation and amortization............      195,916            603         29,604(c)      226,123
  Taxes, other than income taxes...........       50,686                                        50,686
  Merger-related costs.....................        5,763                                         5,763
                                              ----------        -------       --------      ----------
Total operating costs and expenses.........    4,043,292          1,480         29,604       4,074,376
                                              ----------        -------       --------      ----------
Operating income...........................      344,551         36,095        (29,604)        351,042
                                              ----------        -------       --------      ----------
Other income and (deductions):
  Interest expense.........................     (247,180)        (4,507)                      (251,687)
  Minority interests.......................      (16,167)                                      (16,167)
Other, net.................................       17,057            740                         17,797
                                              ----------        -------       --------      ----------
Total other income and (deductions)........     (246,290)        (3,767)                      (250,057)
                                              ----------        -------       --------      ----------
Income before income taxes.................       98,261         32,328        (29,604)        100,985
Income taxes/(benefit).....................       38,272         11,661        (11,546)(d)      38,387
                                              ----------        -------       --------      ----------
Net income.................................       59,989         20,667        (18,058)         62,598
Less -- preferred stock dividends..........          350                                           350
                                              ----------        -------       --------      ----------
Earnings available for common stock........   $   59,639        $20,667       $(18,058)     $   62,248
                                              ==========        =======       ========      ==========
BASIC EARNINGS PER COMMON SHARE............   $     0.93                                    $     0.59
Number of shares used in computing basic
  earnings per common share................       64,021                        41,683(a)      105,704
DILUTED EARNINGS PER COMMON SHARE..........   $     0.92                                    $     0.59
Number of shares used in computing
  diluted earnings per common share........       64,636                        41,683(a)      106,319
Dividends per common share.................   $     0.76                                    $     0.76

See Notes to Unaudited Pro Forma Combined Financial Statements.

                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS

     a) The adjustment to the investment in Kinder Morgan Energy Partners was derived as follows:

                                                             (IN THOUSANDS)
                                                             --------------
41,483,328 shares of K N Energy common stock to be issued
  in the merger at $16.2625 per share
       Common stock -- $5.00 par value.....................    $  207,417
       Additional paid-in capital..........................       467,206
Estimated fees and expenses to complete the transaction:
  Fees and expenses paid in cash...........................         3,000
  Fees paid by issuance of 200,000 shares of K N Energy
     common stock at $20.00 per share
       Common stock -- $5.00 par value.....................         1,000
       Additional paid-in capital..........................         3,000
Elimination of retained earnings deficit of Kinder Morgan
  as of June 30, 1999......................................        92,521
Deferred income taxes (see note b).........................       461,844
                                                               ----------
                                                               $1,235,988
                                                               ==========

        The $16.2625 per share price used to value K N Energy common stock to be issued in the merger was determined by calculating the average closing price for K N Energy's common stock on the NYSE for the five business days before and after July 8, 1999, the date the terms of the merger were announced. The $20.00 per share price used to value K N Energy common stock to be issued in payment of fees was determined as the approximate mid-point of the range of closing prices for K N Energy's common stock on the NYSE from the date the terms of the merger were announced to the date of this document.

        K N Energy's preliminary allocation of purchase price to assets acquired and liabilities assumed reflects the assumption that current assets and current liabilities, other than the investment in Kinder Morgan Energy Partners, are carried at historical amounts which approximate their fair market value. The excess of the purchase price over Kinder Morgan's share of the underlying equity in the net assets of Kinder Morgan Energy Partners, calculated as of June 30, 1999, has been fully allocated to the Kinder Morgan investment in Kinder Morgan Energy Partners. This allocation reflects the estimated fair market value of this investment.

     b) Represents deferred income taxes, using a 39% effective tax rate, calculated on the excess of K N Energy's initial investment over Kinder Morgan's share of the underlying equity in the net assets of Kinder Morgan Energy Partners.

     c) Represents amortization of the excess of K N Energy's initial investment over Kinder Morgan's share of the underlying equity in the net assets of Kinder Morgan Energy Partners, calculated using the straight-line method over 40 years (approximately the estimated remaining useful life of the assets of Kinder Morgan Energy Partners).

     d) Represents income tax expense calculated using a 39% effective tax rate on the pre-tax pro forma adjustments.

               KINDER MORGAN MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Kinder Morgan is the sole stockholder of Kinder Morgan G.P., the general partner of Kinder Morgan Energy Partners, a publicly-traded limited partnership that manages a diverse group of assets used in the transportation, storage and processing of energy products.

     Kinder Morgan expects to grow by the efficient operation of acquired assets and by its share of increased cash distributions from Kinder Morgan Energy Partners. Kinder Morgan Energy Partners should increase its cash distributions as it increases its use of existing assets and makes additional acquisitions. Kinder Morgan believes Kinder Morgan Energy Partners can make acquisitions more effectively with the flexibility provided by a shared acquisition approach with the combined company.

     Kinder Morgan management's discussion and analysis of financial condition and results of operations for periods prior to February 14, 1997 relate to Enron Liquids Pipeline Company as Kinder Morgan's predecessor. Prior to that date, Kinder Morgan was unable to influence any activities of Kinder Morgan G.P. or Kinder Morgan Energy Partners and its subsidiaries.

                              KINDER MORGAN, INC.

RESULTS OF OPERATIONS

Three Months Ended June 30, 1999 Compared to Three Months Ended June 30, 1998

     Kinder Morgan's equity in earnings of Kinder Morgan Energy Partners increased $4.0 million, or 38.6%, to $14.3 million for the three months ended June 30, 1999, as compared to $10.3 million for the same period in 1998. This increase was primarily due to increased incentive cash distributions payable from Kinder Morgan Energy Partners to Kinder Morgan G.P. due to increases in per unit distributions to common unitholders and in the number of common units outstanding. Kinder Morgan G.P. received incentive cash distributions of $13.1 million for the three months ended June 30, 1999 compared to $9.4 million for the three months ended June 30,1998. Kinder Morgan Energy Partners was able to increase distributions to its partners for the three months ended June 30, 1999 compared to the three months ended June 30, 1998 primarily due to the cash generated from the acquisitions of Kinder Morgan Bulk Terminals, Inc. (formerly Hall-Buck Marine, Inc.) in July 1998 and Shipyard and Pier IX terminals in December 1998.

     Operating expense increased $460,000 or 596.4%, for the three months ended June 30, 1999, as compared to the same period in 1998. This increase was primarily due to increased amortization and general and administrative expenses.

     Interest expense increased $2.0 million, or 411.3%, for the three months ended June 30, 1999, as compared to the same period in 1998. This increase was due to an increase in the average debt outstanding for the comparable periods to $121.6 million for the three months ended June 30, 1999 compared to $22.0 for the three months ended June 30, 1998. The increased debt outstanding resulted from borrowings in 1998 and 1999 to fund distributions to stockholders.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     Kinder Morgan's equity in earnings of Kinder Morgan Energy Partners increased $13.2 million, or 86.1%, to $28.5 million for the six months ended June 30, 1999, as compared to $15.3 million for the same period in 1998. This increase was primarily due to increased incentive cash distributions payable from Kinder Morgan Energy Partners to Kinder Morgan G.P.due to increases in per unit distributions to common unitholders and in the number of common units outstanding. Kinder Morgan G.P. received incentive cash distributions of $26.2 million for the six months ended June 30, 1999 compared to $14.8 million for the six months ended June 30,1998. Kinder Morgan Energy Partners was able to increase distributions to its partners for the first six months of 1999 compared to the first six months of 1998 primarily due to the cash generated from the acquisitions of the Pacific operations (formerly Sante Fe Pacific Pipeline Partners, L.P.) in March 1998, Kinder Morgan Bulk Terminals, Inc. in July 1998 and Shipyard and Pier IX terminals in December 1998.

     Operating expense increased $694,000 or 311.7%, for the six months ended June 30, 1999, as compared to the same period in 1998. This increase was primarily due to increased amortization and general and administrative expenses.

     Interest expense increased $3.9 million, or 562.4%, for the six months ended June 30, 1999, as compared to the same period in 1998. This increase was due to an increase in the average debt outstanding for the comparable periods to $104.0 million for the six months ended June 30, 1999 compared to $13.2 for the six months ended June 30, 1998. The increased debt outstanding resulted from borrowings in 1998 and 1999 to fund distributions to stockholders.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Kinder Morgan's equity in earnings of Kinder Morgan Energy Partners increased $33.0 million, or 717.4%, to $37.6 million for 1998 as compared to $4.6 million for 1997. This increase was primarily due to increased incentive cash distributions payable from Kinder Morgan Energy Partners to Kinder Morgan G.P. due to increases in per unit distributions payable to common unitholders and in the number of common units outstanding. Kinder Morgan G.P. received incentive cash distributions of $32.7 million for 1998 compared to $3.9 million for 1997. Kinder Morgan Energy Partners was able to increase distributions to its partners in 1998 compared to 1997 primarily due to the cash generated from the acquisitions of the Pacific operations in March 1998, Kinder Morgan Bulk Terminals, Inc. in July 1998 and Shipyard and Pier IX terminals in December 1998.

     Operating expenses increased $388,000, or 35.5%, to $1.5 million for 1998 compared to $1.1 million for 1997. This increase was primarily due to increased amortization expense offset partially by decreased general and administrative expenses.

     Interest expense increased $3.7 million, or 442.4%, to $3.8 million for 1998 as compared to $831,000 for 1997. This increase was primarily due to an increase in the average debt outstanding to $54.2 million in 1998 from $10.9 million in 1997. The increased debt outstanding resulted from borrowings in 1998 to fund distributions to stockholders.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Kinder Morgan's equity in earnings of Kinder Morgan Energy Partners increased $2.7 million, or 42.1%, to $4.6 million for 1997 as compared to $1.9 million 1996. This increase was due to increased incentive cash distributions payable from Kinder Morgan Energy Partners to Kinder Morgan G.P. due to increases in the per unit distribution payable to common unitholders and in the number of common units outstanding. Kinder Morgan G.P. received incentive cash distributions of $3.9 million for 1997 compared to $0.1 million for 1996. Kinder Morgan Energy Partners was able to increase distributions to its partners for 1997 compared to 1996 by decreasing operating expenses by $1.4 million, and through a $6.3 million increase in income at Kinder Morgan Energy Partners' bulk terminals segment, due to increased throughput and higher rates at the Cora terminal and the acquisition of Grand Rivers terminal, partially offset by a decrease in interest income.

     Operating expenses decreased $1.4 million, or 49.1%, to $1.4 million for 1997 as compared to $2.8 million for 1996. This decrease was primarily due to decreased amortization and general and administrative expenses.

     Interest income decreased $4.5 million to $49,000 for 1997 as compared to $4.5 million for 1996. This decrease was attributable to the elimination of interest income received by Enron Liquids Pipeline Company, as Kinder Morgan's predecessor company, from its affiliates.

KINDER MORGAN'S LIQUIDITY AND CAPITAL RESOURCES

     Historically, Kinder Morgan's cash requirements have been for debt service and various operating expenses. Since Kinder Morgan currently does not operate any assets, Kinder Morgan currently does not require cash to fund normal operating expenses or capital expenditures. In the event Kinder Morgan Energy Partners decreases its cash distributions to its unitholders, Kinder Morgan's revenues and liquidity may decrease substantially, since that decrease would also decrease the dividends paid to Kinder Morgan G.P. Initially, the cash incentive distribution would be reduced by an amount equal to 50% of the decrease in the cash distributions to all partners. If the per unit distribution to Kinder Morgan Energy Partners' common unitholders falls below specific target levels described in its partnership agreement, that percentage would decrease. At June 30, 1999, Kinder Morgan had cash reserves of $6.1 million.

     Kinder Morgan's only material cash requirement for the six months ended June 30, 1999 consisted of dividends paid to stockholders of $65.0 million, debt service payments of $18.5 million and debt issue costs of $1.0 million. Future material requirements for debt service for the year ending December 31, 1999 will depend on the amount of outstanding debt, if any, under Kinder Morgan's revolving credit facility. Kinder Morgan cannot estimate at this time if and when it will borrow under that facility.

     Cash Provided by Operating Activities. Net cash provided by operating activities was $13.2 million for 1998, a 525.1% increase over 1997. This increase was primarily due to increased distributions from Kinder Morgan Energy Partners and an increase in accrued liabilities partially offset by, among other things, an increase in accounts receivable.

     Net cash provided by operating activities was $9.6 million for the first six months of 1999, a 564.7% increase compared to the same period in 1998. This increase was primarily due to increased distributions from Kinder Morgan Energy Partners and a decrease in accounts receivable partially offset by an increase in accrued liabilities.

     Cash Used in Investing Activities. Net cash used in investment activities was $12.5 million for 1998, a 44.4% decrease compared to 1997. The net cash used in 1997 for investing activities was attributable to Kinder Morgan's acquisition of Enron Liquids Pipeline Company. The $12.5 million of cash used in investing activities in 1998 enabled Kinder Morgan G.P. to contribute to Kinder Morgan Energy Partners its percentage of the cost of the acquisition by Kinder Morgan Energy Partners of its Pacific operations.

     No cash was provided by investment activities for the first six months of 1999, compared to $11.7 million of net cash used in investment activities for the comparable period in 1998. The $11.7 million of cash used in investing activities in the first six months of 1998 enabled Kinder Morgan G.P. to contribute its percentage of the cost of the acquisition by Kinder Morgan Energy Partners of its Pacific operations.

     Cash Provided by or Used in Financing Activities. Net cash provided by financing activities was $13.0 million for 1998, compared to $20.5 million for 1997. The decrease was primarily due to Kinder

Morgan's receipt of proceeds from contributed capital and the issuance of common stock in 1997 and to dividends paid in 1998. The decrease in net cash provided by financing activities was partially offset by the issuance of debt and dividends paid in 1998.

     Net cash used in financing activities was $17.4 million for the first six months of 1999 compared to $74.8 million provided by financing activities during the comparable period of 1998. The difference was due to increased distributions to stockholders, increased payments of debt and decreased issuance of debt in 1999.

CREDIT FACILITIES

     As of June 30, 1999, Kinder Morgan had outstanding borrowings under its credit facility of $151.0 million, comprised of $139.5 million outstanding under its $150 million term loan and $11.5 million outstanding under its $15 million revolving facility. The credit facility is for $165 million, which includes a $15 million revolving loan commitment and a $150 million term loan. First Union National Bank is the administrative agent under the credit facility. Borrowings must be repaid on May 31, 2000.

     Interest on advances is payable quarterly at a floating rate equal, at Kinder Morgan's option, to either:

     - First Union National Bank's base rate, but not less than the federal funds rate plus 0.5% per annum; or

     - the London interbank offered rate, plus 3.0% per annum.

     The credit facility includes restrictions that are customary for this type of facility. These restrictions include:

     - requirements to maintain various financial ratios;

     - restrictions on the incurrence of additional indebtedness;

     - restrictions on mergers, consolidations and sales of assets;

     - restrictions on investments;

     - restrictions on the grant of liens;

     - restrictions on dividends based on available cash;

     - prohibitions on the issuance of stock that is convertible into debt or that is subject to mandatory repurchase or redemption; and

     - restrictions on capital leases.

YEAR 2000

     Kinder Morgan does not have any computer systems which are involved in the operations of its business. Kinder Morgan does, however, use the accounting and managerial software that is also used by Kinder Morgan G.P. As a result, for the accounting and managerial software that Kinder Morgan shares with Kinder Morgan G.P., Kinder Morgan would also share the Year 2000 issues related to that software. In addition, since Kinder Morgan's current revenues are generated solely by cash distributions from Kinder Morgan G.P., which are in turn generated by the operations of Kinder Morgan Energy Partners, Kinder Morgan shares the Year 2000 issues relating to the operations of

Kinder Morgan Energy Partners. For a description of those issues, see "-- Kinder Morgan Energy Partners -- Year 2000," on page 102.

                         KINDER MORGAN ENERGY PARTNERS

     Kinder Morgan Energy Partners manages a diverse group of assets used in the transportation, storage and processing of energy products, including six refined products/liquids pipeline systems containing over 5,000 miles of pipeline and over 20 truck loading terminals. Kinder Morgan Energy Partners also operates 24 bulk terminal facilities that transload over 40 million tons of coal, petroleum coke and other products annually. In addition, Kinder Morgan Energy Partners owns 51% of Plantation Pipe Line Company and 20% of Shell CO(2) Company. Kinder Morgan Energy Partners' three reportable segments are its:

     - Pacific operations;

     - Mid-continent operations; and

     - Bulk terminals.

RESULTS OF OPERATIONS

Three Months Ended June 30, 1999 Compared to Three Months Ended June 30, 1998

     Kinder Morgan Energy Partners' second quarter results reflect record quarterly revenues and net earnings for the second straight quarter. Total net earnings for Kinder Morgan Energy Partners were $43.1 million in the second quarter of 1999 on revenues of $102.9 million, as compared to $30.3 million of net earnings in the second quarter of 1998 on revenues of $82.0 million. Net earnings increased across all business segments resulting in net income per unit of $0.61 in the second quarter of 1999 versus $0.50 in the second quarter of 1998. Operating expenses, excluding depreciation, amortization and taxes, other than income taxes, were $31.0 million in the second quarter of 1999 versus $20.4 million in the same prior year period. The $20.9 million increase (25%) in revenues and the $10.6 million increase (52%) in operating expenses were principally due to the acquisition of Kinder Morgan Bulk Terminals, Inc. (formerly Hall-Buck Marine, Inc.) in July 1998. Operating income for the three months ended June 30, 1999 was $46.6 million as compared to $39.4 million for the same period of 1998. Second quarter earnings from equity investments were $9.7 million in 1999 as compared to $5.3 million in second quarter 1998. The $4.4 million increase (83%) in equity earnings was mainly due to income realized on Kinder Morgan Energy Partners' investments in Plantation Pipe Line Company, acquired in September 1998 and June 1999.

     Operating statistics for the second quarter are as follows:

                                                              SECOND QUARTER
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
Pacific operations
  Delivery volumes(MMBbls)..................................   96.8     99.4
  Average revenue ($/Bbl)...................................  $0.67    $0.66
Mid-continent operations*
  Delivery volumes (MMBbls).................................   11.8     10.5
  Average tariff ($/Bbl)....................................  $0.58    $0.62
Bulk terminals
  Transport volumes (MM Tons)...............................   10.2      3.1

---------------

     * North System and Cypress only.

     Earnings contribution by business segment for the second quarter is as follows:

                  EARNINGS CONTRIBUTION BY BUSINESS SEGMENT**
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                               SECOND QUARTER
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Pacific operations..........................................  $45,629   $40,023
Mid-continent operations....................................  $ 9,068   $ 7,881
Bulk terminals..............................................  $10,348   $ 3,909

---------------

     ** Excludes general and administrative expenses, debt costs, and minority interest. Includes the results of acquired operations from the date of acquisition.

     Income from items not attributable to any segment during the second quarter of 1999 was essentially unchanged when compared to the prior year period. General and administrative expenses were $8.9 million in the second quarter of 1999 as compared to $9.1 million in the same period of 1998. The 2% decrease was the result of Kinder Morgan Energy Partners' continued focus on productivity and expense controls. Interest expense, net of interest income, was $12.2 million in the second quarter of 1999 as compared to $12.1 million in the same prior year period. Kinder Morgan Energy Partners reported income tax expense of $2.1 million in the second quarter of 1999. The tax expense includes Kinder Morgan Energy Partners' share of income tax expense from Plantation Pipe Line Company and taxes related to Kinder Morgan Bulk Terminals, Inc. Kinder Morgan Energy Partners reported no income tax expense in the second quarter of 1998.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     For the six months ended June 30, 1999, Kinder Morgan Energy Partners reported net income of $84.2 million ($1.18 per unit). This amount compares with $44.3 million ($1.00 per unit) reported as net income before the extraordinary charge for the first half of 1998. Included in 1998 net earnings was an extraordinary charge of $13.6 million associated with debt refinancing transactions, including both a prepayment premium and the write-off of unamortized debt issue costs. After the extraordinary charge, net income for the first six months of 1998 was $30.7 million ($0.57 per unit). There was revenue growth across all business segments, primarily due to the acquisitions of the Pacific operations (formerly Santa Fe Pacific Pipeline Partners, L.P.) in March 1998 and Kinder Morgan Bulk Terminals, Inc. (formerly Hall-Buck Marine, Inc.) in July 1998. Total Kinder Morgan Energy Partners revenue increased to $203.0 million in the first half of 1999 as compared to $118.8 million in the first half of 1998. Operating expenses, excluding depreciation, amortization and taxes, other than income taxes, were $59.9 million in the first six-month period of 1999 as compared to $30.8 million for the same period in 1998. Operating income for the six months ended June 30, 1999 was $93.5 million as compared to $54.5 million for the same period of 1998. Total earnings from Kinder Morgan Energy Partners' equity investments increased 67% to $17.7 million in the year-to-date 1999 period versus $10.6 million in the same prior year period chiefly due to earnings from Kinder Morgan Energy Partners' equity investments in Plantation Pipe Line Company.

     Operating statistics for the first six months of 1999 and 1998 are as follows:

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Pacific operations
  Delivery volumes(MMBbls)..................................   186.1     129.3
  Average revenue ($/Bbl)...................................  $ 0.68    $ 0.67
Mid-continent operations*
  Delivery volumes (MMBbls).................................    23.7      22.3
  Average tariff ($/Bbl)....................................  $ 0.69    $ 0.70
Bulk terminals
  Transport volumes (MM Tons)...............................    19.8       6.1

---------------

     * North System and Cypress only.

     Earnings contribution by business segment for the first six months of 1999 and 1998 is as follows:

                  EARNINGS CONTRIBUTION BY BUSINESS SEGMENT**
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Pacific operations..........................................  $88,029   $52,888
Mid-continent operations....................................  $19,139   $17,290
Bulk terminals..............................................  $19,187   $ 6,359

---------------

     ** Excludes general and administrative expenses, debt costs and minority interest. Includes the results of acquired operations from the date of acquisition.

     Income items not attributable to any segment include general and administrative expenses, unallocable interest income and expense and minority interest expenses. Total Kinder Morgan Energy Partners general and administrative expenses increased $2.6 million to $16.8 million in the first six months of 1999 as compared to $14.2 million in the same period of 1998. The increase was due to the inclusion of a full six months of the Pacific operations as well as additional general and administrative expenses associated with new acquisitions and investments made by Kinder Morgan Energy Partners in the second half of 1998. Total Kinder Morgan Energy Partners interest expense, net of interest income, was $24.0 million in the second quarter of 1999 compared to $17.8 million in the same prior year period. The increase was due to expenses related to the financing of Kinder Morgan Energy Partners' 1998 investments.

     Due to the acquisition of Kinder Morgan Bulk Terminals, Inc. and Kinder Morgan Energy Partners' equity investments in Plantation Pipe Line Company, Kinder Morgan Energy Partners reported income tax expense of $3.5 million for the six-month period ended June 30, 1999. Kinder Morgan Energy Partners reported no income tax expense for the first six-month period of 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Key acquisitions and strong performance across all business segments during 1998 allowed Kinder Morgan Energy Partners to realize a 105% increase in net income per unit before extraordinary items. Kinder Morgan Energy Partners reported net earnings before extraordinary charge of $117.2 million, or $2.09 per unit, for 1998 and $17.7 million, or $1.02 per unit, for 1997. Included in the 1998 results was an extraordinary charge of $13.6 million associated with debt refinancing transactions, including both a prepayment premium and the write-off of unamortized debt issue costs. After the extraordinary charge, net income for the full year 1998 was $103.6 million, or $1.75 per unit. The acquisition of the Pacific operations, which were formerly Santa Fe Pacific Pipeline Partners, L.P., in March 1998 was the primary contributing factor for the increase in total revenue of Kinder Morgan Energy Partners to $322.6 million in 1998 from $73.9 million in 1997. Operating income for 1998 was $139.9 million versus $24.2 million in 1997. Approximately 95% of the increase in revenues from $73.9 million in 1997 to $322.6 million in 1998 was attributable to acquisitions, with the remainder attributable to enhanced utilization of operations.

     Operating and maintenance expenses, combined with fuel and power expenses, were $87.4 million in 1998. This amount compares to $20.7 million for 1997. The increase was attributable to the acquisition of the Pacific operations. Depreciation and amortization expenses, combined with taxes, other than income taxes, were $49.5 million in 1998 and $13.0 million in 1997.

     Earnings from equity investments grew to $25.7 million in 1998 compared to $5.7 million in 1997. The increase was chiefly the result of Kinder Morgan Energy Partners' interests in Plantation Pipe Line Company and Shell CO(2) Company, both of which are accounted for under the equity method.

     Total general and administrative expenses of Kinder Morgan Energy Partners totaled $40.0 million in 1998 compared to $8.9 million in 1997. The increase was attributable to higher administrative expenses associated with new acquisitions, primarily the Pacific operations, made by Kinder Morgan Energy Partners in March 1998. Kinder Morgan Energy Partners continues to focus on productivity and expense controls.

     Total interest expense of Kinder Morgan Energy Partners, net of interest income, was $38.6 million in 1998 compared to $12.1 million in 1997. The increase was primarily due to debt assumed by Kinder Morgan Energy Partners as part of the acquisition of the Pacific operations as well as expenses related to the financing of Kinder Morgan Energy Partners' 1998 investments.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net income of Kinder Morgan Energy Partners increased 49% to $17.7 million in 1997 from $11.9 million in 1996. The results for 1996 included a non-recurring gain of $2.5 million, attributable to the cash buyout received from Chevron, USA for early termination of a gas processing contract at the Painter plant. For a more detailed description, see note 7 of the notes to the consolidated financial statements of Kinder Morgan Energy Partners on page F-29. Revenues of Kinder Morgan Energy Partners increased 4% to $73.9 million in 1997 compared to $71.3 million in 1996 primarily attributable to enhanced use of assets.

     Total general and administrative expenses of Kinder Morgan Energy Partners totaled $8.9 million in 1997 compared to $9.1 million in 1996. The 2% decrease in administrative expenses was the result of cost savings realized by Kinder Morgan's new management.

     Total interest expense of Kinder Morgan Energy Partners, net of interest income, for 1997 of $12.1 million was relatively unchanged from the amount reported in 1996, which was $11.9 million.

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     Kinder Morgan Energy Partners plans to continue its strategy of accretive acquisitions and expansions of its assets. In the event Kinder Morgan Energy Partners is able to complete any such acquisitions or expansions, it believes it will be able to increase its revenues and earnings, although it will also face increased operating and general and administrative expenses in the operations of its new or expanded assets, and increased interest expense to the extent it finances these projects with additional indebtedness.

RESULTS OF OPERATIONS OF KINDER MORGAN ENERGY PARTNERS' PACIFIC OPERATIONS

Three Months Ended June 30, 1999 Compared to Three Months Ended June 30, 1998

     The Pacific operations reported segment earnings of $45.6 million and operating revenues of $65.1 million for the second quarter of 1999. Segment earnings and operating revenues for the second quarter of 1998 were $40.0 million and $65.5 million, respectively. The 14% increase in segment earnings was largely due to an increase in higher tariff shipments and continued improvement in operating efficiencies. The segment also benefited from reductions in the second quarter of 1999 in expense accruals made for the Federal Energy Regulatory Commission rate case reserve as a result of the Federal Energy Regulatory Commission's opinion relating to an outstanding rate case dispute. Segment operating expenses were $11.6 million in the second quarter of 1999 as compared to $13.5 million in the same period last year. Operating income for the quarter ended June 30, 1999 was $43.2 million as compared to $41.7 million for the same period of 1998.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     The Pacific operations reported segment earnings of $88.0 million on operating revenues of $125.9 million for the first six months of 1999. Segment earnings and operating revenues for the first six months of 1998 were $52.9 million and $86.3 million, respectively. Segment operating expenses totaled $19.8 million in the first six-month period of 1999 versus $17.6 million for the same period in 1998. The 1999 results reflect the inclusion of a full six months of operations and continued strong demand for refined products in Kinder Morgan Energy Partners' West Coast markets.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     For 1998, the Pacific operations reported segment earnings of $140.1 million and total operating revenues of $221.4 million. The amounts reflect strong demand for gasoline, jet fuel and diesel fuel in markets served by Kinder Morgan Energy Partners' Pacific operations. Segment earnings included other expense charges of $6.4 million, mainly the result of accrued expenses relating to the Federal Energy Regulatory Commission rate case reserve. In 1998, the Pacific operations had $42.0 million of operations, maintenance, fuel and power expenses, and $25.2 million of depreciation and amortization. Kinder Morgan Energy Partners acquired its Pacific operations on March 6, 1998.

RESULTS OF OPERATIONS OF KINDER MORGAN ENERGY PARTNERS' MID-CONTINENT OPERATIONS

Three Months Ended June 30, 1999 Compared to Three Months Ended June 30, 1998

     The Mid-continent operations reported segment earnings of $9.1 million in the second quarter of 1999 versus $7.9 million in the comparable period of 1998. The 15% increase in segment earnings was chiefly due to the $2.1 million in net earnings from Kinder Morgan Energy Partners' equity investment in Plantation Pipe Line Company, partially offset by a $0.7 million decrease in earnings from the investment in the Mont Belvieu fractionator due to lower fractionation volumes. Quarterly segment revenues were $8.2 million in both 1999 and 1998 but combined operating expenses increased to $3.4 million in the second quarter of 1999 compared with $3.1 million in the second

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quarter of 1998. The operating results reflect an 18% increase in throughput volumes on Kinder Morgan Energy Partners' North System, largely offset by lower average tariff rates. Segment operating income was $1.6 million in second quarter 1999, as compared to $2.8 million in second quarter 1998. The decrease in operating income was due to higher operating expenses and higher amortization expense associated with the acquisition of the equity investment in Plantation Pipe Line Company.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     Mid-continent segment earnings were $19.1 million for the first six months of 1999, as compared to $17.3 million for the first six months of 1998. The 10% increase in segment earnings in 1999 versus 1998 was largely due to Kinder Morgan Energy Partners' equity investment in Plantation Pipe Line Company. The overall increase in equity earnings was partially offset by lower equity earnings from Kinder Morgan Energy Partners' investment in a Mont Belvieu, Texas fractionator, due to a lower volume of fractionated barrels. Revenues and operating expenses were $18.8 million and $7.2 million, respectively, in the first half of 1999 and $18.4 million and $6.5 million, respectively, in the first half of 1998. A 6% increase in barrels transported contributed to the 2% increase in segment revenues as well as to the 11% increase in segment operating expenses. The higher operating expenses, along with higher amortization expense associated with the acquisition of the equity investment in Plantation Pipe Line Company, decreased operating income to $5.3 million for the six-month 1999 period versus $7.0 million for the same period of 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     The Mid-continent operations earned $37.2 million in segment earnings for 1998 compared to $27.5 million in 1997. The 35% increase in earnings was primarily driven by high returns from Kinder Morgan Energy Partners' investment in Shell CO(2) Company. Segment revenues were $38.3 million for 1998 and $55.8 million for 1997. The revenue decrease was primarily related to the Central Basin pipeline, which was contributed to Shell CO(2) Company in March 1998 and later accounted for as an investment in that partnership. The Mid-continent operations had $14.1 million of operations, maintenance, fuel and power expenses, in 1998, compared with $17.1 million in 1997. The decrease was due to lower volumes of product shipped on Mid-continent operations' pipelines due to warmer winter months in 1998 and the contribution of the Central Basin pipeline to Shell CO(2) Company. Depreciation and amortization expenses decreased in 1998 to $8.3 million from $9.0 million in 1997. This decrease was primarily due to the contribution of the Central Basin pipeline to Shell CO(2) Company.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     In 1997, the Mid-continent operations reported $27.5 million in segment earnings from total revenues of $55.8 million. This compares to 1996 segment earnings of $28.7 million from revenues of $63.2 million. The decline in segment earnings was primarily the result of the $2.5 million non-recurring gain recognized in 1996 referred to above. The decrease in segment revenue was mainly the result of the termination of gas processing at the Painter plant in August 1996 and the assignment of the Mobil gas processing agreement at the Bushton plant to KN Processing, Inc. in April 1997. Revenues from the liquids pipelines did not significantly change in 1997 as compared to 1996. Pipeline revenues were $53.5 million in 1997 versus $54.0 million in 1996. Revenues from the Cypress pipeline increased 11% to $6.2 million in 1997 from $5.6 million in 1996 due to a 14% increase in throughput volumes. The North system's revenues decreased 3% to $34.2 million in 1997 from $35.4 million in 1996 due to a 5% decrease in barrels transported. Cost of products sold was $4.6 million in 1997 versus $7.7 million in 1996. The decrease was due to fewer purchase and sale

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contracts on the liquids pipelines as well as the termination of purchase and sale contracts at the Painter plant. Operating and maintenance expenses, combined with fuel and power expenses, were $17.1 million for 1997 and $21.8 million for 1996.

     A significant decrease in segment operating expenses resulted from the assignment of a gas processing agreement with Mobil Natural Gas, Inc. and the leasing of the Painter plant to Amoco Oil Company in February 1997. Additionally, the decrease in volumes transferred by the North system in 1997 resulted in a 4% decrease in its operating and fuel costs. Taxes, other than income taxes, decreased $0.7 million, or 20%, in 1997 due to adjustments to the liquids pipelines' ad valorem tax valuations and higher 1996 ad valorem tax provisions. Other non-operating income and expense decreased $3.3 million in 1997 versus 1996. The decrease reflects the $2.5 million buyout payment received from Chevron in 1996 and a $0.6 million contested product loss at the Mont Belvieu fractionator recorded in the fourth quarter of 1997.

     A decrease in the cumulative difference between book and tax depreciation and the effect of a partial liquidating distribution of Kinder Morgan Natural Gas Liquids Corporation, the corporate entity holding Kinder Morgan Energy Partners' interest in the Mont Belvieu fractionator, resulted in a $2.1 million reduction in income tax expense for 1997 compared to 1996. Mid-continent operations reported depreciation and amortization expenses of $9.0 million in 1997, an increase of $0.5 million compared to 1996. This increase was primarily due to additions to property, plant and equipment on Kinder Morgan Energy Partners' North system.

RESULTS OF OPERATIONS OF KINDER MORGAN ENERGY PARTNERS' BULK TERMINALS SEGMENT

Three Months Ended June 30, 1999 Compared to Three Months Ended June 30, 1998

     The bulk terminals segment reported earnings of $10.3 million in the second quarter of 1999 as compared to $3.9 million in the same period of 1998. Segment revenues for the second quarters of 1999 and 1998 were $29.6 million and $8.3 million, respectively. The segment reported operating expenses of $16.0 million and operating income of $10.7 million for the second quarter of 1999 versus operating expenses of $3.8 million and operating income of $4.0 million for the second quarter of 1998. Operating income was $10.7 million for the quarter ended June 30, 1999 and $4.0 million in the same prior year period. The 1999 increases in operating results reflect Kinder Morgan Energy Partners' acquisitions of Kinder Morgan Bulk Terminals, Inc. in July 1998 and the Pier IX and Shipyard River Terminals in December 1998. Excluding these acquisitions, revenues and earnings from Kinder Morgan Energy Partners' other coal terminals increased 29% and 42%, respectively, in the second quarter of 1999 compared with the prior year period. The increases were primarily the result of a 43% increase in coal volumes transferred, partially offset by a 10% decrease in average coal tariff rates.

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998

     The bulk terminals segment reported earnings of $19.2 million on operating revenues of $58.3 million for the first six months of 1999. Segment earnings and operating revenues for the first six months of 1998 were $6.4 million and $14.2 million, respectively. The segment reported operating expenses of $32.9 million and operating income of $19.8 million for the first six months of 1999 versus operating expenses of $6.7 million and operating income of $6.4 million for the first six months of 1998. The 1999 results reflect the inclusion of Kinder Morgan Bulk Terminals, Inc., Pier IX Terminal and the Shipyard River Terminal, all acquired in the last half of 1998. Excluding these acquisitions, segment earnings increased 13% compared with the first half of last year. Favorable results from the coal terminals are the result of a 32% increase in coal volumes transferred, partially offset by a 5% decrease in average coal tariff rates.

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Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     The bulk terminals segment reported earnings of $19.2 million in 1998 versus $10.7 million in 1997. Revenues from bulk terminal activity were $62.9 million for 1998 and $18.2 million for 1997. The increase in operating results was directly affected by Kinder Morgan Energy Partners' acquisition of Kinder Morgan Bulk Terminals, Inc., formerly Hall-Buck Marine, Inc., in July 1998 and the inclusion of a full year of operations from the Grand Rivers terminal, acquired in September 1997. The increase in total segment revenue was also driven by a 93% increase in revenues earned by the Red Lightning energy services unit, which began operations in April 1997. Operations and maintenance expenses, combined with fuel and power expenses, totaled $31.3 million in 1998 and $3.6 million in 1997. The increase was the result of 1998 business acquisitions and higher coal volumes transferred at Kinder Morgan Energy Partners' Cora terminal. Depreciation and amortization expense was $3.9 million in 1998 and $1.1 million in 1997 primarily due to the acquisition of Kinder Morgan Bulk Terminals, Inc. and the inclusion of a full year's depreciation of the Grand Rivers terminal. Taxes, other than income taxes, were $1.6 million in 1998 and $0.3 million in 1997. The increase in both depreciation and taxes was primarily due to the addition of Kinder Morgan Bulk Terminals, Inc.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     The bulk terminals segment reported net earnings of $10.7 million for 1997, $6.3 million or 142% higher than for 1996. Earnings from the coal terminals increased 81%, primarily the result of increases in both coal tons transferred and average transfer rates at the Cora terminal, as well as the addition of the Grand Rivers terminal in September 1997. Segment revenues totaled $18.2 million, up $10.1 million from 1996. The large increase is primarily due to the addition of the Grand Rivers terminal and a 35% increase in revenues earned by the Cora terminal. The increase in revenues from the Cora terminal resulted from a 17% increase in volumes transferred, accompanied by a 6% increase in average transfer rates. Operations and maintenance expenses, together with fuel and power expenses, were $3.6 million in 1997 and $2.0 million in 1996. This increase was primarily due to the acquisition of the Grand Rivers terminal and increased volumes at the Cora terminal. Excluding the effect of the Grand Rivers terminal, these operating costs increased 31% in 1997, mainly due to the increase in coal tons transferred by the Cora terminal. Bulk terminals reported immaterial depreciation and amortization expenses of $1.1 million in 1997 compared to $1.4 million in 1996.

OUTLOOK

     Kinder Morgan Energy Partners intends to actively pursue a strategy to increase Kinder Morgan Energy Partners' operating income. Kinder Morgan Energy Partners will use a three-pronged strategy to accomplish this goal.

     - Cost Reductions. Kinder Morgan Energy Partners reduced its general and administrative expenses by approximately $4 million when Kinder Morgan acquired Kinder Morgan G.P. in February 1997 and will continue to seek further reductions where appropriate. Kinder Morgan Energy Partners reduced operating expenses by $4.5 million in 1997 compared to 1996. Since the acquisition of the Pacific operations in March 1998, Kinder Morgan Energy Partners has reduced costs by more than $20 million per year through the elimination of redundant general and administrative and other expenses.

     - Internal Growth. Kinder Morgan Energy Partners intends to expand the operations of its current facilities. Kinder Morgan Energy Partners has taken a number of steps that Kinder Morgan believes will increase revenues from existing operations, including the following:

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      - the Pacific operations committed over $40 million to expand its pipeline and storage facilities, including the approximately $30 million Southern California expansion which was completed in June 1999;

      - the Cypress pipeline expanded its capacity by 25,000 barrels per day in November 1997;

      - earnings and cash flow, as historically related to the operations of the Central Basin pipeline, increased in 1998 as a result of the partnership formed with Shell;

      - the Heartland Pipeline Company joint venture with Conoco commenced in April 1999 a $3.4 million expansion into the Omaha, Nebraska and Council Bluffs, Iowa markets; and

      - a $3 million rail project at the Grand Rivers terminal is expected to enhance efficiency and speed of moving coal through the terminal.

     - Strategic Acquisitions. Since January 1, 1998, Kinder Morgan Energy Partners has made the following acquisitions:

      - Shell CO(2) Company, 20%, on March 5, 1998;

      - SFPP, L.P. on March 6, 1998;

      - Kinder Morgan Bulk Terminals, Inc. on July 1, 1998;

      - Plantation Pipe Line Company, 24%, on September 15, 1998 and an additional 27% on June 16, 1999; and

      - Pier IX and Shipyard River terminals on December 18, 1998.

     Kinder Morgan Energy Partners intends to seek opportunities to make additional strategic acquisitions to expand existing businesses or to enter into related businesses.

     When deciding whether to make an acquisition Kinder Morgan Energy Partners considers, among other factors:

     - the volatility of cash flow generated by the acquired business;

     - the timing of the return of investment in the acquired business; and

     - whether that transaction would produce qualifying income.

     The presence of qualifying income is important since the availability of tax and economic benefits to Kinder Morgan Energy Partners depends, in large part, on the classification of Kinder Morgan Energy Partners as a partnership for federal income tax purposes.

     The Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. An exception exists for a publicly-traded partnership in which 90% or more of its gross income for every taxable year consists of qualifying income. Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation, including pipelines, or marketing of any mineral or natural resource including oil, natural gas or products of oil and natural gas. Other types of qualifying income include interest, other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Kinder Morgan believes it is extremely unlikely that Kinder Morgan Energy Partners would pursue a transaction that would cause it to have in excess of 10% of non-qualifying income and cause it to be taxed as a corporation. However, Kinder Morgan cannot assure

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you that Kinder Morgan Energy Partners may not pursue a transaction that would cause it to derive less than 90% of its gross income from sources which constitute qualifying income and cause it to be taxed as a corporation.

     Kinder Morgan cannot assure you that Kinder Morgan Energy Partners will be able to complete any acquisitions. Kinder Morgan anticipates that Kinder Morgan Energy Partners will finance acquisitions temporarily by borrowings under its credit facility and permanently by a combination of debt and equity funding from the issuance of new debt securities and units.

     Kinder Morgan believes that the increase in paid distributions per unit of Kinder Morgan Energy Partners resulted from favorable operating results in 1998. On May 14, 1999, Kinder Morgan Energy Partners paid a distribution of $0.70 per unit for the first quarter of 1999. On August 13, 1999, Kinder Morgan Energy Partners paid a distribution of $0.70 per unit for the second quarter of 1999. Kinder Morgan believes that future operating results of Kinder Morgan Energy Partners will continue to support similar levels of quarterly cash distributions; however, Kinder Morgan cannot assure you that future distributions will continue at those levels.

LIQUIDITY AND CAPITAL RESOURCES

     Kinder Morgan Energy Partners' primary cash requirements, in addition to normal operating expenses, are debt service, sustaining capital expenditures, discretionary capital expenditures and quarterly distributions to partners. In addition to the use of cash generated from operations, Kinder Morgan Energy Partners could meet its cash requirements through borrowings under its credit facilities, issuing long-term notes or issuing additional units. Kinder Morgan expects Kinder Morgan Energy Partners to fund future cash distributions and to sustain capital expenditures with existing cash and cash flows from its operating activities. Expansion capital expenditures are expected to be funded through additional borrowings by Kinder Morgan Energy Partners or issuance of additional units. Interest payments are expected to be paid from cash flows from operating activities and debt principal payments will be met by additional borrowings by Kinder Morgan Energy Partners as they become due or by issuance of additional units.

     On August 13, 1999, Kinder Morgan Energy Partners made cash distributions to its partners, including Kinder Morgan G.P., of $48.1 million, which was funded by cash from Kinder Morgan Energy Partners' operations.

     As of June 30, 1999, Kinder Morgan Energy Partners had cash reserves of $22.8 million. Kinder Morgan Energy Partners funds its cash requirements for partnership distributions through cash from operations. In addition, Kinder Morgan Energy Partners uses cash from operating activities, available borrowings under its credit facility and the issuance of securities to fund expansions, acquisitions and operations. Therefore, cash balances of Kinder Morgan Energy Partners do not have an impact on either its short-term or long-term liquidity.

     Kinder Morgan Energy Partners currently plans to undertake several expansion projects, the cash requirements for which it will meet with cash from operations and with borrowings under its credit facility. These projects include:

     - an approximately $10 million expansion of the Pacific operations' southern California pipeline system to increase throughput throughout this system;

     - an approximately $3 million expansion of the Grand River terminal to increase the speed and efficiency of moving coal through the terminal; and

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     - an approximately $10 million expansion project at the Shipyard River terminal to provide capacity for cement handling pursuant to a long-term throughput contract.

     Kinder Morgan Energy Partners will also have future cash requirements for the repayment of indebtedness under its various debt facilities. Maturity dates and outstanding amounts under these debt facilities are described in "Kinder Morgan Management's Discussion and Analysis of Financial Condition and Results of Operations -- Kinder Morgan Energy Partners -- Liquidity and Capital Resources -- Credit Facilities."

Cash Provided by Operating Activities

     Net cash provided by operating activities was $93.7 million for the six months ended June 30, 1999, versus $46.4 million in the comparable period of 1998. The period-to-period increase of $47.3 million in cash flow from operations was primarily the result of higher net earnings, distributions from equity investments and non-cash depreciation and amortization charges. Higher earnings and depreciation charges, chiefly due to business acquisitions made during 1998, increased $39.9 million and $10.0 million, respectively, in the first six months of 1999 when compared with the same period in 1998. Distributions from Kinder Morgan Energy Partners' investment in Plantation Pipe Line Company and increased distributions from the investment in Shell CO(2) Company were the primary factors for the $10.1 million increase in equity investment distributions. The overall increase in cash provided by operating activities was partially offset by higher earnings from equity investments, higher payments for pipeline right-of-way easements and period-to-period reductions in the Federal Energy Regulatory Commission rate case reserve established for the Pacific operations.

Cash Used in Investing Activities

     Net cash used in investing activities was $168.1 million for the six month period ended June 30, 1999, compared to $110.3 million in the same year-earlier period. The $57.8 million net increase includes a $98.6 million increase in equity investment contributions. The increase in equity investment contributions was primarily the result of Kinder Morgan Energy Partners' $124.2 million investment in Plantation Pipe Line Company made in June 1999, as compared to the $25.0 million equity acquisition in Shell CO(2) Company made in March 1998. The increase in funds utilized in investing activities is also attributable to increased capital expenditures driven primarily by continued investment in Kinder Morgan Energy Partners' Pacific operations, offset by lower expenditures for strategic acquisitions in the 1999 period. The six-month period ended June 30, 1998 included $74.7 million used for the March 1998 acquisition of the Pacific operations. All funds classified as additions to property, plant and equipment include both expansion and maintenance projects.

Cash Provided by Financing Activities

     Net cash provided by financing activities amounted to $65.4 million for the six month period ended June 30, 1999. This decrease of $29.0 million from the comparable 1998 period was the result of $212.3 million in proceeds received from the June 1998 public offering of Kinder Morgan Energy Partners units and a year-to-year increase of $51.0 million in distributions to partners. The net decrease in cash provided by financing activities was offset by an increase of $232.1 million from overall debt financing activities.

     Distributions to all partners increased to $91.4 million in the six month period ended June 30, 1999, compared to $40.4 million in the comparable 1998 period. The increase in distributions was due to an increase in the per unit distribution paid, the number of units outstanding and the general partner incentive distributions which resulted from increased distributions to unitholders. Kinder

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Morgan Energy Partners paid distributions of $1.35 per unit in the first six months of 1999 as compared to $1.125 per unit in the first six months of 1998.

     The 20% increase in paid distributions per unit resulted from favorable operating results in 1999. On July 15, 1999, Kinder Morgan Energy Partners declared a distribution of $0.70 per unit for the second quarter of 1999. Kinder Morgan Energy Partners believes that future operating results will continue to support similar levels of quarterly cash distributions, however, no assurance can be given that future distributions will continue at such levels.

     The partnership agreement requires Kinder Morgan Energy Partners to distribute 100% of available cash, as defined in the partnership agreement, to its partners within 45 days following the end of each calendar quarter in accordance with their respective percentage interests. Available cash consists generally of all cash receipts of Kinder Morgan Energy Partners and its operating partnerships, less cash disbursements and net additions to reserves and amounts payable to the former Santa Fe general partner in respect of its 0.5% special limited partnership interest in SFPP, L.P.

     Kinder Morgan Energy Partners' debt instruments generally require Kinder Morgan Energy Partners to maintain a reserve for future debt service obligations. The purpose of the reserve is to lessen differences in the amount of available cash from quarter to quarter due to the timing of required principal and interest payments, which may only be required on a semi-annual or annual basis, and to provide a source of funds to make those payments. Kinder Morgan Energy Partners' debt instruments generally require Kinder Morgan Energy Partners to set aside each quarter a portion of the principal and interest payments due in the next 6 to 12 months.

     Available cash of Kinder Morgan Energy Partners generally is distributed 98% to the limited partners, including the approximate 2% limited partner interest of Kinder Morgan G.P., and 2% to Kinder Morgan G.P. This general requirement is modified to provide for incentive distributions to be paid to Kinder Morgan G.P. if quarterly distributions to unitholders exceed specified targets.

     In general, distributions by Kinder Morgan Energy Partners of available cash constituting cash from operations for any quarter will be made in the following manner:

     - first, 98% to the holders of units pro rata and 2% to Kinder Morgan G.P. until the holders of units have received a total of $0.3025 per unit for that quarter for each unit;

     - second, 85% of any available cash then remaining to the holders of units pro rata and 15% to Kinder Morgan G.P. until the holders of units have received a total of $0.3575 per unit for that quarter for each unit;

     - third, 75% of any available cash then remaining to all holders of units pro rata and 25% to Kinder Morgan G.P. until the holders of units have received a total of $0.4675 per unit for that quarter for each unit; and

     - fourth, 50% of any available cash then remaining to all holders of units pro rata and 50% to Kinder Morgan G.P.

     Cash incentive distributions are generally defined as all cash distributions to Kinder Morgan G.P. that are in excess of 2% of the aggregate amount of cash being distributed. Kinder Morgan G.P.'s cash incentive distribution declared by Kinder Morgan Energy Partners for the second quarter of 1999 was $13.1 million, while the cash incentive distributions paid during the second quarters of 1999 and 1998 were $13.1 million and $2.9 million, respectively.

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Credit Facilities

     Kinder Morgan Energy Partners has a $325 million revolving credit facility with a syndicate of financial institutions. First Union National Bank is the administrative agent under the agreement. Kinder Morgan Energy Partners and its subsidiary Kinder Morgan Operating Limited Partnership "B" are co-borrowers under its credit facility. Beginning in May 2000, the amount available under its credit facility reduces on a quarterly basis, until terminating in February 2005. All amounts are due upon a change of control.

     Kinder Morgan Energy Partners' operating partnerships and its other restricted subsidiaries, as defined in the credit facility, other than SFPP, L.P., have guaranteed Kinder Morgan Energy Partners' obligations under its credit facility. Kinder Morgan Energy Partners has guaranteed the obligations of Kinder Morgan Operating Limited Partnership "B" under its credit facility. The credit facility is unsecured but requires Kinder Morgan Energy Partners, in some circumstances, to provide cash collateral to the lenders to secure letters of credit. A default by Kinder Morgan Energy Partners on any of its indebtedness causes a default under this credit facility.

     Interest on advances under the credit facility is generally payable quarterly. Interest on loans accrues at Kinder Morgan Energy Partners' option at a floating rate equal to either:

     - First Union National Bank's base rate, but not less than the federal funds rate plus 0.5% per year, or

     - LIBOR, plus a margin that will vary from 0.75% to 1.25% per annum depending upon the ratio of Kinder Morgan Energy Partners' debt to cash flow.

     The credit facility includes restrictions that are customary for this type of facility, including:

     - requirements to maintain various financial ratios;

     - restrictions on the incurrence of additional indebtedness;

     - restrictions on entering into mergers, consolidations and sales of assets;

     - restrictions on making investments;

     - restrictions on additional liens;

     - prohibitions on making cash distributions to holders of units more frequently than quarterly;

     - prohibitions on making cash distributions in excess of 100% of available cash for the immediately preceding calendar quarter; and

     - prohibitions on making any distribution to holders of units if an event of default exists or would exist upon making that distribution.

     As of June 30, 1999, Kinder Morgan Energy Partners was in compliance with all of the restrictions relating to its credit facility and had no outstanding borrowings under its credit facility. Kinder Morgan Energy Partners has used previous borrowings of:

     - approximately $142 million borrowed to refinance its first mortgage notes, including a make whole prepayment premium, and the bank credit facilities of two of its operating partnerships;

     - approximately $25 million borrowed to fund its cash investment in Shell CO(2) Company;

     - approximately $100 million borrowed to fund part of the acquisition of the Pacific operations, including post-closing adjustments;

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

     - $100 million borrowed to fund part of the purchase price of its original 24% interest in Plantation Pipe Line Company;

     - $35 million borrowed to refinance debt of Kinder Morgan Bulk Terminals, Inc. that was outstanding at the time of the acquisition and to fund general corporate purposes; and

     - $35 million borrowed to finance the acquisition of the Pier IX terminal and the Shipyard River terminal.

     In addition, on June 16, 1999, Kinder Morgan Energy Partners borrowed approximately $124.2 million under its credit facility to fund the purchase price of an additional 27% of Plantation Pipe Line Company.

     Kinder Morgan Energy Partners used approximately $230 million of proceeds from the sale of senior notes in January 1999 to pay down outstanding balances under its credit facility.

     Kinder Morgan Energy Partners used approximately $210 million of proceeds from a public offering of units in June 1998 to pay down outstanding balances under its credit facility.

     Kinder Morgan Energy Partners' first mortgage notes were incurred for the original formation of Kinder Morgan Energy Partners. Kinder Morgan Energy Partners under its credit facility borrowed the remainder of the indebtedness incurred to refinance the first mortgage notes, for working capital and for general partnership purposes. Kinder Morgan Energy Partners' first mortgage notes bore interest at a fixed rate of 8.79% per year. The remaining indebtedness under its credit facility incurred to refinance the first mortgage notes bore interest at varying rates with a weighted average rate of approximately 7.65% per year as of December 31, 1997. Kinder Morgan Energy Partners' first mortgage notes were payable in 10 equal annual installments of $11 million commencing in June 1998. The remaining indebtedness under its credit facility incurred to refinance the first mortgage notes will mature in 1999.

     As of June 30, 1999, SFPP, L.P. had long-term debt of $355 million that consists of $244.0 million of first mortgage notes and $111.0 million borrowed under SFPP, L.P.'s $175 million bank credit facility. The SFPP, L.P. first mortgage notes are payable in annual installments through December 15, 2004. The credit facility matures in August 2000. Kinder Morgan Energy Partners intends to refinance some or all of the remaining SFPP, L.P. first mortgage notes as they become payable. The credit facility permits SFPP, L.P. to refinance the $64 million of SFPP, L.P. first mortgage notes due on or before December 15, 1999, plus a $31.5 million prepayment allowed on that date. The SFPP, L.P. credit facility also provides for a working capital facility of up to $25 million.

Senior Notes

     On January 29, 1999, Kinder Morgan Energy Partners issued $250 million of 6.30% senior notes due 2009. Interest on the senior notes is payable semi-annually on February 1 and August 1 of each year beginning on August 1, 1999. The indenture governing the senior notes contains restrictions on the ability of Kinder Morgan Energy Partners to enter into sale and leaseback transactions, grant liens on its assets and merge or consolidate with other entities. Each subsidiary that guarantees any senior debt of Kinder Morgan Energy Partners must also guarantee the senior notes. Currently, the senior notes are guaranteed by:

     - all of Kinder Morgan Energy Partners' operating partnerships other than SFPP, L.P.;

     - Kinder Morgan Bulk Terminals, Inc.;

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

     - Kinder Morgan Natural Gas Liquids Corporation; and

     - Kinder Morgan CO(2), LLC.

     Kinder Morgan Energy Partners may redeem the senior notes at any time, upon not less than 30 and not more than 60 days notice, at a price equal to 100% of the principal amount of the senior notes plus accrued interest to the redemption date plus a penalty, if any. The redemption right is subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date. The redemption price will never be less than 100% of the principal amount of the senior notes plus accrued interest to the redemption date.

     The amount of the penalty will be equal to the excess, if any, of:

     - the sum of the present values, calculated as of the redemption date, of:

      - each interest payment that, but for that redemption, would have been payable on the senior notes being redeemed on each interest payment date occurring after the redemption date excluding any accrued interest for the period before the redemption date; and

      - the principal amount that would have been payable at the final maturity of the senior notes if they had not been redeemed

     - over the principal amount of the senior notes being redeemed.

     The present value of those interest and principal payments will be calculated by discounting the amount of each payment of interest or principal from the date that the payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the treasury yield, as defined below, plus 25 basis points.

     For purposes of determining the penalty, treasury yield means a rate of interest per year equal to the weekly average yield to maturity of U.S. Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the senior notes, calculated to the nearest one-twelfth of a year.

Capital Requirements for Recent Transactions

     Shell CO(2) Company. On March 5, 1998, Kinder Morgan Energy Partners transferred the Central Basin pipeline and $25 million in cash to Shell CO(2) Company in exchange for a 20% limited partner interest in Shell CO(2) Company. Kinder Morgan Energy Partners financed its cash investment in Shell CO(2) Company through its credit facility.

     Santa Fe Pacific Pipeline Partners. On March 6, 1998, Kinder Morgan Energy Partners acquired substantially all of the assets of Santa Fe Pacific Pipeline Partners, L.P. for an aggregate of approximately $1.4 billion, that consisted of approximately 26.6 million units, $84.4 million in cash and the assumption of various liabilities. Kinder Morgan Energy Partners financed the $84.4 million cash portion of the purchase price and a portion of the transaction expenses through its credit facility.

     Kinder Morgan Bulk Terminals, Inc. Kinder Morgan Energy Partners, effective July 1, 1998, acquired Kinder Morgan Bulk Terminals, Inc. for approximately $100 million, consisting of approximately 2.1 million units and the assumption of approximately $23 million of indebtedness. Kinder Morgan Energy Partners later repaid the indebtedness with funds borrowed under its credit facility.

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

     Plantation Pipe Line Company. On September 15, 1998, Kinder Morgan Energy Partners acquired 24% of Plantation Pipe Line Company for $110 million. Kinder Morgan Energy Partners borrowed $100 million under its credit facility, and paid $10 million from its cash accounts. On June 16, 1999, Kinder Morgan Energy Partners acquired an additional 27% of Plantation Pipe Line Company by borrowing the approximately $124.2 million purchase price under its credit facility.

     Pier IX Terminal and Shipyard River Terminal. On December 18, 1998, Kinder Morgan Energy Partners acquired the Pier IX terminal, located in Newport News, Virginia, and the Shipyard River terminal, located in Charleston, South Carolina, for $35 million, which Kinder Morgan Energy Partners borrowed under the credit facility.

YEAR 2000

     Kinder Morgan Energy Partners has implemented a five phase program to achieve Year 2000 compliance. Kinder Morgan Energy Partners is in the process of the evaluation of both information technology systems and non-related systems including those that contain embedded technology.

     Kinder Morgan Energy Partners has completed the system inventory phase. In the system inventory phase, all hardware and critical software was inventoried and a database of systems that needed further assessment was created.

     Kinder Morgan Energy Partners completed the assessment phase in May 1999. In the assessment phase, specific Year 2000 issues and solutions were identified. Kinder Morgan Energy Partners accounting and managerial software, to be shared with Kinder Morgan, are products purchased at retail. For Year 2000 problems, Kinder Morgan Energy Partners intends to rely on vendors' updates made available to the general public, if any, or will replace that software as necessary.

     Kinder Morgan Energy Partners has begun the system testing phase. In the system testing phase, test of actual data on critical systems are run to ensure that they will operate properly after the Year 2000. Kinder Morgan Energy Partners anticipates completing the system testing phase by the end of August 1999.

     Kinder Morgan Energy Partners has begun the remediation phase. In the remediation phase, problems that arise in Kinder Morgan Energy Partners' assessment and system testing phases are fixed. Kinder Morgan Energy Partners anticipates completing the remediation of critical systems by the end of August 1999, and all other remediation by the end of October 1999.

     Kinder Morgan Energy Partners has begun the contingency planning phase. Kinder Morgan Energy Partners currently has plans in place for non-Year 2000 related contingencies and will modify these plans to address any specific contingencies related to the Year 2000 problem. Initial drills of contingency operations were held in the first quarter of 1999. Refinement of contingency plans and employee training will continue throughout the year and be completed in the fourth quarter of 1999.

     Kinder Morgan Energy Partners does not believe it has material exposure to third parties' failures to remediate the Year 2000 problem. Kinder Morgan Energy Partners has not sought and does not intend to seek information from material suppliers, customers, or service providers to determine the exact extent to which Kinder Morgan Energy Partners would be affected by third parties' failures to remediate the Year 2000 problem.

     Kinder Morgan Energy Partners has identified as a worst case scenario that Year 2000 failures of electricity and telecommunications providers will hinder its ability to operate its pipelines by

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

automation. In this event, Kinder Morgan Energy Partners will operate the pipelines manually until its service providers are able to resume services.

     Kinder Morgan Energy Partners has budgeted $1.5 million, and to date has spent approximately $600,000, to address the Year 2000 problem. Kinder Morgan Energy Partners does not believe that any material expenditures will be required to address the Year 2000 problem as it relates to existing systems. However, uncertainty exists concerning the potential costs and effects associated with any Year 2000 compliance. Therefore, Kinder Morgan Energy Partners cannot assure you that unexpected Year 2000 compliance problems of either Kinder Morgan Energy Partners or its vendors, customers, and service providers would not materially and adversely affect Kinder Morgan Energy Partners' business, financial condition or operating results.

RECENT DEVELOPMENTS

     On June 16, 1999, Kinder Morgan Energy Partners acquired from Chevron Pipe Line Company an additional 27% of Plantation Pipe Line Company for approximately $124.2 million. The acquisition increased its indirect stake in Plantation Pipe Line Company to approximately 51%.

     On July 20, 1999, Kinder Morgan Energy Partners signed a definitive agreement with Primary Corporation to purchase Primary's Transmix processing plants in Richmond, Virginia and Dorsey Junction, Maryland for aggregate consideration of approximately $37 million divided equally between cash and common units.

     On July 28, 1999, Kinder Morgan Energy Partners announced that it has agreed to sell its 25% interest in the Mount Belvieu, Texas fractionator to Enterprise Products Texas Operating, L.P. for $45 million.

                        BUSINESS OF KINDER MORGAN, INC.

     Kinder Morgan is the sole stockholder of Kinder Morgan G.P., the general partner of Kinder Morgan Energy Partners, L.P., a publicly-traded limited partnership that manages a diverse group of assets used in the transportation, storage and processing of energy products. Kinder Morgan acquired Enron Liquids Pipeline Company, the predecessor company to Kinder Morgan G.P. in February 1997.

     Kinder Morgan's current earnings and cash flow are generated solely from cash distributions received from Kinder Morgan G.P., which are in turn generated by the operations of Kinder Morgan Energy Partners, its operating limited partnerships and subsidiaries. Kinder Morgan G.P. owns and receives quarterly distributions for:

     - a 1% general partner interest in Kinder Morgan Energy Partners;

     - 862,000 publicly-traded common units representing limited partner interests in Kinder Morgan Energy Partners;

     - a 1.0101% general partner interest in each of four subsidiary operating partnerships of Kinder Morgan Energy Partners; and

     - a cash incentive distribution based on the amount of available cash of Kinder Morgan Energy Partners distributed to the holders of its common units.

     Kinder Morgan believes that the stable cash flows of Kinder Morgan Energy Partners will continue to provide Kinder Morgan a secure source of revenues.

     Kinder Morgan also expects those revenues to grow due to Kinder Morgan Energy Partners' growth-oriented strategy and Kinder Morgan G.P.'s right to an incentive cash distribution under Kinder Morgan Energy Partners' partnership agreement. Because of that right, Kinder Morgan G.P. has a strong incentive to increase Kinder Morgan Energy Partners' unitholder distributions. That incentive is a percentage of cash distributions made by Kinder Morgan Energy Partners, which percentage increases up to 50%, as distributions to the common unitholders of Kinder Morgan Energy Partners increase. Kinder Morgan Energy Partners has announced raises in its quarterly distribution six times in ten quarters since Kinder Morgan acquired Kinder Morgan G.P. During that time, Kinder Morgan has increased the per unit quarterly cash distribution to the common unitholders of Kinder Morgan Energy Partners by over 120%, from $0.315 to $0.70. At Kinder Morgan Energy Partners' current per unit distribution, Kinder Morgan G.P.:

     - receives approximately 29% of the cash distributed by Kinder Morgan Energy Partners, which percentage consists of 27% from the incentive cash distribution and 2% from the 2% general partner interest in Kinder Morgan Energy Partners and its operating limited partnerships; and

     - pursuant to the incentive cash distribution, shares equally, at the maximum 50% level, with the common units in any increase in Kinder Morgan Energy Partners' per unit cash distribution; each $0.01 increase in the per common unit quarterly distribution of Kinder Morgan Energy Partners results in Kinder Morgan G.P.'s receipt of an additional $488,157 based on the 48,815,690 common units currently outstanding.

     Kinder Morgan G.P. received approximately $32.7 million for 1998 and approximately $26.2 million for the first six months of 1999 from Kinder Morgan Energy Partners due to the cash incentive distribution. For a detailed description of the incentive cash distribution, see "Material Provisions of Kinder Morgan Energy Partners' Partnership Agreement -- Cash Distribution Policy," on page 130.

                   BUSINESS OF KINDER MORGAN ENERGY PARTNERS

     Kinder Morgan Energy Partners manages a diverse group of assets used in the transportation, storage and processing of energy products, including six refined product/liquids pipeline systems containing over 5,000 miles of pipeline and over 20 truck loading terminals. Kinder Morgan Energy Partners also operates 24 bulk terminal facilities that transfer over 40 million tons of coal, petroleum coke and other products annually. In addition, Kinder Morgan Energy Partners owns 51% of Plantation Pipe Line Company and 20% of Shell CO(2) Company.

     Kinder Morgan Energy Partners' operations are grouped into three reportable business segments:

     - Pacific operations;

     - Mid-continent operations; and

     - Bulk terminals.

     The following table reflects revenues and earnings in millions of dollars for Kinder Morgan Energy Partners' segments for the periods indicated. Earnings exclude interest and debt expense, general and administrative expense, minority interest and other insignificant items. Kinder Morgan Energy Partners acquired the Pacific operations on March 6, 1998. The amounts for the Pacific operations reflect the historical performance of the Pacific operations and may not be indicative of the results that would have occurred if the acquisition of the Pacific operations had been completed on January 1, 1998, or that will be obtained in the future. 1998 results of the bulk terminals segment include results of Kinder Morgan Bulk Terminals, Inc. from July 1, 1998, and the Pier IX terminal and the Shipyard River terminal from December 18, 1998.

                                                 REVENUES                                EARNINGS
                                    ----------------------------------       --------------------------------
                                                          SIX MONTHS                              SIX MONTHS
                                     YEAR ENDED             ENDED             YEAR ENDED            ENDED
                                    DECEMBER 31,           JUNE 30,          DECEMBER 31,          JUNE 30,
                                        1998                 1999                1998                1999
                                    -------------       --------------       -------------       ------------
Pacific operations................  $221.4   68.6%      $125.9    62.0%      $140.1   71.3%      $88.0   69.7%
Mid-continent operations..........    38.3   11.9%        18.8     9.3%        37.2   18.9%       19.1   15.1%
Bulk terminals....................    62.9   19.5%        58.3    28.7%        19.2    9.8%       19.2   15.2%
                                    ------  -----       ------   -----       ------  -----       -----  -----
         Total....................  $322.6  100.0%      $203.0   100.0%      $196.5  100.0%      $126.3 100.0%

     Kinder Morgan Energy Partners' objective is to increase unitholder distributions through:

     - the reduction of operating expenses;

     - better use and expansion of its asset base; and

     - selective, strategic acquisitions that help increase distributions to its partners.

     Kinder Morgan G.P.'s cash incentive distributions provide it with a strong incentive to increase unitholder distributions through the successful management and business growth of Kinder Morgan Energy Partners. With the addition of the Pacific operations, Kinder Morgan Energy Partners became the largest publicly-traded limited partnership in the pipeline industry and the second largest products pipeline system in the United States in terms of volumes delivered.

     Generally, Kinder Morgan Energy Partners transports and/or handles products for a fee and is not engaged in the purchase and resale of commodity products. As a result, Kinder Morgan Energy Partners does not face risks relating to shifts in commodity prices.

PRODUCTS TRANSPORTED ON KINDER MORGAN ENERGY PARTNERS' PIPELINES

     Products transported on Kinder Morgan Energy Partners' pipelines include refined petroleum products, natural gas liquids and carbon dioxide.

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

     Refined petroleum products and their related uses are:

         PRODUCT                                    USE
         -------                                    ---
Gasoline..................  Transportation
Jet/Kerosene..............  Commercial and military air transportation
Distillate................  Transportation, farm, industrial and commercial
Residual Fuels............  Marine transportation and power generation

     Natural gas liquids are typically extracted from natural gas in liquid form under low temperatures and high pressure conditions. Natural gas liquids products and their related uses are:

         PRODUCT                                    USE
         -------                                    ---
Propane...................  Residential heating, agricultural uses and petrochemical
                            component
Isobutanes................  Further processing
Natural Gasoline..........  Further processing or gasoline blending into gasoline motor fuel
Ethane....................  Petrochemical component
Normal Butane.............  Petrochemical component

     Carbon dioxide is used in enhanced oil recovery projects as a flooding medium for recovering crude oil from mature oil fields.

PACIFIC OPERATIONS

     Kinder Morgan Energy Partners' Pacific operations include interstate pipelines regulated by the Federal Energy Regulatory Commission, intrastate pipeline systems in California regulated by the California Public Utilities Commission and non-regulated terminal operations.

     Kinder Morgan Energy Partners plans to expand its presence in the rapidly growing refined products market in the Western United States through acquisitions that increase unitholder distributions and incremental expansions of the Pacific operations. Since the acquisition of the Pacific operations, Kinder Morgan Energy Partners has reduced costs by over $20 million per year through the elimination of redundant general, administrative and other expenses.

     The Pacific operations are split into a South region and a North region. Combined, the two regions consist of five segments that serve six western states with approximately 3,300 miles of refined petroleum products pipeline and related terminal facilities.

     The Pacific operations pipelines transport over one million barrels per day of refined petroleum products. The three main product types transported are gasoline, 63%, diesel fuel, 20% and jet fuel, 17%. The Pacific operations also include 13 truck-loading terminals and provide pipeline service to approximately 44 customer-owned terminals, three commercial airports and 12 military bases.

     These pipeline assets provide refined petroleum products to some of the fastest growing populations in the United States. Significant population gains have occurred in the southern California and San Francisco Bay areas, as well as Las Vegas, Nevada and the Tucson-Phoenix, Arizona region. Pipeline transportation of gasoline and jet fuel has a direct correlation with increases or decreases in population. Kinder Morgan Energy Partners and Kinder Morgan believe that the increase in populations associated with the markets served by the Pacific operations will continue in the future. Kinder Morgan Energy Partners intends to expand the Pacific operations to meet increased demand resulting from these positive demographic trends.

     South Region. The South region consists of three pipeline segments: the West line, the East line and the San Diego line.

     The West line consists of approximately 555 miles of primary pipeline and currently transports products for approximately 50 shippers from seven refineries and three pipeline terminals in the Los Angeles basin to Phoenix and Tucson, Arizona and various intermediate commercial and military delivery points. Also, a significant portion of West line volumes are transported to Colton, California for local distribution and for delivery to Calnev Pipeline, an unaffiliated transporter of refined petroleum products to Las Vegas, Nevada and intermediate points. The West line serves Kinder Morgan Energy Partners' terminals located in Colton and Imperial, California as well as in Phoenix and Tucson.

     The East line is comprised of two parallel lines originating in El Paso, Texas and continuing approximately 300 miles west to the Tucson terminal and one line continuing northwest approximately 130 miles from Tucson to Phoenix, Arizona. All products received by the East line at El Paso come from a refinery in El Paso or are delivered through connections with non-affiliated pipelines from refineries in Odessa and Dumas, Texas and Artesia, New Mexico. The East line serves Kinder Morgan Energy Partners' terminals located in Tucson and Phoenix, Arizona.

     In June 1999, Kinder Morgan Energy Partners completed an expansion of its Southern California products pipeline system. The expansion involved the construction of 13 miles of 16-inch diameter pipeline from Carson, California to Norwalk, California. The new pipeline connects to an existing 16-inch diameter pipeline from Norwalk to Colton and provides additional capacity between Carson and Colton. Prior to the expansion, the pipeline between Carson and Colton operated at maximum capacity. The additional pipe increased the capacity of the system from 340,000 barrels per day to 520,000 barrels per day, an increase of over 50%. The project cost approximately $30 million.

     The San Diego line is a 135-mile pipeline serving major population areas in Orange County, immediately south of Los Angeles, and San Diego. The same refineries and terminals that supply the West line also supply the San Diego Line. This line extends south to serve Kinder Morgan Energy Partners' terminals in the cities of Orange and San Diego. On February 25, 1999, Kinder Morgan Energy Partners announced an expansion of the San Diego line. The expansion project will cost approximately $18 million and consists of the construction of 23 miles of 16 inch diameter pipe, and other related facilities. The new facilities will increase capacity on the San Diego line by approximately 25% and will increase the Pacific operation's capability to transport gasoline, diesel and jet fuel to customers in the rapidly growing Orange County and San Diego, California markets. Permitting for the project is underway with approval expected in the fall of 1999.

     North Region. The North region consists of two pipeline segments, the North line and the Oregon line.

     The North line consists of approximately 1,700 miles of pipeline in six segments originating in Richmond, Concord and Bakersfield, California. This line serves Kinder Morgan Energy Partners' terminals located in Brisbane, Bradshaw, Chico, Fresno and San Jose, California, and Sparks, Nevada. The products delivered through the North line come from refineries in the San Francisco Bay and Bakersfield areas. The North line receives a small percentage of product transported from various pipeline and marine terminals that deliver products from foreign and domestic ports. A refinery located in Bakersfield supplies substantially all of the products shipped through the Bakersfield-Fresno segment of the North line. In October 1998, Kinder Morgan Energy Partners announced an expansion of the Northern California products pipeline system serving the Sacramento

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

and Chico, California, and Reno, Nevada market areas. The expansion will include the installation of additional horsepower at various pumping facilities and reconfiguration of piping and related facilities. This segment of the pipeline currently operates at its maximum capacity and the incremental facilities will increase the capacity and throughput on the system by 20%. The project will cost approximately $5 million and is projected to be in service by September 1999.

     The Oregon line is a 114-mile pipeline serving approximately 10 shippers. The Oregon line receives products from marine terminals in Portland, Oregon and from Olympic pipeline. Olympic pipeline is a non-affiliated carrier that transports products from the Puget Sound, Washington area to Portland. From its origination point in Portland, the Oregon line extends south and serves Kinder Morgan Energy Partners' terminal located in Eugene, Oregon.

     Truck Loading Terminals. The Pacific operations include 13 truck-loading terminals with an aggregate usable tank capacity of approximately 8.2 million barrels. Terminals are located at destination points on each of the lines as well as at various intermediate points along each line. The simultaneous truck-loading capacity of each terminal ranges from 2 to 12 trucks. Kinder Morgan Energy Partners provides the following services at these terminals:

     - short-term product storage;

     - truck loading;

     - vapor recovery;

     - deposit control additive injection;

     - dye injection;

     - oxygenate blending; and

     - quality control.

     The capacity of terminal facilities varies throughout Kinder Morgan Energy Partners' pipeline systems. Kinder Morgan Energy Partners does not own terminal facilities at all pipeline delivery locations. At some locations, Kinder Morgan Energy Partners makes product deliveries to facilities owned by shippers or independent terminal operators. Kinder Morgan Energy Partners provides truck loading and other terminal services as an additional service, and charges a separate fee in addition to pipeline tariffs.

     Markets. Currently the Pacific operations serve in excess of 100 shippers in the refined products market, with the largest customers consisting of:

     - major petroleum companies;

     - independent refineries;

     - the United States military; and

     - independent marketers and distributors of products.

     A substantial portion of product volume transported is gasoline. Demand for gasoline depends on factors including prevailing economic conditions and demographic changes in the markets served. Kinder Morgan Energy Partners and Kinder Morgan expect the majority of the Pacific operations' markets to maintain population growth rates that exceed the national average for the foreseeable future.

     Currently, the California gasoline market is approximately 900,000 barrels per day. The Arizona gasoline market is served primarily by Kinder Morgan Energy Partners at a market demand of 135,000 barrels per day. Nevada's gasoline market is currently in excess of 50,000 barrels per day and Oregon's is approximately 98,000 barrels per day. The diesel and jet fuel market is approximately:

     - 377,000 barrels per day in California;

     - 78,000 barrels per day in Arizona;

     - 72,000 barrels per day in Nevada; and

     - 62,000 barrels per day in Oregon.

     In the aggregate, Kinder Morgan Energy Partners transports over one million barrels of petroleum products per day.

     The volume of products transported is directly affected by the level of end-user demand for those products in the geographic regions served. Some product volumes can experience seasonal variations and overall volumes may be slightly lower during the first and fourth quarters of each year.

     Supply. The majority of refined products supplied to the Pacific operations come from the major refining centers around Los Angeles, San Francisco and Puget Sound, as well as waterborne terminals. The waterborne terminals have three central locations on the Pacific Coast:

     - terminals operated by GATX, Mobil and others on the Washington and Oregon coast;

     - the Shore terminal on the Northern California coast; and

     - terminals operated by GATX, Equilon and ATSC on the Southern California coast.

     Competition. The most significant competitors to the Pacific operations pipeline system are:

     - proprietary pipelines owned and operated by major oil companies in the area where the pipeline system delivers products; and

     - refineries within Kinder Morgan Energy Partners' market areas with related trucking arrangements.

     Kinder Morgan Energy Partners and Kinder Morgan believe that high capital costs, tariff regulation and environmental permitting considerations make it unlikely that a competing pipeline system comparable in size and scope will be built in the foreseeable future. However, the possibility of the construction of pipelines to serve specific markets is a continuing competitive factor.

     Trucks may competitively deliver products in some short-distance markets. Increased use of trucking by major oil companies has caused minor but notable reductions in product volumes delivered to destinations close to refineries, primarily to Orange and Colton, California. Kinder Morgan cannot predict whether this trend towards increased short-distance trucking will continue in the future.

     Longhorn Partners Pipeline is a proposed joint venture project that would begin transporting refined products from refineries on the Gulf Coast to El Paso and other destinations in Texas. Increased product supply in the El Paso area could result in some shift of volumes transported into Arizona from the West line to the East line. While increased movements into the Arizona market from El Paso would displace higher tariff volumes supplied from Los Angeles on the West line, this shift of supply has not had, and Kinder Morgan does not expect it to have, a material adverse effect on operating results.

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

MID-CONTINENT OPERATIONS

     The Mid-continent operations include:

     - ownership of 51% of Plantation Pipe Line Company;

     - the North system;

     - ownership of 20% of Shell CO(2) Company;

     - the Cypress pipeline;

     - ownership of 50% of Heartland Pipeline Company; and

     - a gas processing plant.

Plantation Pipe Line Company

     Kinder Morgan Energy Partners owns 51% of Plantation Pipe Line Company, which owns and operates a 3,100 mile pipeline system throughout the southeastern United States. Plantation Pipe Line Company serves the southeastern United States. Kinder Morgan Energy Partners and Kinder Morgan believe population increases in the southeastern United States will lead to increased use and expansion of Plantation Pipe Line Company's pipeline system.

     Markets. Plantation Pipe Line Company ships products for approximately 50 shipper companies to terminals throughout the southeastern United States. Plantation Pipe Line Company's principal customers are Gulf Coast refining and marketing companies, fuel wholesalers and the United States Department of Defense. In addition, Plantation Pipe Line Company services the Atlanta, Georgia; Charlotte, North Carolina; and Washington, D.C. airports, where it delivers jet fuel to major airlines.

     Supply. Products shipped on Plantation Pipe Line Company's pipelines originate at various Gulf Coast refineries from which major integrated oil companies and independent refineries and wholesalers ship refined petroleum products. Plantation Pipe Line Company's pipelines can transport over 600,000 barrels of refined petroleum products per day.

     Competition. Plantation Pipeline Company competes primarily with the Colonial Pipeline, which also runs from Gulf Coast refineries throughout the southeastern United States and extends into the northeastern states.

North System

     The North system is an approximate 1,600-mile interstate common carrier pipeline of natural gas liquids and refined petroleum products. Because the North system serves a relatively mature market, Kinder Morgan Energy Partners intends to focus on increased volumes by remaining a reliable, cost-effective provider of transportation services and by continuing to increase the range of products transported and services offered.

     The North system extends from south central Kansas to the Chicago area. South central Kansas is a major hub for producing, gathering, storing, separating and transporting natural gas liquids.

     This table shows volumes in thousands of barrels of natural gas liquids transported on the North system for delivery to the various markets for the periods indicated. The category "other" includes natural gas liquid gathering systems and Chicago originations other than volumes of refinery butanes to be transported long distances. Decreases in volumes shipped on the North system in 1997 and

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1998 are attributable to warmer than average winter months which resulted in lower demand. Kinder Morgan cannot assure you that this trend will not continue.

                                                            YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------
                                                    1994     1995     1996     1997     1998
                                                   ------   ------   ------   ------   ------
Petrochemicals...................................   2,861    1,125      684    1,200    1,040
Refineries and line reversal.....................  10,478    9,765    9,536   10,600   10,489
Fuels............................................  10,039    7,763   10,500    7,976    6,150
Other............................................   6,551    7,114    8,126    7,399    5,532
                                                   ------   ------   ------   ------   ------
          Total..................................  29,929   25,767   28,846   27,175   23,211

     The North system has approximately 7.3 million barrels of storage capacity, which includes caverns, steel tanks, pipeline volume and leased storage capacity. This storage capacity provides operating efficiencies and flexibility in meeting seasonal demand of shippers as well as propane storage for the truck-loading terminals.

     Truck-loading Terminals. The North system has seven propane truck-loading terminals and one multi-product complex at Morris, Illinois, in the Chicago area. The Morris terminal complex can load propane, normal butane, isobutane and natural gasoline.

     Markets. The North system currently serves approximately 50 shippers in the upper Midwest market, including both users and wholesale marketers of natural gas liquids. These shippers include all four major refineries in the Chicago area. Wholesale marketers of natural gas liquids primarily make direct large volume sales to major end-users, including propane marketers, refineries, petrochemical plants, and industrial concerns. Market demand for natural gas liquids varies according to the different end uses to which natural gas liquid products may be applied. Demand for transportation services is influenced not only by demand for natural gas liquids but also by the available supply of natural gas liquids.

     Supply. Natural gas liquids extracted or separated at the Bushton gas processing plant operated by KN Processing, Inc., a wholly-owned subsidiary of K N Energy, have historically accounted for a significant portion, approximately 40-50%, of the natural gas liquids transported through the North system. Other sources of natural gas liquids transported in the North system include major independent oil companies, marketers, end-users and natural gas processors that use interconnecting pipelines to transport natural gas liquids.

     Competition. The North system competes with other liquids pipelines and to a lesser extent rail carriers. In most cases, established pipelines are generally the lowest cost alternative for the transportation of natural gas liquids and refined petroleum products. Therefore, pipelines owned and operated by others represent Kinder Morgan Energy Partners' primary competition. In the Chicago area, the North system competes with other natural gas liquid pipelines that deliver into the area and with rail car deliveries primarily from Canada. Other Midwest pipelines and area refineries compete with the North system for propane terminal deliveries. The North system also competes indirectly with pipelines that deliver product to markets that the North system does not serve, including the Gulf Coast market area.

Shell CO(2) Company

     On March 5, 1998, Kinder Morgan Energy Partners and affiliates of Shell Oil Company agreed to combine their carbon dioxide activities and assets into a partnership, Shell CO(2) Company, operated by Shell Oil. Kinder Morgan Energy Partners acquired, through a newly created limited liability

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company, a 20% interest in Shell CO(2) Company in exchange for contributing its
Central Basin pipeline and approximately $25 million in cash. Shell Oil contributed the following assets in exchange for an 80% interest in Shell CO(2)
Company:

     - an approximate 45% interest in the McElmo Dome carbon dioxide reserves;

     - an 11% interest in the Bravo Dome carbon dioxide reserves;

     - an indirect 50% interest in the Cortez pipeline;

     - a 13% interest in the Bravo pipeline; and

     - various other related assets.

     This combination of Kinder Morgan Energy Partners' and Shell Oil's assets facilitates the marketing of carbon dioxide by the delivery of a complete package of carbon dioxide supply, transportation and technical expertise to the customer. Carbon dioxide is used in enhanced oil recovery projects as a flooding medium for recovering crude oil from mature oil fields. By creating an area of mutual interest in the continental United States, Kinder Morgan Energy Partners will have the opportunity to participate with Shell Oil in various new carbon dioxide projects in the region. Altura, Shell Oil's joint venture with Amoco, is a major user of carbon dioxide in its West Texas fields.

     Within the Permian Basin, the strategy of Shell CO(2) Company is to offer customers "one-stop shopping" for carbon dioxide supply, transportation and technical support service. Outside the Permian Basin, Shell CO(2) Company intends to compete aggressively for new supply and transportation projects. Kinder Morgan Energy Partners believes these projects will arise as other United States oil producing basins mature and make the transition from primary production to enhanced recovery methods.

     Under the terms of the Shell CO(2) Company partnership agreement, Kinder Morgan Energy Partners will receive a priority distribution of $14.5 million per year from 1998 through 2001. To the extent the amount paid to Kinder Morgan Energy Partners over this period is in excess of Kinder Morgan Energy Partners' percentage share, currently 20%, of Shell CO(2) Company's distributable cash flow for that period, discounted at 10%, Shell Oil will receive a priority distribution during 2002 and 2003 equal to the amount of the overpayment. If the priority distribution through 2003 does not make up the overpayment, Kinder Morgan Energy Partners will be required to make a capital contribution to Shell CO(2) Company for that difference. After 2003, Kinder Morgan Energy Partners will participate in distributions according to its ownership percentage.

     Markets. The current size of market demand for carbon dioxide to be used in enhanced oil recovery is approximately 1.1 billion cubic feet per day. Carbon dioxide shippers can deliver approximately 1.3 billion cubic feet per day. Shell CO(2) Company controls 1 billion cubic feet per day of that capacity.

     Competition. Shell CO(2) Company's primary competitors for the sale of carbon dioxide include suppliers that have an ownership interest in McElmo Dome, Bravo Dome and Sheep Mountain Dome carbon dioxide reserves. Shell CO(2) Company's ownership interests in the Cortez and Bravo pipelines are in direct competition with Sheep Mountain pipeline. Shell CO(2) Company and Sheep Mountain pipeline compete with one another for transportation of carbon dioxide to the Denver City, Texas market area. Kinder Morgan cannot assure you that new carbon dioxide source fields will not be discovered which could compete with Shell CO(2) Company or that new methodologies for enhanced oil recovery may not replace carbon dioxide flooding.

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

Cypress Pipeline

     The Cypress pipeline is an interstate pipeline system originating at storage facilities in Mont Belvieu, Texas and extending 104 miles east to the Lake Charles, Louisiana area. Mont Belvieu, located approximately 20 miles east of Houston, is the largest hub for natural gas liquids gathering, transportation, processing and storage in the United States.

     Markets. The Cypress pipeline was built to service a major petrochemical producer in the Lake Charles, Louisiana area under a 20-year ship-or-pay agreement that expires in 2011. The contract requires a minimum volume of 30,000 barrels per day and in 1997, the producer agreed to ship a minimum of an additional 13,700 barrels per day for five years. Also in 1997, Kinder Morgan Energy Partners expanded the Cypress pipeline's capacity by 25,000 barrels per day to 57,000 barrels per day. Kinder Morgan Energy Partners continues to pursue projects that could increase volumes on the Cypress pipeline.

     Supply. The Cypress pipeline originates in Mont Belvieu, Texas where it is able to receive ethane and ethane/propane mix from local storage facilities. Mont Belvieu has facilities to separate natural gas liquids received from several pipelines into ethane and other components. Additionally, pipeline systems that transport natural gas liquids from major producing areas in Texas, New Mexico, Louisiana, Oklahoma, and the Mid-continent region supply ethane and ethane/propane mix to Mont Belvieu.

Heartland Pipeline Company

     The Heartland Pipeline Company pipeline was completed in the fall of 1990. Kinder Morgan Energy Partners and Conoco each own 50% of Heartland Pipeline Company. Kinder Morgan Energy Partners operates the pipeline and Conoco operates Heartland Pipeline Company's Des Moines terminal and serves as its managing partner. In April 1999, Heartland Pipeline Company commenced a $3.4 million expansion to Omaha, Nebraska and Council Bluffs, Iowa.

     Markets. Heartland Pipeline Company provides transportation of refined petroleum products from refineries in the Kansas and Oklahoma area to a Conoco terminal in Lincoln, Nebraska and Heartland Pipeline Company's Des Moines terminal. The demand for, and supply of, refined petroleum products in the geographic regions served by Heartland Pipeline Company directly affect the volume of refined petroleum products transported by Heartland Pipeline Company.

     Supply. Refined petroleum products transported by Heartland Pipeline Company on the North system are supplied primarily from the National Cooperative Refinery Association crude oil refinery in McPherson, Kansas and the Conoco crude oil refinery in Ponca City, Oklahoma.

     Competition. Heartland Pipeline Company competes with other refined product carriers in the geographic market it serves. Heartland Pipeline Company's principal competitor is Williams Pipeline Company.

Painter Gas Processing Plant

     The Painter plant, located near Evanston, Wyoming, is leased to Amoco Oil Company, which operates the Painter plant fractionator and the associated Millis terminal and storage facilities for its own account. Amoco also owns and operates the nearby Amoco Painter complex gas plant.

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

BULK TERMINALS

     Kinder Morgan Energy Partners' bulk terminals consist of 24 bulk terminals, which handle over 40 million tons of dry and liquid bulk products annually. The bulk terminals include:

     - five coal terminals;

     - eight petroleum coke terminals; and

     - eleven other bulk terminals.

     Kinder Morgan Energy Partners plans to grow its bulk terminals business by:

     - the expansion of the use of its existing facilities, particularly those facilities which handle low-sulfur western coal;

     - the design, construction and operation of new facilities for current and prospective customers; and

     - acquisitions that will allow Kinder Morgan Energy Partners to use its operational expertise and customer relationships to improve the performance of the acquired business.

     Kinder Morgan believes two additional trends will provide opportunity for growth in Kinder Morgan Energy Partners' bulk terminals:

     - increased demand for imported cement due to federally legislated highway construction and limited domestic cement production may lead to higher volumes at the import cement terminals; and

     - increased imports of various foreign crude oils, which generate more petroleum coke than domestic crude, may lead to opportunities for Kinder Morgan Energy Partners' bulk terminals to operate additional petroleum coke units at import facilities.

Coal Terminals

     The Cora terminal is a high-speed, rail-to-barge coal transfer and storage facility. Built in 1980, the terminal is located on approximately 480 acres of land along the upper Mississippi River near Cora, Illinois, about 80 miles south of St. Louis. The terminal has a capacity of about 15 million tons per year that can be expanded to 20 million tons with capital additions. The terminal currently is equipped to store up to 1.0 million tons of coal. This storage provides customers the flexibility to coordinate their supplies of coal with the demand at power plants. Storage capacity at the Cora terminal can be doubled with additional capital investment.

     On September 4, 1997, Kinder Morgan Energy Partners acquired at a cost of approximately $17 million the assets of BRT Transfer Terminal, Inc. and other assets which now comprise the Grand Rivers terminal. Grand Rivers is a coal transferring and storage facility located on the Tennessee River just above the Kentucky Dam. The Grand Rivers terminal is operated on land under easements with an initial expiration of July 2014. The terminal has current annual throughput capacity of approximately 12 million to 15 million tons with a storage capacity of approximately 2 million tons. With capital improvements, the terminal could handle 25 million tons annually.

     On December 18, 1998, Kinder Morgan Energy Partners acquired the Pier IX terminal, located in Newport News, Virginia. The terminal originally opened in 1983 and has the capacity to transfer approximately 12 million tons of coal annually. It can store 1.3 million tons of coal on its 30-acre storage site and can blend multiple coals to meet an individual customer's requirements. In addition,

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

the Pier IX terminal operates a cement facility, which has the capacity to transfer over 400,000 tons of cement annually.

     Kinder Morgan Energy Partners also operates the Los Angeles export coal terminal and a smaller coal terminal in Mt. Vernon, Indiana.

     Markets. Coal continues to dominate as the fuel for electric generation, accounting for more than 55% of that fuel in the United States. Forecasts of overall coal usage and power plant usage for the next 20 years show an increase of about 1.5% per year. Current domestic supplies are predicted to last for several hundred years. Most of Kinder Morgan Energy Partners' coal terminals' volume is destined for use in coal-fired electric generation.

     Kinder Morgan Energy Partners believes that obligations to comply with the Clean Air Act Amendments of 1990 will cause shippers to increase the use of low-sulfur coal from the western United States. Approximately 80% of the coal loaded through the Cora and Grand Rivers terminals is low sulfur coal originating from mines located in the western United States, including the Hanna and Powder River basins in Wyoming, western Colorado and Utah. In 1998, four major customers accounted for approximately 90% of all the coal loaded through the Cora and Grand Rivers terminals.

     Both the Pier IX terminal and the Los Angeles export coal terminal export coal to foreign markets. Substantial portions of the coal loaded at these facilities are covered by long term contracts. In addition, the Pier IX terminal serves power plants on the eastern seaboard of the United States and imports cement under a long term contract.

     Supply. Historically, the Cora and Grand Rivers terminals have moved coal that originated in the mines of southern Illinois and western Kentucky. Many shippers, however, particularly in the East, are now using western coal loaded at the terminals or a mixture of western coal and other coals as a means of satisfying environmental restrictions on the use of high-sulphur coal. Kinder Morgan Energy Partners believes that Illinois and Kentucky coal producers and shippers will continue to be important customers, but anticipates that growth in volume through the terminals will be primarily due to western low sulfur coal originating in Wyoming, Colorado and Utah.

     The Cora terminal sits on the mainline of the Union Pacific Railroad and is well positioned to receive coal shipments from the West. The Grand Rivers terminal provides easy access to the Ohio-Mississippi River network, the Tennessee-Tombigbee System and major trucking routes on the interstate highway system. The Paducah & Louisville Railroad, a short-distance railroad, also serves the Grand Rivers terminal with connections to seven rail lines including the Union Pacific, CSX, Illinois Central and Burlington Northern. The Pier IX terminal is served by the CSX Railroad, which transports coal from Appalachian and other coal basins. Cement imported at the Pier IX terminal primarily originates in Europe. The Union Pacific railroad serves the Los Angeles export coal terminal.

Petroleum Coke Terminals

     With the acquisition of Kinder Morgan Bulk Terminals, Inc. on July 1, 1998, Kinder Morgan Energy Partners owns or operates 8 petroleum coke terminals in the United States. Petroleum coke is a by-product of the refining process and has characteristics similar to coal. Petroleum coke supply in the United States has increased in the last several years due to the increased use of coking units by domestic refineries. Petroleum coke is used in domestic utility and industrial steam generation facilities and is exported to foreign markets. Most of Kinder Morgan Energy Partners' petroleum coke customers are large integrated oil companies who choose to outsource the storage and loading of petroleum coke for a fee.

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Other Bulk Terminals

     With the acquisition of Kinder Morgan Bulk Terminals, Inc. on July 1, 1998, and the Shipyard River terminal on December 18, 1998, Kinder Morgan Energy Partners owns or operates an additional 11 bulk terminals located primarily on the Mississippi River and the West Coast. The other bulk terminals serve customers in the alumina, cement, soda ash, ilminite, fertilizer, ore and other industries seeking specialists who can build, own and operate bulk terminals.

Competition

     Cora and Grand Rivers Terminals. The Cora terminal and Grand Rivers terminal compete with several coal terminals located in the general geographic area, however, no significant new coal terminals have been constructed near the Cora terminal or the Grand Rivers terminal in the last ten years. There are significant barriers to entry for the construction of new coal terminals, including the requirement for significant capital expenditures and restrictive environmental permitting requirements. Kinder Morgan Energy Partners believes the Cora terminal and the Grand Rivers terminal can compete successfully with other terminals because of their favorable location, independent ownership, available capacity, modern equipment and large storage area.

     Pier IX Terminal. The Pier IX terminal competes primarily with two modern coal terminals located in the same Virginia port complex as the Pier IX terminal.

     Other Terminals. Kinder Morgan Energy Partners' other bulk terminals compete with numerous independent terminal operators and with other terminals owned by oil companies and other industrial companies that chose not to outsource terminal services and with numerous independent bulk terminal operators. However, many of the other bulk terminals were constructed under long-term contracts for specific customers. As a result, Kinder Morgan Energy Partners believes other terminal operators would face a significant disadvantage in competing for other business.

MAJOR CUSTOMERS

     The following customers accounted for more than 10% of Kinder Morgan Energy Partners' 1998 consolidated revenues:

     - Equilon
     Enterprises..........  13.2%

     - Tosco Group........  12.3%

     - Chevron............  11.0%

     - Arco...............  10.9%

     Amoco Corporation accounted for more than 10% of Kinder Morgan Energy Partners' 1996 and 1997 consolidated revenues, and Mobil Corporation accounted for more than 10% of Kinder Morgan Energy Partners' 1996 consolidated revenues. Due to Kinder Morgan Energy Partners' acquisition of the Pacific operations in March 1998, Amoco Corporation and Mobil Corporation account for decreased percentages of Kinder Morgan Energy Partners' consolidated revenues.

EMPLOYEES

     As of June 30, 1999, Kinder Morgan's operations, together with Kinder Morgan G.P., employed approximately 1,100 employees. The bulk of these are employed by Kinder Morgan G.P.

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

     Approximately 150 hourly personnel at various terminals are represented by four labor unions. No other employees of Kinder Morgan G.P. are members of a union or have a collective bargaining agreement, and no union labor spends time on Kinder Morgan's behalf. Kinder Morgan and Kinder Morgan G.P. consider their relations with their employees to be good.

REGULATION

     Kinder Morgan Energy Partners is subject to various state and local laws and regulations, as well as orders of regulatory agencies, for its activities relating to:

     - marketing;

     - production;

     - pricing;

     - pollution;

     - protection of the environment; and

     - safety.

     Federal Energy Regulatory Commission. Some of Kinder Morgan Energy Partners' pipelines are subject to regulation by the Federal Energy Regulatory Commission under the Interstate Commerce Act.

     The Interstate Commerce Act:

     - requires Kinder Morgan Energy Partners to maintain just, reasonable and nondiscriminatory rates for services on its pipelines that are able to be changed within prescribed levels that are controlled by an inflation index;

     - permits interested persons to challenge proposed changes in rates upon a showing that a portion of an increased rate is substantially in excess of the pipeline's actual increase in costs; and

     - authorizes the Federal Energy Regulatory Commission to suspend the effectiveness of rates and to investigate these rates.

     Under the current rules of the Federal Energy Regulatory Commission, pipeline rates may be changed and justified using one of three methods -- indexing, cost of service or market-based. Most pipeline owners elect the indexing method. A cost of service approach may be used to justify rates if a pipeline finds that the indexing method results in a rate which would not produce sufficient revenue to enable it to recover prudently incurred costs. A pipeline is also permitted to seek market-based rate treatment, and is permitted on a prospective basis to charge competitive rates, if it can demonstrate that it does not possess market power in the relevant market. In 1996 through 1998, the application of the inflation index did not significantly affect the rates charged by Kinder Morgan Energy Partners. The Federal Energy Regulatory Commission can require a pipeline to change its rates and potentially to refund shipper overpayments during the two years prior to the filing of a complaint and during the time the complaint is awaiting a determination.

     The Energy Policy Act of 1992 deemed petroleum pipeline rates that were in effect prior to its enactment and had not been subject to complaint, protest or investigation during the year prior to the passage of that act to be just and reasonable. Kinder Morgan believes that Kinder Morgan Energy Partners' rates for transportation service on its North system and Cypress pipeline are within that

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

exception. Other rates on Kinder Morgan Energy Partners' Pacific operations are not within the exception created by the Energy Policy Act.

     United States Department of Transportation. Kinder Morgan Energy Partners' pipelines are subject to regulation by the U.S. Department of Transportation with respect to their design, installation, testing, construction, operation, replacement and management. In addition, Kinder Morgan Energy Partners must permit access to and copying of records and make various reports and provide information as required by the Secretary of Transportation. Comparable regulation exists in some states in which Kinder Morgan Energy Partners conducts pipeline operations. In addition, Kinder Morgan Energy Partners' truck and bulk terminal loading facilities are subject to the Department of Transportation's regulations dealing with the transportation of hazardous materials for motor vehicles and rail cars. Kinder Morgan believes that Kinder Morgan Energy Partners is in substantial compliance with the Department of Transportation and comparable state regulations.

     Safety and Health. Kinder Morgan Energy Partners is also subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes. Kinder Morgan believes that Kinder Morgan Energy Partners is in substantial compliance with that law's requirements, including general industry standards, recordkeeping requirements, and monitoring of occupational exposure to hazardous substances.

     Kinder Morgan Energy Partners expects to increase expenditures in the future to comply with higher industry and regulatory safety standards. These expenditures cannot be accurately estimated at this time. Kinder Morgan Energy Partners does not expect that they will have a material negative impact on its business, except to the extent additional hydrostatic testing requirements are imposed on its pipelines.

     Environmental. Kinder Morgan Energy Partners' operations and Kinder Morgan's future operations are subject to federal, state and local laws and regulations relating to protection of the environment. Kinder Morgan believes that those operations and facilities are in general compliance with those laws. Kinder Morgan Energy Partners has an ongoing environmental compliance program. Kinder Morgan will create that type of program upon the acquisition of assets. However, risks of accidental leaks or spills are associated with the transportation of natural gas liquids and refined petroleum products, the handling and storage of bulk materials, the separation of natural gas liquids and other activities. Kinder Morgan cannot assure you that significant costs and liabilities will not be incurred, including claims for damages to property and persons resulting from operation of Kinder Morgan's or Kinder Morgan Energy Partners' businesses. It is possible that other developments, such as increasingly strict environmental laws and regulations and enforcement policies, could result in increased costs and liabilities to Kinder Morgan Energy Partners and Kinder Morgan.

     Environmental laws and regulations have changed substantially and rapidly over the last 25 years, and Kinder Morgan anticipates that there will be continuing changes. The clear trend in environmental regulation is to place more restrictions and limitations on activities that may impact the environment and endangered species, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs for Kinder Morgan Energy Partners and other similar businesses throughout the United States. It is possible that the costs of compliance with environmental laws and regulations will continue to increase. Kinder Morgan will attempt to anticipate future regulatory requirements that might be imposed and to plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of compliance.

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

     Kinder Morgan Energy Partners owns several properties that have been used for many years for the transportation and storage of refined petroleum products and natural gas liquids and the handling and storage of coal and other bulk materials. Solid waste disposal practices within the petroleum industry have improved over the years with the passage and implementation of various environmental laws and regulations. A possibility exists that hydrocarbons and other solid wastes may have been disposed of in, on or under various properties owned by Kinder Morgan Energy Partners during the operating history of these facilities. In these cases, hydrocarbons and other solid wastes could migrate from their original disposal areas and have an adverse effect on soils and groundwater. Kinder Morgan does not believe that there presently exists significant surface or subsurface contamination of Kinder Morgan Energy Partners assets by hydrocarbons or other solid wastes not already identified and addressed. Kinder Morgan Energy Partners has developed and maintains a reserve of funds to account for the costs of cleanup at these sites.

     Kinder Morgan and Kinder Morgan Energy Partners will generate both hazardous and nonhazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act and comparable state laws. The EPA may consider the adoption of stricter disposal standards for nonhazardous waste. It is possible that some wastes that are currently classified as nonhazardous, which could include wastes currently generated during pipeline or bulk terminal operations, may in the future be designated as hazardous wastes. Hazardous wastes are subject to more rigorous and costly disposal requirements. Changes in the regulations may result in additional capital expenditures or operating expenses for Kinder Morgan and Kinder Morgan Energy Partners.

     The Comprehensive Environmental Response, Compensation and Liability Act, also known as the Superfund law, imposes liability, without regard to fault or the legality of the original conduct, on various classes of potentially responsible persons for releases of hazardous substances into the environment. These persons include the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. The Superfund law also authorizes the EPA and, in some cases, others to take actions in response to threats to the public health or the environment and to seek to recover from the responsible people the costs they incur. Although petroleum is excluded from the Superfund law's definition of a hazardous substance, in the course of its ordinary operations Kinder Morgan and Kinder Morgan Energy Partners will generate wastes that may fall within the definition of a hazardous substance. If Kinder Morgan or Kinder Morgan Energy Partners is determined to be a potentially responsible person, Kinder Morgan or Kinder Morgan Energy Partners may be responsible under the Superfund law for all or part of the costs required to clean up sites at which these wastes have been disposed. Other than as described below under "-- Legal Proceedings and Other Contingencies -- Kinder Morgan Energy Partners -- Environmental," Kinder Morgan believes that Kinder Morgan Energy Partners is in substantial compliance with the Superfund law.

     Kinder Morgan Energy Partners' operations are subject to the Clean Air Act and comparable state laws. Kinder Morgan believes that Kinder Morgan Energy Partners is in substantial compliance with those laws. Numerous amendments to the Clean Air Act were adopted in 1990. These amendments contain lengthy, complex provisions that may result in the imposition over the next several years of pollution control requirements with respect to air emissions from the operations of Kinder Morgan Energy Partners' and Kinder Morgan's businesses. Depending on the nature of the EPA, state and local interpretations of those laws, Kinder Morgan Energy Partners and Kinder Morgan may be required to incur capital expenditures over the next several years for air pollution control equipment to maintain or operate Kinder Morgan's businesses. Those interpretations are difficult to predict. Kinder Morgan does not believe that any of these interpretations will have a material negative effect on Kinder Morgan Energy Partners or Kinder Morgan.

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

                   LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

KINDER MORGAN

     Kinder Morgan is not a party to any legal proceedings.

KINDER MORGAN G.P.

     Kinder Morgan G.P. is a defendant in two proceedings relating to alleged environmental violations for events relating to a fire that occurred at the Morris storage field in September 1994. One proceeding has been brought by the State of Illinois and one has been brought by the U.S. Department of Transportation. Kinder Morgan believes that the resolution of these items will not have a material negative impact on Kinder Morgan G.P. or Kinder Morgan.

KINDER MORGAN ENERGY PARTNERS

     Federal Energy Regulatory Commission. On September 4, 1992, some shippers of products filed complaints with the Federal Energy Regulatory Commission that seek substantial refunds and reductions in the tariff rates on the pipelines operated by Kinder Morgan Energy Partners' Pacific operations. These complaints are SFPP, L.P., docket numbers OR 92-8-000, OR 93-5-000 and OR 94-4-000; Mobil Oil Corporation v. SFPP, L.P., docket number OR 95-5-000; and Tosco Corporation
v. SFPP, L.P., docket number OR 95-34-000.

     The complaints allege that some pipeline tariff rates of the Pacific operations are not entitled to be calculated under a prior method because there was a substantial change in the economic circumstances of the pipeline that were the basis of the rates. An initial decision by the Federal Energy Regulatory Commission Administrative Law Judge was issued on September 25, 1997. That decision determined that the Pacific operations' West line rates were entitled to the prior calculation but that the rates on the East line, which transports less than 10% of the Pacific operations' volumes, were not so entitled. That decision also included generally adverse rulings to the Pacific operations regarding cost of service issues.

     On January 13, 1999, the Federal Energy Regulatory Commission issued an opinion that affirmed the initial decision in major respects, including the prior rate calculations of the West line. That opinion also modified parts of the decision that were adverse to Kinder Morgan Energy Partners. Some of the complainants have appealed the Federal Energy Regulatory Commission's decision to the U.S. Court of Appeals for the District of Columbia circuit.

     Kinder Morgan Energy Partners has reserved approximately $29 million on its balance sheet for the East line refunds specified in the Federal Energy Regulatory Commission's opinion. The opinion with respect to the East line also had the following impacts on Kinder Morgan Energy Partners. On April 1, 1999, Kinder Morgan Energy Partners filed with the Federal Energy Regulatory Commission new East line tariff rates consistent with the opinion. Kinder Morgan believes that these tariff reductions will reduce Kinder Morgan Energy Partners' revenues on the East line by approximately $5.5 million annually. In addition, Kinder Morgan Energy Partners ceased accruing as an expense the $8 million it had been accruing annually as an addition to reserves for the potential impact of this litigation.

     You should also read the description of Federal Energy Regulatory Commission's proceedings involving Kinder Morgan Energy Partners' pipelines described in note 15 to the Kinder Morgan Energy Partners consolidated financial statements on page F-42.

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     California Public Utilities Commission.  In Arco Products Company, Mobil
Oil Corporation and Texaco Refining and Marketing, Inc. v. SFPP, L.P. (case number 97-04-025), which was filed on April 7, 1997, some shippers of products filed complaints before the California Public Utilities Commission that challenged as not just and reasonable the rates charged for intrastate transportation of refined petroleum through the Pacific operations' pipeline system in California. These shippers sought substantial refunds and reparations in tariff rates on Pacific operations' California intrastate pipeline. On June 18, 1998, a California Public Utilities Commission Administrative Law Judge issued a ruling in Kinder Morgan Energy Partners' favor and dismissed the complaints. That ruling was affirmed by the California Public Utilities Commission on August 6, 1998. Upon a petition for rehearing, the California Public Utilities Commission remanded the complaints to an administrative law judge for reconsideration of rate base and jurisdictional issues. Kinder Morgan Energy Partners believes it will ultimately prevail on rehearing, but, even if adversely decided, the issues before the administrative law judge are not expected to have a material adverse impact on Kinder Morgan Energy Partners.

     Easements. Southern Pacific Transportation Company has allowed Kinder Morgan Energy Partners to construct and operate a significant portion of its Pacific operations' pipeline under their railroad tracks. Southern Pacific Transportation Company and its predecessors were given the right to construct their railroad tracks under federal statutes enacted in 1871 and 1875. The 1871 statute was thought to be an outright grant of ownership that would continue until the land ceased to be used for railroad purposes. Two U.S. Circuit Courts, however, ruled in 1979 and 1980 that railroad rights-of-way granted under laws similar to the 1871 statute provide only the right to use the surface of the land for railroad purposes without any right to the underground portion. If a court were to rule that the 1871 statute does not permit the use of the underground portion for the operation of a pipeline, Kinder Morgan Energy Partners may be required to obtain permission from the land owners to continue to maintain its pipelines. Although Kinder Morgan cannot assure you, it believes Kinder Morgan Energy Partners could obtain permission over time at a cost that would not have a material negative effect on the financial position or results of operations of Kinder Morgan Energy Partners or Kinder Morgan.

     Kinder Morgan believes that Kinder Morgan Energy Partners has the power of eminent domain for the liquids pipelines in the states in which it operates, except for Illinois. Kinder Morgan also believes that Shell CO(2) Company, a joint venture with Shell in which Kinder Morgan Energy Partners owns an indirect 20% interest, does not have the power of eminent domain for its carbon dioxide pipelines. Shell CO(2) Company's lack of the power of eminent domain or Kinder Morgan Energy Partners' loss of the right to use or occupy the property on which its pipelines are located could have a material negative effect on their businesses and, as a result, on Kinder Morgan's business.

     Environmental. Since August 1991, SFPP, L.P. has been involved in a cleanup ordered by the EPA related to ground water contamination in the vicinity of its storage facilities and truck loading terminal at Sparks, Nevada. The EPA approved the remediation plan in September 1992 and the remediation system began operation in 1995. SFPP, L.P. is presently involved in 18 ground water hydrocarbon remediation efforts under administrative orders issued by the California Regional Water Quality Control Board and two other state agencies. Kinder Morgan Energy Partners had reserved $21.2 million on its balance sheet at June 30, 1999 for the costs of remediation.

     Other. In the ordinary course of its business, Kinder Morgan Energy Partners is a defendant in various lawsuits relating to its assets. Although Kinder Morgan cannot assure you, it believes that the resolution of those items will not have a material negative impact on Kinder Morgan Energy Partners or Kinder Morgan.

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                               EXECUTIVE OFFICES

     The address of Kinder Morgan's principal executive offices is 1301 McKinney, Suite 3400, Houston, Texas 77010 and the telephone number at this address is (713) 844-9500.

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                             MATERIAL PROVISIONS OF
              KINDER MORGAN ENERGY PARTNERS' PARTNERSHIP AGREEMENT

     The following paragraphs are a summary of the material provisions of Kinder Morgan Energy Partners' partnership agreement which could impact the results of operations of Kinder Morgan and/or those of Kinder Morgan Energy Partners and, following completion of the merger, K N Energy. Unless otherwise specifically described, references in this joint proxy statement/ prospectus to the term "partnership agreement" constitute references to the partnership agreements of Kinder Morgan Energy Partners and its operating partnerships collectively.

ORGANIZATION AND DURATION

     Kinder Morgan Energy Partners and each of the operating partnerships are Delaware limited partnerships. Unless liquidated or dissolved at an earlier time, under the terms of the partnership agreement, Kinder Morgan Energy Partners and each of the operating partnerships will dissolve on December 31, 2082.

PURPOSE

     The purpose of Kinder Morgan Energy Partners under the partnership agreement is to serve as the limited partner in the operating partnerships and to conduct any other business that may be lawfully conducted by a Delaware limited partnership.

RESTRICTIONS ON AUTHORITY OF THE GENERAL PARTNER

     The authority of the general partner is limited in some respects under the partnership agreement. The general partner is prohibited, without the prior approval of holders of record of a majority of the outstanding units from, among other things, selling or exchanging all or substantially all of Kinder Morgan Energy Partners' assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on behalf of Kinder Morgan Energy Partners the sale, exchange or other disposition of all or substantially all of the assets of Kinder Morgan Energy Partners, provided that Kinder Morgan Energy Partners may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Kinder Morgan Energy Partners' assets without that approval. Kinder Morgan Energy Partners may sell all or substantially all of its assets under a foreclosure or other realization upon the foregoing encumbrances without that approval. Except as provided in the partnership agreement, any amendment to a provision of the partnership agreement generally requires the approval of the holders of at least 66 2/3% of the units. The general partner's ability to sell or otherwise dispose of Kinder Morgan Energy Partners' assets is restricted by the terms of Kinder Morgan Energy Partners' credit facility.

     In general, the general partner may not take any action, or refuse to take any reasonable action, without the consent of the holders of at least a majority of the outstanding units of Kinder Morgan Energy Partners other than units owned by the general partner and its affiliates, that would cause Kinder Morgan Energy Partners to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

     The general partner has agreed not to voluntarily withdraw as general partner of Kinder Morgan Energy Partners prior to January 1, 2003 without the approval of at least a majority of the outstanding units and furnishing an opinion of counsel that the withdrawal will not cause Kinder

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Morgan Energy Partners to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes or result in the loss of the limited liability of any limited partner.

     On or after January 1, 2003, the general partner may, without first obtaining approval from the holders of units, withdraw as general partner by giving 90 days' written notice, and the withdrawal will not constitute a breach of the partnership agreement. If an opinion of counsel cannot be obtained, to the effect that following the selection of a successor the general partner's withdrawal would not result in the loss of limited liability of the holders of units or cause Kinder Morgan Energy Partners to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, Kinder Morgan Energy Partners will be dissolved after the withdrawal. However, the general partner may withdraw without approval of the holders of units upon 90 days' notice to the limited partners if more than 50% of the outstanding units, other than those held by the withdrawing general partner and its affiliates, are held or controlled by one person and its affiliates. In addition, the partnership agreement does not restrict Kinder Morgan's ability to sell, directly or indirectly, all or any portion of the capital stock of the general partner to a third party without the approval of the holders of units.

     The general partner may not be removed unless the removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, excluding units held by the general partner and its affiliates, provided that specific other conditions are satisfied. Any removal is subject to the approval of the successor general partner by the same vote and receipt of an opinion of counsel that the removal and the approval of a successor will not result in the loss of limited liability of any limited partner or cause Kinder Morgan Energy Partners to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes.

     In the event of the withdrawal of the general partner where the withdrawal violates the partnership agreement or removal of the general partner by the limited partners under circumstances where cause exists, a successor general partner will have the option to acquire the general partner interest of the departing general partner in Kinder Morgan Energy Partners for a cash payment equal to the fair market value of the interest. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing partner will have the option to require the successor general partner to acquire the general partner interest of the departing partner for that amount. In each case, the fair market value will be determined by agreement between the departing partner and the successor general partner or, if no agreement is reached, by an independent investment banking firm or other independent expert selected by the departing partner and the successor general partner. If no expert can be agreed upon, the fair market value will be determined by the expert chosen by agreement of the experts selected by each of them. In addition, Kinder Morgan Energy Partners would also be required to reimburse the departing partner for all amounts due the departing partner, including without limitation all employee related liabilities, including severance liabilities, incurred in connection with the termination of the employees employed by the departing partner for the benefit of Kinder Morgan Energy Partners.

     If the above-described option is not exercised by either the departing partner or the successor general partner, as applicable, the departing partner's general partner interest in Kinder Morgan Energy Partners will be converted into units equal to the fair market value of the interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

     The general partner may transfer all, but not less than all, of its general partner interest in Kinder Morgan Energy Partners without the approval of the limited partners to one of its affiliates or

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upon its merger or consolidation into another entity or the transfer of all or substantially all of its assets to another entity, provided that, in either case, that entity:

     - assumes the rights and duties of the general partner;

     - agrees to be bound by the provisions of the partnership agreement; and

     - furnishes an opinion of counsel that the transfer would not result in the loss of the limited liability of any limited partner or cause Kinder Morgan Energy Partners to be treated as an association taxable as a corporation or otherwise cause Kinder Morgan Energy Partners to be subject to entity level taxation for federal income tax purposes.

     In the case of any other transfer of the general partner interest in Kinder Morgan Energy Partners, in addition to the foregoing requirements, the approval of at least a majority of the units is required, excluding for those purposes those interests held by the general partner and its affiliates.

     Upon the withdrawal or removal of the general partner, Kinder Morgan Energy Partners will be dissolved, wound up and liquidated, unless:

     - the withdrawal or removal takes place following the approval of a successor general partner; or

     - within 180 days after the withdrawal or removal a majority of the holders of units agrees in writing to continue the business of Kinder Morgan Energy Partners and to the appointment of a successor general partner.

ANTI-TAKEOVER AND RESTRICTED VOTING RIGHT PROVISIONS

     The partnership agreement contains various provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change the management of Kinder Morgan Energy Partners. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of the units, that person or group loses any and all voting rights for all of the units beneficially owned or held by that person.

ISSUANCE OF ADDITIONAL SECURITIES

     The partnership agreement allows the general partner to issue additional limited or general partner interests and authorizes the general partner to cause Kinder Morgan Energy Partners to issue additional securities of Kinder Morgan Energy Partners for consideration and on terms and conditions as the general partner establishes in its sole discretion without the approval of any limited partners. In accordance with Delaware law and the partnership agreement, the general partner may issue additional partnership interests, which, in its sole discretion, may have special voting rights to which the units are not entitled.

LIMITED PRE-EMPTIVE RIGHT OF GENERAL PARTNER

     The general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase units or other equity securities of Kinder Morgan Energy Partners from Kinder Morgan Energy Partners whenever, and on the same terms that, Kinder Morgan Energy Partners issues securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates in Kinder Morgan Energy Partners which existed immediately prior to that issuance.

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LIMITED CALL RIGHT

     If at any time 80% or more of the units are held by the general partner and its affiliates, the general partner has the right, which it may assign and transfer to any of its affiliates or to Kinder Morgan Energy Partners, to purchase all of the remaining units as of a record date to be selected by the general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of that purchase shall be the greater of:

     - the average fair market price of limited partner interests of that class as of the date five days prior to the mailing of written notice of its election to purchase limited partner interests of that class; and

     - the highest cash price paid by the general partner or any of its affiliates for any units purchased within the 90 days preceding the date the general partner mails notice of its election to purchase those units.

AMENDMENT OF THE PARTNERSHIP AGREEMENT AND OTHER AGREEMENTS

     Amendments to the partnership agreement may be proposed only by or with the consent of the general partner. In order to adopt a proposed amendment, the general partner is required to seek the written approval of the holders of the number of units required to either approve an amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment, except as described below. Proposed amendments must be approved by the holders of at least 66 2/3% of the outstanding units. Notwithstanding that requirement, no amendment may be made which would:

     - enlarge the obligations of any limited partner, without its consent;

     - enlarge the obligations of the general partner, without its consent, which may be given or withheld in its sole discretion;

     - restrict in any way any action or right of the general partner as described in the partnership agreement;

     - modify the amounts distributable, reimbursable or otherwise payable by Kinder Morgan Energy Partners to the general partner;

     - change the term of existence of Kinder Morgan Energy Partners; or

     - give any person the right to dissolve Kinder Morgan Energy Partners other than the general partner's right to dissolve Kinder Morgan Energy Partners with the approval of a majority of the outstanding units or change the right of the general partner in any way.

     The general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee of Kinder Morgan Energy Partners to reflect:

     - a change in the name of Kinder Morgan Energy Partners, the location of the principal place of business of Kinder Morgan Energy Partners, the registered agent or the registered office of Kinder Morgan Energy Partners;

     - admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

     - a change that, in the sole discretion of the general partner, is reasonable and necessary, or appropriate, to qualify or continue the qualification of Kinder Morgan Energy Partners as a partnership in which the limited partners have limited liability; or make a change that is

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       necessary or advisable in the opinion of the general partner to ensure that Kinder Morgan Energy Partners will not be treated as an association that is taxable as a corporation or otherwise subject to taxation as an entity for federal income tax purposes;

     - an amendment that is necessary, in the opinion of counsel to Kinder Morgan Energy Partners, to prevent Kinder Morgan Energy Partners, the general partner or their respective directors or officers from being in any manner subject to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or the "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, regardless of whether the regulations are substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;

     - an amendment that in the sole discretion of the general partner is necessary or desirable in connection with the authorization of additional limited or general partner interests;

     - any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

     - an amendment effected, required or contemplated by a merger agreement that has been approved under the terms of the partnership agreement; and

     - any other amendments substantially similar to the foregoing.

     In addition, the general partner may make amendments to the partnership agreement without the consent of the holders if the amendments:

     - do not adversely affect the limited partners in any material respect;

     - are necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

     - are necessary or desirable to facilitate the trading of the units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of Kinder Morgan Energy Partners and the holders of units; or

     - are required to effect the intent of, or as contemplated by, the partnership agreement.

     The general partner is not required to obtain an opinion of counsel as to the tax consequences or the possible effect on limited liability of amendments described in the two immediately preceding paragraphs. No other amendments to the partnership agreement will become effective without the approval of at least 95% of the units unless Kinder Morgan Energy Partners obtains an opinion of counsel to the effect that the amendment will not:

     - cause Kinder Morgan Energy Partners to be treated as an association taxable as a corporation or otherwise cause Kinder Morgan Energy Partners to be subject to entity level taxation for federal income tax purposes; and

     - affect the limited liability of any limited partner in Kinder Morgan Energy Partners or the limited partner of the operating partnerships.

     Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or the

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general partner interests requires the approval of at least 66 2/3% of the type or class of limited partner interests so affected.

MANAGEMENT

     The general partner manages and operates the activities of Kinder Morgan Energy Partners, and the general partner's activities are limited to its management and operation. Holders of units do not direct or participate in the management or operations of Kinder Morgan Energy Partners or any of the operating partnerships. The general partner owes a fiduciary duty to the holders of units. Regardless of any limitation on obligations or duties, the general partner will be liable, as the general partner of Kinder Morgan Energy Partners, for all the debts of Kinder Morgan Energy Partners to the extent they are not paid by Kinder Morgan Energy Partners, except to the extent that indebtedness incurred by Kinder Morgan Energy Partners is made specifically non-recourse for the general partner.

     Kinder Morgan Energy Partners does not currently have any directors, officers or employees. As is commonly the case with publicly-traded limited partnerships, Kinder Morgan Energy Partners does not currently contemplate that it will directly employ any of the persons responsible for managing or operating Kinder Morgan Energy Partners' business or for providing it with services, and will instead reimburse the general partner or its affiliates for the services of those persons.

     Reimbursement of Expenses. The general partner receives no management fee or similar compensation for its management of Kinder Morgan Energy Partners, other than cash distributions. However, the general partner is entitled under the partnership agreement to reimbursement on a monthly basis, or other basis as the general partner may determine in its sole discretion, for all direct and indirect expenses it incurs or payments it makes on behalf of Kinder Morgan Energy Partners and all other necessary or appropriate expenses that can be allocated to Kinder Morgan Energy Partners or otherwise reasonably incurred by the general partner in connection with operating Kinder Morgan Energy Partners' business. The partnership agreement provides that the general partner determines the fees and expenses that can be allocated to Kinder Morgan Energy Partners in any reasonable manner determined by the general partner in its sole discretion. The reimbursement for costs and expenses will be in addition to any reimbursement to the general partner and its affiliates as a result of the indemnification provisions of the partnership agreement.

     Indemnification. The partnership agreement provides that Kinder Morgan Energy Partners must indemnify the general partner, any departing partner and any person who is or was an officer or director of the general partner or any departing partner, to the full extent permitted by law. Kinder Morgan Energy Partners may also indemnify any person who is or was an affiliate of the general partner or any departing partner, any person who is or was an officer, director, employee, partner, agent or trustee of the general partner, any departing partner or any affiliate, or any person who is or was serving at the request of the general partner or any affiliate of the general partner or any departing partner as an officer, director, employee, partner, agent, or trustee of another person. That indemnification may be made to the extent deemed advisable by the general partner and to the fullest extent permitted by law.

     Kinder Morgan Energy Partners' indemnification of these persons relates to any and all losses, claims, damages, joint or several liabilities, expenses, judgments, fines, penalties, interest, settlement and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether

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civil, criminal, administrative or investigative, in which any indemnitee is involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:

     - the general partner, a departing partner or affiliate of either;

     - an officer, director, employee, partner, agent or trustee of the general partner, any departing partner or affiliate of either; or

     - a person serving at the request of Kinder Morgan Energy Partners in another entity in a similar capacity.

     In each case, the indemnitee must have acted in good faith and in a manner which the indemnitee believed to be in or not opposed to the best interests of Kinder Morgan Energy Partners. For any criminal proceeding, the indemnitee must have had no reasonable cause to believe its conduct was unlawful. Any indemnification under the partnership agreement will only be paid out of the assets of Kinder Morgan Energy Partners, and the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to Kinder Morgan Energy Partners to enable, that indemnification. Kinder Morgan Energy Partners is authorized to purchase or to reimburse the general partner or its affiliates for the cost of insurance purchased on behalf of the general partner and other persons. That purchase may be made as the general partner determines against liabilities asserted against and expenses incurred by those persons in connection with Kinder Morgan Energy Partners' activities, whether or not Kinder Morgan Energy Partners would have the power to indemnify that person against liabilities under the provisions described above.

     Conflicts and Audit Committee. One or more directors who are neither officers nor employees of the general partner or any of its affiliates serve as a conflicts and audit committee of the board of directors of the general partner and, at the request of the general partner, review specific matters as to which the general partner believes there may be a conflict of interest in order to determine if the resolution of that conflict proposed by the general partner is fair and reasonable to Kinder Morgan Energy Partners. The conflicts and audit committee only reviews matters at the request of the general partner, which has sole discretion to determine which matters to submit to that committee. Any matters approved by the conflicts and audit committee are conclusively deemed to be fair and reasonable to Kinder Morgan Energy Partners, approved by all partners of Kinder Morgan Energy Partners and not a breach by the general partner of the partnership agreement or any duties it may owe to Kinder Morgan Energy Partners. Additionally, it is possible that the procedure in itself may constitute a conflict of interest.

TERMINATION AND DISSOLUTION

     Kinder Morgan Energy Partners will continue until December 31, 2082, unless sooner terminated under the partnership agreement. Kinder Morgan Energy Partners will be dissolved upon:

     - the election of the general partner to dissolve Kinder Morgan Energy Partners, if approved by a majority of the units;

     - the sale of all or substantially all of the assets and properties of Kinder Morgan Energy Partners and its operating partnerships;

     - the bankruptcy or dissolution of the general partner; or

     - the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer in accordance with the partnership agreement or withdrawal or removal following approval of a successor.

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     However, Kinder Morgan Energy Partners will not be dissolved upon the removal of a general partner if, within 90 days after that event, the partners agree in writing to continue the business of Kinder Morgan Energy Partners and to the appointment, effective as of the date of that event, of a successor general partner. Upon a dissolution due to bankruptcy, dissolution of the general partner or withdrawal or removal of the general partner, at least a majority of the units may also elect, within some time limitations, to reconstitute Kinder Morgan Energy Partners and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those described in the partnership agreement and having as a general partner an entity approved by at least a majority of the units, subject to receipt by Kinder Morgan Energy Partners of an opinion of counsel that the exercise of that right will not result in the loss of the limited liability of holders of units or cause Kinder Morgan Energy Partners or the reconstituted limited partnership to be treated as an association taxable as a corporation or otherwise subject to taxation as an entity for federal income tax purposes.

CASH DISTRIBUTION POLICY

     A principal objective of Kinder Morgan Energy Partners is to generate cash from Kinder Morgan Energy Partners' operations and to distribute available cash to its partners in the manner described herein. "Available cash" generally means, for any calendar quarter, all cash received by Kinder Morgan Energy Partners from all sources, less all of its cash disbursements and net additions to reserves. For purposes of cash distributions to holders of units, the term "available cash" excludes the amount paid in respect of the 0.5% special limited partner interest in SFPP, L.P. owned by the former general partner of SFPP, L.P., which amount will equal 0.5% of the total cash distributions made each quarter by SFPP, L.P. to its partners.

     The general partner's decisions regarding amounts to be placed in or released from reserves may have a direct impact on the amount of available cash. This is because increases and decreases in reserves are taken into account in computing available cash. The general partner may, in its reasonable discretion, subject to various limits, determine the amounts to be placed in or released from reserves each quarter.

     Cash distributions are characterized as either distributions of cash from operations or cash from interim capital transactions. This distinction affects the amounts distributed to holders of units relative to the general partner.

     "Cash from operations" generally refers to the cash balance of Kinder Morgan Energy Partners on the date Kinder Morgan Energy Partners commenced operations, plus all cash generated by the operations of Kinder Morgan Energy Partners' business, after deducting related cash expenditures, reserves, debt service and various other items.

     Cash from interim capital transactions is generally generated only by borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business.

     To avoid the difficulty of trying to determine whether available cash distributed by Kinder Morgan Energy Partners is cash from operations or cash from interim capital transactions, all available cash distributed by Kinder Morgan Energy Partners from any source are treated as cash from operations until the sum of all available cash distributed as cash from operations equals the cumulative amount of cash from operations actually generated from the date Kinder Morgan Energy Partners commenced operations through the end of the calendar quarter prior to that distribution. Any excess available cash, irrespective of its source, is deemed to be cash from interim capital transactions and distributed accordingly.

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     If cash from interim capital transactions is distributed to each unit in an aggregate amount per unit equal to the initial unit price of $11.00, the distinction between cash from operations and cash from interim capital transactions will cease, and both types of available cash will be treated as cash from operations. The general partner does not anticipate that there will be significant amounts of cash from interim capital transactions distributed.

     The discussion below indicates the percentages of cash distributions required to be made to the general partner and the holders of units. In the following general discussion of how available cash is distributed, references to "available cash," unless otherwise stated, mean available cash that constitutes cash from operations.

     Quarterly Distributions of Available Cash. Kinder Morgan Energy Partners will make distributions to its partners for each calendar quarter prior to liquidation in an amount equal to 100% of its available cash for that quarter.

     Distributions of Cash from Operations. Distributions by Kinder Morgan Energy Partners of available cash constituting cash from operations for any quarter is made in the following manner:

     - first, 98% to the holders of units pro rata and 2% to the general partner until the holders of units have received a total of $0.3025 per unit for that quarter in respect of each unit;

     - second, 85% of any available cash then remaining to the holders of units pro rata and 15% to the general partner until the holders of units have received a total of $0.3575 per unit for that quarter in respect of each unit;

     - third, 75% of any available cash then remaining to all holders of units pro rata and 25% to the general partner until the holders of units have received a total of $0.4675 per unit for that quarter in respect of each unit; and

     - fourth, 50% of any available cash then remaining to all holders of units pro rata and 50% to the general partner.

     In addition, if the first three distribution levels are reduced to zero, as described below under "-- Adjustment of Target Distribution Levels," all remaining available cash is distributed as cash from operations, 50% to the holders of units pro rata and 50% to the general partner. These provisions are inapplicable upon the dissolution and liquidation of Kinder Morgan Energy Partners.

     Distributions of Cash from Interim Capital Transactions. Distributions on any date by Kinder Morgan Energy Partners of available cash that constitutes cash from interim capital transactions is distributed 98% to all holders of units pro rata and 2% to the general partner until Kinder Morgan Energy Partners has distributed in respect of each unit available cash constituting cash from interim capital transactions in an aggregate amount per unit equal to the initial unit price.

     As cash from interim capital transactions is distributed, it is treated as if it were a repayment of the initial public offering price. To reflect that repayment, the first three distribution levels are adjusted downward by multiplying each amount by a fraction, the numerator of which is the unrecovered initial unit price immediately after giving effect to that repayment and the denominator of which is the unrecovered initial unit price, immediately prior to giving effect to that repayment. The unrecovered initial unit price includes the amount by which the initial unit price exceeds the aggregate distribution of cash from interim capital transactions per unit.

     When payback of the initial unit price is achieved, i.e., when the unrecovered initial unit price is zero, then in effect the first three distribution levels each will have been reduced to zero. Thereafter, all distributions of available cash from all sources will be treated as if they were cash from operations and available cash will be distributed 50% to all holders of units pro rata and 50% to the general partner.

     Adjustment of Target Distribution Levels. The first three distribution levels will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of units, whether effected by a distribution payable in units or otherwise, but not by reason of the issuance of additional units for cash or property. For example, in connection with Kinder Morgan Energy Partners' 2-for-1 split of the units on October 1, 1997, each of the first three distribution levels were reduced to 50% of its initial level. See "-- Distributions of Cash from Operations."

     In addition, if a distribution is made of available cash constituting cash from interim capital transactions, the first three distribution levels will be adjusted downward proportionately, by multiplying each amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the unrecovered initial unit price immediately after giving effect to that distribution and the denominator of which is the unrecovered initial unit price immediately prior to that distribution. For example, assuming the unrecovered initial unit price is $11.00 per unit and, if cash from interim capital transactions of $5.50 per unit is distributed to holders of units, assuming no prior adjustments, then the amount of the first three distribution levels would each be reduced to 50% of its initial level. If and when the unrecovered initial unit price is zero, the first three distribution levels each will have been reduced to zero, and the general partner's share of distributions of available cash will increase, in general, to 50% of all distributions of available cash.

     The first three distribution levels may also be adjusted if legislation is enacted which causes Kinder Morgan Energy Partners to become taxable as a corporation or otherwise subjects Kinder Morgan Energy Partners to taxation as an entity for federal income tax purposes. In that event, the first three distribution levels for each quarter thereafter would be reduced to an amount equal to the product of:

     - each of the first three distribution levels multiplied by;

     - one minus the sum of:

        - the maximum marginal federal income tax rate to which Kinder Morgan Energy Partners is subject as an entity; plus

        - any increase that results from that legislation in the effective overall state and local income tax rate to which Kinder Morgan Energy Partners is subject as an entity for the taxable year in which that quarter occurs, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes.

     For example, assuming Kinder Morgan Energy Partners was not previously subject to state and local income tax, if Kinder Morgan Energy Partners were to become taxable as an entity for federal income tax purposes and Kinder Morgan Energy Partners became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then each of the distribution levels would be reduced to 62% of the amount immediately prior to that adjustment.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon dissolution of Kinder Morgan Energy Partners, unless Kinder Morgan Energy Partners is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up the affairs of Kinder Morgan Energy Partners will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate Kinder Morgan Energy Partners' assets and apply the proceeds of the liquidation as follows:

     - first towards the payment of all creditors of Kinder Morgan Energy Partners and the creation of a reserve for contingent liabilities; and

     - then to all partners in accordance with the positive balances in their respective capital accounts.

     Under some circumstances and subject to various limitations, the liquidator may defer liquidation or distribution of Kinder Morgan Energy Partners' assets for a reasonable period of time and/or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

     Generally, any gain will be allocated between the holders of units and the general partner in a manner that approximates their sharing ratios in the various distribution levels. Holders of units and the general partner will share in the remainder of Kinder Morgan Energy Partners' assets in proportion to their respective capital account balances in Kinder Morgan Energy Partners.

     Any loss or unrealized loss will be allocated to the general partner and the holders of units: first, in proportion to the positive balances in the partners' capital accounts until all the balances are reduced to zero; and, thereafter, to the general partner.

                        SECURITY OWNERSHIP OF K N ENERGY

MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of K N Energy common stock as of July 16, 1999 by each director of K N Energy, the former and current Chairman and CEO and each of the four other most highly compensated executive officers of K N Energy for fiscal year 1998 and all directors and executive officers of K N Energy as a group:

                     NAME AND POSITION
                    OF BENEFICIAL OWNER                       SHARES(A)(B)
                    -------------------                       ------------
Morton C. Aaronson, former Chief Marketing Officer, Vice
  President.................................................     201,774
Edward H. Austin, Jr., Director.............................     302,526(c)
Charles W. Battey, Director.................................     108,435
Stewart A. Bliss, Chairman and CEO..........................      23,175
David W. Burkholder, Director...............................      37,741(d)
Robert H. Chitwood, Director................................      46,050
Howard P. Coghlan, Director.................................      43,674
Jordan L. Haines, Director..................................      42,115
Larry D. Hall, former Chairman and CEO......................     722,200(e)
William J. Hybl, Director...................................      31,068(f)
Clyde E. McKenzie, former Vice President and CFO............     236,669
Edward Randall, III, Director...............................     404,622(g)
John F. Riordan, former Vice Chairman and Director..........      40,899
James C. Taylor, Director...................................     161,241(h)
H.A. True, III, Director....................................      30,900(i)
H. Rickey Wells, Executive Vice President...................     244,695
Directors and executive officers as a group (23 persons)....   3,054,283(j)

---------------
(a) No director or executive officer owned any preferred stock of K N Energy or any PEPS Units, except for Mr. Hybl who owned 3,300 PEPS Units. No named executive officer or director beneficially owned more than 1% of the outstanding shares of K N Energy common stock as of July 16, 1999, except for Mr. Hall who beneficially owned 1.01% as of that date. In determining the number of shares of common stock beneficially owned as of July 16, 1999, with respect to any executive officer or director who held options to purchase shares of common stock exercisable within 60 days of July 16, 1999, it was assumed that such options had been exercised. The following number of shares representing such unexercised options were added to the holdings of each of the following executive officers and directors; Mr. Aaronson, 106,498 shares; Mr. Austin 22,500 shares; Mr. Battey, 18,000 shares; Mr. Bliss, 22,500 shares; Mr. Burkholder, 18,000 shares; Mr. Chitwood, 28,125; Mr. Coghlan, 18,000 shares; Mr. Haines, 25,875 shares; Mr. Hall, 525,375 shares; Mr. Hybl, 18,000 shares; Mr. McKenzie, 154,500 shares; Mr. Randall, 21,000 shares; Mr. Riordan, 24,500 shares; Mr. Taylor, 21,000 shares; Mr. True 9,000 shares; and Mr. Wells, 168,750 shares. A total of 1,462,146 shares representing such unexercised options were added to the holdings of all executive officers and directors as a group.

(b) Unless otherwise indicated, the executive officers and directors have sole voting and investment power over the shares listed above, other than shared rights created under joint tenancy or marital property laws as between the executive officers and directors and their spouses, if any.

(c) Includes shares owned by various family members or their estates, over which Mr. Austin either has power of attorney or with respect to which Mr. Austin is executor; family trusts; a family partnership and a hedge fund partnership, for both of which Mr. Austin is general partner. Mr. Austin has sole voting power over 62,452 shares; shared voting power over 115,873 shares; and shared investment power over 101,700 shares.

(d) Includes 375 shares owned by The Ervin Burkholder Foundation as to which Mr. Burkholder disclaims beneficial ownership.

(e) Includes 208 shares owned by Mr. Hall's wife, as to which Mr. Hall disclaims beneficial ownership and over which he has neither investment nor voting power. Also includes 139,500 shares of restricted K N Energy common stock that Mr. Hall has the right to vote. Does not include any of the shares attributable to the K N Energy, Inc. Profit Sharing Plan of which Mr. Hall is a beneficiary. The cumulative number of shares attributable thereto and held by the trustee thereof as of December 31, 1998 is 3,402.

(f) Includes 600 shares owned by Mr. Hybl's wife, as to which Mr. Hybl disclaims beneficial ownership and over which he has neither investment nor voting power. Excludes 3,300 PEPS Units owned by Mr. Hybl.

(g) Includes 274,122 shares owned by various family trusts. Mr. Randall has shared voting and investment power over 95,535 shares and sole voting and investment power over 288,087 shares.

(h) Mr. Taylor has sole voting and investment power over 112,604 shares and shared investment and voting power over 27,075 shares.

(i)  Mr. True has sole voting and investment power over 21,900 shares.

(j) This represents approximately 4.2% of the total number of shares outstanding as of July 16, 1999.

PRINCIPAL STOCKHOLDERS

     According to information supplied to K N Energy by the beneficial owners listed below, the following entities each owned beneficially, as indicated on the dates shown, more than 5% of the outstanding shares of the K N Energy common stock on the dates indicated in parentheses below. No other person is known by K N Energy to be the beneficial owner of more than 5% of the K N Energy common stock.

                   NAME AND ADDRESS OF
                   BENEFICIAL OWNER AND                      AMOUNT AND NATURE OF     PERCENT
                DATE INFORMATION PROVIDED                   BENEFICIAL OWNERSHIP(A)   OF CLASS
                -------------------------                   -----------------------   --------
FMR Corp. ................................................         7,090,520(b)       10.009%
82 Devonshire Street
Boston, MA 02109
(July, 31, 1999)
Capital Guardian Trust Company............................         4,285,305(c)          6.2%
11100 Santa Monica Boulevard
Los Angeles, CA 90025
(February 8, 1999)
State Farm Mutual Automobile..............................         3,899,947(d)         5.68%
  Insurance Company
One State Farm Plaza
Bloomington, IL 61701
(February 4, 1999)
The Prudential Insurance Company
  of America..............................................         3,579,781(e)         5.15%
751 Broad Street
Newark, NJ 07102
(February 2, 1999)

---------------
(a) All amounts listed in this column are for K N Energy common stock and have been adjusted to reflect the 3-for-2 stock split effected December 31, 1998.

(b) As reported on FMR's Schedule 13G as of July 31, 1999. FMR reports that voting power resides with the boards of trustees of various Fidelity funds, that FMR has dispositive power over the shares and that the shares were acquired in the ordinary course of business.

(c) As reported on Capital Guardian Trust Company's Schedule 13G for the period ended December 31, 1998. Capital Guardian, a bank, reports that it has sole voting power of 2,929,380 shares and sole dispositive power over all of the shares listed.

(d) As reported on State Farm's Schedule 13G for the period ended December 31, 1998. State Farm reports that it has sole investment and voting power over its shares, and that the shares were acquired solely for investment purposes.

(e) As reported on Prudential's Schedule 13G for the period ended December 31, 1998. Prudential reports that it may have direct or indirect voting and/or investment discretion over the shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.

                      SECURITY OWNERSHIP OF KINDER MORGAN

     The following table sets forth information regarding the four largest holders of Kinder Morgan common stock as of August 20, 1999.

                                                      SHARES OF CLASS A   SHARES OF CLASS B
                    STOCKHOLDER                       COMMON STOCK HELD   COMMON STOCK HELD
                    -----------                       -----------------   -----------------
Richard D. Kinder...................................        5,801               444.8
Morgan Associates, Inc..............................        2,246               111.2
First Union Corporation or an affiliate of First
  Union Corporation.................................                            1,588
Ted A. Gardner......................................                               59
  Total number of outstanding shares of Kinder
     Morgan common stock............................        8,047               2,541
                                                            =====               =====

                    DESCRIPTION OF K N ENERGY CAPITAL STOCK

     The following is a summary of the material terms of K N Energy's capital stock. The description of K N Energy's capital stock set forth herein is only a summary and does not purport to be either complete or to contain all the information that may be important to you, and is qualified in its entirety by reference to K N Energy's articles of incorporation and bylaws. Therefore, you should read carefully the more detailed provisions of K N Energy's articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.

K N ENERGY COMMON STOCK

     K N Energy's articles of incorporation authorize the K N Energy Board to issue 150,000,000 shares of common stock, par value $5.00 per share. As of August 20, 1999, there were 70,897,055 shares of K N Energy common stock issued and outstanding. Upon completion of the merger, K N Energy is expected to issue approximately 41.5 million shares of K N Energy common stock to holders of Kinder Morgan common stock in connection with the merger, and to issue 200,000 shares of K N Energy common stock to Petrie Parkman in consideration for its advisory services. Consequently, there will be approximately 112,600,000 shares of K N Energy common stock issued and outstanding immediately following consummation of the merger.

     Dividend Rights. Subject to provisions of law and the preferences of the K N Energy Class A preferred stock and the K N Energy Class B preferred stock, the holders of shares of K N Energy common stock are entitled to receive dividends at such time and in such amounts as may be determined by the K N Energy Board.

     Voting Rights. The holders of shares of K N Energy common stock are entitled to one vote for each share on each matter submitted to a vote of the K N Energy stockholders.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of K N Energy, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of K N Energy and the preferential amount to which the holders of shares of K N Energy Class A preferred stock and K N Energy Class B preferred stock are entitled, the holders of K N Energy common stock are entitled to share ratably in the remaining assets of K N Energy.

K N ENERGY CLASS A PREFERRED STOCK

     K N Energy's articles of incorporation authorizes the K N Energy Board, without further action by the holders of K N Energy common stock, to issue 200,000 shares of Class A preferred stock in one or more series and to fix the powers, preferences and rights thereof. The K N Energy Class A preferred stock of each series shall rank on a parity with the K N Energy Class A preferred stock of every other series in priority of payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of K N Energy. All shares of any one series of K N Energy Class A preferred stock shall be identical except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates shall accumulate (if cumulative). No shares of K N Energy Class A preferred stock are issued or outstanding.

     Priority. As to the payment of dividends and the distribution of assets on any dissolution, liquidation or winding up, the K N Energy Class A preferred stock shall rank senior to the K N Energy Class B preferred stock and the K N Energy common stock.

     Dividend Rights. The holders of shares of K N Energy Class A preferred stock are entitled to receive, when and as declared by the K N Energy Board, preferential dividends in cash payable at such rate, from such date, and on such quarterly dividend payment dates and, if cumulative, cumulative from such date or dates, as may be fixed by the provisions of K N Energy's articles of incorporation or any amendment thereto or by the resolutions of K N Energy's Board.

     So long as any K N Energy Class A preferred stock is outstanding, K N Energy may not pay or declare any dividends on any stock junior to the K N Energy Class A preferred stock or, except under limited circumstances, purchase, redeem or otherwise acquire any shares of stock junior to the K N Energy Class A preferred stock unless:

     - there shall be no arrearages in dividends on the K N Energy Class A preferred stock for any past quarterly dividends and dividends in full for the current quarterly dividend period shall have been paid or declared on all of the K N Energy Class A preferred stock;

     - K N Energy shall have paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all sinking funds, if any, for the K N Energy Class A preferred stock of any series; and

     - K N Energy shall not be in default on any of its obligations to redeem any of the K N Energy Class A preferred stock.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of K N Energy, the holders of K N Energy Class A preferred stock of each series shall be entitled to receive in full out of K N Energy's assets the sum of $100.00 for each share of K N Energy Class A preferred stock held by them, plus any arrearages in dividends thereon, before any distribution shall be made to the holders of shares of any stock junior to the K N Energy Class A preferred stock.

     Redemption. K N Energy may, at the option of its Board, redeem the whole or any part of the K N Energy Class A preferred stock, or of any series thereof, at any time or from time to time within the period during which such stock is, according to K N Energy's articles of incorporation or any amendment thereto or the resolutions of K N Energy's Board, redeemable at the option of the Board, by paying such redemption price thereof as shall have been fixed by K N Energy's articles of incorporation or any amendment thereto or by the resolutions of the K N Energy Board.

     Restrictions on Certain Actions. K N Energy may not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of K N Energy Class A preferred stock then outstanding:

     - amend, alter or repeal any of the provisions of its articles of incorporation or bylaws so as to adversely affect the voting powers, rights or preferences of the holders of any shares of K N Energy Class A preferred stock;

     - create any other class or classes of stock or any security convertible into, or exchangeable for or evidencing the right to purchase any stock of a class ranking on parity with the K N Energy Class A preferred stock either as to dividends or upon liquidation;

     - increase the authorized amount of or create any class or classes of stock ranking prior to the K N Energy Class A preferred stock; or

     - merge or consolidate with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock ranking prior to the K N Energy Class A preferred stock and no securities which are convertible or exchangeable into stock ranking prior to the K N Energy Class A preferred stock (with certain exceptions).

     In addition, K N Energy will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of any series of K N Energy Class A preferred stock then outstanding, amend, alter or repeal any of the provisions of its articles of incorporation or any amendment thereto or of the resolutions of its Board so as to adversely affect the powers, preferences or rights of the holders of any shares of K N Energy Class A preferred stock of such series (unless prior to the effectiveness of the event, provision has been made for the redemption of all shares of such series).

     Voting Rights. Generally, each holder of shares of K N Energy Class A preferred stock shall have the right to vote upon a share-for-share basis with the holders of shares of K N Energy common stock on all matters upon which the holders of shares of K N Energy common stock are entitled to vote unless otherwise provided for in resolutions of the K N Energy Board creating such series.

K N ENERGY CLASS B PREFERRED STOCK

     K N Energy's articles of incorporation authorizes the K N Energy Board to issue 2,000,000 shares of Class B preferred stock in one or more series and to fix the powers, preferences and rights thereof. The K N Energy Class B preferred stock of each series shall rank on a parity with the K N Energy Class B preferred stock of every other series in priority of payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of K N Energy. All shares of any one series of K N Energy Class B preferred stock shall be identical except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates shall accumulate (if cumulative). The K N Energy Board has designated 150,000 shares of K N Energy Class B preferred stock as "Class B Junior Participating Series Preferred Stock." For a description of the rights to acquire Class B Junior Participating Series Preferred Stock that are attached to shares of K N Energy common stock see "-- K N Energy Rights Agreement." No shares of K N Energy Class B preferred stock are currently issued or outstanding.

     Priority. As to the payment of dividends and the distribution of assets on any dissolution, liquidation or winding up, the K N Energy Class B preferred stock shall rank senior to the K N Energy common stock and junior to the K N Energy Class A preferred stock.

     Dividend Rights. The holders of shares of K N Energy Class B preferred stock are entitled to receive, when and as declared by the K N Energy Board and subject to the rights of the holders of K N Energy Class A preferred stock, preferential dividends in cash payable at such rate, from such date, and on such quarterly dividend payment dates and, if cumulative, cumulative from such date or dates, as may be fixed by the provisions of K N Energy's articles of incorporation or any amendment thereto or by the resolutions of K N Energy's Board. Subject to the rights of the holders of K N Energy Class A preferred stock, holders of Class B Junior Participating Series Preferred Stock shall be entitled to receive quarterly dividends payable on the first day of January, April, July and October in each year in an amount per share equal to the greater of (a) $10.00 in cash or (b) subject to certain adjustments, 1,000 times the aggregate per share amount (payable in cash) of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of K N Energy common stock, declared on the K N Energy common stock since the immediately preceding quarterly dividend payment date.

     So long as any K N Energy Class B preferred stock is outstanding, K N Energy may not pay or declare any dividends on any stock junior to the K N Energy Class B preferred stock or, except under limited circumstances, purchase, redeem or otherwise acquire any shares of stock junior to the K N Energy Class B preferred stock unless:

     - there shall be no arrearages in dividends on the K N Energy Class B preferred stock for any past quarterly dividends and dividends in full for the current quarterly dividend period shall have been paid or declared on all of the K N Energy Class B preferred stock;

     - K N Energy shall have paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all sinking funds, if any, for the K N Energy Class B preferred stock of any series; and

     - K N Energy shall not be in default on any of its obligations to redeem any of the K N Energy Class B preferred stock.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of K N Energy, the holders of K N Energy Class B preferred stock of each series shall be entitled to receive, subject to the rights of the holders of shares of K N Energy Class A preferred stock, the full preferential amount fixed by K N Energy's articles of incorporation or any amendment thereto, or by the resolutions of the Board, including any arrearages in dividends thereof, before any distribution shall be made to the holders of shares of any stock junior to the K N Energy Class B preferred stock. In the event of any liquidation, dissolution or winding up, the holders of K N Energy Class B Junior Participating Series Preferred Stock shall be entitled to, subject to the prior rights of the holders of shares of K N Energy Class A preferred stock, an amount equal to the greater of (a) $1,000.00 per share or (b) an amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of K N Energy common stock, plus, in either case, an amount equal to accrued and unpaid dividends and distributions thereon.

     Redemption. Generally, K N Energy may, at the option of its Board, redeem the whole or any part of the K N Energy Class B preferred stock, or of any series thereof, at any time or from time to time within the period during which such stock is, according to K N Energy's articles of incorporation or any amendment thereto or the resolutions of K N Energy's Board, redeemable at the option of the Board, by paying such redemption price thereof as shall have been fixed by K N Energy's articles of incorporation or any amendment thereto or by the resolutions of K N Energy's Board. K N Energy may not, however, redeem any shares of K N Energy Class B Junior Participating Series Preferred Stock.

     Restrictions on Certain Actions. K N Energy will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of K N Energy Class B preferred stock then outstanding:

     - amend, alter or repeal any of the provisions of its articles of incorporation or bylaws so as to adversely affect the voting powers, rights or preferences of the holders of any shares of K N Energy Class B preferred stock;

     - create any other class or classes of stock or any security convertible into, or exchangeable for or evidencing the right to purchase any stock of a class ranking on parity with the K N Energy Class B preferred stock either as to dividends or upon liquidation;

     - create any class or classes of stock ranking prior to the K N Energy Class B preferred stock; or

     - merge or consolidate with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock ranking prior to the K N Energy Class B preferred stock and no securities which are convertible or exchangeable into stock ranking prior to the K N Energy Class B preferred stock (with certain exceptions).

     In addition, K N Energy will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of any series of K N Energy Class B preferred stock then outstanding, amend, alter or repeal any of the provisions of its articles of incorporation or any amendment thereto or of the resolutions of its Board so as to adversely affect the powers, preferences or rights of the holders of any shares of K N Energy Class B preferred stock of such series (unless prior to the effectiveness of the event, provision has been made for the redemption of all shares of such series).

     Voting Rights. Generally, each holder of shares of K N Energy Class B preferred stock shall have the right to vote upon a share-for-share basis with the holders of shares of K N Energy common stock on all matters upon which the holders of shares of K N Energy common stock are entitled to vote unless otherwise provided for in resolutions of the K N Energy Board creating such series.

     The holders of shares of Class B Junior Participating Series Preferred Stock shall specifically be entitled to, subject to adjustment in certain events of a non-payment of dividends, 1,000 votes per share on all matters submitted to a vote of the K N Energy stockholders.

ANTI-TAKEOVER PROVISIONS

     The K N Energy articles of incorporation and bylaws contain provisions that may have the effect of discouraging persons from acquiring large blocks of K N Energy capital stock or delaying or preventing a change in control of K N Energy. The material provisions which may have such an effect are:

     - classification of the K N Energy Board into three classes with the term of only one class expiring each year;

     - the removal of directors only for cause or by unanimous vote of the remaining members of the K N Energy Board;

     - the limitation of the number of directors to a minimum of nine and a maximum of 15, with the exact number to be determined by the K N Energy Board;

     - increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the three preceding provisions to two-thirds of the outstanding common stock of K N Energy;

     - the filling of any vacancy on the K N Energy Board by the remaining directors then in office;

     - the requirement that certain business combinations or transactions involving K N Energy and any beneficial owner of more than 5% of the outstanding voting stock of K N Energy be approved by holders of at least two-thirds of the outstanding voting stock of K N Energy, including those held by such beneficial owner, unless the business combination or transaction is (a) approved by the K N Energy Board before such beneficial owner became a holder of more than 5% of K N's outstanding voting stock, (b) approved by sufficient members of the K N Energy Board to constitute a majority of the members of the full K N Energy Board in office prior to the time such beneficial owner became a holder of more than 5% of K N Energy's voting stock or (c) with an entity of which a majority of the outstanding shares of voting stock is owned by K N Energy and its subsidiaries;

     - increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the preceding provision to two-thirds or more of the then outstanding shares of voting stock of K N Energy;

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     - the requirement that certain business combinations or transactions involving K N Energy and any beneficial owner of 10% or more of the outstanding voting stock of K N Energy be approved by holders of at least 80% of the outstanding voting stock of K N Energy, including those held by such beneficial owner, unless (a) the business combination or transaction is approved by three-fourths of the members of the K N Energy Board then in office who are not associated with or related to anyone who beneficially owns, and do not themselves beneficially own, 10% or more of K N Energy's voting stock or (b) certain conditions relating generally to the fairness of the price to be received by stockholders of K N Energy in such business combination or transaction are satisfied;

     - increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the preceding provision to 80% or more of the outstanding K N Energy voting stock unless approved by an affirmative vote of three-fourths of the members of the K N Energy Board then in office who are not associated with or related to anyone who beneficially owns, and do not themselves own, 10% or more of K N Energy's voting stock;

     - certain procedural requirements for stockholder nominations to the K N Energy Board;

     - the requirement that special meetings of stockholders may only be called by stockholders owning 51% or more of the outstanding voting stock of K N Energy, by a majority of the K N Energy Board, the Chairman of the Board or the President of K N Energy;

     - a provision permitting the K N Energy Board to alter or repeal the K N Energy bylaws; and

     - authorization for the K N Energy Board to issue K N Energy preferred stock and to fix the powers, preferences and rights thereof.

K N ENERGY RIGHTS AGREEMENT

     On August 17, 1995, the K N Energy Board declared a dividend of one preferred share purchase right with respect to each outstanding share of common stock. The description and terms of the K N Energy rights are set forth in a rights agreement, dated as of August 21, 1995, by and between K N Energy and First Chicago Trust Company of New York, as successor rights agent, a copy of which is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part. The K N Energy rights are designed to assure that all of K N Energy's stockholders receive fair and equal treatment in the event of any proposed takeover of K N Energy and to guard against partial tender offers, open market accumulations and other abusive tactics that may be deployed to gain control of K N Energy. The rights will result in substantial dilution of the stock of any person or group that acquires 20% or more of K N Energy's stock on terms not approved by the K N Energy Board. As required by the merger agreement, K N Energy has amended its rights agreement recently so that the rights will not be triggered upon completion of the merger and so that Mr. Kinder and Morgan Associates will not be acquiring persons under the rights agreement.

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           COMPARISON OF RIGHTS OF HOLDERS OF K N ENERGY COMMON STOCK
                         AND KINDER MORGAN COMMON STOCK

     The following is a summary of the material differences between the rights of holders of K N Energy common stock and the rights of holders of Kinder Morgan common stock. K N Energy is organized under the laws of the State of Kansas and Kinder Morgan is organized under the laws of the State of Delaware, resulting in differences between the respective state laws and various provisions of their respective certificate or articles of incorporation and bylaws. Upon completion of the merger, holders of Kinder Morgan common stock will become stockholders of K N Energy (except to the extent any such holders may be compensated through the exercise of appraisal rights), at which time their rights will be governed by Kansas law, the K N Energy articles of incorporation and the K N Energy bylaws.

     This summary is not intended to be an exhaustive or detailed description of the provisions discussed. The summary is qualified in its entirety by reference to the Kansas General Corporation Code, the Delaware General Corporation Law, the respective charters and bylaws of K N Energy and Kinder Morgan and the rights agreement adopted by K N Energy. See "Description of K N Energy Capital Stock" for a summary of a number of other rights relating to K N Energy common stock and the K N Energy rights agreement.

     All material differences that may affect the rights and interests of stockholders of K N Energy and Kinder Morgan are as follows:

     Authorized Capital Stock. The authorized capital stock of K N Energy is 152,200,000 shares which includes 150,000,000 shares of common stock, par value $5.00, 200,000 shares of Class A preferred stock, no par value, and 2,000,000 shares of Class B preferred stock, no par value.

     The authorized capital stock of Kinder Morgan is 50,000 shares, which includes 25,000 shares of Class A common stock, par value $0.01, and 25,000 shares of Class B common stock, par value $0.01.

     Number of Directors. Under Kansas law, a corporation's board will consist of at least one member. The number of directors must be set forth in either the bylaws or the articles of incorporation.

     The K N Energy articles of incorporation provide that the K N Energy Board will consist of between 9 and 15 members, with the exact number to be fixed by the bylaws. The K N Energy bylaws provide that its Board shall consist of 15 members. However, due to three unfilled vacancies, the K N Energy Board currently consists of 12 directors. Upon the completion of the merger, the bylaws will be amended to decrease the number of directors from 15 to 10.

     Delaware law permits the certificate of incorporation or the bylaws to govern the number and terms of directors. However, if the certificate of incorporation fixes the number of directors, such number may not be changed without amending the certificate of incorporation.

     The Kinder Morgan certificate of incorporation provides that the number of directors to constitute the Kinder Morgan Board shall be fixed by the bylaws, and the Kinder Morgan bylaws provide that its Board shall be comprised of not less than one and not more than nine members, the exact number to be determined by the stockholders from time to time. The Kinder Morgan Board currently consists of two members.

     Classified Board. Kansas law provides that the board may be divided into one, two or three classes. The number of classes must be stated in either the articles of incorporation, the initial bylaws, or bylaws adopted by a vote of the stockholders.

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

     The K N Energy articles of incorporation and bylaws provide for the K N Energy Board to be divided into three classes of directors, as equal in number as possible. Each class of K N Energy directors holds office from the time of election until the third annual meeting following the election of such class.

     Delaware law permits the certificate of incorporation or the bylaws to provide that directors be divided into up to three classes, with the term of office of each class of directors expiring in successive years.

     Neither the Kinder Morgan certificate of incorporation nor the Kinder Morgan bylaws provide for the Kinder Morgan Board to be divided into classes.

     Vacancies on the Board. Kansas law provides that, unless the governing documents control the filling of vacancies and newly created directorships, these positions may be filled by a majority of the directors then in office (although less than a quorum) or by a sole remaining director. If the articles of incorporation allow any class or classes of stock to elect one or more directors, vacancies and newly created directorships within any class may be filled by a majority of the remaining directors elected by that class or by the sole remaining director of that class. If a corporation has no directors in office, then any officer or any stockholder or any person or entity responsible for a stockholder may call a special meeting of stockholders, or may apply to the district court for a decree ordering an election as provided in K.S.A. 17-6501.

     If the articles of incorporation allow any class or classes of stock to elect one or more directors and there are no directors in office for a class, then any officer or any stockholder of that class or any person or entity responsible for a stockholder of that class may call a special meeting of stockholders of that class, or may apply to the district court for a decree ordering an election, as provided in K.S.A. 17-6501.

     The K N Energy bylaws provide that vacancies on the K N Energy Board will be filled by a vote of the majority of the remaining directors, though less than a quorum, or by the sole remaining director.

     Under Delaware law, a majority of the directors then in office, though less than a quorum, may fill vacancies and newly-created directorships. However, Delaware law also provides that, if the directors then in office constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding entitled to vote for directors, order an election to be held to fill any such vacancy or newly created directorship.

     The Kinder Morgan bylaws provide that vacancies on the Kinder Morgan Board and newly created directorships may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director.

     Removal of Directors. As a general rule, Kansas law provides that any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

     - Unless the articles of incorporation otherwise provide, if a board is classified, stockholders may remove directors only for cause; or

     - If there is cumulative voting for directors and less than the entire board is to be removed, the stockholders may not remove a director without cause if the votes cast against such director's removal are sufficient to elect such director if cumulatively voted at an election of the entire

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       board or, if there are classes of directors, then at an election of the class of directors of which such director is a part.

     The K N Energy articles of incorporation and bylaws provide, subject to the rights of the holders of K N Energy preferred stock, that a K N Energy director may be removed from office:

     - by the stockholders of K N Energy only for cause; or

     - by unanimous vote of the other directors then in office either with or without cause.

     The K N Energy articles provide that a director may be removed for "cause" if the director has been convicted of a felony or has been adjudged to be liable for negligence or misconduct in his performance of his duty to K N Energy, in either case, by a court of competent jurisdiction and such conviction or finding of negligence or misconduct is no longer subject to direct appeal. The foregoing provisions cannot be altered, amended or repealed without the affirmative vote of the holders of two-thirds of the outstanding voting securities of K N Energy.

     Delaware law provides that the holders of a majority of the shares entitled to vote at any election of directors, or, in the case of class voting, the holders of a majority of the shares of that class may remove any director or the entire board, with or without cause, except in the case of a corporation with a classified board. If a Delaware corporation has a classified board, stockholders may remove a director or directors only for cause, unless the certificate of incorporation otherwise provides. The Kinder Morgan certificate of incorporation does not provide for a classified board.

     Action by Written Consent of Stockholders. Kansas law provides that, unless otherwise provided in the articles of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent.

     The K N Energy bylaws provide that any action permitted or required to be taken at a special or annual meeting of stockholders of K N Energy may be taken by the written consent of all the stockholders entitled to vote upon an action if the contemplated meeting were actually held.

     Under Delaware law, unless the certificate of incorporation provides otherwise, and under the Kinder Morgan bylaws, stockholders may take any action without a meeting, without prior notice and without a vote, if the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted sign a written consent setting forth the action taken.

     Special Meetings of Stockholders. Kansas law permits special meetings of stockholders to be called by the board and such other persons, including stockholders, as provided in the articles of incorporation or bylaws.

     The K N Energy bylaws provide that a special meeting of the stockholders of K N Energy may be called for any purpose by either:

     - the chairman of the board, the president or the K N Energy Board; or

     - the president or secretary upon written request of either a majority of the directors or stockholders owning at least 51% of the issued and outstanding shares entitled to vote.

     Delaware law provides that the board of directors or such person or persons authorized in the corporation's certificate of incorporation or bylaws may call a special meeting of stockholders.

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

     The Kinder Morgan bylaws provide that special meetings of Kinder Morgan stockholders may be called:

     - by or at the direction of the president;

     - by the Kinder Morgan Board; or

     - by the holders of not less than one-fifth of all of the outstanding shares of the corporation entitled to vote at such meeting.

     Amendment of Articles. Under both Kansas law and Delaware law, a corporation's board and its stockholders may amend the corporation's articles of incorporation if:

     - the board sets forth the proposed amendment in a resolution, declares the advisability of the amendment, and directs that it be submitted to a vote at a meeting of stockholders; and

     - the holders of at least a majority of shares of stock entitled to vote thereon approve the amendment, unless the articles require the vote of a greater number of shares.

     The K N Energy articles of incorporation provide that the following provisions may not be amended, altered, or repealed without the affirmative vote of the holders of not less than two-thirds of the outstanding shares of all K N Energy securities entitled to vote:

     - the number, election, and classification of the K N Energy Board;

     - the supermajority vote requirement for certain mergers or consolidations;

     - the Board's exclusive power to adopt, alter or repeal the K N Energy bylaws;

     - the supermajority vote required for liquidation and dissolution; and

     - the amendment provision of the K N Energy articles of incorporation.

     The Kinder Morgan certificate of incorporation does not require a supermajority vote with regard to any amendment of the Kinder Morgan certificate of incorporation.

     Adoption, Amendment or Repeal of Bylaws. Under Kansas law and Delaware law, holders of a majority of the voting power of a corporation and, when provided in the articles of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.

     The K N Energy bylaws provide that the bylaws may be altered or repealed by the K N Energy Board at any regular or special meeting as long as notice of the proposed change is provided for the special meeting.

     The Kinder Morgan bylaws provide that the bylaws may be altered or repealed, or new bylaws may be adopted, by the Kinder Morgan Board or by a vote of stockholders owning a majority of shares entitled to be voted. Notice of any change of the bylaws by the Kinder Morgan Board must be given to each stockholder having voting rights within 10 days after the date of such action by the Kinder Morgan Board.

     Notice of Stockholder Proposals and Nomination of Directors. The K N Energy bylaws provide that a stockholder may properly bring business before the annual meeting if the stockholder:

     - is a stockholder of record at the time of giving notice;

     - is entitled to vote at the annual meeting; and

     - properly complies with the notice procedures.
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

     Written notice must be given to K N Energy's corporate secretary not less than 40 days prior to the meeting. The K N Energy bylaws require that a stockholder's written notice include:

     - a brief description of the business to be brought before the meeting;

     - the name and address of such stockholder as they appear on K N Energy's books;

     - the class and number of shares that are beneficially owned by the stockholder; and

     - a description of any material interest the stockholder may have in such proposal.

     If the proposal relates to the nomination of a candidate for election to the K N Energy Board, the stockholder's notice must also set forth as to each person whom the stockholder proposes to nominate:

     - the name, age, business address and residence address of the nominee;

     - the principal occupation or employment of the nominee;

     - the number of shares of K N Energy capital stock beneficially owned by the nominee;

     - any other information relating to the nominee that would be required to be disclosed in a proxy statement made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act; and

     - a consent signed by the nominee stating that he or she will serve as a director if elected.

     Neither the Kinder Morgan certificate of incorporation nor the Kinder Morgan bylaws contain any provision regarding advance notice of nominations of persons for election to the Kinder Morgan Board or submission of other business to be considered at a meeting of Kinder Morgan stockholders.

     Voting Rights in Connection with Certain Business Combinations. Pursuant to Kansas law and Delaware law, a merger agreement, consolidation or a disposition of all or substantially all of a corporation's assets must be adopted by a resolution of the board and approved by a majority of the outstanding shares of voting stock, subject to certain exceptions.

     The State of Kansas has a statute in addition to the Kansas General Corporation Code, and K N Energy has two provisions in its articles of incorporation, that apply to certain business combinations. The statute and articles provisions are summarized below, although none of them are relevant to the merger, either because an exemption applies, in the case of the statute, or Kinder Morgan and its subsidiaries do not own sufficient shares of K N Energy common stock, in the case of the articles provisions.

     The Kansas Control Share Acquisition Act applies to public corporations incorporated in Kansas that have certain other connections with the state. The Kansas Control Share Acquisition Act applies to the acquisition of "control shares" in Kansas public corporations. "Control shares" are shares that, in the absence of the Act, would have voting power with respect to shares of an issuing public corporation that, when added to other shares of the same corporation owned or controlled by a person, would entitle that person immediately after acquisition of the shares to exercise voting power of the corporation, in the election of directors, within any of the following ranges of voting power:

     - one-fifth or more but less than one-third of all the voting power;

     - one-third or more but less than a majority of all the voting power; or

     - a majority or more of all voting power.

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

     "Control share acquisition" means the acquisition, directly or indirectly, of the power to vote the issued and outstanding control shares. In the event of a control share acquisition, the acquiring person will have no voting rights for those shares unless a resolution is approved by both:

     - a majority of all outstanding shares entitled to vote in the election of directors voting by class if required by the terms of the shares; and

     - a majority of all outstanding shares entitled to vote in the election of directors, voting by class if required by the terms of the shares, excluding all interested shares.

     Article Seventh of the K N Energy articles of incorporation requires that the following business combinations, involving interested persons who own more than 5% of the outstanding securities of K N Energy, must be approved by the affirmative vote of at least two-thirds of all the outstanding shares of voting stock:

     - the adoption of any agreement for the merger or consolidation of K N Energy with or into any other person owning more than 5% of the outstanding voting securities of K N Energy;

     - the authorization of any sale, lease, exchange, mortgage, pledge or other disposition of all, or substantially all, or any substantial part (with a value greater than $5.0 million) of the assets of K N Energy or any of its subsidiaries to any other person owning more than 5% of the outstanding voting securities of K N Energy; or

     - the authorization of the issuance or transfer by K N Energy of any substantial amount (with a value greater than $5.0 million) of securities of K N Energy in exchange for the securities or assets of any other person owning more than 5% of the outstanding voting securities of K N Energy.

     The special vote requirements will not be applicable if the business combination satisfies either of the following two conditions:

     - the K N Energy Board has approved the business combination either:

        (a) prior to the time the interested person became an interested person, or

        (b) by a majority of disinterested directors; or

     - a majority of the outstanding shares of all classes of stock then entitled to vote at a meeting of stockholders of the interested person is owned by K N Energy and its subsidiaries.

     The K N Energy Board has the power and duty to determine whether Article Seventh applies to a transaction. The special vote requirements applicable to an interested person transaction cannot be altered, amended or repealed without the affirmative vote of at least two-thirds of the outstanding voting securities of K N Energy.

     Article Thirteenth of the K N Energy articles of incorporation provides that the following business combinations, involving interested persons who own more than 10% of the outstanding securities of K N Energy, require the affirmative vote of 80% of the outstanding voting securities:

     - the adoption of any agreement for the merger or consolidation of K N Energy with or into any other person owning 10% or more of the outstanding voting securities of K N Energy;

     - the authorization of any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all, or substantially all, or any substantial part (with a value greater than $5.0 million) of the assets of K N Energy or any of its subsidiaries to any other person owning 10% or more of the outstanding voting securities of K N Energy;

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     - the authorization of the issuance or transfer by K N Energy of any substantial amount (with a value greater than $5.0 million) of securities of K N Energy in exchange for the securities or assets of any other person owning 10% or more of the outstanding voting securities of K N Energy; or

     - the authorization of any recapitalization of K N Energy or any of its subsidiaries, or merger or consolidation of K N Energy with any of its subsidiaries, which has the effect, directly or indirectly, of increasing the proportionate interest of a 10% stockholder in the outstanding voting securities of any class of K N Energy or any of its subsidiaries.

     The K N Energy Board will have the power and duty to determine whether Article Thirteenth applies to a transaction. These special voting requirements will not apply if the proposal:

     - has been approved by three-fourths of the non-interested members of the K N Energy Board; or

     - certain minimum price, form of consideration and procedural requirements are satisfied.

     The special vote requirements applicable to these transactions cannot be altered, amended or repealed without the affirmative vote of 80% or more of the outstanding K N Energy voting securities entitled to vote in elections of directors, unless approved by an affirmative vote of three-fourths of the non-interested members of the K N Energy Board.

     The State of Delaware has no statute analogous to the Kansas Control Share Acquisition Act, and the Kinder Morgan certificate of incorporation and bylaws do not have anti-takeover provisions analogous to those of K N Energy.

     Preemptive Rights. Kansas law and Delaware law provide that no stockholder will have any preemptive rights to purchase additional securities of the corporation unless the articles of incorporation expressly grant such right.

     The K N Energy articles of incorporation do not provide for preemptive rights.

     The Kinder Morgan certificate of incorporation provides that certain holders of Kinder Morgan stock may have certain contractual preemptive rights or rights of refusal to subscribe to and purchase certain additional issues of capital stock or other securities convertible into or exchangeable for Kinder Morgan stock, as set forth from time to time in a stockholders agreement between Kinder Morgan and certain stockholders of Kinder Morgan.

     Appraisal/Dissenters' Rights. Kansas law allows for appraisal rights for any record holder of stock in the event of a merger or consolidation. In order to be entitled to appraisal rights, a stockholder must:

     - object in writing prior to the vote;

     - not vote in favor of the merger or consolidation or solely own shares not entitled to vote thereon; and

     - comply with certain Kansas General Corporation Code statutory provisions.

     Under Kansas law, K N Energy stockholders are not entitled to appraisal rights with respect to the merger.

     Generally, under Delaware law, stockholders have the right to demand and receive payment in cash of the fair value of their stock, as appraised pursuant to judicial proceedings, in lieu of the consideration such stockholder would otherwise receive in the event of a merger or consolidation in

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such transaction. However, except as otherwise provided by Delaware law, a stockholder does not have appraisal rights in connection with a merger or consolidation or in the case of a disposition if:

     - the shares of such corporation are listed on a national securities exchange, designated as a national market system security by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders; or

     - such corporation will be the surviving corporation of the merger and Delaware law does not require a vote of the stockholders of the surviving corporation to approve such merger.

     However, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the terms of an agreement of merger or consolidation require such stockholder to accept in exchange for his shares anything other than:

     - shares of stock of the corporation surviving or resulting from such merger or consolidation;

     - shares of any other corporation that at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security by the NASD or held of record by more than 2,000 stockholders; or

     - cash in lieu of fractional shares.

     Rights Agreements. In August 1995, K N Energy adopted a rights agreement. See "Description of K N Energy Capital Stock -- K N Energy Rights Agreement." Kinder Morgan has not adopted a rights agreement.

     Distribution of Assets upon Liquidation/Dissolution. Kansas law and Delaware law provide that a corporation may dissolve upon majority approval of the board and an affirmative vote of a majority of the outstanding voting shares. If upon dissolution a balance remains after the payments of a corporation's debts and expenses, that balance shall be distributed to the stockholders. Kansas law and Delaware law permit a corporation, either in its articles of incorporation or in the resolution providing for a particular stock issuance, to provide holders of preferred stock with preference upon dissolution.

     The K N Energy articles of incorporation require a two-thirds vote of all the securities entitled to vote in order to dissolve. Upon liquidation and dissolution, the holders of K N Energy preferred stock would have certain preference rights.

     The Kinder Morgan certificate of incorporation does not contain a supermajority voting requirement with respect to votes on dissolution, and Kinder Morgan does not have any authorized preferred stock.

                             STOCKHOLDER PROPOSALS

     Stockholder proposals for inclusion in proxy materials for K N Energy's 2000 Annual Meeting of Stockholders should be submitted by the stockholder to the Secretary of K N Energy in writing and received at the executive offices of K N Energy by November 16, 1999. The K N Energy bylaws require that a stockholder's written notice include: (1) a brief description of the business desired to be brought; (2) the name and record address of such stockholder as they appear on K N Energy's books; (3) the class and number of shares that are beneficially owned by the stockholder; and (4) a description of any material interest the stockholder may have in the proposal. Such proposals must also meet the other requirements of the rules of the SEC relating to stockholders' proposals.

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                                 LEGAL MATTERS

     Polsinelli, White, Vardeman and Shalton, Kansas City, Missouri, special Kansas counsel to K N Energy, will pass upon the validity of the shares of K N Energy common stock to be issued in connection with the merger.

     Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C., special counsel to K N Energy, has passed and will pass on the material federal income tax consequences of the merger to the stockholders of K N Energy. Bracewell & Patterson, L.L.P., Houston, Texas, special counsel to Kinder Morgan, has passed and will pass on the material federal income tax consequences of the merger to the stockholders of Kinder Morgan.

                                    EXPERTS

     The consolidated financial statements and schedule of K N Energy and its subsidiaries as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, incorporated in this joint proxy statement/prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of MidCon Corp. and its subsidiaries as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated in this joint proxy statement/prospectus by reference to K N Energy's Current Report on Form 8-K/A filed with the SEC on February 12, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of Kinder Morgan and its subsidiary as of December 31, 1998 and 1997 and for the period from February 14, 1997 to December 31, 1997 and for the year ended December 31, 1998, included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Enron Liquids Pipeline Company Inc. as of and for the year ended December 31, 1996, and for the period ended February 14, 1997, included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Kinder Morgan Energy Partners and its subsidiaries as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998, included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Kinder Morgan Energy Partners and its subsidiaries for the year ended December 31, 1996 and included in this joint proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     Representatives of Arthur Andersen LLP are expected to be present at the K N Energy special meeting. Such representatives will have an opportunity to make statements if they desire to do so, and such representatives are expected to be available to respond to appropriate questions.

                           FORWARD-LOOKING STATEMENTS

     This joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of our companies set forth under:

     - "Summary," "Selected Historical and Unaudited Pro Forma Combined Financial Data," "The Merger -- Background of the Merger,"
       "-- Recommendation of the K N Energy Board; K N Energy's Reasons for the Merger," "-- Recommendation of the Kinder Morgan Board; Kinder Morgan's Reasons for the Merger," "-- Opinions of Financial Advisors to K N Energy," "Unaudited Pro Forma Combined Financial Statements," "Kinder Morgan Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Kinder Morgan, Inc."; and

     - "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in K N Energy's Annual Reports on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in K N Energy's Quarterly Reports on Form 10-Q, in each case incorporated by reference into this joint proxy statement/prospectus.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of our companies may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future including, among others, the ability to achieve synergies and revenue growth, national, international, regional and local economic, competitive and regulatory conditions and developments, technological developments, capital market conditions, inflation rates, interest rates, the political and economic stability of oil producing nations, energy markets, weather conditions, business and regulatory or legal decisions, the pace of deregulation of retail natural gas and electricity, the timing and extent of changes in commodity prices for oil, natural gas, natural gas liquids, electricity and certain agricultural products, the timing and success of business development efforts, and other uncertainties, all of which are difficult to predict and many of which are beyond our control. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     Stockholders should understand that the following important factors, in addition to those discussed elsewhere in this joint proxy statement/prospectus or in the documents which are incorporated by reference into this joint proxy statement/prospectus, could affect the future results of the combined company and could cause results to differ materially from those expressed in such forward-looking statements:

     - K N Energy may encounter greater than expected costs or difficulties related to the integration of K N Energy's and Kinder Morgan's businesses;

     - K N Energy may be unable to retain key personnel of the combined company after the merger;

     - K N Energy may be unable to adapt to changes in the competitive environment in the natural gas and electric industries and, in particular, to anticipated increased competition in the Chicago natural gas market from Canadian pipeline operators;

     - changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies may adversely affect K N Energy's business or ability to compete;

     - K N Energy's indebtedness could make K N Energy vulnerable to general adverse economic and industry conditions, limit K N Energy's ability to borrow additional funds, place K N Energy at a competitive disadvantage compared to its competitors that have less debt or have other adverse consequences;

     - commodity risk in the natural gas processing business;

     - weather risks for the local distribution companies, intrastate pipelines and interstate pipelines of K N Energy;

     - other risks and uncertainties as may be detailed from time to time in K N Energy's public announcements and SEC filings;

     - price trends and overall demand for natural gas liquids, refined petroleum products, carbon dioxide, and coal in the United States. Economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demand;

     - if the Federal Energy Regulatory Commission or the California Public Utilities Commission changes the tariff rates applicable to Kinder Morgan Energy Partners' pipelines;

     - Kinder Morgan's ability and Kinder Morgan Energy Partners' ability to integrate any acquired operations into K N Energy's existing operations;

     - if railroads experience difficulties or delays in delivering products to Kinder Morgan Energy Partners' bulk terminals;

     - Kinder Morgan's ability and Kinder Morgan Energy Partners' ability to successfully identify and close strategic acquisitions and make cost saving changes in operations; and

     - shut-downs or cutbacks at major refineries, petrochemical plants, utilities, military bases or other businesses that use Kinder Morgan Energy Partners' services.

     In addition, Kinder Morgan Energy Partners' classification as a partnership for federal income tax purposes means that generally it does not pay federal income taxes on its net income. Kinder Morgan Energy Partners does, however, pay taxes on the net income of subsidiaries that are corporations. Kinder Morgan Energy Partners relies on a legal opinion from its counsel, and not a ruling from the IRS, as to its proper classification for federal income tax purposes. If Kinder Morgan Energy Partners were to be classified as a corporation for tax purposes, its tax payment would decrease the amount of cash available for distribution to its partners, including Kinder Morgan G.P., thus limiting the ability of Kinder Morgan G.P. to make distributions to Kinder Morgan and for Kinder Morgan, in turn, to make distributions to K N Energy.

                                    RESALES

     This joint proxy statement/prospectus, as may be supplemented or amended, as required, may be used by Mr. Kinder and his affiliates and by Morgan Associates and its affiliates in connection with any sales by them of shares of K N Energy common stock acquired in the merger. Such shares may be sold in transactions on the NYSE and the over-the-counter market and in negotiated transactions. Currently, neither Mr. Kinder nor Morgan Associates plans to dispose of any such shares.

                      WHERE YOU CAN FIND MORE INFORMATION

     K N Energy and Kinder Morgan Energy Partners file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that K N Energy and Kinder Morgan Energy Partners file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. K N Energy's and Kinder Morgan Energy Partners' SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." You may access additional information about K N Energy at the web site that it maintains at "http://www.kne.com."

     K N Energy filed a registration statement on Form S-4 to register with the SEC the K N Energy common stock to be issued to Kinder Morgan stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of K N Energy in addition to being our joint proxy statement for the special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows K N Energy to "incorporate by reference" information into this joint proxy statement/prospectus, which means that K N Energy can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that K N Energy has previously filed with the SEC. These documents contain important information about K N Energy and its finances.

K N ENERGY SEC FILINGS (FILE NO. 1-6446)              PERIOD
----------------------------------------              ------
Annual Report on Form 10-K                Year ended December 31, 1998.
Quarterly Reports on Form 10-Q            Quarters ended March 31, 1999
                                            and June 30, 1999.
Current Report on Form 8-K                Report filed February 23,
                                          1999.
Current Report on Form 8-K                Report filed April 2, 1999.
Current Report on Form 8-K                Report filed April 16, 1999.
Current Report on Form 8-K                Report filed June 21, 1999.
Current Report on Form 8-K                Report filed July 14, 1999.
Registration Statement on Form 8-A        Filed on August 31, 1995.

     K N Energy is also incorporating by reference additional documents that it may file with the SEC between the date of this joint proxy statement/prospectus and the date of its special meeting.

     K N Energy has supplied all such information contained or incorporated by reference in this joint proxy statement/prospectus relating to K N Energy and Kinder Morgan has supplied all information contained in this joint proxy statement/prospectus relating to Kinder Morgan, Kinder Morgan G.P. and Kinder Morgan Energy Partners.

     If you are a K N Energy stockholder, K N Energy may have sent you some of the documents incorporated by reference, but you can obtain any of them through K N Energy or the SEC. Documents incorporated by reference are available from K N Energy without charge, excluding all exhibits unless K N Energy has specifically incorporated by reference an exhibit in this joint proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from K N Energy at the following address:

    K N Energy, Inc.
     Attention: Investor Relations
     370 Van Gordon Street
     P.O. Box 281304
     Lakewood, Colorado 80228-8034
     Telephone: (303) 989-1740

     If you would like to request documents from K N Energy, please do so by September 21, 1999 to receive them before the K N Energy special meeting or the Kinder Morgan special meeting.

     You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the merger, the share issuance and the name change proposals, as applicable. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated August 23, 1999. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than August 23, 1999, and neither the mailing of the joint proxy statement/prospectus to stockholders nor the issuance of K N Energy common stock in the merger shall create any implication to the contrary.

            INDEX TO KINDER MORGAN AND KINDER MORGAN ENERGY PARTNERS
                              FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Kinder Morgan, Inc. Consolidated Financial Statements:
  Report of Independent Accountants.........................   F-2
  Report of Independent Accountants.........................   F-3
  Consolidated Balance Sheets...............................   F-4
  Consolidated Statements of Income.........................   F-5
  Consolidated Statements of Stockholders' Equity...........   F-6
  Consolidated Statements of Cash Flows.....................   F-7
  Notes to Consolidated Financial Statements................   F-8
Kinder Morgan Energy Partners, L.P. Consolidated Financial
  Statements:
  Report of Independent Accountants.........................   F-15
  Report of Independent Public Accountants..................   F-16
  Consolidated Balance Sheets...............................   F-17
  Consolidated Statements of Income.........................   F-18
  Consolidated Statements of Partners' Capital..............   F-19
  Consolidated Statements of Cash Flows.....................   F-20
  Notes to Consolidated Financial Statements................   F-21

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Kinder Morgan, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Kinder Morgan, Inc. and its subsidiary (the Company) at December 31, 1997 and 1998 and the results of their operations and their cash flows for the period from February 14, 1997 to December 31, 1997 and for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Houston, Texas
March 31, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Kinder Morgan, Inc.

     In our opinion, the accompanying statements of income and of cash flows of Enron Liquids Pipeline Company present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 1996 and the period from January 1, 1997 to February 14, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Houston, Texas
May 10, 1999

                              KINDER MORGAN, INC.

                          CONSOLIDATED BALANCE SHEETS
         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)

                                     ASSETS

                                                         DECEMBER 31,         JUNE 30, 1999
                                                     --------------------     -------------
                                                      1997         1998        (UNAUDITED)
                                                     -------     --------     -------------
Current assets:
  Cash and cash equivalents........................  $   165     $ 13,873       $  6,092
  Accounts receivable -- related party (Note 8)....      510       13,645          7,389
  Prepaid expenses.................................      283        1,126          3,081
                                                     -------     --------       --------
          Total current assets.....................      958       28,644         16,562
Investment in Partnership..........................   22,300       41,959         43,858
Deferred charges and other assets..................    1,089        3,679          6,692
                                                     -------     --------       --------
          Total assets.............................  $24,347     $ 74,282       $ 67,112
                                                     =======     ========       ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable.................................  $   291     $  1,387       $  2,214
  Accrued liabilities (Note 8).....................      641       13,634          8,504
  Accrued taxes....................................      948        1,556             --
                                                     -------     --------       --------
          Total current liabilities................    1,880       16,577         10,718
Long-term debt.....................................    2,500      100,000        148,600
Deferred income taxes..............................      185
Other liabilities and deferred credits.............       --           --            315
                                                     -------     --------       --------
          Total liabilities........................    4,565      116,577        159,633
                                                     -------     --------       --------
Commitments and contingencies (Note 7)
Stockholders' equity:
  Series A Common Stock, par value $.01, 25,000
     shares authorized, 8,047 issued and
     outstanding...................................        *            *              *
  Series B Common Stock, par value $.01, 25,000
     shares authorized, 2,541 issued and
     outstanding...................................        *            *              *
  Additional paid-in capital.......................   18,144                     (92,521)
  Retained earnings (deficit)(Note 9)..............    1,638      (42,295)
                                                     -------     --------       --------
          Total stockholders' equity (deficit).....   19,782      (42,295)       (92,521)
                                                     -------     --------       --------
          Total liabilities and stockholders'
             equity................................  $24,347     $ 74,282       $ 67,112
                                                     =======     ========       ========

------------

* Rounds to zero.

  The accompanying notes are an integral part of these consolidated financial statements.

                              KINDER MORGAN, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                   PREDECESSOR (NOTE 1)
                                ---------------------------
                                               PERIOD FROM    PERIOD FROM
                                                JANUARY 1,    FEBRUARY 14,
                                 YEAR ENDED      1997 TO        1997 TO       YEAR ENDED     SIX MONTHS       SIX MONTHS
                                DECEMBER 31,   FEBRUARY 14,   DECEMBER 31,   DECEMBER 31,       ENDED           ENDED
                                    1996           1997           1997           1998       JUNE 30, 1998   JUNE 30, 1999
                                ------------   ------------   ------------   ------------   -------------   --------------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND
                                                NUMBER OF SHARES AMOUNTS)                            (UNAUDITED)
Partnership income............     $1,886        $   234        $ 4,577       $  37,575        $15,302        $  28,470
                                   ------        -------        -------       ---------        -------        ---------
Operating expenses:
  Depreciation and
     amortization expense.....        182             21             67             603             11              513
  General and administrative
     expenses.................      2,658            332          1,025             877            212              404
                                   ------        -------        -------       ---------        -------        ---------
          Total operating
             expenses.........      2,840            353          1,092           1,480            223              917
                                   ------        -------        -------       ---------        -------        ---------
Operating income (loss).......       (954)          (119)         3,485          36,095         15,079           27,553
Other income (expense):
  Interest expense............         --             --           (831)         (4,507)          (582)          (4,437)
  Interest income.............      4,492            740             49             740            162              128
  Other, net..................        (21)            --             --              --             --               --
                                   ------        -------        -------       ---------        -------        ---------
Income before tax.............      3,517            621          2,703          32,328         14,659           23,244
Income tax expense............        869          5,002          1,065          11,661          5,314            8,884
                                   ------        -------        -------       ---------        -------        ---------
Net income (loss).............     $2,648        $(4,381)       $ 1,638       $  20,667        $ 9,345           14,360
                                   ------        -------        -------       ---------        -------        ---------
Earnings (loss) per common
  share -- basic and
  diluted.....................     $ 2.65        $ (4.38)       $154.70       $1,951.93        $882.60        $1,356.25
                                   ======        =======        =======       =========        =======        =========
Number of common shares used
  in calculation..............  1,000,000      1,000,000         10,588          10,588         10,588           10,588

  The accompanying notes are an integral part of these consolidated financial statements.

                              KINDER MORGAN, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                                       SERIES B
                                                SERIES A VOTING       NONVOTING       ADDITIONAL   RETAINED
                                                ----------------   ----------------    PAID-IN     EARNINGS
                                                SHARES   DOLLARS   SHARES   DOLLARS    CAPITAL     (DEFICIT)    TOTAL
                                                ------   -------   ------   -------   ----------   ---------   --------
Balance at February 14, 1997..................  1,160     $  *                         $      5                $      5
  Issuance of common stock....................  6,887        *     2,541     $  *         8,950                   8,950
  Contributed capital.........................                                            9,189                   9,189
Net income....................................                                                     $  1,638       1,638
                                                -----     ----     -----     ----      --------    --------    --------
Balance at December 31, 1997..................  8,047              2,541                 18,144       1,638      19,782
  Issuance of common stock....................
  Contributed capital.........................
  Dividends...................................                                          (18,144)    (64,600)    (82,744)
  Net income..................................                                                       20,667      20,667
                                                -----     ----     -----     ----      --------    --------    --------
Balance at December 31, 1998..................  8,047     $ --     2,541     $ --      $     --    $(42,295)   $(42,295)
                                                =====     ====     =====     ====      ========    ========    ========

------------

* Rounds to zero.

  The accompanying notes are an integral part of these consolidated financial statements.

                              KINDER MORGAN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                              PREDECESSOR (NOTE 1)
                                           ---------------------------
                                                          PERIOD FROM    PERIOD FROM
                                                           JANUARY 1,    FEBRUARY 14,                  SIX MONTHS    SIX MONTHS
                                            YEAR ENDED      1997 TO        1997 TO       YEAR ENDED      ENDED          ENDED
                                           DECEMBER 31,   FEBRUARY 14,   DECEMBER 31,   DECEMBER 31,    JUNE 30,      JUNE 30,
                                               1996           1997           1997           1998          1998          1999
                                           ------------   ------------   ------------   ------------   ----------   -------------
                                                                                                              (UNAUDITED)
Cash flows from operating activities: --
  Net income (loss)......................    $ 2,648        $(4,381)       $  1,638       $ 20,667      $  9,345      $ 14,360
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation and amortization........        182             21              67            603            11           513
    Distributions from investment in
      Partnership........................      2,604                          4,753         30,715         9,075        26,566
    Equity in earnings of Partnership....     (1,886)                        (4,577)       (37,575)      (15,302)      (28,470)
    Deferred income taxes and other......     (1,275)         4,381            (435)        (1,809)           --            --
    Changes in components of working
      capital:
      Accounts receivable................        366            828            (510)       (13,135)       (3,561)        6,256
      Prepaid expense....................         48             16            (283)          (843)       (2,431)       (1,868)
      Accounts payable...................        (29)          (145)            291            388         1,499           826
      Accrued liabilities................                                       641         12,993         3,407        (5,583)
      Accrued taxes......................         18           (103)            948            608           683        (1,807)
      Other, net.........................       (167)          (374)           (416)           621          (993)       (1,198)
                                             -------        -------        --------       --------      --------      --------
        Net cash provided by (used in)
          operating activities...........      2,509            243           2,117         13,233         1,733         9,594
                                             -------        -------        --------       --------      --------      --------
Cash flows from investing activities:
  Acquisition of business................         --             --         (21,745)            --            --            --
  Capital contributions to Partnership
    investments..........................         --           (223)           (732)       (12,487)      (11,737)           --
  (Increase) decrease in intercompany
    receivable from Enron................     (2,509)            --              --             --            --            --
  Property additions.....................         --            (20)             --             --         *
                                             -------        -------        --------       --------      --------      --------
        Net cash used in investing
          activities.....................     (2,509)          (243)        (22,477)       (12,487)      (11,737)
                                             -------        -------        --------       --------      --------      --------
Cash flows from financing activities:
  Proceeds from issuance of common
    stock................................         --             --           8,955             --            --            --
  Proceeds from contributed capital......         --             --           9,189             --            --            --
  Proceeds from borrowings...............         --             --          15,000        112,050        98,550        67,100
  Payment of long-term debt..............         --             --         (12,500)       (14,550)      (14,550)      (18,500)
  Dividends paid.........................         --             --              --        (82,744)       (9,229)      (65,000)
  Debt issuance costs....................         --             --            (119)        (1,794)           --          (975)
                                             -------        -------        --------       --------      --------      --------
        Net cash provided by (used in)
          financing activities...........         --             --          20,525         12,962        74,771       (17,375)
                                             -------        -------        --------       --------      --------      --------
Increase (decrease) in cash and cash
  equivalents............................         --             --             165         13,708        64,767        (7,780)
Cash and cash equivalents, beginning of
  period.................................         --             --              --            165           165        13,873
                                             -------        -------        --------       --------      --------      --------
Cash and cash equivalents, end of
  period.................................    $    --        $    --        $    165       $ 13,873      $ 64,932      $  6,092
                                             =======        =======        ========       ========      ========      ========
Cash paid for:
  Interest...............................    $    --        $    --        $    799       $  2,668
  Income taxes...........................         --             --             522            693

---------------

* Rounds to zero.

SUPPLEMENTARY INFORMATION OF NONCASH OPERATING AND INVESTING ACTIVITIES:

     Prior to the purchase of Enron Liquids Pipeline Company on February 14, 1997, deferred tax liabilities of $28,478, affiliate receivables of $84,291, and other working capital items were deemed paid through noncash contributions and distributions with the predecessor company's parent.

  The accompanying notes are an integral part of these consolidated financial statements.

                              KINDER MORGAN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

     Kinder Morgan, Inc. (KMI or the Company), formerly KC Liquids Holding Corporation, was formed in October 1996. From October 1996 to February 1997, the Company had no operations or activities. Effective February 14, 1997, KMI acquired all of the issued and outstanding stock of Enron Liquids Pipeline Company (ELPC or the Predecessor Company) and renamed it Kinder Morgan G.P., Inc. (KMGP). Accordingly, the accompanying financial statements present: (a) the financial position and results of operations of the Company as of and for the year ended December 31, 1998 and (b) as of December 31, 1997 and for the period February 14, 1997 to December 31, 1997; and the financial position and results of operations of the Predecessor Company (a) for the period January 1, 1997 to February 14, 1997 and (b) for the year ended December 31, 1996. KMGP owns approximately 3.8% and 8.1% of Kinder Morgan Energy Partners, L.P. (the Partnership) as of December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the ownership interest consists of 2% general partner interests and 862,000 common units of the Partnership. KMI's acquisition of KMGP was accounted for under the purchase method of accounting. The purchase price of KMGP was approximately $21,745,000. The financial statements of the Predecessor Company do not include KMI's purchase accounting basis in KMGP.

     The unaudited consolidated financial statements as of June 30, 1999 and for the six-month period then ended have been prepared by KMI pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. KMI believes, however, that the disclosures are adequate to make the information presented not misleading.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements for 1998 and for the period February 14, 1997 to December 31, 1997 include the accounts of KMI and KMGP. The financial statements for the year ended December 31, 1996 and for the period January 1, 1997 to February 14, 1997 include the accounts of Enron Liquids Pipeline Company, which is deemed to be the Predecessor Company to Kinder Morgan, Inc. All intercompany transactions have been eliminated.

     The following significant policies are followed by the Company in the preparation of the consolidated financial statements:

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents

     Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at date of acquisition.

Debt Issue Costs

     Debt issue costs of $1,282,000 and $0 at December 31, 1998 and 1997, respectively, are included in deferred charges and other assets and are amortized using the interest method over the term of the financings for which they were incurred. The Company amortized $513,000 of debt issue costs in 1998.

Interest Income

     For the year ended December 31, 1996 and the period from January 1, 1996 to February 14, 1997 interest income represents accruals for interest on intercompany amounts receivable from the Predecessor Company's parent. Interest was earned based upon the average monthly balance at the monthly average LIBOR interest rate.

Investment in Partnership

     The investment in the Partnership is accounted for under the equity method. At December 31, 1998 and 1997, the Company's investment in the Partnership exceeded its share of the underlying equity in the net assets of the Partnership by approximately $9,210,000 and $9,610,000, respectively. This excess is being amortized on a straight-line basis over 25 years which approximates the useful lives of the Partnership's assets ranging from 2.5% to 12.5%. Amortization of this excess in the amount of $400,000 and $390,000 for the periods ended December 31, 1998 and 1997, respectively, is reflected as a reduction in equity earnings from the investment in the Partnership.

Income Taxes

     Income taxes are based on KMI, KMGP and ELPC each filing separate federal income tax returns and are accounted for under the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse.

Partnership Income

     Income is recognized based on KMGP's share of earnings, including incentive distributions, of the Partnership.

3. INVESTMENT IN PARTNERSHIP

     Summarized financial information of the Company's investment in the Partnership is presented below (in thousands):

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                1997           1998
                                                              --------      ----------
Current assets..............................................  $ 21,792      $   81,401
Noncurrent assets...........................................   291,114       2,070,871
Current liabilities.........................................    11,376          57,482
Long-term debt and other liabilities........................   151,306         734,127
Partners' capital...........................................   150,224       1,360,663

                                                        1996         1997          1998
                                                       -------      -------      --------
Revenues.............................................  $71,250      $73,932      $322,617
Costs, expenses and other............................   59,350       56,195       219,011
                                                       -------      -------      --------
                                                       $11,900      $17,737      $103,606
                                                       =======      =======      ========

     On September 2, 1997, KMGP approved a two-for-one unit split of the Partnership's outstanding common units representing limited partner interests in the Partnership. The unit split entitled common unitholders to one additional common unit for each common unit held. The issuance and mailing of split units occurred on October 1, 1997 to unitholders of record on September 15, 1997. All references to the number of common units held by KMGP in the financial statements and related notes have been restated to reflect the effect of the split.

4. INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                        PREDECESSOR COMPANY
                                   -----------------------------
                                                    PERIOD FROM      PERIOD FROM
                                                    JANUARY 1,      FEBRUARY 14,
                                    YEAR ENDED        1997 TO          1997 TO        YEAR ENDED
                                   DECEMBER 31,    FEBRUARY 14,     DECEMBER 31,     DECEMBER 31,
                                       1996            1997             1997             1998
                                   ------------    -------------    -------------    ------------
Current:
                                         ---
  Federal........................    $ 1,890         $ 28,044          $1,320          $11,591
  State..........................        332            4,524             180            2,286
                                     -------         --------          ------          -------
          Total current..........      2,222           32,568           1,500           13,877
                                     -------         --------          ------          -------
Deferred:
  Federal........................     (1,202)         (23,766)           (450)          (2,201)
  State..........................       (151)          (3,800)             15              (15)
                                     -------         --------          ------          -------
          Total deferred.........     (1,353)         (27,566)           (435)          (2,216)
                                     -------         --------          ------          -------
                                         869            5,002          $1,065          $11,661
                                     =======         ========          ======          =======

     An analysis of the effective income tax rate follows:

                                                                 PERIOD FROM
                                              PERIOD FROM       FEBRUARY 14,
                            YEAR ENDED      JANUARY 1, 1997        1997 TO         YEAR ENDED
                           DECEMBER 31,     TO FEBRUARY 14,     DECEMBER 31,      DECEMBER 31,
                               1996               1997              1997              1998
                          --------------    ----------------    -------------    --------------
                          AMOUNT     %      AMOUNT      %       AMOUNT    %      AMOUNT     %
                          ------   -----    -------   ------    ------   ----    ------   -----
Federal.................  1,231     35.0%      217     35.0%      946    35.0%   11,315    35.0%
State...................    118      3.3%       21      3.3%      127     4.7%    1,476     4.6%
Tax Expense on Sale of
  Predecessor Assets....                     4,764    767.1%
Other...................   (480)   (13.6)%                         (8)   (0.3)%  (1,130)   (3.5)%
                          -----    -----     -----    -----     -----    ----    ------   -----
          Total.........    869     24.7%    5,002    805.4%    1,065    39.4%   11,661    36.1%
                          =====    =====     =====    =====     =====    ====    ======   =====

Income taxes, as reflected in the Consolidated Statements of Income, differ from the amounts computed by applying the statutory federal corporate tax rate to income before income taxes, primarily due to state taxes net of federal benefits for the year ended December 31, 1998, the period from February 14, 1997 to December 31, 1997, and the year ended December 31, 1996. For the period from January 1, 1997 to February 14, 1997, the tax expense reflects the sale of the Predecessor Company's common stock on a stand-alone basis. The Predecessor Company and KMI made the election under Internal Revenue Code Section 338(h)(10) to treat this sale as an asset sale for tax purposes, resulting in a total tax gain of approximately $85 million.

     Deferred taxes at December 31, 1998 and 1997 consist of a deferred tax asset of $2,545,000 and $620,000, respectively, related to net operating losses of KMI, and the deferred tax liability related to the difference between the tax and book basis of the investment in the Partnership, principally due to accelerated depreciation.

     At December 31, 1998, KMI has a tax net operating loss carry forward of approximately $7,500,000 which expires in the years 2012-2018.

5. DEBT

     On February 14, 1997, KMI entered into a borrowing agreement with First Union National Bank (First Union) in connection with the acquisition of the common stock of KMGP. Pursuant to this agreement, KMI issued two notes in the aggregate amount of $15,000,000, bearing interest, at KMI's option, at either First Union's Base Rate plus one-half of 1% or LIBOR plus 2.5%. The notes were payable August 31, 1999. Effective December 31, 1997, the borrowing agreement was amended to provide a $15,000,000 facility note in place of the two notes issued February 14, 1997. The borrowing agreement was amended again in 1998 to provide a term loan commitment for an additional $85 million. Along with the increased borrowing, the interest rate was changed to First Union's Base Rate plus one-half of one percent or LIBOR plus three percent and the maturity date was changed to May 31, 2000. KMI has pledged the stock of KMGP and KMGP's assets as collateral for this term loan commitment. At December 31, 1998 and 1997, KMI had principal amounts outstanding of $100 million and $2.5 million, respectively. The carrying amounts of the long-term debt based upon prevailing interest rates available to KMI at December 31, 1998 and 1997 approximated fair value.

6. COMMON STOCK

     Common stock at December 31, 1998 and 1997 consisted of 25,000 Series A voting shares authorized, of which 8,047 were issued and outstanding; and 25,000 Series B nonvoting shares authorized, of which 2,541 were issued and outstanding. Both series have a par value of $0.01 and, with the exception of voting rights, have all of the same powers, preferences, rights and qualifications.

7. LITIGATION, COMMITMENTS AND CONTINGENCIES

     Through its investment in KMGP, in the ordinary course of business, the Company is a defendant in various lawsuits relating to the Partnership's assets. Although no assurance can be given, the Company believes, based on its experience to date, that the ultimate resolution of such items will not have a material, adverse impact on the Company's financial position or its results of operations.

Environmental

     KMGP is a defendant in two proceedings (one by the State of Illinois and one by the Department of Transportation) relating to alleged environmental violations for events relating to a fire that occurred at the Morris storage field in September 1994. Although no assurance can be given, the Company believes the ultimate resolution of these matters will not have a material, adverse effect on the Partnership's financial position, results of operations, or its ability to pay cash distributions to KMGP.

     The Partnership is subject to environmental cleanup and enforcement actions from time to time. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund law) generally imposes joint and several liability for cleanup and enforcement costs, without regard to fault or the legality of the original conduct, on current or predecessor owners and operators of a site. The operations of the Partnership are also subject to federal, state and local laws and regulations relating to protection of the environment. Although the Partnership believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance significant costs and liabilities will not be incurred by the Partnership. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of the Partnership, could result in substantial costs and liabilities to the Partnership which could affect future cash distributions to KMGP.

     The Partnership, along with several other respondents, is involved in a cleanup in connection with an acquisition made in 1998. This cleanup, ordered by the United States Environmental Protection Agency (EPA), related to ground water contamination in the vicinity of the Partnership's storage facilities and truck loading terminal at Sparks, Nevada. The EPA approved the respondents' remediation plan in September 1992 and the remediation system began operation in 1995. In addition, the Partnership is presently involved in 18 ground water hydrocarbon remediation efforts under administrative orders issued by the California Regional Water Quality Control Board and two other state agencies. Although no assurance can be given, KMGP believes the ultimate resolutions of these matters will not have a material, adverse effect on the Partnership's financial position, result of operations, or its ability to pay cash distributions to KMGP.

FERC

     The Partnership and certain of its subsidiaries are defendants in several actions in which the plaintiffs protest pipeline transportation rates with the Federal Energy Regulatory Commission (FERC). These actions are currently pending. The Plaintiffs seek to recover transportation overpayments and interests.

     The Company is not able to predict with certainty whether settlement agreements will be completed with some or all of the complainants, the final terms of any such settlement agreements that may be consummated, or the final outcome of the FERC proceedings should they be carried through to their conclusion, and it is possible that current or future proceedings could be resolved in a manner adverse to the Partnership which could affect future cash distributions to KMGP.

Commitments

     Pursuant to the Partnership agreement, general and administrative expenses are paid by KMGP on behalf of the Partnership. These costs are reimbursable by the Partnership.

     Effective July 1, 1997, KMGP established the Kinder Morgan Retirement Savings Plan, a defined contribution 401(k) plan, that permits all full-time employees of KMGP to contribute 1% to 15% of base compensation, on a pre-tax or after-tax basis, into participant accounts. In addition to a mandatory contribution equal to 4% of base compensation per year for each plan participant, KMGP may make discretionary contributions in years when specific performance objectives are met. Any discretionary contributions are made during the first quarter following the performance year. On March 1, 1999 (subsequent to year-end), an additional 2% discretionary contribution was made to individual accounts based on 1998 financial targets to unitholders. KMGP contributions during 1998 were approximately $1.1 million. All KMGP contributions are reimbursable by the Partnership. All contributions, together with earnings thereon, are immediately vested and not subject to forfeiture. Participants may direct the investment of their contributions into a variety of investments. Plan assets are held and distributed pursuant to a trust agreement.

     During 1998, KMGP established a unit option plan, which provides that key personnel are eligible to receive grants of options to acquire units of the Partnership. The number of units available under the option plan is 250,000. Either the board of directors of KMGP or a committee of the board of directors of the Partnership will administer the option plan. The option plan terminates in March 2008. As of December 31, 1998, 194,500 options were granted to certain personnel of KMGP with a term of seven years at exercise prices equal to the market price of the units at the grant date ($34.56 weighted average price). In addition, 10,000 options were granted to nonemployee directors of the Partnership. The options granted generally vest forty percent in the first year and twenty percent each year thereafter.

     During 1997, the Partnership established an Executive Compensation Plan for certain executive officers of KMGP. The Partnership may, at its option and with the approval of the unitholders, pay the participants in units instead of cash. Eligible awards are equal to a formula based upon the cash distributions paid to KMGP during the four calendar quarters preceding the date of redemption multiplied by eight (the Calculated Amount). Calculated amounts are accrued as compensation expense and adjusted quarterly. Under the plan, no eligible employee may receive a grant in excess of 2% and total awards under the Plan may not exceed 10% of the Calculated Amount. The plan terminates January 1, 2007, and any unredeemed awards will be automatically redeemed.

     At December 31, 1998, certain executive officers of KMGP each had outstanding awards totaling 2% of the Calculated Amount eligible to be granted under the Plan. On January 4, 1999 (subsequent to year end) 50% of the awards granted to these executive officers were vested and paid out. Each participant continues to have a grant of 1% under the plan. All payments under the Plan are reimbursable by the Partnership.

8. RELATED PARTY TRANSACTIONS

General and Administrative Expenses

     Prior to the sale of ELPC to KMI, Enron and its affiliates were reimbursed for certain corporate staff and support services rendered in managing and operating the Predecessor Company. Such reimbursement was made pursuant to the terms of the Omnibus Agreement executed among Enron and ELPC. After the sale of ELPC to KMI, Enron and its affiliates are no longer affiliates to the Company and general and administrative expenses incurred by the Company, through KMGP, are all reimbursed by the Partnership as provided in the Partnership Agreement. The Company and ELPC incurred approximately $38 million, $6.9 million, $0.3 million and $2.5 million of general and administrative expenses in 1998, the period February 14, 1997 to December 31, 1997, the period January 1, 1997 to February 14, 1997 and 1996, respectively, and are reflected net of the reimbursements from the Partnership in the accompanying statement of income. The receivable from related party of $13,645,000 and $510,000 at December 31, 1998 and 1997, respectively, represents general and administrative expenses incurred by the Company to be reimbursed by the Partnership. Accrued liabilities in the amount of $12,682,000 and $610,000 at December 31, 1998 and 1997, respectively, represent general and administrative expenses accrued by the Company to be reimbursed by the Partnership upon payment of the expenses.

Partnership Distributions

     The Partnership Agreement of the Partnership provides for incentive distributions payable to KMGP out of the Partnership's available cash in the event that quarterly distributions to unitholders exceed certain specified targets. In general, subject to certain limitations, if a quarterly distribution to unitholders exceeds a target of $0.3025 per unit, the Company will receive incentive distributions equal to (1) 15% of the portion of the quarterly distribution per unit that exceeds $0.3025 per unit but is not more than $0.3575, plus (2) 25% of that portion of the quarterly distribution per unit that exceeds the quarterly distribution amount of $0.3575 but is not more than $0.4675, plus (3) 50% of that portion of the quarterly distribution per unit that exceeds $0.4675. The Company and the Predecessor Company received incentive distributions of $32,700,000, $3,900,000, $0 and $101,000 during the year ended December 31, 1998, the period February 14, 1997 to December 31, 1997, the period January 1, 1997 to February 14, 1997 and the year ended December 31, 1996, respectively.

9. DIVIDENDS

     During 1998, the Board of Directors declared and paid dividends to shareholders of record in the amount of $82.7 million, which was greater than the amount of accumulated earnings and additional paid-in capital. Based upon the advice of legal counsel and receipt of an independent, third-party appraisal of the Company's valuation, the Board of Directors concluded the fair value of the consolidated assets of the Company and its subsidiary exceeded the consolidated debt and liabilities (including contingent liabilities).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Kinder Morgan Energy Partners, L.P.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of partners' capital present fairly, in all material respects, the financial position of Kinder Morgan Energy Partners, L.P. (a Delaware Limited Partnership) and subsidiaries (the Partnership) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Houston, Texas
March 10, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of Kinder Morgan Energy Partners, L.P.
(Formerly Enron Liquids Pipeline, L.P.)

     We have audited the accompanying consolidated balance sheet of Kinder Morgan Energy Partners, L.P. (a Delaware limited partnership) and subsidiaries as of December 31, 1996, and the related consolidated statements of income, cash flows and partners' capital for the year ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinder Morgan Energy Partners, L.P. as of December 31, 1996, and the results of its operations and its cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
February 21, 1997

              KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                        DECEMBER 31,           JUNE 30, 1999
                                                   -----------------------     -------------
                                                     1997          1998         (UNAUDITED)
                                                   --------     ----------     -------------
                                                                (IN THOUSANDS)
Current Assets
  Cash and cash equivalents......................  $  9,612     $   31,735      $   22,758
  Accounts and notes receivable..................     8,569         44,125          53,489
  Inventories
     Products....................................     1,901          2,901           4,535
     Materials and supplies......................     1,710          2,640           2,556
                                                   --------     ----------      ----------
                                                     21,792         81,401          83,338
                                                   --------     ----------      ----------
Property, Plant and Equipment, at cost...........   290,620      1,836,719       1,881,397
  Less accumulated depreciation..................    45,653         73,333          94,878
                                                   --------     ----------      ----------
                                                    244,967      1,763,386       1,786,519
                                                   --------     ----------      ----------
Equity Investments...............................    31,711        238,608         358,429
Intangibles......................................     8,291         58,536          56,873
Deferred charges and other assets................     6,145         10,341          16,044
                                                   --------     ----------      ----------
          TOTAL ASSETS...........................  $312,906     $2,152,272      $2,301,203
                                                   ========     ==========      ==========
                             LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities
  Accounts payable
     Trade.......................................  $  4,423     $   11,690      $   13,578
     Related parties.............................       507         13,952           7,988
  Accrued liabilities............................     3,585         18,230          30,438
  Accrued benefits...............................        --          9,415           5,926
  Accrued taxes..................................     2,861          4,195           4,002
                                                   --------     ----------      ----------
                                                     11,376         57,482          61,932
                                                   --------     ----------      ----------
Long-Term Liabilities and Deferred Credits
  Long-term debt.................................   146,824        611,571         770,361
  Other..........................................     2,997        104,789          96,855
                                                   --------     ----------      ----------
                                                    149,821        716,360         867,216
                                                   --------     ----------      ----------
Commitments and Contingencies
Minority Interest................................     1,485         17,767          18,118
                                                   --------     ----------      ----------
Partners' Capital
  Common Units...................................   146,840      1,348,591       1,339,600
  General Partner................................     3,384         12,072          14,337
                                                   --------     ----------      ----------
                                                    150,224      1,360,663       1,353,937
                                                   --------     ----------      ----------
          TOTAL LIABILITIES AND PARTNERS'
             CAPITAL.............................  $312,906     $2,152,272      $2,301,203
                                                   ========     ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

              KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                              SIX MONTHS   SIX MONTHS
                                                YEAR ENDED DECEMBER 31,         ENDED        ENDED
                                             ------------------------------    JUNE 30,     JUNE 30,
                                               1996       1997       1998        1998         1999
                                             --------   --------   --------   ----------   ----------
                                                 (IN THOUSANDS, EXCEPT              (UNAUDITED)
                                                   PER UNIT AMOUNTS)
Revenues...................................  $ 71,250   $ 73,932   $322,617    $118,785     $202,982
Costs and Expenses
  Cost of products sold....................     7,874      7,154      5,860       2,726          957
  Operations and maintenance
     Related party.........................     6,558         --         --          --           --
     Other.................................    12,322     15,039     65,022      18,822       44,459
  Fuel and power...........................     4,916      5,636     22,385       9,241       14,490
  Depreciation and amortization............     9,908     10,067     37,321      14,390       24,345
  General and administrative...............     9,132      8,862     39,984      14,158       16,760
  Taxes, other than income taxes...........     3,467      2,943     12,140       4,986        8,425
                                             --------   --------   --------    --------     --------
                                               54,177     49,701    182,712      64,323      109,436
                                             --------   --------   --------    --------     --------
Operating Income...........................    17,073     24,231    139,905      54,462       93,546
Other Income (Expense)
  Earnings from equity investments.........     5,675      5,724     25,732      10,607       17,701
  Interest, net............................   (11,939)   (12,078)   (38,600)    (17,773)     (23,983)
  Other, net...............................     2,555       (701)    (7,263)     (2,542)       1,887
Minority Interest..........................      (121)      (179)      (985)       (477)      (1,426)
                                             --------   --------   --------    --------     --------
Income Before Income Taxes and
  Extraordinary charge.....................    13,243     16,997    118,789      44,277       87,725
Income Tax Benefit (Expense)...............    (1,343)       740     (1,572)         --       (3,543)
                                             --------   --------   --------    --------     --------
Income Before Extraordinary charge.........    11,900     17,737    117,217      44,277       84,182
Extraordinary charge on early
  extinguishment of debt...................        --         --    (13,611)    (13,611)          --
                                             --------   --------   --------    --------     --------
Net Income.................................  $ 11,900   $ 17,737   $103,606    $ 30,666     $ 84,182
                                             ========   ========   ========    ========     ========
Calculation of Limited Partners' Interest
  in Net Income:
Income Before Extraordinary Charge.........  $ 11,900   $ 17,737   $117,217    $ 44,277     $ 84,182
Less: General Partner's interest in Net
  Income...................................      (218)    (4,074)   (33,447)    (12,427)     (26,748)
                                             --------   --------   --------    --------     --------
Limited Partners' Income before
  extraordinary charge.....................    11,682     13,663     83,770      31,850       57,434
Less: Extraordinary charge on early
  extinguishment of debt...................        --         --    (13,611)    (13,611)          --
                                             --------   --------   --------    --------     --------
Limited Partners' Net Income...............  $ 11,682   $ 13,663   $ 70,159    $ 18,239     $ 57,434
                                             ========   ========   ========    ========     ========
Net Income per Unit before extraordinary
  charge...................................  $   0.90   $   1.02   $   2.09    $   1.00     $   1.18
                                             ========   ========   ========    ========     ========
Net Income per Unit for extraordinary
  charge...................................        --   $     --   $   0.34    $   0.43     $     --
                                             ========   ========   ========    ========     ========
Net Income per Unit........................  $   0.90   $   1.02   $   1.75    $   0.57     $   1.18
                                             ========   ========   ========    ========     ========
Number of Units used in Computation........    13,020     13,411     40,120      31,763       48,816
                                             ========   ========   ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

              KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

                                                          DEFERRED                   TOTAL
                                             COMMON     PARTICIPATION   GENERAL    PARTNERS'
                                             UNITS          UNITS       PARTNER     CAPITAL
                                           ----------   -------------   --------   ----------
                                                             (IN THOUSANDS)
Partners' capital at December 31, 1995...  $  105,100     $ 16,787      $  1,229   $  123,116
  Net income.............................      10,136        1,546           218       11,900
  Distributions..........................     (14,236)      (2,168)         (268)     (16,672)
                                           ----------     --------      --------   ----------
Partners' capital at December 31, 1996...     101,000       16,165         1,179      118,344
  Net income.............................      13,440          223         4,074       17,737
  Transfer of deferred participation
     units...............................      16,388      (16,388)           --           --
  Net proceeds from issuance of common
     units...............................      33,678           --            --       33,678
  Capital contributions..................          --           --           345          345
  Distributions..........................     (17,666)          --        (2,214)     (19,880)
                                           ----------     --------      --------   ----------
Partners' capital at December 31, 1997...     146,840           --         3,384      150,224
  Net income.............................      70,159           --        33,447      103,606
  Net proceeds from issuance of common
     units...............................   1,212,421           --            --    1,212,421
  Capital contributions..................      10,234           --         2,678       12,912
  Distributions..........................     (91,063)          --       (27,437)    (118,500)
                                           ----------     --------      --------   ----------
Partners' capital at December 31, 1998...  $1,348,591     $     --      $ 12,072   $1,360,663
                                           ==========     ========      ========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

              KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 SIX MONTHS   SIX MONTHS
                                                                                                   ENDED        ENDED
                                                                  YEAR ENDED DECEMBER 31,         JUNE 30,     JUNE 30,
                                                              --------------------------------   ----------   ----------
                                                                1996       1997        1998         1998         1999
                                                              --------   --------   ----------   ----------   ----------
                                                                                    (IN THOUSANDS)     (UNAUDITED)
Cash Flows from Operating Activities
Reconciliation of net income to net cash provided by
  operating activities
  Net income................................................  $ 11,900   $ 17,737   $  103,606   $  30,666    $  84,182
  Extraordinary charge on early extinguishment of debt......        --         --       13,611      13,611           --
  Depreciation and amortization.............................     9,908     10,067       37,321      14,390       24,345
  Earnings from equity investments..........................    (5,675)    (5,724)     (25,732)    (10,607)     (17,701)
  Distributions from equity investments.....................     6,791      9,588       19,670       7,082       17,184
  Changes in components of working capital
    Accounts receivable.....................................    (2,264)     3,791        1,203      (3,047)      (9,389)
    Inventories.............................................       198       (902)        (734)     (1,042)      (1,550)
    Accounts payable........................................     2,096     (5,102)         197       1,399       (4,076)
    Accrued liabilities.....................................    (1,997)     2,774      (14,115)     (9,661)       8,740
    Accrued taxes...........................................       149        557       (1,266)       (478)        (193)
  El Paso Settlement........................................        --         --       (8,000)     (8,000)          --
  Other, net................................................     1,670       (834)       8,220      12,044       (7,804)
                                                              --------   --------   ----------   ---------    ---------
Net Cash Provided by Operating Activities...................    22,776     31,952      133,981      46,357       93,738
                                                              --------   --------   ----------   ---------    ---------
Cash Flows From Investing Activities
  Acquisitions of assets....................................        --    (20,038)    (107,144)    (74,706)          --
  Additions to property, plant and equipment for expansion
    and maintenance projects................................    (8,575)    (6,884)     (38,407)     (9,424)     (44,446)
  Sale of property, plant and equipment.....................        --        162           64          33        1,110
  Acquisitions of equity investments........................        --         --           --          --     (124,163)
  Contributions to equity investments.......................      (546)    (3,532)    (136,234)    (26,155)        (570)
                                                              --------   --------   ----------   ---------    ---------
Net Cash Used in Investing Activities.......................    (9,121)   (30,292)    (281,721)   (110,252)    (168,069)
                                                              --------   --------   ----------   ---------    ---------
Cash Flows From Financing Activities
  Issuance of debt..........................................     5,000     43,400      492,612     265,054      389,717
  Payment of debt...........................................    (1,718)   (58,496)    (407,797)   (337,895)    (230,443)
  Cost of refinancing long-term debt........................        --         --      (16,768)    (16,428)      (2,132)
  Proceeds from issuance of common units....................        --     33,678      212,303     212,303           --
  Contributions from General Partner's Minority Interest....        --         --       12,349      11,737           --
  Distributions to partners
    Common Units............................................   (16,404)   (21,768)     (93,352)    (32,184)     (65,342)
    General Partner.........................................      (268)    (2,280)     (27,450)     (7,698)     (25,027)
    Minority Interest.......................................      (168)      (245)      (1,614)       (518)      (1,075)
  Other, net................................................        --       (636)        (420)         (8)        (344)
                                                              --------   --------   ----------   ---------    ---------
Net Cash Provided by (Used in) Financing Activities.........   (13,558)    (6,347)     169,863      94,363       65,354
                                                              --------   --------   ----------   ---------    ---------
Increase (Decrease) in Cash and Cash Equivalents............        97     (4,687)      22,123      30,468       (8,977)
Cash and Cash Equivalents, Beginning of Period..............    14,202     14,299        9,612       9,612       31,735
                                                              --------   --------   ----------   ---------    ---------
Cash and Cash Equivalents, End of Period....................  $ 14,299   $  9,612   $   31,735   $  40,080    $  22,758
                                                              ========   ========   ==========   =========    =========
Noncash Investing and Financing Activities
  Contribution of net assets to partnership investments.....  $     --   $     --   $   60,387   $  59,311           --
  Assets acquired by the issuance of Common Units...........  $     --   $     --   $1,003,202   $ 943,202           --
  Assets acquired by the assumption of liabilities..........  $     --   $     --   $  569,822   $ 531,906           --
Supplemental disclosures of cash flow information
  Cash paid during the year for
  Interest (net of capitalized interest)....................  $ 12,487   $ 12,611   $   47,616
  Income Taxes..............................................  $    397   $    463   $    1,354

  The accompanying notes are an integral part of these consolidated financial statements.

              KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Sale of the stock of the General Partner

     Kinder Morgan Energy Partners, L.P. (the "Partnership", formerly Enron Liquids Pipeline, L.P.), a Delaware limited partnership was formed in August 1992. Effective February 14, 1997, Kinder Morgan, Inc. ("KMI") acquired all of the issued and outstanding stock of Enron Liquids Pipeline Company, the general partner, from Enron Liquids Holding Corp. ("ELHC"). At the time of the acquisition, the general partner and the Partnership's subsidiaries were renamed as follows: Kinder Morgan G.P., Inc. (the "general partner", formerly Enron Liquids Pipeline Company); Kinder Morgan Operating L.P. "A" ("OLP-A", formerly Enron Liquids Operating Limited Partnership); Kinder Morgan Operating L.P. "B" ("OLP-B", formerly Enron Transportation Services, L.P.); and Kinder Morgan Natural Gas Liquids Corporation ("KMNGL", formerly Enron Natural Gas Liquids Corporation).

General

     The Partnership is a publicly traded Master Limited Partnership that manages a diversified portfolio of midstream energy assets. It operates through four operating limited partnerships, OLP-A, OLP-B, Kinder Morgan Operating L.P. "C" ("OLP-C") and Kinder Morgan Operating L.P. "D" ("OLP-D") (collectively, the "Operating Partnerships"). Kinder Morgan Bulk Terminals, Inc. (formerly Hall-Buck Marine, Inc.) and its consolidated subsidiaries are owned and controlled by OLP-C. OLP-D owns 99.5% of and controls SFPP, L.P.

     Kinder Morgan G.P., Inc. is a wholly owned subsidiary of KMI and serves as the sole general partner of the Partnership and the Operating Partnerships. The Partnership and the Operating Partnerships are governed by Amended and Restated Agreements of Limited Partnership and certain other agreements (collectively, the "partnership agreements").

     Prior to 1998, the Partnership reported three business segments: Liquids Pipelines; Coal Transfer, Storage and Services; and Gas Processing and Fractionation. Due to the acquisitions made in 1998, the Partnership now competes in the following three reportable business segments: Pacific Operations; Mid-Continent Operations; and Bulk Terminals. For the periods prior to 1998, the previous Liquids Pipelines and Gas Processing and Fractionation segments have been combined to present the current Mid-Continent Operations segment.

     The "Pacific Operations" include four common carrier refined petroleum products pipelines covering approximately 3,300 miles and transporting approximately one million barrels per day of refined petroleum products such as gasoline, diesel and jet fuel. The Pacific Operations also include 13 truck loading terminals. These operations serve approximately 44 customer-owned terminals, three commercial airports and 12 military bases in six western states.

     The "Mid-Continent Operations" include two interstate common carrier natural gas liquids ("NGL" or "NGLs") pipelines ("North System" and "Cypress Pipeline"), a 20% equity interest in Shell CO(2) Company, Ltd., a 24% equity interest in Plantation Pipe Line Company, a gas processing plant ("Painter Plant") and a 25% indirect interest in an NGL fractionator in Mont Belvieu, Texas. The North System includes a 1,600 mile common carrier pipeline that transports, stores and delivers a full range of NGLs and refined products from South Central Kansas to markets in the Midwest and has interconnects, using third-party pipelines in the Midwest, to the eastern United States.

Additionally, the North System has eight truck loading terminals, which primarily deliver propane throughout the upper Midwest. The Cypress Pipeline is a 100 mile pipeline that transports ethane from Mont Belvieu, Texas, to the Lake Charles, Louisiana area. Shell CO(2) Company, Ltd. produces, markets and delivers carbon dioxide for enhanced oil recovery throughout the continental United States. Plantation Pipe Line Company owns and operates a 3,100 mile common carrier refined petroleum products pipeline serving the southeastern United States. Amoco Oil Company operates the Painter Plant assets under an operating lease agreement.

     The "Bulk Terminals" segment consists of 24 bulk terminals that handle approximately 50 million tons of coal, petroleum coke and other products annually. The Partnership itself, or through Kinder Morgan Bulk Terminals, Inc., owns or operates these 24 bulk terminals located primarily on the Mississippi River and the West Coast. The segment also includes two modern high speed rail-to-barge coal transfer facilities ("Cora Terminal" and "Grand Rivers Terminal"). The Cora Terminal transfers coal from rail to barge on the banks of the Mississippi River near Cora, Illinois. The Grand Rivers Terminal is a coal transfer, storage, and blending facility located on the Tennessee River near Paducah, Kentucky. Other activities included in Bulk Terminals include the "Red Lightning" energy services unit, which performs specialized coal services for both the Cora Terminal and the Grand Rivers Terminal. River Consulting, Inc., a major engineering and construction management company specializing in designing and construction services for dry bulk material handling terminals is also included in the Bulk Terminals segment. On December 18, 1998 the Partnership acquired the Pier IX Terminal, located in Newport News, Virginia, and the Shipyard River Terminal, located in Charleston, South Carolina.

Two-for-one Common Unit Split

     On September 2, 1997, the Partnership's general partner approved a two-for-one unit split of the Partnership's outstanding units representing limited partner interests in the Partnership. The unit split entitled common unitholders to one additional unit for each unit held. The issuance and mailing of split units occurred on October 1, 1997 to unitholders of record on September 15, 1997. All references to the number of units and per unit amounts in the consolidated financial statements and related notes have been restated to reflect the effect of the split for all periods presented.

Interim Financial Information

     The unaudited consolidated financial statements as of June 30, 1999 and for the six-month period then ended have been prepared by the Partnership pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Partnership believes, however, that the disclosures are adequate to make the information presented not misleading.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Use of Estimates

     The consolidated financial statements include the assets, liabilities, and results of operations of the Partnership and its majority-owned subsidiaries. All significant intercompany items have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

     Cash equivalents are defined as all highly liquid short-term investments with original maturities of three months or less.

Inventories

     Inventories of products consist of natural gas liquids, refined petroleum products and coal. These assets are valued at the lower of cost
(weighted-average cost method) or market. Materials and supplies are stated at the lower of cost or market.

Property, Plant and Equipment

     Property, plant and equipment is stated at its acquisition cost. Expenditures for maintenance and repairs are charged to operations in the period incurred. The cost of property, plant and equipment sold or retired and the related depreciation are removed from the accounts in the period of sale or disposition. The provision for depreciation is computed using the straight-line method based on estimated economic lives. Generally, composite depreciation rates are applied to functional groups of property having similar economic characteristics and range from 2.0% to 12.5%, excluding certain short-lived assets such as vehicles. The original cost of property retired is charged to accumulated depreciation and amortization, net of salvage and cost of removal. No retirement gain or loss is included in income except in the case of extraordinary retirements or sales.

Equity Method of Accounting

     Investments in significant 20-50% owned and not controlled affiliates are accounted for by the equity method of accounting, whereby the investment is carried at cost of acquisition, plus the Partnership's equity in undistributed earnings or losses since acquisition.

Excess of Cost Over Fair Value

     The excess of the Partnership's cost over its underlying net assets is being amortized using the straight-line method over the estimated remaining life of the assets over a period not to exceed 40 years. Such amortization is reflected primarily as amortization expense. The unamortized excess was approximately $162.3 million and $8.3 million as of December 31, 1998 and 1997, respectively, and such amounts are included within intangibles and equity investments on the accompanying balance sheet of these amounts, approximately $154.4 million relates to the 1998 acquisitions of the Partnership's 24% equity interest of Plantation Pipeline Company and the purchase of Kinder Morgan Bulk Terminals, Inc. and is being amortized over 40 years. Approximately $7.9 million and $8.3 million at December 31, 1998 and 1997, respectively, relates to the prior acquisitions of an NGL fractionator and a pipeline system and are being amortized over a period of 15-25 years.

Revenue Recognition

     Revenues for the pipeline operations are generally recognized based on delivery of actual volume transported. Bulk terminal transfer service revenues are recognized based on volumes loaded. Recognition of gas processing revenues is based on volumes processed or fractionated. Revenues from energy related product sales of the Red Lightning energy services unit are based on delivered quantities of product.

Impairment of Long-Lived Assets

     Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), the carrying value of property and equipment is evaluated using undiscounted future cash flows when events or circumstances indicate an impairment has occurred. To the extent impairment is indicated to exist, an impairment loss will be recognized on a discounted basis under SFAS No. 121 based on fair value.

Environmental Matters

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Partnership's commitment to a formal plan of action.

Minority Interest

     Minority interest consists of the approximate 1% general partner interest in the Operating Partnerships, the 0.5% special limited partner interest in SFPP, L.P. and the 50% interest in Globalplex Partners, a Louisiana joint venture owned 50% and controlled by Kinder Morgan Bulk Terminals, Inc.

Income Taxes

     The Partnership is not a taxable entity for Federal income tax purposes. As such, no Federal income tax will be paid by the Partnership. Each partner will be required to report on its tax return its allocable share of the taxable income or loss of the Partnership. Taxable income or loss may vary substantially from the net income or net loss reported in the consolidated statement of income primarily because of accelerated tax depreciation.

     The tax attributes of the Partnership's net assets flow directly to each individual partner. Individual partners will have different investment bases depending upon the timing and prices of acquisition of partnership units. Further, each partner's tax accounting, which is partially dependent upon the partner's individual tax position, may differ from the accounting followed in the financial statements. Accordingly, there could be significant differences between each individual partner's tax basis and the partner's proportionate share of the net assets reported in the financial statements. FAS 109 requires disclosure by a publicly held partnership of the aggregate difference in the basis of its net assets for financial and tax reporting purposes. However, the Partnership does not have access to information about each individual partner's tax attributes in the Partnership, and the aggregate tax bases cannot be readily determined. In any event, management does not believe that, in the Partnership's circumstances, the aggregate difference would be meaningful information.

Net Income Per Unit

     Net Income per Unit was computed by dividing limited partner's interest in net income by the weighted average number of units outstanding during the period.

3. ACQUISITIONS AND JOINT VENTURES

     With respect to the following acquisitions and joint ventures, the results of operations are included in the consolidated financial statements from the effective date of acquisition.

Santa Fe

     Kinder Morgan Operating L.P. "D" ("OLP-D"), a Delaware limited partnership, acquired on March 6, 1998, 99.5% of SFPP, L.P. ("SFPP"), the operating limited partnership of Santa Fe Pacific Pipeline Partners, L.P. ("Santa Fe"). The transaction was accounted for under the purchase method of accounting and was valued at more than $1.4 billion inclusive of liabilities assumed. The Partnership acquired the interest of Santa Fe's common unit holders in SFPP in exchange for approximately 26.6 million units (1.39 units of the Partnership for each Santa Fe common unit). The Partnership paid $84.4 million to Santa Fe Pacific Pipelines, Inc. (the "former SF General Partner") in exchange for the general partner interest in Santa Fe. The $84.4 million was borrowed under the Credit Facility (see Note 8). Also on March 6, 1998, SFPP redeemed from the former SF General Partner a 0.5% interest in SFPP for $5.8 million. The redemption was paid from SFPP's cash reserves. After the redemption, the former SF General Partner continues to own a .5% special limited partner interest in SFPP.

     Assets acquired in this transaction comprise the Partnership's Pacific Operations, which include over 3,300 miles of pipeline and thirteen owned and operated terminals.

Shell CO(2) Company

     On March 5, 1998, the Partnership and affiliates of Shell Oil Company ("Shell") agreed to combine their CO(2) activities and assets into a partnership, Shell CO(2) Company, Ltd., to be operated by a Shell affiliate. The Partnership acquired, through a newly created limited liability company, a 20% interest in Shell CO(2) Company, Ltd. in exchange for contributing the Central Basin Pipeline and approximately $25 million in cash. The $25 million was borrowed under the Credit Facility (see Note 8). The Partnership accounts for its partnership interest in Shell CO(2) Company, Ltd. under the equity method. The investment is included as part of the Mid-Continent Operations.

     Under the terms of the Shell CO(2) Company, Ltd. partnership agreement, the Partnership will receive a priority distribution of $14.5 million per year during 1998 through 2001. To the extent the amount paid to the Partnership over this period is in excess of the Partnership's percentage share (currently 20%) of Shell CO(2) Company, Ltd.'s distributable cash flow for such period (discounted at 10%), Shell will receive a priority distribution in equal amounts of such overpayment during 2002 and 2003.

Hall-Buck Marine, Inc.

     Effective July 1, 1998, the Partnership acquired Hall-Buck Marine, Inc. ("Hall-Buck") for approximately $100 million. The transaction was accounted for under the purchase method of accounting. Hall-Buck, headquartered in Sorrento, Louisiana, is one of the nation's largest independent operators of dry bulk terminals, operating twenty terminals on the Mississippi River, the Ohio River, and the Pacific Coast. In addition, Hall-Buck owns all of the common stock of River Consulting Incorporated, a nationally recognized leader in the design and construction of bulk material facilities and port related structures.

     The $100 million of consideration consisted of approximately 2.1 million units and assumed indebtedness of $23 million. After the acquisition, the Partnership changed the name of Hall-Buck Marine, Inc. to Kinder Morgan Bulk Terminals, Inc. and accounts for its activity as part of the Bulk Terminals business segment.

Pro Forma Information

     The following summarized unaudited Pro Forma Consolidated Income Statement information for the twelve months ended December 31, 1998 and 1997, assumes the Partnership's acquisition of SFPP, Hall-Buck and its interest in Shell CO(2) Company, Ltd. had occurred as of January 1, 1997. The unaudited Pro Forma financial results have been prepared for comparative purposes only and may not be indicative of the results that would have occurred if the Partnership had acquired the assets of SFPP, Hall-Buck and its interest in Shell CO(2) Company, Ltd. on the dates indicated or which will be attained in the future.

     Net Income for each of the Pro Forma periods does not include the annualized effects of all the cost saving measures the company has achieved since its acquisition of SFPP. Amounts presented below are in thousands, except for per Common Unit amounts:

                                                                    PRO FORMA
                                                               TWELVE MONTHS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997          1998
                                                              --------      --------
Income Statement
Revenues....................................................  $371,033      $395,963
Operating Income............................................   135,816       155,057
Net Income before extraordinary charge......................    87,997       126,122
Net Income..................................................    87,997       112,511
Net Income per unit before extraordinary charge.............  $   1.78      $   1.89
Net Income per unit.........................................  $   1.78      $   1.60

Other Acquisitions

Cardlock Fuels System, Inc.

     On August 26, 1998, the Partnership signed a series of definitive agreements to form a joint venture with Cardlock Fuels System, Inc ("CFS"), an affiliate of Southern Counties Oil Co., for the purpose of constructing unattended, automated fueling stations adjacent to the Partnership's terminal facilities within its Pacific Operations. The Partnership will provide the terminal sites, and CFS will contribute its unattended, automated fueling station expertise including marketing and electronic transaction processing services. At December 31, 1998, the joint venture had selected and signed lease agreements for activity at the Pacific Operations' Bradshaw and Reno terminals. The joint venture has a target of up to ten sites within the next three years.

Plantation Pipe Line Company

     On September 15, 1998, the Partnership acquired a 24% interest in Plantation Pipe Line Company for $110 million. Plantation Pipe Line Company owns and operates a 3,100 mile pipeline system throughout the southeastern United States which serves as a common carrier of refined petroleum products to various metropolitan areas, including Atlanta, Georgia; Charlotte, North Carolina; and the Washington, D.C. area. The Partnership will account for its investment in Plantation Pipe Line Company under the equity method of accounting and includes its activity as part of the Mid-Continent Operations.

Pier IX and Shipyard River Terminals

     On December 18, 1998, the Partnership acquired the Pier IX Terminal, located in Newport News, Virginia, and the Shipyard River Terminal, located in Charleston, South Carolina for $35 million. The Pier IX Terminal has the capacity to transload approximately 12 million tons of coal annually. It can store 1.3 million tons of coal on its 30 acre storage site and can blend multiple coals to meet an individual customer's requirements. In addition, the Pier IX Terminal operates a cement facility, which has the capacity to transload over 400,000 tons of cement annually.

     The Shipyard River Terminal is a 52 acre import-export dry and liquid bulk product handling facility which can transload coal, asphalt, fertilizer and other aggregates. Annual throughput capacity at Shipyard River Terminal is 2.5 million tons, with ground storage capacity of 250,000 tons.

     The Partnership includes the activities of both terminals as part of the Bulk Terminals business segment.

4. INCOME TAXES

     Certain operations of the Partnership are conducted through wholly-owned corporate subsidiaries, which are taxable. Income/(Loss) before income tax expense attributable to corporate operations was $(1.3) million, $2.5 million and $3.6 million for the years ended December 31, 1998, 1997, and 1996, respectively. For the periods ended December 31, 1998, 1997, and 1996, respectively, the provision for income taxes consists of deferred income tax of $0.0 million, $(1.1) million, and $0.9 million, respectively, and current income tax of $1.6 million, $0.3 million and $0.4 million, respectively. The 1998 income tax provision includes $1.7 million related to the Partnership's share of Plantation Pipe Line Company's income taxes. The net deferred tax liability of $0.5 million and $2.1 million at December 31, 1998 and 1997, respectively, consists of deferred tax liabilities of $1.3 million and $4.6 million, respectively, and deferred tax assets of $0.8 million and $2.5 million, respectively.

     Reconciling items between income tax expense computed at the statutory rate and actual income tax expense primarily include for the year ended: December 31, 1998, intercompany income and expense items eliminated in the consolidation of the Partnership, amortization of certain intangibles, a change in estimate of prior years' provision, former Hall-Buck Marine, Inc. employees' exercise of stock options prior to acquisition by the Partnership and inclusion of the Partnership's share of income tax expense from Plantation Pipe Line Company; December 31, 1997, the effect of a change in estimate of prior years' provision, a partial liquidating distribution and state income taxes; and December 31, 1996, state income taxes.

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following (in thousands):

                                                            ESTIMATED        DECEMBER 31,
                                                           USEFUL LIFE   ---------------------
                                                             (YEARS)       1997        1998
                                                           -----------   --------   ----------
Pacific Operations
  Land...................................................     --               --   $   55,021
  Buildings..............................................     31               --       12,136
  Machinery, vehicles and equipment......................    8-40              --       10,963
  Pipelines and terminal equipment.......................   40-50              --    1,435,221
  Construction work-in-progress..........................     --               --       20,400
       Less accumulated depreciation.....................                      --      (27,189)
                                                                         --------   ----------
               Total.....................................                      --    1,506,552
Mid-Continent Operations
  Land...................................................     --            1,245   $    1,326
  Buildings..............................................   15-30           6,887        7,154
  Machinery, vehicles and equipment......................    5-30           7,962        6,680
  Pipelines and terminal equipment.......................   12-40         230,762      170,194
  Construction work-in-progress..........................     --            2,236        1,881
       Less accumulated depreciation.....................                 (41,988)     (39,982)
                                                                         --------   ----------
               Total.....................................                 207,104      147,253
Bulk Terminals
  Land...................................................     --            1,466   $    4,792
  Buildings..............................................     30               34           71
  Machinery, vehicles and equipment......................    2-15           2,830        5,161
  Terminal equipment.....................................    3-40          35,190      100,994
  Construction work-in-progress..........................     --            2,008        4,725
       Less accumulated depreciation.....................                  (3,665)      (6,162)
                                                                         --------   ----------
               Total.....................................                  37,863      109,581

6. EQUITY INVESTMENTS

     The Partnership's significant equity investments consist of Plantation Pipe Line Company (24%), Shell CO(2) Company, Ltd. (20%), Mont Belvieu Associates (50%), Colton Transmix Processing Facility (50%) and Heartland Pipeline Company (50%). Total equity investments consisted of the following (in thousands):

                                                               DECEMBER 31,       JUNE 30,
                                                            ------------------   -----------
                                                             1997       1998        1999
                                                            -------   --------   -----------
                                                                                 (UNAUDITED)
Plantation Pipe Line Company..............................  $    --   $109,401    $229,713
Shell CO(2) Company, Ltd. ................................       --     86,688      86,682
Mont Belvieu Associates...................................   27,157     27,568      27,941
Colton Transmix Processing Facility.......................       --      5,187       5,166
Heartland Pipeline Company................................    4,554      4,348       4,630
All Others................................................       --      5,416       4,297
                                                            -------   --------    --------
          Total...........................................  $31,711   $238,608    $358,429
                                                            =======   ========    ========

     The Partnership's earnings from equity investments is as follows (in thousands):

                                                                                    SIX
                                                                                  MONTHS
                                                                                   ENDED
                                                     YEAR ENDED DECEMBER 31,     JUNE 30,
                                                    -------------------------   -----------
                                                     1996     1997     1998        1999
                                                    ------   ------   -------   -----------
                                                                                (UNAUDITED)
Plantation Pipe Line Company.....................   $   --   $   --   $ 4,421     $ 7,569
Shell CO(2) Company, Ltd. .......................       --       --    14,500       7,250
Mont Belvieu Associates..........................    4,968    5,009     4,577       1,180
Colton Transmix Processing Facility..............       --       --       803         854
Heartland Pipeline Company.......................      707      715     1,394         832
All Others.......................................       --       --        37          16
                                                    ------   ------   -------     -------
          Total..................................   $5,675   $5,724   $25,732     $17,701
                                                    ======   ======   =======     =======

     Summarized combined unaudited financial information for the Partnership's significant equity investments is reported below (in thousands):

                                                                                    SIX
                                                                                  MONTHS
                                                                                   ENDED
                                                   YEAR ENDED DECEMBER 31,       JUNE 30,
                                                 ----------------------------   -----------
                                                  1996      1997       1998        1999
                                                 -------   -------   --------   -----------
                                                                                (UNAUDITED)
Income Statement
Revenues......................................   $31,534   $38,299   $236,534    $120,525
Earnings before income taxes..................    11,971    12,259    110,050      50,205
Net income....................................    11,971    12,259     87,918      37,886

                                                              DECEMBER 31,       JUNE 30,
                                                           ------------------   -----------
                                                            1997       1998        1999
                                                           -------   --------   -----------
                                                                                (UNAUDITED)
Current assets................................             $ 7,353   $117,582    $ 97,029
Non-current Assets............................              53,842    398,073     318,235
Current liabilities...........................               4,885     50,669      46,046
Non-current liabilities.......................              11,790    159,318     157,915
Partners'/Owners' equity......................              44,520    305,668     211,303

7. GAS PROCESSING AND FRACTIONATION TRANSACTIONS

Chevron Contract Buyout

     In 1996, the Partnership was notified by Chevron, the only gas processing customer of the Painter Plant, that it was terminating the gas processing agreement effective as of August 1, 1996. The gas processing agreement with Chevron allowed for early termination by Chevron, subject to an approximate $2.9 million one time termination payment. On June 14, 1996, a force majeure event occurred and the Painter Plant gas processing facilities were shut down. Chevron subsequently disputed its obligation to pay the early termination payment. The Partnership negotiated with Chevron to settle all claims between the two parties under the gas processing agreement for $2.5 million.

Gas Processing and Terminal Lease to Amoco

     On February 14, 1997, the Partnership executed an operating lease agreement with Amoco Oil Company ("Amoco") for Amoco's use of the Painter Plant fractionator and the Partnership's Millis Terminal and Storage Facility ("Millis") with the nearby Amoco Painter Complex Gas Plant. The lease generated $1.0 million of cash flow in 1998 and 1997.

8. LONG-TERM DEBT

OLP-B

     As of December 31, 1998, OLP-B has outstanding $23.7 million principal amount of tax exempt bonds due 2024 issued by the Jackson-Union Counties Regional Port District. Such bonds bear interest at a weekly floating market rate. During 1998, the weighted-average interest rate on these bonds was approximately 3.5% per annum. OLP-B has entered into an interest rate swap, which fixes the interest rate at approximately 3.65% per annum during the period from February 13, 1996 to December 31, 1999.

SFPP

     SFPP's long-term debt primarily consists of its Series F first mortgage notes and a bank credit facility. At December 31, 1998, the outstanding balances under the Series F notes and bank credit facility were $244.0 million, and $111.0 million, respectively. The annual interest rate on the Series F notes is 10.70%, the maturity is December 2004, and interest is payable semiannually in June and December. The Series F notes are payable in annual installments of $31.5 million in 1999, $32.5 million in 2000, $39.5 million in 2001, $42.5 million in 2002, and $37.0 million in 2003. The first mortgage notes may also be prepaid beginning in 1999 in full or in part at a price equal to par plus, in certain circumstances, a premium. The first mortgage notes are secured by mortgages on substantially all of the properties of SFPP (the "Mortgaged Property"). The notes contain certain covenants limiting the amount of additional debt or equity that may be issued and limiting the amount of cash distributions, investments, and property dispositions. The bank credit facility provides for borrowings of up to $175 million due in August 2000 and interest, at a short-term Eurodollar rate, payable quarterly. This bank credit facility is used primarily for financing the first mortgage notes when due. Borrowings ($111.0 million at December 31, 1998) under this facility are also secured by the Mortgaged Property and are generally subject to the same terms and conditions as the first mortgage notes. At December 31, 1998, the interest rate on the credit facility debt was 5.465%.

Credit Facilities and Senior Notes

     In February 1998, the Partnership refinanced OLP-A's first mortgage notes and existing bank credit facilities with a $325 million secured revolving credit facility ("Credit Facility") expiring in February 2005. On December 1, 1998, the Credit Facility was amended to release the collateral and the Credit Facility became unsecured. The Credit Facility had an outstanding balance of $230 million at December 31, 1998. The Credit Facility provides for principal payments equal to the amount by which the outstanding balance is in excess of the amount available, which reduces quarterly commencing in May 2000. The Credit Facility also provides, at the Partnership's option, a floating interest rate equal to either the administrative agent's base rate (but not less than the Federal Funds Rate plus 0.5% per year) or LIBOR plus a margin ranging from .75% to 1.25% per year based on the Partnership's ratio of Funded Indebtedness to Cash Flow, as defined in the Credit Facility. The Credit Facility contains certain restrictive covenants including, but not limited to, the incurrence of additional indebtedness, the making of investments, and making cash distributions other than quarterly distributions from available cash as provided by the partnership agreement. The Partnership has used the proceeds from the Credit Facility to refinance the existing first mortgage notes of OLP-A, including a prepayment premium, to fund the cash investments in Shell CO(2) Company, Ltd. and Plantation Pipe Line Company, to refinance the debt associated with the Hall-Buck acquisition, to fund the acquisition of the general partner interest in Santa Fe (Note 3), and to fund the acquisition of the Pier IX Terminal and the Shipyard River Terminal. The prepayment premium and the write-off of the associated unamortized debt issue costs are reflected as an extraordinary charge in the accompanying consolidated statement of income.

     On November 6, 1998, the Partnership filed with the SEC a shelf registration statement with respect to the sale from time to time of up to $600 million in debt and/or equity securities. On January 29, 1999, the Partnership closed a public offering of $250 million in principal amount of 6.30% Senior Notes due February 1, 2009 ("Notes") at a price to the public of 99.67% per Note. In the offering, the Partnership received proceeds, net of underwriting discounts and commissions, of approximately $248 million. The proceeds were used to pay the outstanding balance on the Credit Facility and for working capital and other proper partnership purposes. The Notes will be guaranteed on a full, unconditional, and joint and several basis by all of the Partnership's consolidating subsidiaries (excluding SFPP and the subsidiaries of Kinder Morgan Bulk Terminals, Inc.) so long as any other debt obligations of the Partnership are guaranteed by such subsidiaries. SFPP, which was acquired March 6, 1998, will not be guaranteeing the public debt securities. Kinder Morgan Energy Partners, L.P., the parent company, has operations from only investments in its subsidiaries. The following discloses the consolidating financial information for the Partnership:

                       CONSOLIDATING STATEMENT OF INCOME

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                                       KINDER MORGAN   COMBINED      COMBINED     ELIMINATIONS
                                          ENERGY       GUARANTOR   NONGUARANTOR       AND
                                       PARTNERS, LP      SUBS.        SUBS.       ADJUSTMENTS    CONSOLIDATED
                                       -------------   ---------   ------------   ------------   ------------
                                                                   (IN THOUSANDS)
Revenues..............................   $     --      $101,187      $221,430      $      --       $322,617
Costs and Expenses
  Cost of products sold...............         --         5,860            --             --          5,860
  Operations and maintenance..........         --        39,318        25,704             --         65,022
  Fuel and power......................         --         6,069        16,316             --         22,385
  Depreciation and amortization.......         --        12,144        25,177             --         37,321
  General and administrative..........         --        11,047        28,937             --         39,984
  Taxes, other than income
    taxes.............................         --         3,592         8,548             --         12,140
                                         --------      --------      --------      ---------       --------
                                               --        78,030       104,682             --        182,712
                                         --------      --------      --------      ---------       --------
Operating Income......................         --        23,157       116,748             --        139,905
Other Income (Expense)
  Earnings from equity investments....    103,563       109,355           803       (187,989)        25,732
  Interest, net.......................         47       (12,365)      (26,282)            --        (38,600)
  Other, net..........................         --          (845)       (6,418)            --         (7,263)
Minority Interest.....................         --           496            --         (1,481)          (985)
                                         --------      --------      --------      ---------       --------
Income Before Taxes and Extraordinary
  charge..............................    103,610       119,798        84,851       (189,470)       118,789
Income Tax Benefit (Expense)..........         --        (1,572)           --             --         (1,572)
                                         --------      --------      --------      ---------       --------
Income Before Extraordinary charge....    103,610       118,226        84,851       (189,470)       117,217
Extraordinary charge on early
  extinguishment of debt..............         (4)      (13,607)           --             --        (13,611)
                                         --------      --------      --------      ---------       --------
Net Income............................   $103,606      $104,619      $ 84,851      $(189,470)      $103,606
                                         ========      ========      ========      =========       ========

                          CONSOLIDATING BALANCE SHEET

                              AT DECEMBER 31, 1998

                                     ASSETS

                                            KINDER MORGAN    COMBINED      COMBINED     ELIMINATIONS
                                               ENERGY       GUARANTOR    NONGUARANTOR       AND
                                            PARTNERS, LP      SUBS.         SUBS.       ADJUSTMENTS    CONSOLIDATED
                                            -------------   ----------   ------------   ------------   ------------
                                                                        (IN THOUSANDS)
Current Assets
  Cash and cash equivalents................  $       93     $   16,980    $   14,662    $        --     $   31,735
  Accounts and notes receivable............       8,160         27,521        38,089        (29,645)        44,125
  Inventories
    Products...............................          --          2,486           415             --          2,901
    Materials and supplies.................          --          1,850           790             --          2,640
                                             ----------     ----------    ----------    -----------     ----------
                                                  8,253         48,837        53,956        (29,645)        81,401
                                             ----------     ----------    ----------    -----------     ----------
Property, Plant and Equipment, at cost.....          --        302,978     1,533,741             --      1,836,719
  Less accumulated depreciation............          --         46,145        27,188             --         73,333
                                             ----------     ----------    ----------    -----------     ----------
                                                     --        256,833     1,506,553             --      1,763,386
                                             ----------     ----------    ----------    -----------     ----------
Equity Investments.........................   1,356,643      1,293,478        10,534     (2,422,047)       238,608
Intangibles................................          --         58,536            --             --         58,536
Deferred charges and other assets..........     233,066          5,548         1,958       (230,231)        10,341
                                             ----------     ----------    ----------    -----------     ----------
         TOTAL ASSETS......................  $1,597,962     $1,663,232    $1,573,001    $(2,681,923)    $2,152,272
                                             ==========     ==========    ==========    ===========     ==========

                                         LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Accounts payable
    Trade..................................  $       --     $    5,737    $    5,953    $        --     $   11,690
    Related parties........................       7,046         20,950        15,601        (29,645)        13,952
  Accrued liabilities......................         253          3,266        14,711             --         18,230
  Accrued benefits.........................          --          2,172         7,243             --          9,415
  Accrued taxes............................          --            772         3,423             --          4,195
                                             ----------     ----------    ----------    -----------     ----------
                                                  7,299         32,897        46,931        (29,645)        57,482
                                             ----------     ----------    ----------    -----------     ----------
Long-Term Liabilities and Deferred Credits
  Long-term debt...........................     230,000        256,293       355,509       (230,231)       611,571
  Other....................................          --          4,921        99,868             --        104,789
                                             ----------     ----------    ----------    -----------     ----------
                                                230,000        261,214       455,377       (230,231)       716,360
                                             ----------     ----------    ----------    -----------     ----------
Minority Interest..........................          --         (1,365)           --         19,132         17,767
                                             ----------     ----------    ----------    -----------     ----------
Partners' Capital
  Limited Partner Interests................          --      1,356,643            --     (1,356,643)            --
  General Partner Interests................          --             --     1,065,404     (1,065,404)            --
  Special LP Interests.....................          --             --         5,289         (5,289)            --
  Common Units.............................   1,348,591             --            --             --      1,348,591
  Kinder Morgan General Partner............      12,072         13,843            --        (13,843)        12,072
                                             ----------     ----------    ----------    -----------     ----------
                                              1,360,663      1,370,486     1,070,693     (2,441,179)     1,360,663
                                             ----------     ----------    ----------    -----------     ----------
         TOTAL LIABILITIES AND CAPITAL.....  $1,597,962     $1,663,232    $1,573,001    $(2,681,923)    $2,152,272
                                             ==========     ==========    ==========    ===========     ==========

                     CONSOLIDATING STATEMENT OF CASH FLOWS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998

                                                   KINDER MORGAN   COMBINED      COMBINED     ELIMINATIONS
                                                      ENERGY       GUARANTOR   NONGUARANTOR       AND
                                                   PARTNERS, LP      SUBS.        SUBS.       ADJUSTMENTS    CONSOLIDATED
                                                   -------------   ---------   ------------   ------------   ------------
                                                                               (IN THOUSANDS)
Cash Flows From Operating Activities
Reconciliation of net income to net cash provided
  by operating activities
Net income........................................   $ 103,606     $104,619      $ 84,851      $(189,470)     $ 103,606
Extraordinary charge on early extinguishment of
  debt............................................           4       13,607            --             --         13,611
Depreciation and amortization.....................          --       12,144        25,177             --         37,321
Earnings from equity investments..................    (103,563)    (109,355)         (803)       187,989        (25,732)
Distributions from equity investments.............     118,500      100,308            --       (199,138)        19,670
Changes in components of working capital
  Accounts receivable.............................    (193,033)     171,386        (9,682)        32,532          1,203
  Inventories.....................................          --         (794)           60             --           (734)
  Accounts payable................................       6,679       12,267        13,783        (32,532)           197
  Accrued liabilities.............................         253        1,853       (16,221)            --        (14,115)
  Accrued taxes...................................          --       (2,105)          839             --         (1,266)
  El Paso Settlement..............................          --           --        (8,000)            --         (8,000)
  Other, net......................................         322        9,240        (2,823)         1,481          8,220
                                                     ---------     ---------     --------      ---------      ---------
Net Cash Provided by (Used in) Operating
  Activities......................................     (67,232)     313,170        87,181       (199,138)       133,981
                                                     ---------     ---------     --------      ---------      ---------
Cash Flows From Investing Activities
  Acquisitions of assets..........................        (225)    (128,418)       21,499             --       (107,144)
  Additions to property, plant and equipment for
    expansion and maintenance projects............          --      (16,001)      (22,406)            --        (38,407)
  Sale of property, plant and equipment...........          --           44            20             --             64
  Contributions to equity investments.............          --     (145,743)         (491)        10,000       (136,234)
                                                     ---------     ---------     --------      ---------      ---------
Net Cash Provided by (Used in) Investing
  Activities......................................        (225)    (290,118)       (1,378)        10,000       (281,721)
                                                     ---------     ---------     --------      ---------      ---------
Cash Flows From Financing Activities
  Issuance of debt................................     452,000      263,038        32,612       (255,038)       492,612
  Payment of debt.................................    (222,000)    (157,863)      (32,710)         4,776       (407,797)
  Cost of refinancing long-term debt..............      (3,160)     (13,608)           --             --        (16,768)
  Proceeds from issuance of common units..........     212,303           --            --             --        212,303
  Contributions from GP interests.................          --       12,349        10,000        (10,000)        12,349
Distributions to partners
  Limited Partner Interests.......................          --     (118,500)           --        118,500             --
  General Partner Interests.......................          --           --       (80,638)        80,638             --
  Special LP Interests............................          --           --          (405)           405             --
  Common Units....................................     (93,352)          --            --             --        (93,352)
  Kinder Morgan General Partner...................     (27,450)      (1,209)           --          1,209        (27,450)
  Minority Interest...............................          --           --            --         (1,614)        (1,614)
  Other, net......................................    (250,841)         159            --        250,262           (420)
                                                     ---------     ---------     --------      ---------      ---------
Net Cash Provided by (Used in) Financing
  Activities......................................      67,500      (15,634)      (71,141)       189,138        169,863
                                                     ---------     ---------     --------      ---------      ---------
Increase/(Decrease) in Cash and Cash
  Equivalents.....................................          43        7,418        14,662             --         22,123
Cash and Cash Equivalents, Beginning of Period....          50        9,562            --             --          9,612
                                                     ---------     ---------     --------      ---------      ---------
Cash and Cash Equivalents, End of Period..........   $      93     $ 16,980      $ 14,662      $      --      $  31,735
                                                     =========     =========     ========      =========      =========

Fair Value of Financial Instruments

     The estimated fair value of the long-term debt based upon prevailing interest rates available to the Partnership at December 31, 1998 and 1997 is disclosed below.

     Fair value as used in SFAS No. 107 -- "Disclosures About Fair Value of Financial Instruments" represents the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                  DECEMBER 31, 1997       DECEMBER 31, 1998
                                                ---------------------   ---------------------
                                                CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                 VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                                --------   ----------   --------   ----------
                                                              (IN THOUSANDS)
Long-term debt................................  $146,824    $158,343    $611,571    $645,873

9. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     In 1998, the Partnership adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which revises and standardizes the reporting requirements for postretirement benefits. However, SFAS No. 132 does not change the measurement and recognition of those benefits.

     In connection with the acquisition of SFPP and Hall-Buck, the Partnership acquired certain liabilities for pension and postretirement benefits. The Partnership has a noncontributory defined benefit pension plan covering the former employees of Hall-Buck. The benefits under this plan were based primarily upon years of service and final average pensionable earnings. The Partnership also provides medical and life insurance benefits to current employees, their covered dependents and beneficiaries of SFPP and Kinder Morgan Bulk Terminals, Inc. The Partnership also provides the same benefits to former salaried employees of SFPP.

     The SFPP postretirement benefit plan is frozen as no additional participants may join the Plan. The Partnership will continue to fund the cost associated with those employees currently in the Plan for medical benefits and life insurance coverage during retirement.

     Net periodic benefit costs for these plans include the following components (in thousands):

                                                                            OTHER POSTRETIREMENT
                                                         PENSION BENEFITS         BENEFITS
                                                               1998                 1998
                                                         ----------------   --------------------
Net periodic benefit cost
Service cost...........................................       $  98                $ 636
Interest cost..........................................          76                  983
Expected return on plan assets.........................         (70)                  --
Amortization of prior service cost.....................          --                 (493)
Actuarial loss (gain)..................................          --                 (208)
                                                              -----                -----
Net periodic benefit cost..............................       $ 104                $ 918
                                                              =====                =====
Additional amounts recognized for 1998
Curtailment (gain) loss................................       $(425)               $  --

     Information concerning benefit obligations, plan assets, funded status and recorded values for these plans follows (in thousands):

                                                                             OTHER
                                                              PENSION    POSTRETIREMENT
                                                              BENEFITS      BENEFITS
                                                                1998          1998
                                                              --------   --------------
Change in benefit obligation
Benefit obligation at January 1, 1998.......................   $   --       $     --
Service cost................................................       98            636
Interest cost...............................................       76            983
Plan participants' contributions............................       --            117
Actuarial loss..............................................       --            529
Acquisitions................................................    2,201         13,039
Curtailment (gain)..........................................     (425)            --
Benefits paid from plan assets..............................      (88)          (570)
                                                               ------       --------
Benefit obligation at December 31, 1998.....................   $1,862       $ 14,734
                                                               ======       ========
Change in Plan Assets
Fair value of plan assets at January 1, 1998................   $   --       $     --
Actual return on plan assets................................      136             --
Acquisitions................................................    1,628             --
Employer contributions......................................      157            453
Plan participants' contributions............................       --            117
Benefits paid from plan assets..............................      (88)          (570)
                                                               ------       --------
Fair value of plan assets at December 31, 1998..............   $1,833       $     --
                                                               ======       ========
Funded status...............................................   $  (29)      $(14,734)
Unrecognized net transition obligation......................        3             --
Unrecognized net actuarial (gain)...........................     (187)        (1,831)
Unrecognized prior service (benefit)........................       --         (2,270)
                                                               ------       --------
(Accrued) benefit cost......................................   $ (213)      $(18,835)
                                                               ======       ========
Weighted-Average assumptions at December 31, 1998
Discount rate...............................................      7.0%           7.0%
Expected return on plan assets..............................      8.5%            --
Rate of compensation increase...............................      4.0%           4.0%

     The unrecognized prior service credit will be amortized straight-line over the remaining expected service to retirement (5.6 years). For 1998, the assumed health care cost trend rate for medical costs was 9% and is assumed to decrease gradually to 5% by 2005 and remain constant thereafter.

     A one-percentage change in assumed health care cost trend rates would have the following effects (in thousands):

                                                                  OTHER
                                                              POSTRETIREMENT
                                                                 BENEFITS
                                                                   1998
                                                              --------------
Effect on total of service and interest cost components
1-Percentage point increase.................................     $   103
1-Percentage point decrease.................................     $   (93)
Effect on postretirement benefit obligation
1-Percentage point increase.................................     $ 1,655
1-Percentage point decrease.................................     $(1,490)

     MULTIEMPLOYER PLANS AND OTHER BENEFITS. With the acquisition of Hall-Buck, the Partnership participates in multi-employer pension plans for the benefit of its employees who are union members. Partnership contributions to these plans were $0.6 million from the period of acquisition through December 31, 1998. These plans are not administered by the Partnership and contributions are determined in accordance with the provisions of negotiated labor contracts. Other benefits include a self-insured health and welfare insurance plan and an employee health plan where employees may contribute for their dependents' health care costs. Amounts charged to expense for these plans were $0.5 million from the period of acquisition through December 31, 1998.

     The Partnership terminated the Employee Stock Ownership Plan (the "ESOP") held by Hall-Buck for the benefit of its employees on August 13, 1998. All participants became fully vested retroactive to July 1, 1998, the effective date of the acquisition. The assets remaining in the plan will be distributed during 1999.

     The Partnership assumed River Consulting, Inc.'s (a consolidating affiliate of Hall-Buck Marine, Inc.), savings plan under Section 401(k) of the Internal Revenue Code. This savings plan allowed eligible employees to contribute up to 10 percent of their compensation on a pre-tax basis, with the Partnership matching 2.5 percent of the first 5 percent of the employees' wage. Matching contributions are vested at the time of eligibility, which is one year after employment. Effective January 1, 1999, this savings plan was merged into the retirement savings plan of the general partner.

10. PARTNERS' CAPITAL

     At December 31, 1998, Partners' capital consisted of 47,959,690 units held by third parties and 862,000 units held by the general partner. Together, these 48,821,690 units represent the limited partners' interest and an effective 98% interest in the Partnership, excluding the general partner's incentive distribution. At December 31, 1997 and 1996 there were 14,111,200 and 13,020,000 units outstanding, respectively. The general partner interest represents an effective 2% interest in the Partnership, excluding the general partner's incentive distribution. On February 14, 1997, the 1,720,000 deferred participation units held by the general partner were converted to common units and 858,000 of these units were sold to a third party. Since the deferred participation units owned by the general partner are now common units, they are no longer separately disclosed. In addition to the units issued for the acquisition of SFPP and Hall-Buck (see Note 3), the Partnership issued 6,070,578 units in June 1998 related to a primary public offering.

     For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are done only, however, after giving effect to any priority income allocations in an amount equal to incentive distributions allocated 100% to the general partner.

     Incentive distributions allocated to the general partner are determined by the amount quarterly distributions to unitholders exceed certain specified target levels. For the years ended December 31, 1998 and 1997, the Partnership distributed $2.4725 and $1.8775, respectively, per unit. The distributions for 1998 and 1997 required incentive distributions to the general partner in the amount of $32,737,571 and $3,935,852, respectively. The increased incentive distribution paid for 1998 over 1997 reflects the increase in amount distributed per unit as well as the issuance of additional units in 1998.

     On January 13, 1999, the Partnership declared a cash distribution for the quarterly period ended December 31, 1998, of $0.65 per unit. The distribution was paid on February 12, 1999, to unitholders of record as of January 29, 1999, and required an incentive distribution to the general partner of $10,717,464. Since this distribution was declared after the end of the quarter, no amount is shown in the December 31, 1998 balance sheet as a Distribution Payable.

11. CONCENTRATIONS OF CREDIT RISK

     Four customers of the Partnership each accounted for over 10% of consolidated revenues for 1998. In 1997, only one customer accounted for more than 10% of consolidated revenues. See Note 14 for more information on major customers. Additionally, a portion of the Partnership's revenues is derived from transportation services to oil and gas refining and marketing companies in the Midwest. Although this concentration could affect the Partnership's overall exposure to credit risk inasmuch as these customers could be affected by similar economic or other conditions, management believes that the Partnership is exposed to minimal credit risk. The Partnership generally does not require collateral for its receivables.

12. RELATED PARTY TRANSACTIONS

Revenues and Expenses

     Revenues for the year ended December 31, 1996 include transportation charges and product sales to an Enron subsidiary, Enron Gas Liquids, Inc., of $7.7 million. Another Enron subsidiary, Enron Gas Processing Company ("EGP"), provided services in connection with a gas processing agreement with Mobil as well as storage and other services to the Partnership and charged $6.6 million for the year ended December 31, 1996. Management believes that these charges were reasonable. As a result of KMI's acquisition of all of the common stock of the general partner, Enron and its affiliates are no longer affiliates of the Partnership.

     The Partnership leases approximately 17 million barrels per day of North System capacity to Heartland Pipeline Company ("Heartland") under a lease agreement, which will expire in 2010. Revenues earned from Heartland for the lease rights were approximately $0.9 million for each of the years ended December 31, 1998, 1997 and 1996.

General and Administrative Expenses

     Prior to the sale of the general partner, Enron and its affiliates were reimbursed for certain corporate staff and support services rendered to the general partner in managing and operating the Partnership. Such reimbursement was made pursuant to the terms of the Omnibus Agreement executed among Enron, the Partnership and the general partner at the time of formation of the

Partnership. For the year ended December 31, 1996, the amounts reimbursed to Enron were $5.8 million.

     After the sale of the general partner, the general partner provides the Partnership with general and administrative services and is entitled to reimbursement of all direct and indirect costs related to the business activities of the Partnership. The general partner incurred $38.0 million in general and administrative expenses in 1998 and $6.9 million in general and administrative expenses in 1997.

Partnership Distributions

     Kinder Morgan G.P., Inc. (the "general partner") serves as the sole general partner of the four operating partnerships as well as the sole general partner of the Partnership. Pursuant to the partnership agreements, the general partner interests represent a 1% ownership interest in the Partnership, and a direct 1.0101% ownership interest in the operating partnerships. Together then, the general partner owns an effective 2% interest in the operating partnerships, excluding incentive distributions; the 1.0101% direct general partner ownership interest (accounted for as minority interest in the consolidated financial statements of the Partnership) and the 0.9899% ownership interest indirectly owned via its 1% ownership interest in the Partnership.

     At December 31, 1998, the general partner owned 862,000 units, representing approximately 1.8% of the outstanding units. The partnership agreements governing the operation of the Partnership and the operating partnerships require the partnerships to distribute 100% of the "Available Cash" (as defined in the partnership agreements) to the partners within 45 days following the end of each calendar quarter in accordance with their respective percentage interests. Available Cash consists generally of all cash receipts of the partnerships, less all of their cash disbursements, net additions to reserves, and amounts payable to the former Santa Fe General Partner in respect of its 0.5% interest in SFPP, L.P.

     In general, Available Cash for each quarter is distributed, first, 98% to the limited partners and 2% to the general partner until the limited partners have received a total of $0.3025 per unit for such quarter, second, 85% to the limited partners and 15% to the general partner until the limited partners have received a total of $0.3575 per unit for such quarter, third, 75% to the limited partners and 25% to the general partner until the limited partners have received a total of $0.4675 per unit for such quarter, and fourth, thereafter 50% to the limited partners and 50% to the general partner. Incentive distributions are generally defined as all cash distributions paid or payable to the general partner that are in excess of 2% of the aggregate amount of cash being distributed. The general partner's declared incentive distributions for the years ended December 31, 1998, 1997, and 1996 were $32,737,571, $3,935,852 and
$100,571, respectively.

13. LEASES AND COMMITMENTS

     The Partnership has entered into certain operating leases. Including probable elections to exercise renewal options, the leases have remaining terms ranging from one to forty-five years. Future commitments related to these leases at December 31, 1998 are as follows (in thousands):

1999........................................................  $ 4,886
2000........................................................    3,951
2001........................................................    3,781
2002........................................................    4,209
2003........................................................    4,052
Thereafter..................................................   31,924
                                                              -------
          Total minimum payments............................  $52,803
                                                              =======

     Total minimum payments have not been reduced for future minimum sublease rentals aggregating approximately $3.2 million. Total lease expenses, including related variable charges, incurred for the years ended December 31, 1998, 1997, and 1996 were $3.7 million, $1.3 million and $1.5 million, respectively.

     The primary shipper on the Cypress Pipeline has the right until 2011 to purchase up to a 50% joint venture interest in the pipeline at a price based on, among other things, the construction cost of the Cypress Pipeline, plus adjustments for expansions. If the customer exercises its rights under the option, management anticipates that no loss will accrue to the Partnership.

     Under a joint tariff agreement, the Partnership's North System is obligated to pay minimum tariff revenues of approximately $2.0 million per contract year to an unaffiliated pipeline company subject to certain adjustments. This agreement expires March 1, 2013, but provides for a five-year extension at the option of the Partnership.

     During 1998, the Partnership established a unit option plan, which provides that key personnel are eligible to receive grants of options to acquire units. The number of units available under the option plan is 250,000. The option plan terminates in March 2008. As of December 31, 1998, 194,500 options were granted to certain personnel with a term of seven years at exercise prices equal to the market price of the units at the grant date ($34.56 weighted average price). In addition, 10,000 options were granted to non-employee directors of the Partnership. The options granted generally vest forty percent in the first year and twenty percent each year thereafter.

     The Partnership applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for unit options granted under the Partnership's option plan. Pro forma information regarding changes in net income and per unit data if the accounting prescribed by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," had been applied is not material. No compensation expense has been recorded since the options were granted at exercise prices equal to the market prices at the date of grant.

     During 1997, the Partnership established an Executive Compensation Plan for certain executive officers of the general partner. The Partnership may, at its option and with the approval of the unitholders, pay the participants in units instead of cash. Eligible awards are equal to a formula based upon the cash distributions paid to the general partner during the four calendar quarters preceding the date of redemption multiplied by eight (the "Calculated Amount"). Calculated amounts are accrued as compensation expense and adjusted quarterly. Under the plan, no eligible employee may receive a grant in excess of 2% and total awards under the Plan may not exceed 10% of the Calculated

Amount. The plan terminates January 1, 2007, and any unredeemed awards will be automatically redeemed.

     At December 31, 1998, certain executive officers of the general partner had outstanding awards totaling 2% of the Calculated Amount eligible to be granted under the Plan. On January 4, 1999 (subsequent to year end) 50% of the awards granted to these executive officers were vested and paid out. Each participant continues to have a grant of 1% under the plan.

14. REPORTABLE SEGMENTS

     The Partnership has adopted SFAS No. 131 -- "Disclosures About Segments of an Enterprise and Related Information." The Partnership competes in three reportable business segments: Pacific Operations, Mid-Continent Operations and Bulk Terminals (see Note 1). The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see
Note 2). The Partnership evaluates performance based on each segments' earnings, which excludes general and administrative expenses, third-party debt costs, unallocable non-affiliated interest income and expense, and minority interest. The Partnership's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment involves different products and marketing strategies.

     Financial information by segment follows (in thousands):

                                                           1996       1997        1998
                                                         --------   --------   ----------
Revenues
  Pacific Operations...................................  $     --   $     --   $  221,430
  Mid-Continent Operations.............................    63,191     55,777       38,271
  Bulk Terminals.......................................     8,059     18,155       62,916
                                                         --------   --------   ----------
  Total Segments.......................................  $ 71,250   $ 73,932   $  322,617
                                                         ========   ========   ==========
Operating Income
  Pacific Operations...................................  $     --   $     --   $  145,685
  Mid-Continent Operations.............................    21,804     22,389       13,632
  Bulk Terminals.......................................     4,401     10,709       20,572
                                                         --------   --------   ----------
  Total Segments.......................................  $ 26,205   $ 33,098   $  179,889
                                                         ========   ========   ==========
Earnings from equity investments
  Pacific Operations...................................  $     --   $     --   $      803
  Mid-Continent Operations.............................     5,675      5,724       24,892
  Bulk Terminals.......................................        --         --           37
                                                         --------   --------   ----------
  Total Segments.......................................  $  5,675   $  5,724   $   25,732
                                                         ========   ========   ==========
Other, net
  Pacific Operations...................................  $     --   $     --   $   (6,418)
  Mid-Continent Operations.............................     2,605       (707)         (80)
  Bulk Terminals.......................................        21         (1)        (765)
                                                         --------   --------   ----------
  Total Segments.......................................  $  2,626   $   (708)  $   (7,263)
                                                         ========   ========   ==========
Income tax benefit (expense)
  Pacific Operations...................................  $     --   $     --   $       --
  Mid-Continent Operations.............................    (1,343)       740         (972)
  Bulk Terminals.......................................        --         --         (600)
                                                         --------   --------   ----------
  Total Segments.......................................  $ (1,343)  $    740   $   (1,572)
                                                         ========   ========   ==========

                                                           1996       1997        1998
                                                         --------   --------   ----------
Segment earnings
  Pacific Operations...................................  $     --   $     --   $  140,070
  Mid-Continent Operations.............................    28,741     27,482       37,156
  Bulk Terminals.......................................     4,422     10,708       19,244
                                                         --------   --------   ----------
  Total Segments(1)....................................  $ 33,163   $ 38,190   $  196,470
                                                         ========   ========   ==========
Assets at December 31
  Pacific Operations...................................  $     --   $     --   $1,549,523
  Mid-Continent Operations.............................   255,679    254,084      381,881
  Bulk Terminals.......................................    33,625     54,710      186,298
                                                         --------   --------   ----------
  Total Segments(2)....................................  $289,304   $308,794   $2,117,702
                                                         ========   ========   ==========
Depreciation and amortization
  Pacific Operations...................................  $     --   $     --   $   25,177
  Mid-Continent Operations.............................     8,542      9,009        8,274
  Bulk Terminals.......................................     1,366      1,058        3,870
                                                         --------   --------   ----------
  Total Segments.......................................  $  9,908   $ 10,067   $   37,321
                                                         ========   ========   ==========
Capital expenditures
  Pacific Operations...................................  $     --   $     --   $   23,925
  Mid-Continent Operations.............................     7,969      4,310        4,531
  Bulk Terminals.......................................       606      2,574        9,951
                                                         --------   --------   ----------
  Total Segments.......................................  $  8,575   $  6,884   $   38,407
                                                         ========   ========   ==========

     (1) The following reconciles segment earnings to net income.

                                                           1996        1997        1998
                                                         --------    --------    --------
Segment earnings.......................................  $ 33,163    $ 38,190    $196,470
Interest and corporate administrative expenses(a)......   (21,263)    (20,453)    (92,864)
                                                         --------    --------    --------
Net Income.............................................  $ 11,900    $ 17,737    $103,606
                                                         ========    ========    ========

------------

(a) Includes interest and debt expense, general and administrative expenses, minority interest expense and other insignificant items.

     (2) The following reconciles segment assets to consolidated assets.

                                                           1996       1997        1998
                                                         --------   --------   ----------
Segment assets.........................................  $289,304   $308,794   $2,117,702
Corporate assets(a)....................................    14,299      4,112       34,570
                                                         --------   --------   ----------
Total assets...........................................  $303,603   $312,906   $2,152,272
                                                         ========   ========   ==========

------------

(a) Includes cash, cash equivalents and certain unallocable deferred charges.

     Although the Partnership's 1998 revenues were derived from a wide customer base, revenues from one customer of the Partnership's Pacific Operations and Bulk Terminals segments represented approximately $42.5 million (13.2%) of the Partnership's consolidated revenues. Three other customers of the Pacific Operations accounted for more than 10% of total revenues. These customers had revenues of approximately $39.7 million (12.3%), $35.29 million (11.0%) and $35.28 million

(10.9%), respectively, of total revenues. For the year ended December 31, 1997, revenues from one customer of the Mid-Continent Operations segment represented approximately $8.8 million (11.9%) of total revenues. For the year ended December 31, 1996, revenues from two customers of the Mid-Continent Operations segment represented approximately $8.9 million (12.4%) and $7.4 million (10.4%), respectively, of total revenues.

15. LITIGATION AND OTHER CONTINGENCIES

     The tariffs charged for interstate common carrier pipeline transportation for the Partnership's pipelines are subject to rate regulation by the Federal Energy Regulatory Commission ("FERC") under the Interstate Commerce Act ("ICA"). The ICA requires, among other things, that petroleum products (including NGLs) pipeline rates be just and reasonable and non-discriminatory. Pursuant to FERC Order No. 561, effective January 1, 1995, petroleum pipelines are able to change their rates within prescribed ceiling levels that are tied to an inflation index. FERC Order No. 561-A, affirming and clarifying Order No. 561, expands the circumstances under which petroleum pipelines may employ cost-of-service ratemaking in lieu of the indexing methodology, effective January 1, 1995. For each of the years ended December 31, 1998, 1997, and 1996, the application of the indexing methodology did not significantly affect the Partnership's rates. Tariffs charged by SFPP are subject to certain proceedings involving shippers' protests regarding the interstate rates, as well as practices and the jurisdictional nature of certain facilities and services on the Pacific Operations' pipeline systems.

FERC Proceedings

     In September 1992, El Paso Refinery, L.P. ("El Paso") filed a protest/complaint with the FERC challenging SFPP's East Line rates from El Paso, Texas to Tucson and Phoenix, Arizona, challenging SFPP's proration policy and seeking to block the reversal of the direction of flow of SFPP's six inch pipeline between Phoenix and Tucson. At various dates following El Paso's September 1992 filing, other shippers on SFPP's South System, including Chevron U.S.A. Products Company ("Chevron"), Navajo, ARCO Products Company ("ARCO"), Texaco Refining and Marketing Inc. ("Texaco"), Refinery Holding Company, L.P. (a partnership formed by El Paso's long-term secured creditors that purchased El Paso's refinery in May 1993), Mobil Oil Corporation and Tosco Corporation, filed separate complaints, and/or motions to intervene in the FERC proceeding, challenging SFPP's rates on its East and West Lines. Certain of these parties also claimed that a gathering enhancement charge at SFPP's Watson origin pump station in Carson, California was charged in violation of the ICA. In subsequent procedural rulings, the FERC consolidated these challenges (Docket Nos. OR92-8-000, et al.) and ruled that they must proceed as a complaint proceeding, with the burden of proof being placed on the complaining parties. Such parties must show that SFPP's rates and practices at issue violate the requirements of the Interstate Commerce Act.

     Hearings in the FERC proceeding commenced on April 9, 1996 and concluded on July 19, 1996. The parties completed the filing of their post-hearing briefs on December 9, 1996. An initial decision by the FERC Administrative Law Judge was issued on September 25, 1997 (the "Initial Decision").

     The Initial Decision upheld SFPP's position that "changed circumstances" were not shown to exist on the West Line, thereby retaining the just and reasonable status of all West Line rates that were "grandfathered" under the Energy Policy Act of 1992 ("EPACT"). Accordingly, such rates are not subject to challenge, either for the past or prospectively. The Administrative Law Judge's decision specifically excepted from that ruling SFPP's Tariff No. 18 for movement of jet fuel from Los Angeles to Tucson, which was initiated subsequent to the enactment of EPACT.

     The Initial Decision also included rulings that were generally adverse to SFPP on such cost of service issues as the capital structure to be used in computing SFPP's 1985 starting rate base under FERC Opinion 154-B, the level of income tax allowance, and the recoverability of civil and regulatory litigation expense and certain pipeline reconditioning costs. The Administrative Law Judge also ruled that a gathering enhancement service at SFPP's Watson origin pump station in Carson, California was subject to FERC jurisdiction and ordered that a tariff for that service and supporting cost of service documentation be filed no later than 60 days after a final FERC order on this matter.

     As of December 31, 1998, the matters at issue were pending before the FERC commissioners for a final decision. On January 13, 1999, the FERC issued its Opinion No. 435, which affirmed in part and modified in part the Initial Decision. In Opinion No. 435, the FERC ruled that all but one of the West Line rates are "grandfathered" as just and reasonable and that "changed circumstances" had not been shown to satisfy the complainants' threshold burden necessary to challenge those rates. The FERC further held that the one "non-grandfathered" West Line tariff did not require rate reduction. Accordingly, all complaints against the West Line rates were dismissed without any requirement that SFPP reduce, or pay any reparations for, any West Line rate.

     With respect to the East Line rates, Opinion No. 435 reversed in part and affirmed in part the Initial Decision's ruling regarding the methodology of calculating the rate base for the East Line. Among other things, Opinion No. 435 modified the Initial Decision concerning the date in reference to which the starting rate base would be calculated and the income tax allowance and allowable cost of equity used to calculate the rate base. In addition, Opinion No. 435 ruled that no reparations would be owed to any complainant for any period prior to the date on which that complainant's complaint was filed, thus reducing the potential reparations period for most complainants by two years. Several parties to the proceeding have filed a petition with the United States Court of Appeals for the District of Columbia circuit for review of Opinion No.
435. SFPP has sought rehearing from the FERC and has also sought review from the United States Courts of Appeals for the District of Columbia Circuit of Opinion No. 435. The Partnership believes Opinion No. 435 substantially reduces the negative impact of the Initial Decision.

     In December 1995, Texaco filed an additional FERC complaint, which involves the question of whether a tariff filing was required for movements on certain of SFPP's lines upstream of its Watson, California station origin point (the "Sepulveda Lines") and, if so, whether those rates may be set in that proceeding and what those rates should be. Texaco's initial complaint was followed by several other West Line shippers filing similar complaints and/or motions to intervene, all of which have been consolidated into Docket Nos. OR96-2-000 et al. Hearings before an Administrative Law Judge were held in December 1996 and the parties completed the filing of final post-hearing briefs on January 31, 1997.

     On March 28, 1997, the Administrative Law Judge issued an initial decision holding that the movements on SFPP's Sepulveda Lines are not subject to FERC jurisdiction. On August 5, 1997, the FERC reversed that decision and found the Sepulveda Lines to be subject to the jurisdiction of the FERC. SFPP was ordered to make a tariff filing within 60 days to establish an initial rate for these facilities. The FERC reserved decision on reparations until it ruled on the newly-filed rates. On October 6, 1997, SFPP filed a tariff establishing the initial interstate rate for movements on the Sepulveda Lines from Sepulveda Junction to Watson Station at the preexisting rate of five cents per barrel, along with supporting cost of service documentation. Subsequently, several shippers filed protests and motions to intervene at the FERC challenging that rate. On October 27, 1997, SFPP made a responsive filing at the FERC, requesting that these protests be held in abeyance until the FERC ruled on SFPP's request for rehearing of the August 5, 1997 order, and also indicating that SFPP intended to defend the new tariff both on the basis of its cost of service and as a market-based rate. On November 5, 1997, the FERC issued an order accepting the new rate effective November 6,

1997, subject to refund, and referred the proceeding to a settlement judge. On December 10, 1997, following a settlement conference held at the direction of the FERC, the settlement judge recommended that the settlement procedures be terminated. On December 24, 1997, FERC denied SFPP's request for rehearing of the August 5, 1997 decision. On December 31, 1997, SFPP filed an application for market power determination, which, if granted, will enable it to charge market-based rates for this service.

     On October 22, 1997, ARCO Products Company, Mobil Oil Corporation and Texaco Refining and Marketing, Inc. filed another complaint at the FERC (Docket No. OR98-1-000) challenging the justness and reasonableness of all of SFPP's interstate rates. The complaint again challenges SFPP's East and West Line rates and raises many of the same issues, including a renewed challenge to the grandfathered status of West Line rates, that have been at issue in Docket Nos. OR92-8-000, et al. The complaint includes an assertion that the acquisition of SFPP and the cost savings anticipated to result from the acquisition constitute "changed circumstances" that provide a basis for terminating the "grandfathered" status of SFPP's otherwise protected rates. The complaint also seeks to establish that SFPP's grandfathered interstate rates from the San Francisco Bay area to Reno, Nevada and from Portland to Eugene, Oregon are also subject to "changed circumstances" and, therefore, can be challenged as unjust and unreasonable. On November 26, 1997, Ultramar Diamond Shamrock Corporation filed a similar complaint at the FERC (Docket No. OR98-2-000). Both reparations and prospective rate deductions are sought for movements on all of the lines.

     SFPP filed answers to both complaints with the FERC on November 21, 1997 and December 22, 1997, respectively, and intends to vigorously defend all of the challenged rates. On January 20, 1998, the FERC issued an order accepting the complaints and consolidating both complaints into one proceeding, but holding them in abeyance pending a Commission decision on review of the Initial Decision in Docket Nos. OR92-8-000 et al. In a companion order to Opinion No. 435, the FERC directed the complainants to amend their complaints, as may be appropriate, consistent with the terms and conditions of its orders, including Opinion No. 435.

     Applicable rules and regulations in this field are vague, relevant factual issues are complex and there is little precedent available regarding the factors to be considered or the method of analysis to be employed in making a determination of "changed circumstances", which is the showing necessary to make "grandfathered" rates subject to challenge. The Partnership believes, after consultation with FERC counsel, that the acquisition of SFPP, standing alone, should not be found to constitute "changed circumstances", however, the realization of the cost savings anticipated to arise from the acquisition may increase the risk of a finding of "changed circumstances".

     If "changed circumstances" are found, SFPP rates previously "grandfathered" under EPACT may lose their "grandfathered" status and, if such rates are found to be unjust and unreasonable, shippers may be entitled to a prospective rate reduction together with reparations for periods from the date of the complaint to the date of the implementation of the new rates.

     The Partnership is not able to predict with certainty whether settlement agreements will be completed with some or all of the complainants, the final terms of any such settlement agreements that may be consummated, or the final outcome of the FERC proceedings should they be carried through to their conclusion, and it is possible that current or future proceedings could be resolved in a manner adverse to the Partnership.

California Public Utilities Commission Proceeding

     A complaint was filed with the California Public Utilities Commission on April 7, 1997 by ARCO Products Company, Mobil Oil Corporation and Texaco Refining and Marketing Inc. against

SFPP, L.P. The complaint challenges rates charged by SFPP for intrastate transportation of refined petroleum products through its pipeline system in the State of California and requests prospective rate adjustments. On October 1, 1997, the complainants filed testimony seeking prospective rate reductions aggregating approximately $15 million per year. On November 26, 1997, SFPP filed responsive testimony defending the justness and reasonableness of its rates. The rebuttal testimony was filed on December 12, 1997 and hearings before the Administrative Law Judge were completed on January 15, 1998. Briefing and oral arguments were made in March 1998, and on June 18, 1998, a California Public Utilities Commission ("CPUC") Administrative Law Judge issued a ruling in the Partnership's favor and dismissed the complaints. On August 6, 1998, the CPUC affirmed the Judge's decision. The shippers have appealed the CPUC's decision for rehearing before the CPUC. The Partnership believes it has adequate reserves recorded for any adverse decision related to this matter.

SPTC Easements

     SFPP and Southern Pacific Transportation Company ("SPTC") are engaged in a judicial reference proceeding to determine the extent, if any, to which the rent payable by SFPP for the use of pipeline easements on rights-of-way held by SPTC should be adjusted pursuant to existing contractual arrangements (Southern Pacific Transportation Company vs. Santa Fe Pacific Corporation, SFP Properties, Inc., Santa Fe Pacific Pipelines, Inc., SFPP, L.P., et al., Superior Court of the State of California for the County of San Francisco, filed August 31, 1994). This matter was tried in the latter part of 1996 and the court issued its Statement of Tentative Decision in January 1997. The Statement of Tentative Decision indicated that the court intended to establish a new base annual rental for the subject rights-of-way at a level, subject to inflation adjustments, that is adequately provided for by the amounts accrued by SFPP through December 31, 1998.

     On May 7, 1997, the judge issued a Statement of Decision and Judgment that reaffirmed the conclusions set forth in his January 1997 Statement of Tentative Decision. This Statement of Decision and Judgment was filed on June 30, 1997 with the Superior Court for the County of San Francisco, under which court's jurisdiction it is subject to appeal by SPTC. On May 30, 1997, SPTC filed a motion for a new trial and the motion was denied on June 26, 1997. SPTC and SFPP filed motions of appeal in July and August 1997, respectively. The case is currently pending before the Court of Appeals for the First Appellate District of the State of California. The Partnership believes it has adequate reserves recorded for any adverse decision related to this matter.

Environmental Matters

     The Partnership is subject to environmental cleanup and enforcement actions from time to time. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund" law) generally imposes joint and several liability for cleanup and enforcement costs, without regard to fault or the legality of the original conduct, on current or predecessor owners and operators of a site. The operations of the Partnership are also subject to Federal, state and local laws and regulations relating to protection of the environment. Although the Partnership believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance significant costs and liabilities will not be incurred by the Partnership. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of the Partnership, could result in substantial costs and liabilities to the Partnership.

     Since August 1991, SFPP, along with several other respondents, has been involved in one cleanup ordered by the United States Environmental Protection Agency ("EPA") related to ground water contamination in the vicinity of SFPP's storage facilities and truck loading terminal at Sparks, Nevada. The EPA approved the respondents' remediation plan in September 1992 and the remediation system began operation in 1995. In addition, SFPP is presently involved in 18 ground water hydrocarbon remediation efforts under administrative orders issued by the California Regional Water Quality Control Board and two other state agencies. The Partnership has recorded a reserve for environmental claims in the amount of $26.1 million at December 31, 1998.

Morris Storage Facility

     The general partner is a defendant in two proceedings (one by the State of Illinois and one by the Department of Transportation) relating to alleged environmental violations for events relating to a fire that occurred at the Morris storage field in September, 1994. Although no assurance can be given, the Partnership believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position or results of operations.

Other

     The Partnership, in the ordinary course of business, is a defendant in various lawsuits relating to the Partnership's assets. Although no assurance can be given, the Partnership believes, based on its experience to date, that the ultimate resolution of such items will not have a material adverse impact on the Partnership's financial position or results of operations.

16. SUBSEQUENT EVENTS (UNAUDITED)

     On June 16, 1999, the Partnership announced the closing of the acquisition of Chevron's shares of Plantation Pipe Line Company for approximately $124 million. The Partnership now owns approximately 51% of Plantation Pipe Line Company, and Exxon Pipeline Company, an affiliate of Exxon Corp., owns approximately 49%.

     On July 20, 1999, the Partnership announced that it had signed a definitive agreement with Primary Corporation to purchase Primary's transmix processing plants in Richmond, Virginia and Dorsey Junction, Maryland for a purchase price of approximately $37 million payable equally in cash and common units of the Partnership. The Partnership currently owns a 50% interest in a transmix processing plant in Colton, California.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               OPERATING   OPERATING                NET INCOME
                                               REVENUES     INCOME     NET INCOME    PER UNIT
                                               ---------   ---------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
1998
  First Quarter(1)...........................  $ 36,741     $15,091     $   353       $(0.12)
  Second Quarter.............................    82,044      39,371      30,313         0.50
  Third Quarter..............................   101,900      41,623      35,116         0.52
  Fourth Quarter.............................   101,932      43,820      37,824         0.55
1997
  First Quarter..............................  $ 19,132     $ 5,927     $ 3,428       $ 0.26
  Second Quarter.............................    16,036       4,800       2,866         0.15
  Third Quarter..............................    17,385       5,315       3,754         0.20
  Fourth Quarter.............................    21,379       8,189       7,689         0.41

------------

(1) Note: 1998 First Quarter includes an extraordinary charge of $13,611 due to an early extinguishment of debt. Net Income before extraordinary charge was $13,964 and Net Income per Unit before extraordinary charge was $0.52.

                                                                       ANNEX A-1

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                               K N ENERGY, INC.,

                              ROCKIES MERGER CORP.

                                      AND

                              KINDER MORGAN, INC.

                                  DATED AS OF

                                  JULY 8, 1999

                               TABLE OF CONTENTS

                                                                                     PAGE
                                                                                    ------
ARTICLE I

THE MERGER
SECTION 1.1          The Merger..................................................    A-1-1
SECTION 1.2          Closing.....................................................    A-1-1
SECTION 1.3          Effective Time..............................................    A-1-1
SECTION 1.4          Effects of the Merger.......................................    A-1-1
SECTION 1.5          Certificate of Incorporation and Bylaws of the Surviving
                     Corporation.................................................    A-1-2
SECTION 1.6          Directors and Officers of the Surviving Corporation.........    A-1-2
SECTION 1.7          Tax Consequences............................................    A-1-2

ARTICLE II

CONVERSION OF SECURITIES
SECTION 2.1          Effect on the Stock of the Constituent Corporations.........    A-1-2
SECTION 2.2          Fractional Interests........................................    A-1-3
SECTION 2.3          Exchange of Certificates; Stock Transfer Books..............    A-1-3

ARTICLE III

REPRESENTATIONS AND WARRANTIES
  OF PARENT AND MERGER SUB
SECTION 3.1          Organization and Qualification..............................    A-1-4
SECTION 3.2          Subsidiaries................................................    A-1-4
SECTION 3.3          Capitalization..............................................    A-1-5
SECTION 3.4          Authority; Non-Contravention; Statutory Approvals;
                     Compliance..................................................    A-1-5
SECTION 3.5          Reports and Financial Statements............................    A-1-7
SECTION 3.6          Absence of Certain Changes or Events; Absence of Undisclosed
                     Liabilities.................................................    A-1-7
SECTION 3.7          Litigation; Regulatory Proceedings..........................    A-1-8
SECTION 3.8          Tax Matters.................................................    A-1-8
SECTION 3.9          Employee Matters; ERISA.....................................   A-1-10
SECTION 3.10         Environmental Protection....................................   A-1-12
SECTION 3.11         Regulation..................................................   A-1-14
SECTION 3.12         Vote Required...............................................   A-1-15
SECTION 3.13         Opinions of Financial Advisors..............................   A-1-15
SECTION 3.14         Insurance...................................................   A-1-15
SECTION 3.15         Parent Rights Agreement.....................................   A-1-16
SECTION 3.16         Brokers.....................................................   A-1-16
SECTION 3.17         No Agreements to Sell Parent or Its Assets..................   A-1-16
SECTION 3.18         Assets......................................................   A-1-16
SECTION 3.19         Contracts and Commitments...................................   A-1-16
SECTION 3.20         Absence of Breaches or Defaults.............................   A-1-18
SECTION 3.21         Labor Matters...............................................   A-1-18
SECTION 3.22         Affiliate Transactions......................................   A-1-19
SECTION 3.23         Easements...................................................   A-1-19

                                      A-1-i

                                                                                     PAGE
                                                                                    ------
SECTION 3.24         Commodity Price Exposure....................................   A-1-19
SECTION 3.25         Year 2000...................................................   A-1-20
SECTION 3.26         Intellectual Property and Software..........................   A-1-20
SECTION 3.27         Form S-4 and Joint Proxy Statement..........................   A-1-20

                                        ARTICLE IV

                              REPRESENTATIONS AND WARRANTIES
                                      OF THE COMPANY
SECTION 4.1          Organization and Qualification..............................   A-1-21
SECTION 4.2          Subsidiaries................................................   A-1-21
SECTION 4.3          Capitalization..............................................   A-1-22
SECTION 4.4          Authority; Non-Contravention; Statutory Approvals;
                     Compliance..................................................   A-1-22
SECTION 4.5          Reports and Financial Statements............................   A-1-23
SECTION 4.6          Absence of Certain Changes or Events; Absence of Undisclosed
                     Liabilities.................................................   A-1-24
SECTION 4.7          Litigation; Regulatory Proceedings..........................   A-1-24
SECTION 4.8          Form S-4 and Proxy Statement................................   A-1-25
SECTION 4.9          Tax Matters.................................................   A-1-25
SECTION 4.10         Employee Matters; ERISA.....................................   A-1-28
SECTION 4.11         Environmental Protection....................................   A-1-29
SECTION 4.12         Regulation..................................................   A-1-30
SECTION 4.13         Insurance...................................................   A-1-30
SECTION 4.14         Company Rights Agreement....................................   A-1-31
SECTION 4.15         Brokers.....................................................   A-1-31
SECTION 4.16         No Other Agreements to Sell the Company or Its Assets.......   A-1-31
SECTION 4.17         Assets......................................................   A-1-31
SECTION 4.18         Contracts and Commitments...................................   A-1-31
SECTION 4.19         Absence of Breaches or Defaults.............................   A-1-32
SECTION 4.20         Labor Matters...............................................   A-1-32
SECTION 4.21         Affiliate Transactions......................................   A-1-33
SECTION 4.22         Easements...................................................   A-1-33
SECTION 4.23         Commodity Price Exposure....................................   A-1-33
SECTION 4.24         Year 2000...................................................   A-1-33
SECTION 4.25         Intellectual Property and Software..........................   A-1-34
SECTION 4.26         Nature of the Company's Business............................   A-1-34
SECTION 4.27         Vote Required...............................................   A-1-34
SECTION 4.28         Ownership of Parent Common Stock............................   A-1-34
SECTION 4.29         Section 203 of the DGCL.....................................   A-1-34

ARTICLE V

                                  COVENANTS RELATING TO
                                   CONDUCT OF BUSINESS
SECTION 5.1          Conduct of the Company's Business Pending the Merger........   A-1-35
SECTION 5.2          Conduct of Parent's Business Pending the Merger.............   A-1-37

                                     A-1-ii

                                                                                     PAGE
                                                                                    ------
                                        ARTICLE VI

                                  ADDITIONAL AGREEMENTS
SECTION 6.1          Preparation of Form S-4 and the Joint Proxy Statement;
                     Stockholder Meetings........................................   A-1-40
SECTION 6.2          No Solicitation.............................................   A-1-41
SECTION 6.3          Access to Information.......................................   A-1-42
SECTION 6.4          Notification of Certain Matters.............................   A-1-42
SECTION 6.5          Further Action..............................................   A-1-43
SECTION 6.6          Stock Exchange Listing......................................   A-1-43
SECTION 6.7          Affiliates..................................................   A-1-43
SECTION 6.8          Public Announcements........................................   A-1-43
SECTION 6.9          Rights Agreement............................................   A-1-43
SECTION 6.10         Takeover Statutes...........................................   A-1-43
SECTION 6.11         Transition Management.......................................   A-1-44
SECTION 6.12         Employment Agreement........................................   A-1-44
SECTION 6.13         Governance Agreement........................................   A-1-44
SECTION 6.14         No Investment in Parent Common Stock........................   A-1-44
SECTION 6.15         Bank Holding Company Act....................................   A-1-44

                                       ARTICLE VII
                                        CONDITIONS
SECTION 7.1          Conditions to the Obligations of Each Party to Effect the
                     Merger......................................................   A-1-44
SECTION 7.2          Conditions to the Obligations of Parent and Merger Sub......   A-1-45
SECTION 7.3          Conditions to the Obligations of the Company................   A-1-46

                                       ARTICLE VIII
                                       TERMINATION
SECTION 8.1          Termination.................................................   A-1-47
SECTION 8.2          Effect of Termination.......................................   A-1-49
SECTION 8.3          Fees and Expenses...........................................   A-1-49

                                        ARTICLE IX
                                      MISCELLANEOUS
SECTION 9.1          Non-Survival of Representations, Warranties and
                     Agreements..................................................   A-1-50
SECTION 9.2          Amendment...................................................   A-1-50
SECTION 9.3          Extension; Waiver...........................................   A-1-50
SECTION 9.4          Notices.....................................................   A-1-51
SECTION 9.5          Certain Definitions.........................................   A-1-51
SECTION 9.6          Other Defined Terms.........................................   A-1-53
SECTION 9.7          Descriptive Headings........................................   A-1-55
SECTION 9.8          Severability................................................   A-1-55
SECTION 9.9          Counterparts................................................   A-1-55
SECTION 9.10         Entire Agreement; No Third Party Beneficiaries..............   A-1-56
SECTION 9.11         Governing Law...............................................   A-1-56

                                     A-1-iii

                                                                                     PAGE
                                                                                    ------
SECTION 9.12         Assignment..................................................   A-1-56
SECTION 9.13         Specific Performance........................................   A-1-56

                                                                                    A-1-57
EXHIBIT A -- Form of Affiliate Letter............................................

EXHIBIT B -- Form of Employment Agreement (intentionally omitted)
EXHIBIT C -- Form of Governance Agreement (intentionally omitted)

                                     A-1-iv

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 8, 1999, by and among K N Energy, Inc., a Kansas corporation ("Parent"), Rockies Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), and Kinder Morgan, Inc., a Delaware corporation (the "Company").

     WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each approved the merger of Merger Sub with and into the Company (the "Merger") in accordance with the Delaware General Corporation Law (the "DGCL");

     WHEREAS, as an inducement and a condition to Parent and Merger Sub entering into this Agreement and incurring the obligations set forth herein, certain stockholders of the Company have, simultaneously herewith, entered into a Voting Agreement whereby they have agreed, among other things, to vote in favor of the Merger; and

     WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement is intended to be and hereby is adopted as a plan of reorganization within the meaning of Section 368 of the Code.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.3). Following the Effective Time, the Company shall be the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

     SECTION 1.2 Closing. The closing of the Merger (the "Closing") will take place (a) at 10:00 a.m. on the second business day after satisfaction or waiver of all of the conditions to the respective obligations of the parties set forth in Article VII hereof or (b) at such other time and date as Parent and the Company shall agree (such date and time on and at which the Closing occurs being referred to herein as the "Closing Date"). At the Closing, there shall be delivered to Parent and the Company certificates and other documents and instruments required to be delivered under Article VII hereof. The Closing shall take place at such location as Parent and the Company shall agree.

     SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, a certificate of merger (the "Certificate of Merger") shall be properly executed and duly filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time").

     SECTION 1.4 Effects of the Merger. At the Effective Time, (a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company (the Company

                                      A-1-1
and Merger Sub are sometimes referred to herein as the "Constituent Corporations") and (b) the Merger shall have the effects set forth in the DGCL.

     SECTION 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company and Merger Sub, the Certificate of Incorporation and the Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

     SECTION 1.6 Directors and Officers of the Surviving Corporation. The directors and officers of the Company in office immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation and shall hold office until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

     SECTION 1.7 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and each of Parent, Merger Sub and the Company hereby adopt this Agreement as a "plan of reorganization" for purposes of the Code.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     SECTION 2.1 Effect on the Stock of the Constituent Corporations. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of stock of the Constituent Corporations:

          (a) Conversion of Merger Sub Stock. Each share of common stock of Merger Sub, par value $.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Class A common stock, par value $.01 per share, of the Surviving Corporation.

          (b) Cancellation of Treasury Shares. Each share of Class A common stock, par value $.01 per share, of the Company ("Class A Common Stock") and each share of Class B common stock, par value $.01 per share, of the Company ("Class B Common Stock," and together with the Class A Common Stock, "Company Common Stock") that is held in the treasury of the Company immediately prior to the Effective Time shall automatically be cancelled and retired without any conversion thereof and shall cease to exist, and no consideration shall be delivered in exchange therefor.

          (c) Conversion of Company Common Stock. Subject to Section 2.1(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled in accordance with
     Section 2.1(b), shall automatically be converted into and become the right to receive 3917.957 (the "Exchange Ratio") fully paid and nonassessable shares of common stock, par value $5.00 per share, of Parent ("Parent Common Stock"), which shall constitute the Merger consideration (the "Merger Consideration"). As of the Effective Time, shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate. In no event shall interest be paid or accrued on the Merger Consideration.

                                      A-1-2

          (d) Appraisal Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has timely objected to and not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal in writing for such Company Common Stock in accordance with Section 262 of the DGCL shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its right to appraisal. If after the Effective Time such holder fails to perfect or withdraws or loses its rights to appraisal, or if it is determined that such holder does not have an appraisal right, such shares of Company Common Stock shall be treated as if they had been exchanged as of the Effective Time for a right to receive the Merger Consideration in accordance with this Article II. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Parent and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable law. The Company shall not, except with prior written consent of Parent and Merger Sub, make any payment with respect to, or settle or offer to settle, any such demands.

     SECTION 2.2 Fractional Interests. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the Merger, and such fractional interests shall not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any such fractional interests, each holder of shares of Company Common Stock exchanged pursuant to Section 2.1(c) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock then held by such holder) shall receive cash (without interest) in an amount equal to the product of such fractional part of a share of Parent Common Stock multiplied by the average of the closing prices of the Parent Common Stock on the New York Stock Exchange ("NYSE") as reported on the NYSE Composite Transaction Tape for the 10 trading days immediately preceding the Closing Date.

     SECTION 2.3  Exchange of Certificates; Stock Transfer Books.

     (a) Exchange of Shares. At the Effective Time, each holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates") shall receive, upon surrender to the Surviving Corporation of one or more Certificates for cancellation, (i) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of Section 2.1(c), (ii) a certified or bank cashier's check in an amount equal to the cash, if any, which such holder has the right to receive pursuant to the provisions of Section 2.2, after giving effect to any required tax withholdings and (iii) any dividends or distributions to which such holder is entitled to pursuant to Section 2.3(d), and the Certificate so surrendered shall forthwith be cancelled. Certificates surrendered for exchange by any Person (as defined in Section 9.5) constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged, nor shall any Person have the right to receive the Merger Consideration with respect to any share of Company Common Stock owned by such Person, until Parent has received a written agreement from such Person as provided in Section 6.7.

     (b) Transfer Taxes. If any certificates for shares of Parent Common Stock are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Surviving Corporation any transfer or other Taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

                                      A-1-3

     (c) Closing Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company.

     (d) Dividends and Other Distributions. No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock such holder is entitled to receive until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of this Agreement. Upon such surrender, Parent shall cause to be paid to the Person in whose name the certificates representing such shares of Parent Common Stock shall be issued, any dividends or distributions with respect to such shares of Parent Common Stock which have a record date after the Effective Time and shall have become payable between the Effective Time and the time of such surrender. In no event shall the Person entitled to receive such dividends or distributions be entitled to receive interest thereon.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub each hereby represents and warrants to the Company as follows:

     SECTION 3.1  Organization and Qualification. Except as set forth in Section
3.1 of the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the "Parent Disclosure Schedule"), Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas, has all requisite corporate power and authority, and has been duly authorized by all necessary approvals and orders, to own, lease and operate its Assets (as hereinafter defined) and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its Assets (as hereinafter defined) makes such qualification necessary other than in such jurisdictions where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a Parent Material Adverse Effect (as hereinafter defined).

     SECTION 3.2 Subsidiaries. Section 3.2 of the Parent Disclosure Schedule sets forth a description as of the date hereof of all Subsidiaries (as defined in Section 9.5) of Parent and each other corporation, partnership, limited liability company, business, trust or other Person in which Parent or any of its Subsidiaries owns, directly or indirectly, an interest in the equity (other than publicly traded securities which constitute less than 5% of the outstanding securities of such series or class) including the name of each such Person and Parent's interest therein, and, as to each Subsidiary identified as a "Material Parent Entity" in Section 3.2 of the Parent Disclosure Schedule, a brief description of the principal line or lines of business conducted by each such entity. Except as set forth in Section 3.2 of the Parent Disclosure Schedule, each of Parent's Subsidiaries is duly organized, validly existing and in good standing under the laws of its state or county of organization, has all requisite organizational power and authority, and has been duly authorized by all necessary approvals and orders, to own, lease and operate its Assets and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its Assets make such qualification necessary other than in such jurisdictions where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a Parent Material Adverse Effect. Except as set forth in Section 3.2 of the Parent Disclosure Schedule, all of the issued and outstanding shares of capital stock of each Subsidiary of Parent are validly issued, fully paid, nonassessable and

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free of preemptive rights, are owned directly or indirectly by Parent free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever ("Encumbrances") and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment.

     SECTION 3.3 Capitalization. The authorized capital stock of Parent consists of (i) 150,000,000 shares of Parent Common Stock, (ii) 200,000 shares of Class A Preferred Stock, without par value (the "Parent Class A Preferred Stock"), of which 70,000 shares have been designated as a series of "Class A $5 Cumulative Preferred Stock," 1,200 shares have been designated as a series of "Class A $5.65 Cumulative Preferred Stock" and 125,000 shares have been designated as a series of "Class A $8.50 Cumulative Preferred Stock" and (iii) 2,000,000 shares of Class B Preferred Stock, without par value (the "Parent Class B Preferred Stock"), of which 120,000 shares have been designated as a series of "Class B $8.30 Series Cumulative Preferred Stock" and 150,000 shares have been designated as "Class B Junior Participating Series Preferred Stock." As of the close of business on July 6, 1999, there were issued and outstanding
(i) 70,897,055 shares of Parent Common Stock, (ii) no shares of Parent Class A Preferred Stock and (iii) no shares of Parent Class B Preferred Stock. All of the issued and outstanding shares of the capital stock of Parent are validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 3.3 of the Parent Disclosure Schedule, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Parent or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such agreement or commitment, other than (x) Parent's 8.25% Premium Equity Participating Security Units-PEPS Units ("PEPS Units") (which are exchangeable, in the aggregate, for up to 16,059,000 shares of Parent Common Stock) and (y) under the Parent Rights Agreement (as hereinafter defined). Except as set forth in Section 3.3 of the Parent Disclosure Schedule, Parent has no commitments or obligations to purchase or redeem any shares of capital stock of Parent or any of its Subsidiaries. There are no stockholder agreements, voting trusts, proxies or other agreements or understandings to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound relating to the voting of any shares of the capital stock of Parent or any of its Subsidiaries by any Person other than Parent or a Subsidiary of Parent. True, accurate and complete copies of the Restated Articles of Incorporation and Bylaws of Parent and the charter and bylaws or other organizational documents and operating agreements for each Subsidiary of Parent, as in effect on the date hereof, have previously been made available to the Company.

     SECTION 3.4  Authority; Non-Contravention; Statutory Approvals; Compliance.

     (a) Authority. Each of Parent and Merger Sub has all requisite power and authority to enter into this Agreement and, subject to obtaining the Parent Stockholders' Approval (as hereinafter defined) and each of the statutory approvals listed in Section 3.4(c) (the "Parent Required Statutory Approvals"), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to obtaining the applicable Parent Stockholders' Approval. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due

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authorization, execution and delivery hereof by the Company, constitutes the valid and binding obligation of Parent and Merger Sub enforceable against each of them in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law)). Each member of the Board of Directors of Parent and each of its executive officers has advised Parent that he or she currently intends to vote or cause to be voted all shares of Parent Common Stock owned by him or her in favor of approval of this Agreement.

     (b) Non-Contravention. Except as set forth in Section 3.4(b) of the Parent Disclosure Schedule, the execution and delivery of this Agreement by Parent and Merger Sub does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Restated Articles of Incorporation or Bylaws of Parent or similar governing documents of any of Parent's Subsidiaries,
(ii) subject to obtaining the Parent Required Statutory Approvals and the Parent Stockholders' Approval, violate or conflict with any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority (as hereinafter defined) applicable to Parent or any of its Subsidiaries or any of their respective Assets or (iii) subject to obtaining the third-party consents set forth in Section 3.4(b) of the Parent Disclosure Schedule (the "Parent Required Consents"), violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the Assets of Parent or any of its Subsidiaries pursuant to any provisions of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Parent or any of its Subsidiaries is now a party or by which it or any of its Assets may be bound or affected, except, in the case of clauses (ii) and (iii), as would not, in the aggregate, have or be reasonably likely to have a Parent Material Adverse Effect.

     (c) Statutory Approvals. Except for (i) applicable requirements, if any, of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and state securities or "blue sky" laws ("Blue Sky Laws"), (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") or filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction, (iii) the filing of the Certificate of Merger pursuant to the DGCL, (iv) applicable filings with and approvals of the California Public Utility Commission (the "CPUC"), (v) applicable filings with and approvals of the Federal Energy Regulatory Commission (the "FERC") and (vi) any notices or filings not required to be given or made until or after the Effective Time, no declaration, filing or registration with, or notice to or authorization, consent or approval of, any court, governmental or regulatory body (including a stock exchange or other self-regulatory body) or authority, domestic or foreign (each, a "Governmental Authority") is necessary for the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for such notices, reports, filings, waivers, consents, approvals or authorizations that, if not made or obtained, would not, in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

     (d) Compliance. Except as set forth in Section 3.4(d) of the Parent Disclosure Schedule or as disclosed in the Parent SEC Reports (as hereinafter defined), neither Parent nor any of its Subsidiaries is in violation of or, to Parent's knowledge, is under investigation with respect to, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation,

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ordinance or judgment of any Governmental Authority, except for violations, investigations and charges relating to Environmental Laws (which are the subject of Section 3.10) and except for violations, investigations and charges that, in the aggregate, would not have or reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 3.4(d) of the Parent Disclosure Schedule, Parent and each of its Subsidiaries have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted except for Environmental Permits (which are the subject of Section 3.10) and permits, licenses, franchises, authorizations, consents and approvals the failure to possess, in the aggregate, would not have or reasonably be expected to have a Parent Material Adverse Effect.

     SECTION 3.5 Reports and Financial Statements. The filings required to be made by Parent and its Subsidiaries since January 1, 1996 under the Securities Act, the Exchange Act, the Federal Power Act (the "Power Act"), the Natural Gas Act (the "Gas Act"), the Natural Gas Policy Act (the "NGPA"), the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), or any applicable state laws, rules or regulations have been filed with the Securities and Exchange Commission (the "SEC"), the applicable public utility regulatory authorities or the FERC, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and Parent has complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Parent has made available to the Company a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since January 1, 1996 (as such documents have since the time of their filing been amended, the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports (i) complied, or with respect to those not yet filed, will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and (ii) did not, or with respect to those not yet filed, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Parent included in the Parent SEC Reports (collectively, the "Parent Financial Statements") have been, or with respect to those not yet filed, will be prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present, or with respect to those not yet filed, will fairly present the financial position of Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal, recurring audit adjustments. Notwithstanding the foregoing, no representation or warranty is being made in this Section 3.5 with respect to information furnished in writing by the Company specifically for inclusion in any Parent SEC Report filed after the date hereof or with respect to any Company SEC Report (as hereinafter defined) incorporated therein by reference.

     SECTION 3.6 Absence of Certain Changes or Events; Absence of Undisclosed Liabilities. (a) Except as set forth in the Parent SEC Reports or Section 3.6 of the Parent Disclosure Schedule, from January 1, 1999 through the date hereof each of Parent and its Subsidiaries has conducted its business in all material respects only in the ordinary course of such businesses consistent with past practice and there has not been any (i) declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of Parent other than (x) quarterly cash dividends of $1.25 per share in respect of the outstanding shares of the Parent Class A $5 Cumulative Preferred Stock, (y) quarterly cash dividends of $.20 per share (after giving effect to the 3-for-2 stock dividend effected by Parent as of December 31, 1998) in respect of the outstanding shares of the Parent Common Stock and (z) as of and after May 31, 1999 semi-annual distributions of up to $1.82221 per outstanding PEPS Unit payable in accordance with the terms

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thereof; (ii) repurchase, redemption or other acquisition by Parent or any of its Subsidiaries of any outstanding shares of capital stock or other equity securities of or other ownership interests in, Parent or any of its Subsidiaries, except (x) in accordance with any of Parent's Stock Plans (as defined in Section 9.5) and (y) in connection with Parent's redemption of its Class A $5 Cumulative Preferred Stock; (iii) material change in any method of accounting or accounting practices by Parent or any of its Subsidiaries other than as required by GAAP or applicable law; or (iv) material change in Parent's business operations, condition (financial or otherwise), results of operations, assets or liabilities.

     (b) Except as set forth in the Parent SEC Reports filed as of the date hereof, neither Parent nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) except (i) liabilities, obligations or contingencies that are accrued or reserved against in the consolidated financial statements of Parent or reflected in the notes thereto for the 3-month period ended March 31, 1999; (ii) normal and recurring liabilities which were incurred after March 31, 1999 in the ordinary course of business consistent with past practice; or (iii) liabilities, obligations or contingencies that would not, in the aggregate, have a Parent Material Adverse Effect.

     SECTION 3.7 Litigation; Regulatory Proceedings. Except as disclosed in the Parent SEC Reports or as set forth in Section 3.7 of the Parent Disclosure Schedule, (i) there are, as of the date hereof, no suits, actions, proceedings or, to the knowledge of Parent, claims pending or, to the knowledge of Parent, threatened, before a court or other Governmental Authority nor are there, to the knowledge of Parent, any investigations or reviews pending or threatened against, relating to or affecting Parent or any of its Subsidiaries and (ii) there are no judgments, decrees, injunctions or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to Parent or any of its Subsidiaries which, in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect.

     SECTION 3.8  Tax Matters.

     (a) Filing of Timely Tax Returns. Except as set forth in Section 3.8(a) of the Parent Disclosure Schedule, Parent and each of its Subsidiaries have filed (or there has been filed on their behalf) all Tax Returns required to be filed by each of them under applicable law. All Tax Returns were in all material respects (and, as to Tax Returns not filed as of the date hereof will be) true, complete and correct and filed on a timely basis.

     (b) Payment of Taxes. Parent and each of its Subsidiaries have, within the time and in the manner prescribed by law, paid (and until the Closing Date will pay within the time and in the manner prescribed by law) all Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

     (c) Tax Reserves. Except as set forth in Section 3.8(c) of the Parent Disclosure Schedule, Parent and its Subsidiaries have established (and until the Effective Time will maintain) on their books and records reserves adequate to pay all Taxes, all deficiencies in Taxes asserted or proposed against Parent or its Subsidiaries and reserves for deferred income taxes in accordance with GAAP.

     (d) Tax Liens. There are no Tax liens upon the assets of Parent or any of its Subsidiaries except liens for Taxes not yet due and payable.

     (e) Withholding Taxes. Parent and each of its Subsidiaries have complied (and until the Effective Time will comply) in all respects with the provisions of the Code relating to the payment and withholding of Taxes, including, without limitation, the withholding and reporting requirements under Sections 1441 through 1464, 3401 through 3406, and 6041 and 6049 of the Code, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by

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law, withheld from employee wages and paid over to the proper governmental authorities all amounts required.

     (f) Extensions of Time for Filing Tax Returns. Except as set forth in
Section 3.8(f) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

     (g) Waivers of Statute of Limitations. Except as set forth in Section 3.8(g) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

     (h) Expiration of Statute of Limitations. Except as set forth in Section 3.8(h) of the Parent Disclosure Schedule, the statute of limitations for the assessment of all federal income and applicable state income or franchise Taxes has expired for all related Tax Returns of Parent and each of its Subsidiaries or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof and no deficiency for any such Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries that has not been resolved and paid in full.

     (i) Audit, Administrative and Court Proceedings. Except as set forth in
Section 3.8(i) of the Parent Disclosure Schedule, no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries has any knowledge of any threatened action, audit or administrative or court proceeding with respect to any such Taxes or Tax Returns.

     (j) Powers of Attorney. Except as set forth in Section 3.8(j) of the Parent Disclosure Schedule, no power of attorney currently in force has been granted by Parent or any of its Subsidiaries concerning any Tax matter.

     (k) Tax Rulings. Except as set forth in Section 3.8(k) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has received a Tax Ruling or entered into a Closing Agreement with any taxing authority that would have a continuing adverse effect after the Effective Time. "Tax Ruling", as used in this Agreement, shall mean a written ruling of a taxing authority relating to Taxes. "Closing Agreement", as used in this Agreement, shall mean a written and legally binding agreement with a taxing authority relating to Taxes.

     (l) Availability of Tax Returns. Except as set forth in Section 3.8(l) of the Parent Disclosure Schedule, Parent and its Subsidiaries have made available to the Company complete and accurate copies of all federal income and state income or franchise Tax Returns, and any amendments thereto, filed by Parent or any of its Subsidiaries for all taxable years commencing on or after January 1, 1997. Section 3.8(l) of the Parent Disclosure Schedule sets forth all foreign, state and local jurisdictions in which Parent or any of its Subsidiaries is or has been subject to Tax and each material type of Tax payable in such jurisdiction during the taxable years ended December 31, 1998 and December 31, 1997. In addition, Parent and its Subsidiaries have made available to the Company complete and accurate copies of all audit reports received from any taxing authority relating to any Tax Return filed by Parent or any of its Subsidiaries for all taxable years commencing on or after January 1, 1995.

     (m) Tax Sharing Agreements. Except as set forth in Section 3.8(m) of the Parent Disclosure Schedule, no agreements relating to allocating or sharing of Taxes exist between or among Parent and any of its Subsidiaries.

     (n) Code Section 341(f). Neither Parent nor any of its Subsidiaries has filed (or will file prior to the Closing) a consent pursuant to Section 341(f) of the Code or has agreed to have

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Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset
(as that term is defined in Section 341(f)(4) of the Code) owned by Parent or any of its Subsidiaries.

     (o) Code Section 168. No property of Parent or any of its Subsidiaries is property that Parent or any such Subsidiary or any party to this transaction is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 168 of the Code.

     (p) Code Section 481 Adjustments. Except as set forth in Section 3.8(p) of the Parent Disclosure Schedule and except for adjustments that in the aggregate could not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Parent or any of its Subsidiaries, and to the best of the knowledge of Parent, the Internal Revenue Service (the "IRS") has not proposed any such adjustment or change in accounting method.

     (q) Tax Attributes. Section 3.8(q) of the Parent Disclosure Schedule sets forth, with respect to Parent and its Subsidiaries: (i) the amount of and year of expiration of any net operating loss carryovers and (ii) the amount of and year of expiration of any tax credit carryovers.

     (r) Code Section 338 Elections. Except as set forth in Section 3.8(r)() of the Parent Disclosure Schedule, no election under Section 338 of the Code (or any predecessor provision) has been made by or with respect to Parent or any of its Subsidiaries or any of their respective assets or properties.

     (s) Acquisition Indebtedness. Except as set forth in Section 3.8(s) of the Parent Disclosure Schedule, no indebtedness of Parent or any of its Subsidiaries is "corporate acquisition indebtedness" within the meaning of Section 279(b) of the Code.

     (t) Code Section 280G. Except as set forth in Section 3.8(t) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any agreement, contract, or arrangement that could result, on account of the transactions contemplated hereunder, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

     (u) Affiliated Group. Except as set forth in Section 3.8(u) of the Parent Disclosure Schedule: (i) none of Parent and its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (B) has any liability for Taxes of any other Person (other than any of Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise, and (ii) neither Parent nor any of its Subsidiaries has engaged in any intercompany transactions within the meaning of Treasury Regulation Section 1.1502-13 for which any income remains unrecognized as of the close of the last taxable year prior to the Effective Time.

     (v) Tax Treatment of Merger. Parent has not taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) or 368(a)(2)(E) of the Code.

     SECTION 3.9  Employee Matters; ERISA.

     (a) Benefit Plans. Section 3.9(a) of the Parent Disclosure Schedule contains a true and complete list of each material employee benefit plan, program or arrangement currently sponsored,

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maintained or contributed to by Parent or any of its Subsidiaries for the benefit of employees, former employees or directors and their beneficiaries or for which Parent or any of its Subsidiaries may have any liability, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any employment, consulting, non-compete, severance or change in control agreement (collectively, the "Parent Benefit Plans"). For the purposes of this Section 3.9 only, the term "Parent" shall be deemed to include predecessors thereof.

     (b) Termination of Parent Benefit Plans; Withdrawal. All of the Parent Benefit Plans (other than any multiemployer plan, as defined in Section 3(37) of ERISA) can be terminated by Parent without incurring any material liability. Subject to any collective bargaining obligations, except as set forth in Section 3.9(b) of the Parent Disclosure Schedule, Parent and its Subsidiaries can withdraw from participation in any Parent Benefit Plan that is a multiemployer plan, without incurring any material liability.

     (c) Contributions. Except as set forth in Section 3.9(c) of the Parent Disclosure Schedule, all material contributions and other payments required to be made as of the date hereof by Parent or any of its Subsidiaries to any Parent Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been properly reflected in the Parent Financial Statements in accordance with GAAP.

     (d) Qualification; Compliance. Except as set forth in Section 3.9(d) of the Parent Disclosure Schedule, each of the Parent Benefit Plans (other than any multiemployer plan as defined in Section 3(37) of ERISA) intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified, and, to the best knowledge of Parent, no circumstances exist that are reasonably expected by Parent to result in the revocation of any such determination. Parent is in compliance in all material respects with, and each Parent Benefit Plan (other than any multiemployer plan as defined in Section 3(37) of ERISA) is and has been operated in all material respects in compliance with, all applicable laws, rules and regulations governing such plan, including, without limitation, ERISA and the Code. Each Parent Benefit Plan (other than any multiemployer plan as defined in Section 3(37) of ERISA) intended to provide for the deferral of income, the reduction of salary or other compensation, or to afford other income tax benefits, complies with the material requirements of the applicable provisions of the Code or other laws, rules and regulations required to provide such income tax benefits.

     (e) Liabilities. With respect to the Parent Benefit Plans individually and in the aggregate, no event has occurred, and, to the best knowledge of Parent, there exists no condition or set of circumstances that is reasonably likely to subject Parent or any of its Subsidiaries to any liability arising under the Code, ERISA or any other applicable law (including, without limitation, any liability to any such plan or the Pension Benefit Guaranty Corporation (the "PBGC")), or under any indemnity agreement to which Parent is a party, which liability could reasonably be expected to have a Parent Material Adverse Effect.

     (f) Welfare Plans. Except as set forth in Section 3.9(f) of the Parent Disclosure Schedule, none of the Parent Benefit Plans that are "welfare plans", within the meaning of Section 3(1) of ERISA, provides for any retiree benefits other than coverage mandated by applicable law or benefits the full cost of which is borne by the retiree.

     (g) Documents Made Available. Parent has made available to the Company a true and correct copy of each collective bargaining agreement to which Parent or any of its Subsidiaries is a party or under which Parent or any of its Subsidiaries has obligations and, with respect to each Parent Benefit Plan, (i) such plan and summary plan description, as applicable, (ii) the most recent annual report

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filed with the IRS, (iii) each related trust agreement, insurance contract, service provider or investment management agreement (including all amendments to each such document), (iv) the most recent determination of the IRS with respect to the qualified status of such plan and (v) the most recent actuarial report or valuation.

     (h) Payments Resulting from Mergers. Except as set forth in Section 3.9(h) of the Parent Disclosure Schedule or specifically provided for herein, neither Parent nor any of its Subsidiaries is a party to any plan, agreement or arrangement pursuant to the terms of which the consummation or announcement of any transaction contemplated by this Agreement will (either alone or in connection with the occurrence of any additional or further acts or events) result in any (A) payment (whether of severance pay or otherwise) becoming due from Parent or any of its Subsidiaries to any officer, employee, former employee or director thereof or to a trustee under any "rabbi trust" or similar arrangement, or (B) benefit under any Parent Benefit Plan being established or becoming accelerated, or immediately vested or payable.

     SECTION 3.10  Environmental Protection.

     (a) Compliance. Except as set forth in the Parent SEC Reports or in Section 3.10(a) of the Parent Disclosure Schedule, (i) each of Parent and its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws and (ii) to the knowledge of the General Counsel and the Director of Environmental Health and Safety of Parent, neither Parent nor any of its Subsidiaries has received any unresolved written communication since January 1, 1996 from any Person or Govern mental Authority that alleges that Parent or any of its Subsidiaries is not in such compliance with applicable Environmental Laws.

     (b) Environmental Permits. Except as set forth in the Parent SEC Reports or as set forth in Section 3.10(b) of the Parent Disclosure Schedule, each of Parent and its Subsidiaries has obtained or has applied for all material environmental, health and safety permits and governmental authorizations (collectively, the "Environmental Permits") necessary for the construction of their facilities or the conduct of their operations, and all such permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Parent and its Subsidiaries are in material compliance with all terms and conditions of the Environmental Permits.

     (c) Environmental Claims. Except as set forth in the Parent SEC Reports or as set forth in Section 3.10(c) of the Parent Disclosure Schedule (i) as of the date hereof there is no Environmental Claim pending (x) against Parent or any of its Subsidiaries, (y) to Parent's knowledge, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed contractually or (z) against any real or personal property or operations which Parent or any of its Subsidiaries owns, leases or manages, in whole or in part, and (ii) there are no past or present actions, activities, circumstances, conditions, events or incidents which could reasonably be expected to form the basis of any such Environmental Claim except as would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     (d) Releases. Except as set forth in the Parent SEC Reports or as set forth in Section 3.10(c) or Section 3.10(d) of the Parent Disclosure Schedule, as of the date hereof there have been no Releases of any Hazardous Substances that would be reasonably likely to form the basis of any Environmental Claim against Parent or any of its Subsidiaries, or to Parent's knowledge against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed contractually, except for those that would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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     (e) Predecessors. Except as set forth in the Parent SEC Reports or as set forth in Section 3.10(e) of the Parent Disclosure Schedule and, to Parent's knowledge, with respect to any predecessor of Parent or any Subsidiary of Parent, there is no Environmental Claim pending or, to Parent's knowledge, threatened, nor any Release of Hazardous Substances that would be reasonably likely to form the basis of any Environmental Claim, except for those that would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     (f) Disclosure. Parent has made available to the Company all material documents which Parent reasonably believes provide the basis for (i) the cost of Parent pollution control equipment currently required or known to be required in the future; (ii) current Parent remediation costs or Parent remediation costs known or suspected to be required in the future; or (iii) any other environmental matter affecting Parent, except for those that would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     (g) Cost Estimates. No environmental matter set forth in the Parent SEC Reports or the Parent Disclosure Schedule could reasonably be expected to substantially differ from the cost or recovery estimates provided in the Parent SEC Reports or the Parent Disclosure Schedules, as the case may be.

     (h) Reports. Each of Parent and its Subsidiaries has made available to the Company true, complete and correct summaries or copies of all environmental audits, assessments or investigations, which (i) have been conducted by or on behalf of Parent or any of its Subsidiaries since January 1, 1996 and (ii) are available to, or in the possession of, Parent or any of its Subsidiaries on any currently or formerly owned, leased or operated property.

     (i) Release. Except as set forth in Section 3.10(i) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has released any party from any material claim under any Environmental Law or waived any rights against any other party under any Environmental Law, except for those that would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     (j) Prior Indemnification Agreements. Except as set forth in Section 3.10(j) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has entered into any material agreement that may require Parent or any of its Subsidiaries to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person for or against any Environmental Claim, except for those that would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     (k) Definitions.

          (i) "Cleanup" means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

          (ii) "Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or

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     resulting from (a) the presence, or Release or threatened Release into the environment, of any Hazardous Substances at any location, whether or not now or formerly owned, operated, leased or managed by the Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, as applicable;
     (b) circumstances forming the basis of any violation or alleged violation of, or responsibility or alleged responsibility under, any Environmental Law; or (c) any and all claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Substances.

          (iii) "Environmental Laws" means all federal, state, local and foreign laws, rules, regulations, statutes, common law, ordinances, policies or directives relating to pollution or protection of human health or the environment, including without limitation, laws relating to Releases or threatened Releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

          (iv) "Hazardous Substances" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls; (B) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances", "hazardous wastes", hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", or words of similar import, under any Environmental Law; and (C) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which the Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, as applicable, operates.

          (v) "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

     SECTION 3.11  Regulation.

     (a) Parent is regulated as a local distribution company or public utility by the States of Colorado, Wyoming and Nebraska and as a pipeline or gatherer by the States of Oklahoma, Montana, New Mexico, Colorado, Wyoming, Texas, Kansas and Utah and by no other state and is a "public utility company" and a "gas utility company" under the 1935 Act. Except as set forth in Section 3.11(a) of the Parent Disclosure Schedule, neither Parent (except as aforesaid) nor any of its Subsidiaries is subject to regulation as a local distribution company, pipeline, gatherer, storage provider or public utility or public service company (or similar designation) by any other state in the United States or any foreign country, is a "holding company," "gas utility company," "electric utility company," "public utility company" or an "affiliate" of any "public utility company" (other than Parent) or "holding company" as defined under the 1935 Act or the holder of an authorization or certificate issued under Section 3 or
Section 7 of the Gas Act.

     (b) Parent holds no assets in its own name subject to the jurisdiction of the United States under Section 7(c) of the Gas Act. Section 3.11(b) of the Parent Disclosure Schedule sets forth all of Parent's direct and indirect interests in electrical generation assets. Each of the foregoing electric generation assets sells all of its electric generating output pursuant to contracts under, and is defined

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as, a qualifying facility pursuant to the Public Utilities Regulatory Policy Act of 1978 ("PURPA"). Parent has no direct or indirect control or ownership of electric transmission facilities.

     SECTION 3.12  Vote Required.

     (a) The approval of the issuance of shares of Parent Common Stock pursuant to the Merger by the affirmative vote of a majority of the votes cast by holders of Parent Common Stock, provided that the total vote cast represents over 50% in interest of all securities entitled to vote on the matter, is the only vote of the holders of any class or series of the capital stock of Parent required to approve the issuance of shares of Parent Common Stock pursuant to the Merger, this Agreement or the consummation of the transactions contemplated hereby (the "Parent Stockholders' Approval"), except that approval of the amendment to Parent's Restated Articles of Incorporation to effect the Parent Name Change (as hereinafter defined) requires the affirmative vote of a majority of the votes entitled to be cast by all holders of Parent Common Stock. Other than as set forth herein, no other vote by the stockholders of Parent (or of any holders of an equity interest in any Subsidiary of Parent, other than Merger Sub) is required to approve this Agreement, the Merger or consummation of the transactions contemplated hereby.

     (b) The Board of Directors of Parent has (i) unanimously approved this Agreement in accordance with the General Corporation Code of Kansas (the "KGCC"), (ii) determined that the issuance of the Merger Consideration is fair to, and in the best interests of, the holders of the capital stock of Parent, and (iii) subject to Section 6.2, resolved to recommend the issuance of shares of Parent Common Stock pursuant to the Merger to such holders for approval.

     (c) Prior to the date hereof, the Board of Directors of Parent has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock pursuant to the Merger and the other transactions contemplated hereby (including the Parent Name Change), and such approval is sufficient to render inapplicable to the issuance of the Merger Consideration and any of such other transactions the provisions of Sections 17-12,100 through 17-12,104 of the KGCC and Sections 17-1286 through 17-1298 of the KGCC. To Parent's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the issuance of the Merger Consideration or any of the transactions contemplated hereby and no provision of the Restated Articles of Incorporation or Bylaws of Parent or the charter, bylaws or other organizational document of any of its Subsidiaries would, directly or indirectly, restrict or impair the ability of the holders of Company Common Stock to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of capital stock of Parent that may be acquired or controlled by the holders of Company Common Stock as contemplated by this Agreement.

     (d) The Board of Directors of Merger Sub has unanimously approved this Agreement, the transactions contemplated hereby and the Merger in accordance with the DGCL. Parent, as the sole stockholder of Merger Sub, has approved this Agreement, the transactions contemplated hereby and the Merger in accordance with the DGCL.

     SECTION 3.13 Opinions of Financial Advisors. Parent has received the opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated and of Petrie Parkman & Co., Inc. (together, the "Parent Financial Advisors"), dated July 8, 1999, to the effect that, as of such date, the Exchange Ratio is fair to Parent from a financial point of view. Parent has been authorized by the Parent Financial Advisors to permit (or reference thereto) the inclusion of such fairness opinions in the Form S-4 (as hereinafter defined) and the Joint Proxy Statement (as hereinafter defined).

     SECTION 3.14 Insurance. Except as set forth in Section 3.14 of the Parent Disclosure Schedule, each of Parent and its Subsidiaries is, and has been continuously since January 1, 1996, insured with financially responsible insurers or under other financially responsible arrangements in

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such amounts and against such risks and losses as are customary for companies conducting the business as conducted by Parent and its Subsidiaries during such time period. Neither Parent nor its Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Parent or its Subsidiaries. The insurance policies of Parent and each of its Subsidiaries are valid and enforceable policies in all material respects.

     SECTION 3.15 Parent Rights Agreement. Parent has delivered to the Company a true and complete copy of the Rights Agreement, dated as of August 21, 1995, between Parent and First Chicago Trust Company of New York, as successor Rights Agent, as amended by Amendment No. 1 to Rights Agreement, dated as of September 8, 1998 (the "Parent Rights Agreement"), as in effect on the date hereof. Prior to the Effective Time, Parent will have taken all necessary action to amend the Parent Rights Agreement so that neither the execution of this Agreement nor the consummation of the Merger and the other transactions contemplated hereby (including the issuance of the Merger Consideration) will (a) cause the Parent Rights to become exercisable, (b) cause any holder of Company Common Stock immediately prior to the Effective Time to become an Acquiring Person (as such term is defined in the Parent Rights Agreement) or (c) give rise to a Distribution Date or a Shares Acquisition Date (as those terms are defined in the Parent Rights Agreement).

     SECTION 3.16 Brokers. No broker, finder or investment banker (other than the Parent Financial Advisors) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent. Parent has heretofore furnished to the Company a complete and correct copy of all agreements between Parent and the Parent Financial Advisors pursuant to which such firm would be entitled to any payment relating to the Merger.

     SECTION 3.17 No Agreements to Sell Parent or Its Assets. Except as set forth in Section 3.17 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any other Person to sell any material portion of the Assets of Parent or any of its Subsidiaries, to sell any material portion of the capital stock or other ownership interests of Parent or any of its Subsidiaries (other than (x) pursuant to the exercise of any Stock Rights granted under any of Parent's Stock Plans, (y) the Thermo Agreements (as defined in Section 9.5) or (z) upon exchange of the PEPS Units), or to effect any merger, consolidation or other reorganization of Parent or any of its Subsidiaries or to enter into any agreement with respect thereto. Since January 30, 1999, Parent has executed no confidentiality agreement with any Person in connection with its consideration of acquiring all or a substantial part of the Assets or capital stock of Parent or any of its Subsidiaries.

     SECTION 3.18 Assets. Except as set forth in Section 3.18 of the Parent Disclosure Schedule or except as would not, in the aggregate, have or be reasonably likely to have a Parent Material Adverse Effect, Parent and its Subsidiaries have good and marketable or, with respect to Assets located in the State of Texas, defensible title to or a valid leasehold estate in or a valid right to use all of the material Assets (other than easements and rights of way which are the subject of Section 3.23) reflected on Parent's balance sheet at March 31, 1999 (except for Assets subsequently sold in the ordinary course of business consistent with past practice). All of such Assets are free and clear of all Encumbrances (other than Permitted Encumbrances) and have been maintained in reasonable operating condition and repair, subject to ordinary wear and tear.

     SECTION 3.19  Contracts and Commitments. As of the date hereof, Section
3.19 of the Parent Disclosure Schedule contains a complete and accurate list of all contracts (written or oral), plans, undertakings, commitments or agreements (including, without limitation, intercompany contracts)

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("Parent Contracts") of the following categories to which Parent or any of its
Subsidiaries is a party or by which any of them is bound as of the date of this
Agreement:

          (a) employment contracts, including, without limitation, contracts to employ executive officers and other contracts with officers, directors or stockholders of Parent, and all severance, change in control or similar arrangements with any officers, employees or agents of Parent that will result in any obligation (absolute or contingent) of Parent or any of its Subsidiaries to make any payment to any officers, employees or agents of Parent following the consummation of the transactions contemplated hereby or termination or change of terms and conditions of employment;

          (b) collective bargaining agreements;

          (c) (i) all gas sales and purchase Parent Contracts that are not cancellable or otherwise terminable on or prior to June 30, 2000 and that have volumes greater than 5,000 MMBtu/day and all firm transportation and storage Parent Contracts related to the commodity marketing or Texas intrastate gas marketing operations of Parent, (ii) gathering Parent Contracts in excess of $2.0 million annually, (iii) gas purchases for plant shrink and fuel in excess of $6.0 million annually, (iv) liquid hydrocarbon purchases for purposes of resale in excess of $4.0 million annually, (v) gas sales at plant outlets in excess of $6.0 million annually, (vi) liquid hydrocarbon sales in excess of $6.0 million annually, (vii) processing agreements in excess of $2.0 million annually, (viii) Natural Gas Pipeline transportation contracts in excess of $2.4 million annually, (ix) Natural Gas Pipeline storage and balancing contracts in excess of $2.4 million annually, (x) the 10 largest KN Interstate transportation and/or storage Parent Contracts (measured by combined annual revenue), (xi) all Mid-Con Texas Pipeline Contracts with Houston Lighting & Power, (xii) all Mid-Con Texas Pipeline Contracts with Entex, (xiii) the 10 largest Mid-Con Texas Pipeline end use sales contracts (measured by annual revenue), (xiv) all West Texas System Contracts with Energas, (xv) all West Texas System Contracts with Southwest Public Service, (xvi) all West Texas System Contracts with Texas Utilities, (xvii) the 10 largest remaining West Texas System end use sales Contracts (measured by annual revenue), (xviii) all Rocky Mountain Natural and Northern Gas Company Contracts with Parent's retail gas divisions, (xix) the 10 largest regulated utility franchise agreements (measured by annual revenue), (xx) "qualifying facilities" (as defined under PURPA) Contracts for plant outlet power sales, and (xxi) all en-able and Orcom Contracts for services which are not cancellable or otherwise terminable on or prior to December 31, 1999;

          (d) Parent Contracts for the purchase of inventory which are not cancellable (without material penalty, cost or other liability) within one year and, other than Parent Contracts described elsewhere in this Section 3.19, other Parent Contracts made in the ordinary course of business involving annual expenditures or liabilities in excess of $1,000,000 which are not cancellable (without material penalty, cost or other liability) within 90 days;

          (e) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for the lending of money, whether as borrower, lender or guarantor, in excess of $1,000,000;

          (f) Parent Contracts containing covenants limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person or operate at any location, including, without limitation, any preferential rights granted to third parties;

          (g) any Parent Contract pending for the acquisition or disposition, directly or indirectly (by merger or otherwise) of material Assets (other than inventory) or capital stock of any Person (including, without limitation, Parent or any of its Subsidiaries); and

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          (h) other than Parent Contracts described elsewhere in this Section
     3.19 or Parent Contracts which may be omitted pursuant to the specific size limitations set forth in other provisions of this Section 3.19, Parent Contracts between Parent and any of its wholly-owned Subsidiaries, on one hand, and any Subsidiary of Parent which is not wholly-owned, directly or indirectly, by Parent, on the other hand.

     True copies of the written Parent Contracts identified in Section 3.19 of the Parent Disclosure Schedule (except as to the Parent Contracts identified in Section 3.19(c), true copies of only those Parent Contracts which are material as to one or more of the categories listed in Section 3.19(c)), or with respect to the Natural Gas Pipeline Transportation and Storage Contracts, true summaries of all material terms, have been delivered or made available to the Company. Promptly after the date of this Agreement, Parent shall use its reasonable best efforts to obtain all required consents to deliver or make available the Natural Gas Pipeline Transportation and Storage Contracts to the Company and, upon obtaining such consents, shall deliver or make available to the Company all of the Natural Gas Pipeline Transportation and Storage Contracts.

     SECTION 3.20  Absence of Breaches or Defaults. Except as set forth in
Section 3.20 of the Parent Disclosure Schedule, (i) neither Parent nor any of its Subsidiaries is in default under, or in breach or violation of (and no event has occurred which, with notice or the lapse of time or both, would constitute a default under, or a breach or violation of), any term, condition or provision of its respective charter, bylaws or other governing documents and (ii) neither Parent nor any of its Subsidiaries is and, to the knowledge of Parent, no other party is in default under, or in breach or violation of (and no event has occurred which, with notice or the lapse of time or both, would constitute a default under, or a breach or violation of), any term, condition or provision of any Parent Contract identified on Section 3.19 of the Parent Disclosure Schedule except for defaults, breaches, violations or events which, individually or in the aggregate, would not have a Parent Material Adverse Effect; provided that any defaults, breaches, violations or events with respect to those Parent Contracts referred to in Section 3.19(e) shall be scheduled without regard to any Parent Material Adverse Effect. Other than contracts which have terminated or expired in accordance with their terms, each of the Parent Contracts identified on Section 3.19 of the Parent Disclosure Schedule is valid, binding and enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered on a proceeding in equity or at law) and an implied covenant of good faith and fair dealing) and is in full force and effect. To the knowledge of Parent, no event has occurred which either entitles, or would, on notice or lapse of time or both, entitle the holder of any indebtedness for borrowed money affecting Parent or any of its Subsidiaries to accelerate, or which does accelerate, the maturity of any indebtedness affecting Parent or any of its Subsidiaries, except as set forth in Section 3.20 of the Parent Disclosure Schedule.

     SECTION 3.21  Labor Matters.

     (a) Section 3.21(a) of the Parent Disclosure Schedule contains a complete list of all organizations representing the employees of Parent or any of its Subsidiaries. As of the date hereof, there is no strike or work stoppage, pending or, to the knowledge of Parent, threatened, which involves any employees of Parent or any of its Subsidiaries.

     (b) Section 3.21(b) of the Parent Disclosure Schedule contains as of the date hereof (i) a list of all material unfair employment or labor practice charges which are presently pending which, to the knowledge of Parent, have been filed with any Governmental Authority by or on behalf of any employee against Parent or any of its Subsidiaries and (ii) a list of all material employment-related litigation, including, without limitation, arbitrations or administrative proceedings which are presently

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pending, filed by or on behalf of any former, current or prospective employee against Parent or any of its Subsidiaries.

     (c) Except as described in Sections 3.21(a) and (b) of the Parent Disclosure Schedule, there are not presently pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries any claims by any Governmental Authority, labor organization, or any former, current or prospective employee alleging that Parent or any such employer has violated any applicable laws respecting employment practices, except where such claims would not, individually or in the aggregate, have a Parent Material Adverse Effect.

     SECTION 3.22 Affiliate Transactions. Except as set forth in the Parent SEC Reports and Schedule 3.22 of the Parent Disclosure Schedule, from December 31, 1998 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings (and no such arrangements are pending) between Parent or any of its Subsidiaries, on the one hand, and affiliates of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

     SECTION 3.23 Easements. The businesses of Parent and each of its Subsidiaries are being operated in a manner which does not violate (in any manner which would, or which would be reasonably likely to, have a Parent Material Adverse Effect) the terms of any easements, rights of way, permits, servitudes, licenses, leasehold estates and similar rights relating to real property (collectively, "Easements") used by Parent and each of its Subsidiaries in such businesses. All Easements are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other laws of general applicability affecting the rights of creditors generally or principles of equity, and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such business, except where the failure of any such Easement to be valid and enforceable or to grant the rights purported to be granted thereby or necessary thereunder would have a Parent Material Adverse Effect. There are no special gaps in the Easements which would impair the conduct of such businesses in a manner which would, or which would be reasonably likely to, have a Parent Material Adverse Effect, and no part of the pipelines, equipment and other tangible personal property used in connection with Parent's pipeline operations is located on property which is not owned in fee by Parent or a Subsidiary or subject to an Easement in favor of Parent or a Subsidiary, where the failure of such pipelines, equipment or assets to be so located would have a Parent Material Adverse Effect. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened actions against any Easements which are reasonably likely to have a Parent Material Adverse Effect.

     SECTION 3.24 Commodity Price Exposure. The Risk Management Committee of Parent has established risk parameters, limits and guidelines in compliance with the risk management policy approved by Parent's Board of Directors which parameters, limits and guidelines have been previously provided to the Company (the "Parent Trading Guidelines") to restrict the level of risk that Parent and its Subsidiaries are authorized to take with respect to the net position resulting from all physical commodity transactions, exchange traded futures and options and over-the-counter derivative instruments (the "Net Parent Position") and monitors the compliance by Parent and its Subsidiaries with such risk parameters. As of the date hereof, (i) the Net Parent Position is within the risk parameters which are set forth in the Parent Trading Guidelines and (ii) the exposure of Parent and its Subsidiaries with respect to their net position resulting from all physical commodity transactions, exchange traded futures and options and over-the-counter derivative instruments is not material to Parent and its Subsidiaries taken as a whole. Except as previously disclosed in writing to the Company, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to any agreement for (x) the purchase, sale, transportation, storage of petroleum, petroleum products, natural gas, natural gas liquids, electricity, or other energy products which would result in a loss or have a

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negative value in excess of $5.0 million when marked to market in accordance with generally recognized mark to market accounting policies that have been discussed and agreed to by the parties or (y) for the processing of natural gas and natural gas liquids which would result in a loss in excess of $2.0 million when valued at market prices as of the date hereof.

     SECTION 3.25 Year 2000. All Software and hardware systems currently utilized by Parent and its Subsidiaries and material to the operation of their respective businesses are capable of providing or are being adapted or replaced to provide on or before December 31, 1999 accurate results using data having date ranges spanning the twentieth and twenty-first centuries, except where the failure to provide such accurate results is not reasonably expected to have a Parent Material Adverse Effect.

     SECTION 3.26  Intellectual Property and Software.

     (a) Parent and its Subsidiaries have used commercially reasonable measures to protect the confidentiality of the material trade secrets used in connection with its business. To Parent's knowledge, no material Intellectual Property or Software used in connection with its businesses has been improperly used, improperly divulged or misappropriated by Parent or any other Person. As of the date hereof, neither Parent nor any of its Subsidiaries has made in the past three years any claim in writing which remains unresolved of a violation, infringement, misuse or misappropriation by others of rights of Parent and its Subsidiaries to or in connection with any material Intellectual Property used in connection with its business. There is no pending or, to the knowledge of Parent, threatened claim by any third person of a violation, infringement, misuse or misappropriation by any of Parent or any of its Subsidiaries of any Intellectual Property or Software owned by any third person, or of the invalidity of any patent used in connection with its business, that would, individually or in the aggregate, have a Parent Material Adverse Effect. No trade secret, formula, process, invention, design, know-how or other information considered material, confidential or proprietary to Parent or any of its Subsidiaries has been disclosed or authorized to be disclosed except in the ordinary course of business or pursuant to any obligation of confidentiality binding on the recipient.

     (b) "Intellectual Property" means intellectual and similar property of every kind and nature relating to, used or necessary in the operation of the business of a Person and each of its Subsidiaries, including, without limitation, all U.S. and foreign patents and patent applications, divisions, continuations or continuations-in-part, extensions, reissues or substitutions of any of the foregoing, all U.S. and foreign trademarks, service marks, and trademark or service mark registrations and applications, trade names, logos, designs, Internet domain names, slogans and general intangibles of like nature, all registrations and recordings thereof and all extensions and renewals thereof together with all goodwill symbolized thereby or associated therewith, copyrights, U.S. and foreign copyright registrations, renewals and applications, technology, trade secrets and other confidential information, know how, confidential or proprietary technical and business information, proprietary processes, formulae, algorithms, models and methodologies, licenses and rights with respect to the intellectual property, agreements, computer programs, databases and compilations (and all descriptions, flow-charts, documentation and other work product related to the foregoing) and all other proprietary rights.

     SECTION 3.27 Form S-4 and Joint Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Merger Consideration (the "Form S-4") will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the proxy statement in definitive form relating to the meeting of Parent's stockholders and the Company's

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stockholders to be held in connection with the issuance of the Merger
Consideration (the "Joint Proxy Statement") will, at the date mailed to stockholders of Parent and the Company and at the times of such meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event with respect to Parent or any of its Subsidiaries, or with respect to any information supplied by Parent for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement, shall occur which is required to be described in an amendment or supplement to, the Form S-4 or the Joint Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Parent entitled to vote at the meeting of Parent's stockholders to which the Joint Proxy Statement applies and to the holders of the Company Common Stock entitled to vote at the meeting of the Company's stockholders to which the Joint Proxy Statement applies. The Form S-4 and the Joint Proxy Statement, to the extent either relates to Parent and its Subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, respectively, and the rules and regulations thereunder.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Merger Sub as follows:

     SECTION 4.1  Organization and Qualification. Except as set forth in Section
4.1 of the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the "Company Disclosure Schedule"), the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power and authority, and has been duly authorized by all necessary approvals and orders, to own, lease and operate its Assets and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its Assets makes such qualification necessary other than in such jurisdictions where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a Company Material Adverse Effect.

     SECTION 4.2 Subsidiaries. Section 4.2 of the Company Disclosure Schedule sets forth a description as of the date hereof of all Subsidiaries of the Company and each other corporation, partnership, limited liability company, business, trust or other Person in which the Company or any of its Subsidiaries owns, directly or indirectly, an interest in the equity (other than publicly traded securities which constitute less than 5% of the outstanding securities of such series or class) including the name of each such Person and the Company's interest therein, and, as to each Subsidiary identified as a "Material Company Entity" in Section 4.2 of the Company Disclosure Schedule, a brief description of the principal line or lines of business conducted by each such entity. Except as set forth in Section 4.2 of the Company Disclosure Schedule, each of Company's Subsidiaries is duly organized, validly existing and in good standing under the laws of its state of organization, has all requisite organizational power and authority, and has been duly authorized by all necessary approvals and orders, to own, lease and operate its Assets and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its Assets make such qualification necessary other than in such jurisdictions where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a Company Material Adverse Effect. Except as set forth in Section 4.2 of the Company Disclosure Schedule, all of the issued and outstanding shares of

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capital stock of each Subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights, are owned directly or indirectly by the Company free and clear of any Encumbrances and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment.

     SECTION 4.3 Capitalization. The authorized capital stock of the Company consists of (i) 25,000 shares of Class A Common Stock, par value $0.01, of which, as of the date hereof, 8,047 shares are issued and outstanding and (ii) 25,000 shares of Class B Common Stock, par value $0.01, of which, as of the date hereof, 2,541 shares are issued and outstanding. All of the issued and outstanding shares of the capital stock of the Company are validly issued, fully paid, nonassessable and free of preemptive rights. Section 4.3 of the Company Disclosure Schedule sets forth a list of holders of Company Common Stock and the number of shares held by each holder. As of the date hereof, there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such agreement or commitment other than the conversion of the Company's Class B Common Stock under the Company's Restated Certificate of Incorporation. Except as set forth in Section 4.3 of the Company Disclosure Schedule, the Company has no commitments or obligations to purchase or redeem any shares of capital stock of the Company or any of its Subsidiaries. Except as set forth in Section 4.3 of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the voting of any shares of the capital stock of the Company or any of its Subsidiaries by any Person other than the Company or a Subsidiary of the Company. True, accurate and complete copies of the Restated Certificate of Incorporation and Bylaws of the Company, the charter and bylaws or other organizational documents and operating agreements for each Subsidiary of the Company and all shareholder, partnership or similar agreements to which the Company or any of its Subsidiaries is a party, as in effect on the date hereof, have previously been delivered to Parent.

     SECTION 4.4  Authority; Non-Contravention; Statutory Approvals; Compliance.

     (a) Authority. The Company has all requisite power and authority to enter into this Agreement and, subject to obtaining the Company Stockholders' Approval (as hereinafter defined) and each of the statutory approvals listed in Section 4.4(c) (the "Company Required Statutory Approvals"), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the applicable Company Stockholders' Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law)).

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     (b) Non-Contravention. Except as set forth in Section 4.4(b) of the Company
Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Restated Certificate of Incorporation or Bylaws of the Company or similar governing documents of any of the Company's Subsidiaries,
(ii) subject to obtaining the Company Required Statutory Approvals and the Company Stockholders' Approval, violate or conflict with any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective Assets or (iii) subject to obtaining the third-party consents set forth in Section 4.4(b) of the Company Disclosure Schedule (the "Company Required Consents"), violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the Assets of the Company or any of its Subsidiaries pursuant to any provisions of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company or any of its Subsidiaries is now a party or by which it or any of its Assets may be bound or affected, except, in the case of clauses (ii) and (iii), as would not, in the aggregate, have or be reasonably likely to have a Company Material Adverse Effect.

     (c) Statutory Approvals. Except for (i) applicable requirements, if any, of the Securities Act, the Exchange Act or "Blue Sky Laws," (ii) the pre-merger notification requirements of the HSR Act or filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction, (iii) the filing of the Certificate of Merger pursuant to the DGCL, (iv) applicable filings with and approvals by the CPUC, (v) applicable filings with and approvals of the FERC and (vi) any notices or filings not required to be given or made until or after the Effective Time, no declaration, filing or registration with, or notice to or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for such notices, reports, filings, waivers, consents, approvals or authorizations that, if not made or obtained, would not, in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

     (d) Compliance. Except as set forth in Section 4.4(d) of the Company Disclosure Schedule or as disclosed in the Company SEC Reports, neither the Company nor any of its Subsidiaries is in violation of or, to the Company's knowledge, is under investigation with respect to, or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment of any Governmental Authority, except for violations, investigations and charges relating to Environmental Laws (which are the subject of Section 4.11) and except for violations, investigations and charges that, in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 4.4(d) of the Company Disclosure Schedule, the Company and each of its Subsidiaries have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted except for Environmental Permits (which are the subject of Section 4.11) and permits, licenses, franchises, authorizations, consents and approvals the failure to possess, in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect.

     SECTION 4.5 Reports and Financial Statements. The filings required to be made by the Company and its Subsidiaries since February 14, 1997 under the Securities Act, the Exchange Act, the Interstate Commerce Act or any applicable state laws, rules or regulations have been filed with the SEC, the applicable public utility regulatory authorities or the FERC, as the case may be,

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including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, and the Company has complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Company has made available to Parent a true and complete copy of each report, schedule, registration statement (including, but not limited to the Company's Amendment No. 1 to Registration Statement on Form S-1, as filed with the SEC on June 18, 1999 (Registration No. 333-78165)) and definitive proxy statement filed by Company or any of its Subsidiaries with the SEC since February 14, 1997 (as such documents have since the time of their filing been amended, the "Company SEC Reports"). As of their respective dates, the Company SEC Reports (i) complied, or with respect to those not yet filed, will comply, in all material respects with the applicable requirements of the Securities Act and the Exchange Act and
(ii) did not, or with respect to those not yet filed, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Company included in the Company SEC Reports (collectively, the "Company Financial Statements") have been, or with respect to those not yet filed, will be prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present, or with respect to those not yet filed, will fairly present the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal, recurring audit adjustments. Notwithstanding the foregoing, no representation or warranty is being made in this Section 4.5 with respect to information furnished in writing by Parent specifically for inclusion in any Company SEC Report filed after the date hereof or with respect to any Parent SEC Report incorporated therein by reference.

     SECTION 4.6 Absence of Certain Changes or Events; Absence of Undisclosed Liabilities.

     (a) Except as set forth in the Company SEC Reports or Section 4.6 of the Company Disclosure Schedule, from January 1, 1999 through the date hereof each of the Company and its Subsidiaries has conducted its business in all material respects only in the ordinary course of such businesses consistent with past practice and there has not been any (i) declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of the Company; (ii) repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other equity securities of or other ownership interests in, the Company or any of its Subsidiaries, except in accordance with the Stock Plans; (iii) material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries other than as required by GAAP or applicable law; or (iv) material change in the Company's business operations, condition (financial or otherwise), results of operations, assets or liabilities.

     (b) Except as set forth in the Company SEC Reports filed as of the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) except (i) liabilities, obligations or contingencies that are accrued or reserved against in the consolidated financial statements of the Company or reflected in the notes thereto for the 3-month period ended March 31, 1999; (ii) normal and recurring liabilities which were incurred after March 31, 1999 in the ordinary course of business consistent with past practice; or (iii) liabilities, obligations or contingencies that would not, in the aggregate, have a Company Material Adverse Effect.

     SECTION 4.7 Litigation; Regulatory Proceedings. Except as disclosed in the Company SEC Reports or as set forth in Section 4.7 of the Company Disclosure Schedule, (i) there are as of the

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date hereof no suits, actions, proceedings or, to the knowledge of the Company, claims pending or, to the knowledge of the Company, threatened, before a court or other Governmental Authority nor are there, to the knowledge of the Company, any investigations or reviews pending or threatened against, relating to or affecting the Company or any of its Subsidiaries and (ii) there are no judgments, decrees, injunctions or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator applicable to the Company or any of its Subsidiaries which, in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

     SECTION 4.8 Form S-4 and Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Joint Proxy Statement will, at the date mailed to stockholders of Parent and the Company and at the times of such meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event with respect to the Company or any of its Subsidiaries, or with respect to any information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement, shall occur which is required to be described in an amendment or supplement to, the Form S-4 or the Joint Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Parent entitled to vote at the meeting of Parent's stockholders to which the Joint Proxy Statement applies and to the holders of the Company Common Stock entitled to vote at the meeting of the Company's stockholders to which the Joint Proxy Statement applies. The Joint Proxy Statement, to the extent it relates to the Company, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     SECTION 4.9  Tax Matters.

     (a) Filing of Timely Tax Returns. Except as set forth in Section 4.9(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries have filed (or there has been filed on their behalf) all Tax Returns required to be filed by each of them under applicable law. All Tax Returns were in all material respects (and, as to Tax Returns not filed as of the date hereof will be) true, complete and correct and filed on a timely basis.

     (b) Payment of Taxes. The Company and each of its Subsidiaries have, within the time and in the manner prescribed by law, paid (and until the Closing Date will pay within the time and in the manner prescribed by law) all Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

     (c) Tax Reserves. Except as set forth in Section 4.9(c) of the Company Disclosure Schedule, the Company and its Subsidiaries have established (and until the Effective Time will maintain) on their books and records reserves adequate to pay all Taxes, all deficiencies in Taxes asserted or proposed against the Company or its Subsidiaries and reserves for deferred income taxes in accordance with GAAP.

     (d) Tax Liens. There are no Tax liens upon the Assets of the Company or any of its Subsidiaries except liens for Taxes not yet due and payable.

     (e) Withholding Taxes. The Company and each of its Subsidiaries have complied (and until the Effective Time will comply) in all respects with the provisions of the Code relating to the

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payment and withholding of Taxes, including, without limitation, the withholding and reporting requirements under Sections 1441 through 1464, 3401 through 3406, and 6041 and 6049 of the Code, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required.

     (f) Extensions of Time for Filing Tax Returns. Except as set forth in
Section 4.9(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

     (g) Waivers of Statute of Limitations. Except as set forth in Section 4.9(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

     (h) Expiration of Statute of Limitations. Except as set forth in Section 4.9(h) of the Company Disclosure Schedule, the statute of limitations for the assessment of all federal income and applicable state income or franchise Taxes has expired for all related Tax Returns of the Company and each of its Subsidiaries or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof and no deficiency for any such Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been resolved and paid in full.

     (i) Audit, Administrative and Court Proceedings. Except as set forth in
Section 4.9(i) of the Company Disclosure Schedule, no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any knowledge of any threatened action, audit or administrative or court proceeding with respect to any such Taxes or Tax Returns.

     (j) Powers of Attorney. Except as set forth in Section 4.9(j) of the Company Disclosure Schedule, no power of attorney currently in force has been granted by the Company or any of its Subsidiaries concerning any Tax matter.

     (k) Tax Rulings. Except as set forth in Section 4.9(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received a Tax Ruling or entered into a Closing Agreement with any taxing authority that would have a continuing adverse effect after the Effective Time.

     (l) Availability of Tax Returns. Except as set forth in Section 4.9(l) of the Company Disclosure Schedule, the Company and its Subsidiaries have made available to Parent complete and accurate copies of all federal income and state income or franchise Tax Returns, and any amendments thereto, filed by the Company or any of its Subsidiaries for all taxable years commencing on or after January 1, 1997. Section 4.9(l) of the Company Disclosure Schedule sets forth all foreign, state and local jurisdictions in which the Company or any of its Subsidiaries is or has been subject to Tax and each material type of Tax payable in such jurisdiction during the taxable years ended December 31, 1998 and December 31, 1997. In addition, the Company and its Subsidiaries have made available to Parent complete and accurate copies of all audit reports received by the Company or any of its Subsidiaries on or after February 14, 1997 from any taxing authority relating to any Tax Return filed by the Company or any of its Subsidiaries for all taxable years commencing on or after January 1, 1995.

     (m) Tax Sharing Agreements. Except as set forth in Section 4.9(m) of the Company Disclosure Schedule, no agreements relating to allocating or sharing of Taxes exist between or among the Company and any of its Subsidiaries.

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     (n) Code Section 341(f). Neither the Company nor any of its Subsidiaries
has filed (or will file prior to the Closing) a consent pursuant to Section 341(f) of the Code or has agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as that term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its Subsidiaries.

     (o) Code Section 168. No property of the Company or any of its Subsidiaries is property that the Company or any such Subsidiary or any party to this transaction is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Section 168 of the Code.

     (p) Code Section 481 Adjustments. Except as set forth in Section 4.9(p) of the Company Disclosure Schedule and except for adjustments that in the aggregate could not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and to the best of the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.

     (q) Tax Attributes. Section 4.9(q) of the Company Disclosure Schedule sets forth, with respect to the Company and its Subsidiaries: (i) the amount of and year of expiration of any net operating loss carryovers and (ii) the amount of and year of expiration of any tax credit carryovers.

     (r) Code Section 338 Elections. Except as set forth in Section 4.9(r) of the Company Disclosure Schedule, no election under Section 338 of the Code (or any predecessor provision) has been made by or with respect to the Company or any of its Subsidiaries or any of their respective assets or properties.

     (s) Acquisition Indebtedness. Except as set forth in Section 4.9(s) of the Company Disclosure Schedule, no indebtedness of the Company or any of its Subsidiaries is "corporate acquisition indebtedness" within the meaning of
Section 279(b) of the Code.

     (t) Code Section 280G. Except as set forth in Section 4.9(t) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any agreement, contract, or arrangement that could result, on account of the transactions contemplated hereunder, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

     (u) Affiliated Group. Except as set forth in Section 4.9(u) of the Company Disclosure Schedule: (i) none of the Company and its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for Taxes of any other Person (other than any of the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise, and (ii) neither the Company nor any of its Subsidiaries has engaged in any intercompany transactions within the meaning of Treasury Regulation Section 1.1502-13 for which any income remains unrecognized as of the close of the last taxable year prior to the Effective Time.

     (v) Tax Treatment of Merger. The Company has not taken or agreed to take any action, or knows of any circumstances, that (without regard to any action taken or agreed to be taken by Parent or Merger Sub or any of their respective affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(l)(A) or 368(a)(2)(E) of the Code.

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     SECTION 4.10  Employee Matters; ERISA.

     (a) Benefit Plans. Section 4.10(a) of the Company Disclosure Schedule contains a true and complete list of each material employee benefit plan, program or arrangement currently sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of employees, former employees or directors and their beneficiaries or for which the Company or any of its Subsidiaries may have any liability, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of ERISA, and any employment, consulting, non-compete, severance or change in control agreement (collectively, the "Company Benefit Plans"). For the purposes of this Section
4.10 only, the term "Company" shall be deemed to include predecessors thereof.

     (b) Termination of Company Benefit Plans; Withdrawal. All of the Company Benefit Plans (other than any multiemployer plan, as defined in Section 3(37) of ERISA) can be terminated by the Company without incurring any material liability. Subject to any collective bargaining obligations, except as set forth in Section 4.10(a) of the Company Disclosure Schedule, the Company and its Subsidiaries can withdraw from participation in any Company Benefit Plan that is a multiemployer plan, without incurring any material liability.

     (c) Contributions. Except as set forth in Section 4.10(c) of the Company Disclosure Schedule, all material contributions and other payments required to be made as of date hereof by the Company or any of its Subsidiaries to any Company Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been properly reflected in the Company Financial Statements in accordance with GAAP.

     (d) Qualification; Compliance. Except as set forth in Section 4.10(d) of the Company Disclosure Schedule, each of the Company Benefit Plans (other than any multiemployer plan as defined in Section 3(37) of ERISA) intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified, and, to the best knowledge of the Company, no circumstances exist that are reasonably expected by the Company to result in the revocation of any such determination. The Company is in compliance in all material respects with, and each Company Benefit Plan (other than any multiemployer plan as defined in Section 3(37) of ERISA) is and has been operated in all material respects in compliance with, all applicable laws, rules and regulations governing such plan, including, without limitation, ERISA and the Code. Each Company Benefit Plan (other than any multiemployer plan as defined in Section 3(37) of ERISA) intended to provide for the deferral of income, the reduction of salary or other compensation, or to afford other income tax benefits, complies with the material requirements of the applicable provisions of the Code or other laws, rules and regulations required to provide such income tax benefits.

     (e) Liabilities. With respect to the Company Benefit Plans individually and in the aggregate, no event has occurred, and, to the best knowledge of the Company, there exists no condition or set of circumstances that is reasonably likely to subject the Company or any of its Subsidiaries to any liability arising under the Code, ERISA or any other applicable law (including, without limitation, any liability to any such plan or the PBGC, or under any indemnity agreement to which the Company is a party, which liability could reasonably be expected to have a Company Material Adverse Effect.

     (f) Welfare Plans. Except as set forth in Section 4.10(f) of the Company Disclosure Schedule, none of the Company Benefit Plans that are "welfare plans", within the meaning of Section 3(1) of ERISA, provides for any retiree benefits other than coverage mandated by applicable law or benefits the full cost of which is borne by the retiree.

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     (g) Documents Made Available. The Company has made available to Parent a true and correct copy of each collective bargaining agreement to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries has obligations and, with respect to each Company Benefit Plan, (i) such plan and summary plan description, as applicable, (ii) the most recent annual report filed with the IRS, (iii) each related trust agreement, insurance contract, service provider or investment management agreement (including all amendments to each such document), (iv) the most recent determination of the IRS with respect to the qualified status of such plan and
(v) the most recent actuarial report or valuation.

     (h) Payments Resulting from Mergers. Except as set forth in Section 4.10(h) of the Company Disclosure Schedule or specifically provided for herein, neither the Company nor any of its Subsidiaries is a party to any plan, agreement or arrangement pursuant to the terms of which the consummation or announcement of any transaction contemplated by this Agreement will (either alone or in connection with the occurrence of any additional or further acts or events) result in any (A) payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any officer, employee, former employee or director thereof or to a trustee under any "rabbi trust" or similar arrangement, or (B) benefit under any Company Benefit Plan being established or becoming accelerated, or immediately vested or payable.

     SECTION 4.11  Environmental Protection.

     (a) Compliance. Except as set forth in the Company SEC Reports or in
Section 4.11(a) of the Company Disclosure Schedule, (i) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws and (ii) to the knowledge of the Vice
President -- Environmental of Kinder Morgan Energy Partners, L.P., neither the Company nor any of its Subsidiaries has received any unresolved written communication since January 1, 1996 from any Person or Governmental Authority that alleges that the Company or any of its Subsidiaries is not in such compliance with applicable Environmental Laws.

     (b) Environmental Permits. Except as set forth in the Company SEC Reports or as set forth in Section 2.11(b) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has obtained or has applied for all material Environmental Permits necessary for the construction of their facilities or the conduct of their operations, and all such permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and the Company and its Subsidiaries are in material compliance with all terms and conditions of the Environmental Permits.

     (c) Environmental Claims. Except as set forth in the Company SEC Reports or as set forth in Section 4.11(c) of the Company Disclosure Schedule (i) as of the date hereof there is no Environmental Claim pending (x) against the Company or any of its Subsidiaries, (y) to the Company's knowledge, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed contractually or (z) against any real or personal property or operations which the Company or any of its Subsidiaries owns, leases or manages, in whole or in part, and (ii) there are no past or present actions, activities, circumstances, conditions, events or incidents which could reasonably be expected to form the basis of any such Environmental Claim, except as would not be expected to have, individually or, in the aggregate, a Company Material Adverse Effect.

     (d) Releases. Except as set forth in the Company SEC Reports or as set forth in Section 4.11(c) or Section 4.11(d) of the Company Disclosure Schedule, as of the date hereof there have been no Releases of any Hazardous Substances that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries, or to the

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

Company's knowledge against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed contractually, except for those that would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (e) Predecessors. Except as set forth in the Company SEC Reports or as set forth in Section 4.11(e) of the Company Disclosure Schedule and, to the Company's knowledge, with respect to any predecessor of the Company or any Subsidiary of the Company, there is no Environmental Claim pending or, to the Company's knowledge, threatened, nor any Release of Hazardous Substances that would be reasonably likely to form the basis of any Environmental Claim, except for those that would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (f) Disclosure. The Company has made available to Parent all material documents which the Company reasonably believes provide the basis for (i) the cost of Company pollution control equipment currently required or known to be required in the future; (ii) current Company remediation costs or Company remediation costs known or suspected to be required in the future; or (iii) any other environmental matter affecting the Company, except for those that would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (g) Cost Estimates. No environmental matter set forth in the Company SEC Reports or the Company Disclosure Schedule could reasonably be expected to substantially differ from the cost or recovery estimates provided in the Company SEC Reports.

     (h) Reports. Each of the Company and its Subsidiaries has made available to Parent true, complete and correct summaries or copies of all environmental audits, assessments or investigations, which (i) have been conducted by or on behalf of the Company or any of its Subsidiaries since January 1, 1996 and (ii) are available to, or in the possession of, the Company or any of its Subsidiaries on any currently or formerly owned, leased or operated property.

     (i) Release. Except as set forth in Section 4.11(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has released any party from any material claim under any Environmental Law or waived any rights against any other party under any Environmental Law, except for those that would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     (j) Prior Indemnification Agreements. Except as set forth in Section 4.11(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has entered into any material agreement that may require the Company or any of its Subsidiaries to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person for or against any Environmental Claim, except for those that would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

     SECTION 4.12 Regulation. The Company is regulated as an oil pipeline company by the FERC and as a pipeline company by the State of California. Neither the Company nor any of its Subsidiaries is subject to regulation as a "holding company," "gas utility company," "electric utility company," "public utility company," "subsidiary" of any of the foregoing, "affiliate" of any of the foregoing or "affiliate" of any "Subsidiary" of any of the foregoing.

     SECTION 4.13 Insurance. Except as set forth in Section 4.13 of the Company Disclosure Schedule, each of the Company and its Subsidiaries is, and has been continuously since February 14, 1997, insured with financially responsible insurers or under other financially responsible arrangements in such amounts and against such risks and losses as are customary for companies conducting the business as conducted by the Company and its Subsidiaries during such time period. Neither the

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

Company nor its Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of the Company or its Subsidiaries. The insurance policies of the Company and each of its Subsidiaries are valid and enforceable policies in all material respects.

     SECTION 4.14 Company Rights Agreement. The Company has no stockholders' rights plan.

     SECTION 4.15 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

     SECTION 4.16 No Other Agreements to Sell the Company or Its Assets. Except pursuant to this Agreement and as set forth in Section 4.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any other Person to sell any material portion of the Assets of the Company or any of its Subsidiaries, to sell any material portion of the capital stock or other ownership interests of the Company or any of its Subsidiaries (other than pursuant to the exercise of any Stock Rights granted under any of the Company's Stock Plans) or to effect any merger, consolidation or other reorganization of the Company or any of its Subsidiaries or to enter into any agreement with respect thereto. Since January 30, 1999, the Company has executed no confidentiality agreement with any Person in connection with its consideration of acquiring all or a substantial part of the Assets or capital stock of the Company or any of its Subsidiaries.

     SECTION 4.17 Assets. Except as set forth in Section 4.17 of the Company Disclosure Schedule or except as would not, in the aggregate, have or be reasonably likely to have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable or, with respect to Assets located in the State of Texas, defensible title to or a valid leasehold estate in or a valid right to use all of the material Assets (other than easements and rights of way which are the subject of Section 4.22) reflected on the Company's balance sheet at March 31, 1999 (except for Assets subsequently sold in the ordinary course of business consistent with past practice). All of such Assets are free and clear of all Encumbrances (other than Permitted Encumbrances) and have been maintained in reasonable operating condition and repair, subject to ordinary wear and tear.

     SECTION 4.18  Contracts and Commitments. As of the date hereof,
Section 4.18 of the Company Disclosure Schedule contains a complete and accurate list of all contracts (written or oral), plans, undertakings, commitments or agreements (including, without limitation, intercompany contracts) ("Company Contracts") of the following categories to which the Company or any of its Subsidiaries is a party or by which any of them is bound as of the date of this
Agreement:

     (a) employment contracts, including, without limitation, contracts to employ executive officers and other contracts with officers, directors or stockholders of the Company, and all severance, change in control or similar arrangements with any officers, employees or agents of the Company that will result in any obligation (absolute or contingent) of the Company or any of its Subsidiaries to make any payment to any officers, employees or agents of the Company following the consummation of the transactions contemplated hereby or termination or change of terms and conditions of employment;

     (b) collective bargaining agreements;

     (c) Company Contracts for the purchase of inventory which are not cancellable (without material penalty, cost or other liability) within one year and, other than Company Contracts described elsewhere in this Section 4.18, other Company Contracts made in the ordinary course of business involving annual expenditures or liabilities in excess of $5,000,000 which are not cancellable (without material penalty, cost or other liability) within 90 days;

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     (d) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for the lending of money, whether as borrower, lender or guarantor, in excess of $1,000,000;

     (e) Company Contracts containing covenants limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person or operate at any location, including, without limitation, any preferential rights granted to third parties;

     (f) any Company Contract pending for the acquisition or disposition, directly or indirectly (by merger or otherwise) of material Assets (other than inventory) or capital stock of any Person (including, without limitation, the Company or any of its Subsidiaries); and

     (g) other than Company Contracts described elsewhere in this Section 4.18 or Company Contracts which may be omitted pursuant to the specific size limitations set forth in other provisions of this Section 4.18, Company Contracts between the Company and any of its wholly-owned Subsidiaries, on one hand, and any Subsidiary of the Company which is not wholly-owned, directly or indirectly, by the Company, on the other hand.

     True copies of the written Company Contracts identified in Section 4.18 of the Company Disclosure Schedule have been delivered or made available to Parent.

     SECTION 4.19  Absence of Breaches or Defaults. Except as set forth in
Section 4.19 of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is in default under, or in breach or violation of (and no event has occurred which, with notice or the lapse of time or both, would constitute a default under, or a breach or violation of), any term, condition or provision of its charter, bylaws or other governing documents and (ii) neither the Company nor any of its Subsidiaries is and, to the knowledge of the Company, no other party is in default under, or in breach or violation of (and no event has occurred which, with notice or the lapse of time or both, would constitute a default under, or a breach or violation of), any term, condition or provision of any Company Contract identified on Section 4.18 of the Company Disclosure Schedule except for defaults, breaches, violations or events which, individually or in the aggregate, would not have a Company Material Adverse Effect; provided that any defaults, breaches, violations or events with respect to those Company Contracts referred to in Section 4.18(d) shall be scheduled without regard to any Company Material Adverse Effect. Other than contracts which have terminated or expired in accordance with their terms, each of the Company Contracts identified on Section 4.18 of the Company Disclosure Schedule is valid, binding and enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered on a proceeding in equity or at law) and an implied covenant of good faith and fair dealing) and is in full force and effect. To the knowledge of the Company, no event has occurred which either entitles, or would, on notice or lapse of time or both, entitle the holder of any indebtedness for borrowed money affecting the Company or any of its Subsidiaries to accelerate, or which does accelerate, the maturity of any indebtedness affecting the Company or any of its Subsidiaries, except as set forth in Section 4.19 of the Company Disclosure Schedule.

     SECTION 4.20  Labor Matters.

     (a) Section 4.20(a) of the Company Disclosure Schedule contains a complete list of all organizations representing the employees of the Company or any of its Subsidiaries. As of the date hereof, there is no strike or work stoppage, pending or, to the knowledge of the Company, threatened, which involves any employees of the Company or any of its Subsidiaries.

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

     (b) Section 4.20(b) of the Company Disclosure Schedule contains as of the date hereof (i) a list of all material unfair employment or labor practice charges which are presently pending which, to the knowledge of the Company, have been filed with any governmental authority by or on behalf of any employee against the Company or any of its Subsidiaries and (ii) a list of all material employment-related litigation, including, without limitation, arbitrations or administrative proceedings which are presently pending, filed by or on behalf of any former, current or prospective employee against the Company or any of its Subsidiaries.

     (c) Except as described in Sections 4.20(a) and (b) of the Company Disclosure Schedule, there are not presently pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries any claims by any Governmental Authority, labor organization, or any former, current or prospective employee alleging that the Company or any such employer has violated any applicable laws respecting employment practices, except where such claims would not, individually or in the aggregate, have a Company Material Adverse Effect.

     SECTION 4.21 Affiliate Transactions. Except as set forth in the Company SEC Reports and Schedule 4.21 of the Company Disclosure Schedule, from December 31, 1998 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings (and no such arrangements are pending) between the Company or any of its Subsidiaries, on the one hand, and affiliates of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

     SECTION 4.22 Easements. The businesses of the Company and each of its Subsidiaries are being operated in a manner which does not violate (in any manner which would, or which would be reasonably likely to, have a Company Material Adverse Effect) the terms of any Easements used by the Company and each of its Subsidiaries in such businesses. Except as set forth in the Company SEC Reports, all Easements are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other laws of general applicability affecting the rights of creditors generally or principles of equity, and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such business, except where the failure of any such Easement to be valid and enforceable or to grant the rights purported to be granted thereby or necessary thereunder would have a Company Material Adverse Effect. Except as set forth in the Company SEC Reports, there are no special gaps in the Easements which would impair the conduct of such businesses in a manner which would, or which would be reasonably likely to, have a Company Material Adverse Effect, and no part of the pipelines, equipment and other tangible personal property used in connection with the Company's pipeline operations is located on property which is not owned in fee by the Company or a Subsidiary or subject to an Easement in favor of the Company or a Subsidiary, where the failure of such pipelines, equipment or assets to be so located would have a Company Material Adverse Effect. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened actions against any Easements which are reasonably likely to have a Company Material Adverse Effect.

     SECTION 4.23 Commodity Price Exposure. Neither the Company nor any of its Subsidiaries is engaged in the purchase and resale of commodity products.

     SECTION 4.24 Year 2000. All Software and hardware systems currently utilized by the Company and its Subsidiaries and material to the operation of their respective businesses are capable of providing or are being adapted or replaced to provide on or before December 31, 1999 accurate results using data having date ranges spanning the twentieth and twenty-first centuries, except where the failure to provide such accurate results is not reasonably expected to have a Company Material Adverse Effect.

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     SECTION 4.25  Intellectual Property and Software. Subject to obtaining required consents under all license agreements pursuant to which the Company or its Subsidiaries have obtained the right to use the Intellectual Property owned by third parties, the Surviving Corporation, after giving effect to the Merger, will own or have the valid, legal right to use all Intellectual Property and Software used in connection with its business as conducted by the Company on the date hereof. No trade secret, formula, process, invention, design, know-how or other information considered material, confidential or proprietary to the Company or any of its Subsidiaries has been disclosed or authorized to be disclosed except in the ordinary course of business or pursuant to an obligation of confidentiality binding on the recipient. The Company and its Subsidiaries have used commercially reasonable measures to protect the confidentiality of the material trade secrets used in connection with its business. To the Company's knowledge, no material Intellectual Property or Software used in connection with its businesses has been improperly used, improperly divulged or misappropriated by the Company or any other Person. As of the date hereof, neither the Company nor any of its Subsidiaries has made in the past three years any claim in writing which remains unresolved of a violation, infringement, misuse or misappropriation by others of rights of the Company and its Subsidiaries to or in connection with any material Intellectual Property used in connection with its business. There is no pending or, to the knowledge of the Company, threatened claim by any third person of a violation, infringement, misuse or misappropriation by any of the Company or any of its Subsidiaries of any Intellectual Property or Software owned by any third person, or of the invalidity of any patent used in connection with its business, that would, individually or in the aggregate, have a Company Material Adverse Effect.

     SECTION 4.26 Nature of the Company's Business. Since the date of its formation, the Company has not engaged in any business activities other than in connection with its organization, the acquisition and ownership of Kinder Morgan G.P., Inc. and the transaction proposed herein.

     SECTION 4.27 Vote Required. The approval of the Merger by the affirmative vote of a majority of the votes entitled to be cast by all holders of Company Common Stock is the only vote of holders of any class or series of the capital stock of the Company required to approve this Agreement, the Merger and the transactions contemplated hereby (the "Company Stockholders' Approval"). Other than as set forth herein, no other vote (including, without limitation, that of any holders of an equity interest in any Subsidiary of the Company) is required to approve this Agreement, the Merger or the consummation of the transactions contemplated hereby.

     SECTION 4.28  Ownership of Parent Common Stock. Except as set forth in
Section 4.28 of the Company Disclosure Schedule, neither the Company nor any of its affiliates "beneficially own" (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Parent Common Stock.

     SECTION 4.29 Section 203 of the DGCL. Prior to the date hereof, the Board of Directors of the Company has approved this Agreement and the Merger, and such approval is sufficient to render inapplicable to the Merger and to such other transactions the provisions of Section 203 of the DGCL. To the Company's knowledge, no other state takeover statute or similar statue or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby and no provision of the Company's or any of its Subsidiary's Articles of Incorporation, Bylaws or other similar organizational documents would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of capital stock of the Company and its Subsidiaries that may be acquired or controlled by Parent as contemplated by this Agreement.

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                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     SECTION 5.1 Conduct of the Company's Business Pending the Merger. The Company covenants and agrees that, during the period from the date hereof to the Effective Time (except as otherwise contemplated by the terms of this Agreement), unless Parent shall otherwise agree in writing in advance, the businesses of the Company and its Subsidiaries shall be conducted only in the usual and ordinary course of business in substantially the same manner as heretofore conducted and in compliance with applicable laws; and the Company and its Subsidiaries shall each use all commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers and employees of the Company and its Subsidiaries (subject to prudent management of workforce needs and ongoing programs currently in force), to preserve the present relationships of the Company and its Subsidiaries with customers, suppliers, distributors and other Persons with which the Company or any of the Subsidiaries has significant business relations, to maintain and keep its material assets in good repair and condition (subject to ordinary wear and tear), to maintain supplies and inventories in quantities consistent with past practice; provided, however, that, notwithstanding any of the foregoing, in no event shall any of the Company's Subsidiaries be restricted from taking any action, nor shall they be required to obtain Parent's consent prior to taking such action, if Kinder Morgan G.P., Inc. believes the taking of that action to be in the best interests of Kinder Morgan Energy Partners, L.P. and its unitholders; and provided, further, that the Company shall promptly notify Parent of any action taken pursuant to the immediately preceding proviso. By way of amplification and not limitation, neither the Company nor any of its Subsidiaries shall, except as set forth in Section 5.1 of the Company Disclosure Schedule and as otherwise contemplated by the terms of this Agreement, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose or commit to do, any of the following without the prior written consent of Parent:

          (a) except as required by law, make or commit to make any capital expenditures (other than reimbursable expenditures which are collected from third parties within 120 days of incurrence) in excess of $1 million, other than (i) expenditures for routine maintenance and repair or (ii) unplanned capital expenditures due to emergency conditions, unanticipated catastrophic events or extreme weather;

          (b) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than the Company or a wholly-owned Subsidiary of the Company or enter into any "keep well" or other agreement to maintain the financial condition of another Person (other than the Company or a wholly-owned Subsidiary of the Company) or make any loans, or advances of borrowed money or capital contributions to, or equity investments in, any other Person (other than the Company or a wholly-owned Subsidiary of the Company) or issue or sell any debt securities such that the debt of the Company shall be greater than $148.6 million plus any debt incurred to fund a required capital contribution by Kinder Morgan G.P., Inc. to Kinder Morgan Energy Partners, L.P. or its operating limited partnerships in accordance with their respective limited partnership agreements;

          (c) (i) amend its Restated Certificate of Incorporation or Bylaws or the charter or bylaws or organizational documents of any of its Subsidiaries; (ii) split, combine or reclassify the outstanding shares of its capital stock or declare, set aside or pay any dividend payable in cash (other than dividends in an amount not to exceed $10 million payable as a result, directly or indirectly, of quarterly distributions from Kinder Morgan Energy Partners, L.P. received through Kinder Morgan G.P., Inc. consistent with past practice, whether such dividends are paid directly after receipt or are paid by borrowings, subject to this Agreement, after repayment of

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     indebtedness), stock or property or make any other distribution with respect to such shares of capital stock or other ownership interests; (iii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other ownership interests; or (iv) sell or pledge any stock of any of its Subsidiaries;

          (d) (i) issue or sell or agree to issue or sell any additional shares of, or grant, confer or award any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class; (ii) enter into any agreement, contract or commitment out of the ordinary course of its business, to dispose of or acquire, or relating to the disposition or acquisition of, a segment of its business; (iii) except in the ordinary course of business consistent with past practice, sell, pledge, dispose of or encumber any material amount of assets (including without limitation, any indebtedness owed to them or any claims held by them); or (iv) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or acquire any material amount of assets (other than in the ordinary course of business consistent with past practice) or make any material investment, either by purchase of stock or other securities, or contribution to capital, in any case, in any other Person (other than a Subsidiary of the Company as of the date hereof);

          (e) except as required by law, grant any severance or termination pay (other than pursuant to policies or agreements in effect on the date hereof as disclosed in the Company SEC reports or set forth in Section 5.1(e) of the Company Disclosure Schedule) or increase the benefits payable under its severance or termination pay policies or agreements in effect on the date hereof or enter into any employment (other than "at will") or severance agreement with any officer, director or employee;

          (f) except as required by law, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee or increase in any manner the compensation or fringe benefits of any director, officer or, except in the ordinary course of business consistent with past practice, employee, or grant, confer, award or pay any forms of cash incentive, bonuses or other benefit not required by any existing plan, arrangement or agreement;

          (g) enter into or modify any collective bargaining agreement, other than in replacement of collective bargaining agreements expiring prior to the Effective Time;

          (h) make any material change in its tax or accounting policies or any material reclassification of Assets or liabilities except as required by law, rule or regulation or GAAP;

          (i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except the payment, discharge or satisfaction of (i) liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with the terms thereof as in effect on the date hereof or (ii) claims settled or compromised to the extent permitted by Section 5.1(j), or waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing Company Contract, in each case other than in the ordinary course of business consistent with past practice;

          (j) settle or compromise any litigation, other than litigation not in excess of amounts reserved for in the most recent consolidated financial statements of the Company included in the Company SEC Reports or, if not so reserved for, in an aggregate amount not in excess of $500,000, provided in either case such settlement documents do not involve any material non-monetary obligations on the part of the Company and its Subsidiaries;

                                     A-1-36
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          (k) take any action (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) with knowledge that such action would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) or 368(a)(2)(E) of the Code;

          (l) consummate any acquisition or disposition pursuant to any Company Contract disclosed pursuant to Section 4.18 other than in accordance with the terms so disclosed (including without waiver of any condition to the Company's obligations to consummate such acquisition), excluding insignificant deviations from such terms;

          (m) engage in any activities which would cause a change in its status, or that of its Subsidiaries, under the 1935 Act, or that would impair the ability of the Parent to claim an exemption as of right under Section 3(a)(1) of the 1935 Act; and

          (n) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 5.1(a) through 5.1(m) or any action which would or is reasonably likely to result in (i) a material breach of any provision of this Agreement, (ii) any of the representations and warranties of the Company set forth in this Agreement becoming untrue in any material respect or (iii) any of the conditions set forth in Article VII not being satisfied.

     SECTION 5.2 Conduct of Parent's Business Pending the Merger. Except as set forth in Section 5.2 of the Parent Disclosure Schedule, Parent covenants and agrees that, during the period from the date hereof to the Effective Time (except as otherwise contemplated by the terms of this Agreement), unless the Company shall otherwise agree in writing in advance, the businesses of Parent and its Subsidiaries shall be conducted only in the usual and ordinary course of business in substantially the same manner as heretofore conducted and in compliance with applicable laws; and Parent and its Subsidiaries shall each use all commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of Parent and its Subsidiaries, to keep available the services of the present officers and employees of Parent and its Subsidiaries (subject to prudent management of workforce needs and ongoing programs currently in force), to preserve the present relationships of Parent and its Subsidiaries with customers, suppliers, distributors and other Persons with which Parent or any of the Subsidiaries has significant business relations, to maintain and keep its material assets in good repair and condition (subject to ordinary wear and tear), to maintain supplies and inventories in quantities consistent with past practice and, with respect to any hedging and energy trading transactions, to comply with prudent policies, practices and procedures with respect to risk management and trading limitations, including the Company Trading Guidelines. Parent and its Subsidiaries will manage their commodity price risk exposure with respect to their respective gathering, processing, transportation and storage contracts in accordance with prudent risk management guidelines to be developed and mutually agreed to by the Company and Parent as promptly as practicable after the date hereof. From time to time prior to the Effective Time, Parent will allow the Company and its representatives reasonable access to the energy trading operations, as well as gathering, processing, transportation and storage contracting operations, of Parent and its Subsidiaries and their respective books and records, and develop appropriate procedures to permit the Company and its representatives to monitor Parent's and its Subsidiaries' compliance with the Company Trading Guidelines and the other risk management guidelines agreed to by the parties. The Company will not amend or rescind the Company Trading Guidelines or the other risk management guidelines agreed to by the parties. By way of amplification and not limitation, neither Parent nor any of its Subsidiaries shall, except as set forth in Section
5.2 of the Parent Disclosure Schedule and as otherwise contemplated by the terms of this Agreement, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose or commit to do, any of the following without the prior written consent of the Company:

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

          (a) except as required by law, make or commit to make any capital expenditures (other than reimbursable expenditures which are collected from third parties within 120 days of incurrence) in excess of 110% of those contained in Parent's 1999 budget provided to and approved by the Company prior to the date hereof, and for the fiscal year 2000 make any such expenditures in excess of those contained in Parent's 2000 budget which shall have been provided to and reasonably approved by the Company prior to incurring any such expenditures, other than (i) expenditures for routine maintenance and repair or (ii) unplanned capital expenditures due to emergency conditions, unanticipated catastrophic events or extreme weather;

          (b) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than Parent or a wholly-owned Subsidiary of Parent or enter into any "keep well" or other agreement to maintain the financial condition of another Person (other than Parent or a wholly-owned Subsidiary of Parent) or make any loans, or advances of borrowed money or capital contributions to, or equity investments in, any other Person (other than Parent or a wholly-owned Subsidiary of Parent) or issue or sell any debt securities, other than (i) refinancings or refundings of indebtedness existing as of the date hereof, (ii) in connection with financings or ordinary course trade payables and (iii) additional borrowings under existing lines of credit or via commercial paper issuances in the ordinary course of business consistent with past practice in an amount such that total short-term indebtedness of Parent from these sources shall not exceed $700 million in the aggregate, provided that any of such additional indebtedness does not cause Parent's debt to be downgraded to below investment grade;

          (c) (i) amend its Restated Articles of Incorporation or Bylaws or the charter or bylaws of any of its Subsidiaries; (ii) split, combine or reclassify the outstanding shares of its capital stock or declare, set aside or pay any dividend payable in cash (other than (x) regular quarterly cash dividends of Parent in an amount not to exceed $0.20 per share of Parent Common Stock paid at such times and in such amounts as are consistent with past practices and in compliance with applicable law and
     (y) contract fees in connection with the PEPS Units); (iii) except for "cashless" exercises of Parent's Stock Rights pursuant to any of its Stock Plans, redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other ownership interests; or (iv) sell or pledge any stock of any of its Subsidiaries;

          (d) (i) Other than (w) pursuant to Parent's Stock Rights granted in the ordinary course of business consistent with past practice under any of Parent's Stock Plans, (x) the Thermo Agreements, (y) early settlement of the PEPS Units or (z) pursuant to Parent's DRIP Plan, issue or sell or agree to issue or sell any additional shares of, or grant, confer or award any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class; (ii) enter into any agreement, contract or commitment out of the ordinary course of its business, to dispose of or acquire, or relating to the disposition or acquisition of, a segment of its business; (iii) except in the ordinary course of business consistent with past practice, sell, pledge, dispose of or encumber any material amount of Assets (including without limitation, any indebtedness owed to them or any claims held by them); or (iv) acquire (by merger, consolidation, acquisition of stock or Assets or otherwise) any corporation, partnership or other business organization or division thereof or acquire any material amount of Assets (other than in the ordinary course of business consistent with past practice or other than pursuant to Section 5.2(a)) or make any material investment, either by purchase of stock or other securities, or contribution to capital, in any case, in any other Person;

          (e) except as required by law, grant any severance or termination pay (other than pursuant to policies or agreements in effect on the date hereof as disclosed in the Parent SEC Reports or set forth in Section 5.2(e) of the Parent Disclosure Schedule) or increase the benefits payable under its severance or termination pay policies or agreements in effect on the date hereof or

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

     enter into any employment (other than "at will") or severance agreement with any officer, director or employee;

          (f) except as required by law, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee or increase in any manner the compensation or fringe benefits of any director, officer or, except in the ordinary course of business consistent with past practice, employee, or grant, confer, award or pay any forms of cash incentive, bonuses or other benefit not required by any existing plan, arrangement or agreement, except for retention bonuses paid to Parent employees with the reasonable approval of the Company in an aggregate amount not to exceed $5 million;

          (g) enter into or amend (i) any Parent Contract for the sale, purchase, transportation and/or storage of gas related to the commodity marketing or Texas intrastate gas marketing operations of Parent which is not consistent with the Parent Trading Guidelines, (ii) any Parent Contract for gathering in excess of $2.0 million annually, (iii) any Parent Contract for purchase or sale of gas for plant shrink and fuel in excess of $2.0 million annually, (iv) any Parent Contract for purchase or sale of liquid hydrocarbons in excess of $6.0 million annually, (v) any Parent Contract for sale of gas at plant outlets in excess of $6.0 million annually, (vi) any Parent Contract for processing in excess of $2.0 million annually,
     (vii) any Parent Contract for transportation services in excess of $2.4 million annually, (viii) any Parent Contract for storage and/or balancing services in excess of $2.4 million annually, in each case which is not cancellable or otherwise terminable on or prior to December 31, 1999, (ix) any franchise agreement, (x) any qualifying facilities Parent Contracts for plant outlet power sales or (xi) any en-able or Orcom agreements or similar agreements for services which are not cancellable or otherwise terminable on or prior to December 31, 1999;

          (h) enter into or modify any collective bargaining agreement, other than in replacement of collective bargaining agreements expiring prior to the Effective Time;

          (i) make any material change in its tax or accounting policies or any material reclassification of Assets or liabilities except as required by law, rule or regulation or GAAP;

          (j) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except the payment, discharge or satisfaction of (i) liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with the terms thereof as in effect on the date hereof or (ii) claims settled or compromised to the extent permitted by Section 5.2(k), or waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing Parent Contract, in each case other than in the ordinary course of business consistent with past practice;

          (k) settle or compromise any litigation, other than litigation not in excess of amounts reserved for in the most recent consolidated financial statements of Parent included in the Parent SEC Reports or, if not so reserved for, in an aggregate amount not in excess of $500,000, provided in either case such settlement documents do not involve any material non-monetary obligations on the part of Parent and its Subsidiaries;

          (l) take any action (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) with knowledge that such action would prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) or 368(a)(2)(E) of the Code;

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

          (m) consummate any acquisition pursuant to any Parent Contract disclosed pursuant to Section 3.19(g) other than in accordance with the terms so disclosed (including without waiver of any condition to the Company's obligations to consummate such acquisition), excluding insignificant deviations from such terms;

          (n) enter into any fixed price, basis or option positions related to petroleum, petroleum products, natural gas, natural gas liquids, electricity or energy in any form, either financial or physical that are not consistent with the Parent Trading Guidelines;

          (o) engage in any activities which would cause a change in its status, or that of its Subsidiaries, under the 1935 Act, or that would impair the ability of Parent to claim an exemption as of right under Section 3(a)(1) of the 1935 Act; and

          (p) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 5.2(a) through 5.2(o) or any action which would or is reasonably likely to result in (i) a material breach of any provision of this Agreement, (ii) any of the representations and warranties of Parent set forth in this Agreement becoming untrue in any material respect or (iii) any of the conditions set forth in Article VII not being satisfied.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     SECTION 6.1 Preparation of Form S-4 and the Joint Proxy Statement; Stockholder Meetings. (a) Promptly following the date of this Agreement, Parent and the Company shall prepare and Parent shall file with the SEC the Joint Proxy Statement, and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of the Company and Parent will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities law in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably required in connection with any such action. Each of Parent and the Company shall furnish all information concerning itself to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement, which information shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading. The Company, Parent and Merger Sub each agree to correct any information provided by it for use in the Form S-4 or the Joint Proxy Statement which shall have become false or misleading. Subject to Section 6.2, no amendment or supplement to the Form S-4 or the Joint Proxy Statement will be made without the approval of both Parent and the Company. Each party will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension, if applicable, of the qualification of the Parent Common Stock for sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

     (b) Subject to Section 6.2, Parent, acting through its Board of Directors, shall, in accordance with its Restated Articles of Incorporation and Bylaws, promptly and duly call, give notice of,

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convene and hold, as soon as practicable following the date upon which the Form
S-4 becomes effective, a meeting of the holders of Parent Common Stock for the purpose of voting to approve (i) the issuance of Parent Common Stock pursuant to the Merger and (ii) an amendment to Parent's Restated Articles of Incorporation to amend the Parent's corporate name to be "Kinder Morgan, Inc." (the "Parent Name Change"). Parent shall, through its Board of Directors, recommend approval of the issuance of Parent Common Stock pursuant to the Merger and the Parent Name Change by the stockholders of Parent and include in the Joint Proxy Statement such recommendation and take all reasonable and lawful action to solicit and obtain such approval, subject to the Parent's Board of Directors' rights under Section 6.2. The Company, acting through its Board of Directors, shall, in accordance with its Certificate of Incorporation and Bylaws, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the Form S-4 becomes effective, a meeting of the holders of Company Common Stock for the purpose of voting to approve the Merger, this Agreement and the transactions contemplated hereby. The Company shall, through its Board of Directors, recommend approval of the Merger, this Agreement and the transactions contemplated hereby by the stockholders of the Company and include in the Joint Proxy Statement such recommendation and take all reasonable and lawful action to solicit and obtain such approval.

     SECTION 6.2 No Solicitation. (a) Parent shall not, nor shall it permit any of its Subsidiaries to (and Parent shall use its reasonable best efforts to cause its and each of its Subsidiaries' officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, provide any information to, or enter into any agreement with, any Person (other than the Company, any of its affiliates or representatives) concerning any merger, business combination, tender offer, exchange offer, sale of assets (other than as expressly permitted by Section 5.2), sale of shares of capital stock or debt securities or similar transactions involving Parent or any Subsidiary, division or operating or principal business unit of Parent (a "Parent Acquisition Proposal"). Parent further agrees that it will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing, prior to Parent Stockholders' Approval, Parent may, directly or indirectly, provide access and furnish information concerning its business, properties or assets to any Person pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such Person, if (w) such Person has submitted an unsolicited bona fide written proposal to the Board of Directors of Parent relating to any such transaction, (x) such proposal provides for the acquisition for cash and/or publicly traded securities of all of the outstanding Parent Common Stock, (y) the Board of Directors of Parent determines in good faith, after consultation with its independent financial advisor, that such proposal is more favorable to the holders of Parent Common Stock than the Merger and is fully financed or reasonably capable of being financed or otherwise consummated, and (z) the Board of Directors of Parent determines in good faith, after consultation with independent legal counsel, that the failure to provide such information or access or to engage in such discussions or negotiations would be inconsistent with their fiduciary duties to Parent's stockholders under applicable law. A proposal meeting all of the criteria in the preceding sentence is referred to herein as a "Superior Proposal." Parent will immediately notify the Company of any Parent Acquisition Proposal, or if an inquiry is made, will keep the Company fully apprized of all developments with respect to any Parent Acquisition Proposal, will immediately provide to the Company copies of any written materials received by Parent in connection with any Parent Acquisition Proposal, discussion, negotiation or inquiry and the identity of the party making any Parent Acquisition Proposal or inquiry or engaging in such discussion or negotiation. Parent will promptly provide to the Company any non-public information concerning Parent provided to any other Person which was not previously provided to the Company. Subject to the last sentence of this Section 6.2(a) and notwithstanding anything to the contrary contained in this Agreement, except in

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

connection with the valid termination of this Agreement pursuant to Section 8.1(c)(i) hereof, neither the Board of Directors of Parent nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Parent Acquisition Proposal, (ii) enter into any agreement (other than a confidentiality agreement) with respect to any Parent Acquisition Proposal or
(iii) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Company, the approval or recommendation by Parent's Board of Directors or a committee thereof of the Merger, this Agreement or the issuance of the Parent Common Stock to be issued pursuant to the Merger. Nothing contained in this
Section 6.2 shall prohibit Parent or its Board of Directors from taking and disclosing to Parent's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

     (b) The Company shall not, nor shall it permit any of its Subsidiaries to (and the Company shall use its reasonable best efforts to cause its and each of its Subsidiaries' officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, provide any information to, or enter into any agreement with, any Person (other than Parent, any of its affiliates or representatives) concerning any merger, business combination, tender offer, exchange offer, sale of assets (other than as expressly permitted by Section 5.1), sale of shares of capital stock or debt securities or similar transactions involving the Company or any Subsidiary, division or operating or principal business unit of the Company (a "Company Acquisition Proposal"); provided, however, that, notwithstanding any of the foregoing, in no event shall any of the Company's Subsidiaries be restricted from taking any action, nor shall they be required to obtain Parent's consent prior to taking such action, if Kinder Morgan G.P., Inc. believes the taking of that action to be in the best interests of Kinder Morgan Energy Partners, L.P. and its unitholders. The Company further agrees that it will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

     SECTION 6.3 Access to Information. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective Subsidiaries is a party or pursuant to applicable law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules the parties are required to comply, from the date of this Agreement to the Effective Time, the Company or Parent shall, and shall cause their respective Subsidiaries to, furnish promptly such information concerning, and provide reasonable access during normal business hours with respect to, the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its representatives may reasonably request. Each party shall use reasonable efforts to accommodate the other party's request for information or access in the event the first party is subject to a confidentiality agreement. No investigation conducted pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty made in this Agreement.

     (b) The parties shall comply with, and shall cause their respective representatives to comply with, all of their respective obligations under the confidentiality agreement dated July 2, 1999 (the "Confidentiality Agreement") between the Company and Parent with respect to the information disclosed pursuant to this Section 6.3.

     SECTION 6.4 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the

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delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 6.5 Further Action. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, (i) cooperating in the preparation and filing of the Form S-4, the Proxy Statement, and required filings under the HSR Act and any amendments thereof, (ii) using all commercially reasonable efforts to make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and its Subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger, including, without limitation, the Company Required Statutory Approvals and the Parent Required Statutory Approvals, (iii) cooperating in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party, in connection with the transactions pursuant hereto, (iv) keeping the other party informed in all material respects of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice ("DOJ"), the SEC, the FERC or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (v) cooperating in all respects with each other in connection with providing the tax opinions described in Sections 7.2(d) and 7.3(d) of this Agreement and using all commercially reasonable efforts to obtain the tax opinions referred to in such Sections of this Agreement, and (vi) permitting the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Authority or, in connection with any such proceeding by a private party, with any other Person.

     SECTION 6.6 Stock Exchange Listing. Parent shall use its reasonable best efforts to have approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance, the Parent Common Stock to be issued pursuant to the Merger.

     SECTION 6.7 Affiliates. The Company shall deliver to Parent a letter identifying all persons who are, on the date hereof, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each such Person to deliver to Parent on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit A hereto.

     SECTION 6.8 Public Announcements. Subject to each party's disclosure obligations imposed by applicable law, Parent and the Company shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any public announcement or statement without the prior consent of the other party.

     SECTION 6.9 Rights Agreement. Parent shall take all actions necessary to ensure that the Parent Rights Agreement is amended in accordance with Section
3.15 prior to the Effective Time.

     SECTION 6.10 Takeover Statutes. If any "interested stockholder," "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and the members of its Board of Directors

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shall grant such approvals and take such other actions as may be necessary to make Parent and its Subsidiaries exempt under or otherwise not subject to such statutes.

     SECTION 6.11 Transition Management. As soon as practicable after the date hereof, the parties shall create a joint transition management committee (the "Transition Committee") consisting of two representatives from each of the parties hereto designated from time to time as agreed by each of the Boards of Directors of Parent and the Company. The initial members of the Transition Committee shall be Richard D. Kinder, William V. Morgan, Rick Wells, and Martha Wyrsch. The Transition Committee shall be responsible for organizing, developing, managing and implementing a transition plan for the prompt and efficient integration of the business organizations of Parent and the Company and their respective Subsidiaries (the "Transition Plan"), subject to the requirement that control of the management and properties of Parent and the Company, as set forth in this Agreement, shall at all times prior to the Effective Time remain under the control of their respective Boards of Directors. The Transition Committee shall report its findings and make recommendations to the Board of Directors of each of Parent and the Company with respect to transition matters. Richard D. Kinder will manage and be responsible for the day-to-day activities and operations of the Transition Committee. After the date hereof and prior to the Effective Time, Richard D. Kinder shall be permitted to attend those meetings of Parent's Board of Directors and Stewart A. Bliss shall be permitted to attend those meetings of the Company's Board of Directors as they deem appropriate.

     SECTION 6.12 Employment Agreement. Parent shall execute and deliver to Richard D. Kinder an employment agreement substantially in the form attached as Exhibit B hereto (the "Employment Agreement"), such agreement to be effective as of the Effective Time. The Company shall use its best efforts to cause Richard
D. Kinder to enter into the Employment Agreement.

     SECTION 6.13 Governance Agreement. Parent shall execute and deliver to each of the other parties named therein a governance agreement substantially in the form attached as Exhibit C hereto (the "Governance Agreement"), such agreement to be effective as of the Effective Time. The Company shall use its best efforts to cause the persons named therein to enter into the Governance Agreement.

     SECTION 6.14 No Investment in Parent Common Stock. Prior to the Effective Time, the Company shall not acquire (directly or indirectly, beneficially or of record) any shares of Parent Common Stock (or any rights to acquire any such shares), except pursuant to this Agreement.

     SECTION 6.15 Bank Holding Company Act. At the request of First Union Corporation, the parties shall make appropriate provision to provide that First Union Corporation's holdings of capital stock of Parent are structured in such a way, including, if necessary, by providing a form of non-voting capital stock, so as not to result in a violation by First Union Corporation of the Bank Holding Company Act of 1956.

                                  ARTICLE VII

                                   CONDITIONS

     SECTION 7.1 Conditions to the Obligations of Each Party to Effect the Merger. The obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to

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effect the Merger, are subject to the satisfaction or, if permitted by applicable law, waiver of the following conditions:

          (a) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

          (b) Stockholder Approval. The issuance of shares of Parent Common Stock pursuant to the Merger shall have been approved by the requisite vote of the holders of the outstanding shares of Parent Common Stock. The Merger and this Agreement shall have been approved by the requisite vote of the holders of the outstanding shares of Company Common Stock.

          (c) No Injunction. No court of competent jurisdiction shall have issued or entered any order which is then in effect and has the effect of making any of the transactions contemplated by this Agreement, including the Merger, illegal, or otherwise prohibiting their consummation.

          (d) HSR Act. All applicable waiting periods (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (e) Consents and Approvals. All consents, authorizations, orders, permits and approvals of (or registrations, declarations or filings with) any Governmental Authorities in connection with the execution, delivery and performance of this Agreement shall have been obtained and made, except where the failure to obtain or make any such consents, authorizations, order, permit, approval, registration, declaration or filing would not result in a Parent Material Adverse Effect or a Company Material Adverse Effect.

          (f) Listing. The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NYSE subject to official notice of issuance.

          (g) 1935 Act. None of the holders of Company Common Stock shall, as a result of the Merger, become subject to registration regulation as a "holding company" under the 1935 Act and Parent shall not, as a result of the Merger, become subject to registration regulation as part of a "holding company system" under the 1935 Act.

     SECTION 7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver of the following further conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where any such failure or failures to be so true and correct (without regard to materiality or knowledge qualifiers contained therein), in the aggregate, would not have a Company Material Adverse Effect. Parent shall have received a certificate of the President of the Company to such effect.

          (b) Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Parent shall have received a certificate of the President of the Company to that effect.

          (c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred.

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          (d) Tax Opinion. Parent shall have received a written opinion of
     Skadden, Arps, Slate, Meagher & Flom LLP, dated as of the Closing Date, in form and substance reasonably satisfactory to it, substantially to the effect that, on the basis of representations of Parent and the Company contained in tax certificates that are customarily required in similar circumstances, the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code.

          (e) Required Consents. The Company Required Consents and the Company Required Statutory Approvals shall have been obtained at or prior to the Effective Time.

          (f) Employment Agreement. Richard D. Kinder shall have entered into the Employment Agreement with Parent.

          (g) Governance Agreement. The parties thereto shall have entered into the Governance Agreement with Parent.

          (h) Appraisal Rights. No holder of Company Common Stock shall have demanded appraisal pursuant to Section 262 of the DGCL.

     SECTION 7.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver of the following further conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date, except where any such failure or failures to be so true and correct (without regard to materiality or knowledge qualifiers contained therein), in the aggregate, would not have a Parent Material Adverse Effect. The Company shall have received a certificate of the Chief Executive Officers of Parent and Merger Sub to such effect.

          (b) Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate of the President of Parent and Merger Sub to that effect.

          (c) Parent Material Adverse Effect. No Parent Material Adverse Effect shall have occurred.

          (d) Tax Opinion. The Company shall have received a written opinion of Bracewell & Patterson, L.L.P., date as of the Closing Date, in form and substance reasonably satisfactory to it, substantially to the effect that, on the basis of representations of the Company and Parent contained in tax certificates that are customarily required in similar circumstances, the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code.

          (e) Required Consents. The Parent Required Consents and the Parent Required Statutory Approvals shall have been obtained at or prior to the Effective Time.

          (f) Parent Rights. The rights issued pursuant to the Parent Rights Agreement shall not have become non-redeemable, exercisable, distributed or triggered pursuant to the terms of such agreement. Parent shall have amended the Parent Rights Agreement in accordance with Section 3.15 hereof.

          (g) Employment Agreement. Parent shall have entered into the Employment Agreement with Richard D. Kinder.

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          (h) Governance Agreement. Parent shall have entered into the
     Governance Agreement.

          (i) Director Resignations; Bylaw Amendment. All of Parent's directors, other than those directors listed on Annex A to the Governance Agreement, shall have submitted their resignations from the Board of Directors, effective as of the Effective Time, and the Bylaws of Parent shall have been amended, effective as of the Effective Time, in compliance with
     Section 2.1 of the Governance Agreement.

                                  ARTICLE VIII

                                  TERMINATION

     SECTION 8.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

          (a) By the mutual consent of the Board of Directors of Parent and the Board of Directors of the Company.

          (b) By either of the Board of Directors of the Company or the Board of Directors of Parent:

             (i) if the Merger shall not have been consummated on or before December 31, 1999; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date; and provided, further, that such date shall be extended to March 31, 2000 if on December 31, 1999
        (x) any Parent Required Statutory Approval or Company Required Statutory Approval has not been obtained but is being diligently pursued and (y) all other conditions to the consummation of the transactions contemplated hereby are then capable of being satisfied; or

             (ii) if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), in each case, permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

             (iii) if any required approval of the stockholders of Parent for the issuance of shares of Parent Common Stock pursuant to the Merger shall not have been obtained at a duly held meeting of stockholders or at any adjournment thereof; provided, however, that the right to terminate under this Section 8.1(b)(iii) shall not be available to any party whose failure to fulfill any obligations under this Agreement has been the cause of, or resulted in, the failure of such approval to have been obtained; or

             (iv) if any required approval of the stockholders of the Company of the Merger and this Agreement shall not have been obtained at a duly held meeting of stockholders or at any adjournment thereof; provided, however, that the right to terminate under this Section 8.1(b)(iv) shall not be available to any party whose failure to fulfill any obligations under this Agreement has been the cause of, or resulted in, the failure of such approval to have been obtained.

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

          (c) By the Board of Directors of Parent:

             (i) if, prior to the Effective Time, the Board of Directors of Parent (or any committee thereof) shall have withdrawn, or modified or changed in a manner adverse to the Company, its approval or recommendation of the issuance of shares of Parent Common Stock pursuant to the Merger in order to approve and permit Parent to execute a definitive agreement providing for a Superior Proposal; provided that
        (A) at least 5 business days prior to terminating this Agreement pursuant to this Section 8.1(c)(i) Parent has provided the Company with written notice advising the Company that the Board of Directors of Parent has received a Superior Proposal that it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal and (B) Parent shall have caused its financial and legal advisors to negotiate in good faith with the Company to make such adjustments in the terms and conditions of this Agreement as would enable Parent to proceed with the transactions contemplated herein on such adjusted terms; and further provided that simultaneously with any termination of this Agreement pursuant to this Section 8.1(c)(i), Parent shall pay to the Company the Termination Fee (as defined in Section 8.3(b) hereof); and further provided that Parent may not terminate this Agreement pursuant to this
        Section 8.1(c)(i) if Parent is in material breach of this Agreement; or

             (ii) if, prior to the Effective Time, the Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or breaches its representations and warranties in any material respect, which breach cannot be or has not been cured within 30 days after the giving of written notice by Parent to the Company and which breach of a covenant, representation or warranty could reasonably be expected to result in a Company Material Adverse Effect; provided that Parent may not terminate this Agreement pursuant to this Section 8.1(c)(ii) if Parent is in material breach of this Agreement;

          (d) By the Board of Directors of the Company:

             (i) if, prior to the Effective Time, the Board of Directors of Parent (or any committee thereof) shall have (A) recommended a Parent Acquisition Proposal or offer (B) withdrawn, modified or changed in a manner adverse to the Company its approval or recommendation of the issuance of shares of Parent Common Stock pursuant to the Merger, (C) taken a position in accordance with the last sentence of Section 6.2(a) adverse to the Company, (D) executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of Parent, or a merger, consolidation or other business combination with a Person other than the Company, or (E) resolved to do any of the foregoing; provided that the Company may not terminate this Agreement pursuant to this
        Section 8.1(d)(i) if the Company is in material breach of this Agreement;

             (ii) if Parent breaches its agreements contained in the first two sentences of Section 6.2(a) or breaches in any material respect its agreements contained in Section 6.2(a) other than the first two sentences thereof; provided that the Company may not terminate this Agreement pursuant to this Section 8.1(d)(ii) if the Company is in material breach of this Agreement; or

             (iii) if, prior to the Effective Time, Parent breaches or fails in any material respect to perform or comply with any of its material covenants or agreements contained herein (other than Section 6.2(a)) or breaches its representations and warranties in any material respect,

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        which breach cannot be or has not been cured within 30 days after the giving of written notice by the Company to Parent and which breach of a covenant, representation or warranty could reasonably be expected to result in a Parent Material Adverse Effect; provided that the Company may not terminate this Agreement pursuant to this Section 8.1(d)(iii) if the Company is in material breach of this Agreement.

     SECTION 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1 hereof, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void, except as set forth in Section 9.1, and there shall be no liability on the part of the Parent or the Company except (a) for fraud and (b) as set forth in Section 8.3.

     SECTION 8.3 Fees and Expenses. (a) Except as contemplated by this Agreement, including Sections 8.3(b) and 8.3(c) hereof, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

     (b) If (v) the Board of Directors of Parent (or any committee thereof) shall terminate this Agreement pursuant to Section 8.1(c)(i) hereof, (w) the Board of Directors of the Company shall terminate this Agreement pursuant to
Section 8.1(d)(i) or Section 8.1(d)(ii), (x) the Board of Directors of the Company shall terminate this Agreement pursuant to Section 8.1(d)(iii) as a result of a willful breach by Parent, (y) either the Board of Directors of Parent or the Board of Directors of the Company shall terminate this Agreement pursuant to Section 8.1(b)(iii) and on or prior to the date of the Parent stockholders meeting an Alternative Transaction (as defined below) has been publicly announced, or (z) either the Board of Directors of Parent or the Board of Directors of the Company shall terminate this Agreement pursuant to Section 8.1(b)(iii) and on or prior to the date of the Parent stockholders meeting no Alternative Transaction has been publicly announced, Parent shall pay to the Company (not later than one business day after such termination of this Agreement or, in the case of any termination by the Company pursuant to Section 8.1(c)(i) hereof, simultaneously with such termination) an amount equal to (I) in the case of clauses (v), (w), (x) or (y), $45 million (the "Termination Fee") and (II) in the case of clause (z), $22.5 million. If the Board of Directors of the Company shall terminate this Agreement pursuant to Section 8.1(d)(iii) other than as a result of a willful breach by Parent, Parent shall promptly reimburse the Company for all actual, documented and reasonable out-of-pocket expenses incurred, or to be incurred by the Company (including the fees and expenses of legal counsel, accountants, financial advisors, other consultants, financial printers and financing sources) ("Expenses") in connection with the Merger and the consummation of the transactions contemplated by this Agreement, in an amount not to exceed $5 million in the aggregate. Under no circumstances shall Parent be required to pay more than one fee pursuant to this Section 8.3(b). "Alternative Transaction" means any of the following events: (i) the acquisition of Parent or any of its Subsidiaries by merger, tender offer or otherwise by any Person other than the Company or any of affiliate thereof (a "Third Party");
(ii) the acquisition by a Third Party of 30% or more of the Assets of Parent and its Subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 30% or more of the outstanding shares of Parent Common Stock; (iv) the adoption by Parent of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by Parent or any of its Subsidiaries of 30% or more of the outstanding shares of Parent Common Stock.

     (c) If the Board of Directors of the Parent shall terminate this Agreement pursuant to Section 8.1(c)(ii) as a result of a willful breach by the Company, the Company shall pay to Parent (not later than one business day after such termination of this Agreement) an amount equal to the Termination Fee. If the Board of Directors of Parent shall terminate this Agreement pursuant to

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

Section 8.1(c)(ii) other than as a result of a willful breach by the Company, the Company shall reimburse Parent for Expenses in connection with the Merger and the consummation of the transactions contemplated by this Agreement, in an amount not to exceed $5 million in the aggregate.

     (d) Parent and the Company agree that the agreements contained in Section 8.3(b) and (c) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If one party fails to promptly pay to the other any amounts due under such Section 8.3(b) and
(c), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on any unpaid amounts at the publicly announced prime rate of Citibank, N.A. from the date such amount was required to be paid.

                                   ARTICLE IX

                                 MISCELLANEOUS

     SECTION 9.1  Non-Survival of Representations, Warranties and
Agreements. The representations, warranties and agreements of each of the Company, Parent and Merger Sub set forth in this Agreement shall not survive following the Effective Time or the termination of this Agreement pursuant to
Section 8.1, as the case may be, other than Sections 6.3(b) and 8.3 hereof. Each party agrees that, except for the representations and warranties contained in this Agreement, or in any agreements attached hereto or any certificate delivered pursuant to this Agreement, no party has made any other representations and warranties, and each party hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives with respect to the execution and delivery of this Agreement or the transactions contemplated in this Agreement, notwithstanding the delivery or disclosure to any other party or any party's representatives of any documentation or other information with respect to any one or more of the foregoing.

     SECTION 9.2 Amendment. This Agreement may be amended prior to the Effective Time by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of any matters presented in connection with the Merger by the stockholders of Parent, but, after such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     SECTION 9.3 Extension; Waiver. At any time prior to the Effective Time, either party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

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     SECTION 9.4  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        if to the Company to:

           Kinder Morgan, Inc.
           1301 McKinney, Suite 3450
           Houston, Texas 77010
           Attn: Richard D. Kinder
           Fax: (713) 844-9570

        with a copy to:

           Bracewell & Patterson, L.L.P.
           South Tower Pennzoil Place
           711 Louisiana Street, Suite 2900
           Houston, Texas 77002-2781
           Attn: David Ronn, Esq.
           Fax: (713) 221-1212

        and

        if to Parent or Merger Sub, to:

           K N Energy, Inc.
           370 Van Gordon Street
           Phase II -- 4th Floor SE
           Lakewood, Colorado 80228-8304
           Attn: Stewart A. Bliss
           Fax: (303) 763-3315

          and a copy to:

           Skadden, Arps, Slate, Meagher & Flom LLP
           1440 New York Avenue, N.W.
           Washington, D.C. 20005-2111
           Attn: Michael P. Rogan, Esq.
           Fax: (202) 393-5760

     SECTION 9.5  Certain Definitions.

     "affiliate" shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.

     "Assets" shall mean, with respect to any Person, all properties, land, buildings, improvements, leasehold improvements, Fixtures and Equipment and other assets, real or personal, tangible or intangible, owned, leased or licensed by such Person or any of its Subsidiaries.

     "Company Material Adverse Effect" shall mean a material adverse change in or effect on the business, operations, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or any change that materially impairs or materially delays the ability of the Company to consummate the transactions contemplated by this Agreement; provided, that a Company Material Adverse Effect shall exclude any change or effect due to (i) United States or global economic condition or financial markets in general, (ii) changes in the international, national,

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regional or local wholesale or retail markets for natural gas or liquid hydrocarbons as a whole and (iii) rules, regulations or decisions of the FERC, the CPUC or any other regulatory body affecting the petroleum products pipelines industry as a whole.

     "Fixtures and Equipment" shall mean, with respect to any Person, all of the furniture, fixtures, furnishings, machinery and equipment owned, leased or licensed by such Person and located in, at or upon the facilities of such Person.

     "GAAP" shall mean generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

     "knowledge", the phrase "to the knowledge of Parent" or any similar phrase shall mean and be limited to the actual (but not constructive or imputed) knowledge of senior management of Parent without inquiry; the phrase "to the knowledge of the Company" or any similar phrase shall mean and be limited to the actual (but not constructive or imputed) knowledge of senior management of the Company, Kinder Morgan G.P., Inc. and Kinder Morgan Energy Partners, L.P. without inquiry.

     "Parent Material Adverse Effect" shall mean a material adverse change in or effect on the business, operations, assets, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or any change that materially impairs or materially delays the ability of Parent to consummate the transactions contemplated by this Agreement; provided, that a Parent Material Adverse Effect shall exclude any change or effect due to (i) United States or global economic condition or financial markets in general, (ii) changes in the international, national, regional or local wholesale or retail markets for natural gas, liquid hydrocarbons or electricity as a whole and (iii) rules, regulations or decisions of the FERC or any other regulatory body affecting the interstate natural gas transmission industry as a whole or the wholesale sale and transmission of electric power as a whole.

     "Permitted Encumbrances" shall mean any Encumbrances resulting from (i) all statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings for which adequate reserves are being maintained in accordance with GAAP; (ii) all cashiers', landlords', workers' and repairers' liens, and similar liens imposed by law, incurred in the ordinary course of business; (iii) all laws and governmental rules, regulations, ordinances and restrictions; (iv) all leases, subleases, licenses, concessions or service contracts to which any Person or any of its Subsidiaries is a party; (v) Encumbrances identified on title policies or preliminary title reports or other documents or writing delivered or made available for inspection to any Person prior to the date hereof or included in the public records; and (vi) all other liens and mortgages (but solely to the extent such liens and mortgages secure indebtedness described or referred to in the Parent Disclosure Schedule or the Company Disclosure Schedule, as applicable), covenants, imperfections in title, charges, easements, restrictions and other Encumbrances which, in the case of any such Encumbrances pursuant to clause (i) through (vi), do not materially detract from or materially interfere with the present use of the Asset subject thereto or affected thereby.

     "Person" shall mean any individual, corporation, partnership, limited liability company, joint, venture, governmental agency or instrumentality, or any other entity.

     "Stock Plan" shall mean any employee stock option, performance unit, stock purchase or similar plan of a Person or any of its Subsidiaries.

     "Stock Rights" shall mean any outstanding stock options, stock appreciation rights, limited stock appreciation rights, performance units, phantom stock and stock purchase rights of a Person.

     "Subsidiary" shall mean, with respect to any Person, (i) any corporation, partnership, joint venture or other organization, whether incorporated or unincorporated, of which such Person directly

                                     A-1-52
or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) any limited partnership of which such Person, or any Subsidiary of such Person, is the general partner and (iii) any general partnership of which such Person, or any Subsidiary of such Person, owns an interest in the revenues or profits of 50% or more. With respect to the Company, the definition of "Subsidiary" shall include, without limitation, Kinder Morgan G.P., Inc., Kinder Morgan Energy Partners, L.P., Kinder Morgan Operating L.P. "A," Kinder Morgan Operating L.P. "B," Kinder Morgan Operating L.P. "C," and Kinder Morgan Operating L.P. "D" and, in each case, any Subsidiaries thereof.

     "Tax" or "Taxes" includes all taxes, charges, fees, levies or other assessments imposed by any federal, state, local or foreign taxing authority, including, without limitation, all income, gross receipts, gains, profits, windfall profits, gift, severance, ad valorem, social security, employment, disability, unemployment, premium, recapture, credit, excise, property, sales, use, occupation, service, service use, leasing, leasing use, value added, transfer, payroll, withholding, estimated, license, stamp, franchise or similar taxes (including any interest earned thereon or penalties, additions or fines attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns and any interest in respect of such penalties, additions or fines).

     "Tax Return" includes any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction with respect to Taxes, including, without limitation, any supporting schedules or attachments and any amendments or claims for refund with respect thereto.

     "Thermo Agreements" shall mean (i) the Contribution Agreement, dated as of February 18, 1998, by and among Thermo LLC, a Colorado limited liability company, Thermo Ft. Lupton, L.P., a Colorado limited partnership, Thermo Investments Limited Partnership, a Colorado limited partnership, Crystal River Energy Company, a California corporation, James Monroe III, an individual, Curtis R. Jensen, an individual, Paul R. Steinway, an individual, and KN Cogeneration, Inc., a Colorado corporation; (ii) the Purchase Agreement, dated as of February 18, 1998, by and among James Monroe III, an individual, Thermo Greeley I, Inc., a Colorado corporation, and KN Thermo Acquisition, Inc., a Colorado corporation; (iii) the Master Joint Venture Agreement, dated as of February 18, 1998, by and among James Monroe III, an individual, Curtis R. Jensen, an individual, Paul Steinway, an individual, Thermo LLC, a Colorado limited liability company, and KN Cogeneration, a Colorado corporation; and (iv) the Transaction Modification Agreement, dated as of August 27, 1998, by and among Thermo LLC, a Colorado limited liability company, Thermo Ft. Lupton, L.P., a Colorado limited partnership, Thermo Investments Limited Partner ship, a Colorado limited partnership, Crystal River Energy Company, a California corporation, James Monroe III, an individual, James Monroe III, as trustee under that certain restated Declaration and Agreement of Trust dated August 10, 1997, originally dated January 1, 1997, Curtis R. Jensen, an individual, Thermo Greeley I, Inc., a Colorado corporation, KN Cogeneration, Inc., a Colorado corporation, and KN Thermo Acquisition, Inc., a Colorado corporation; and (v) any other Parent Contracts arising from or related to the relationship between the Company and its affiliates, on the one hand, and Thermo, LLC and its affiliates (including, the parties set forth in clauses (i) through (iv) above), on the other hand; including in each case any and all exhibits, attachments or amendments to the above referenced agreements.

     SECTION 9.6 Other Defined Terms. The following terms shall have the respective meanings given to such terms in the Sections set forth below:

                                     A-1-53

TERM                                                          SECTION
----                                                          --------
1935 Act....................................................       3.5
Agreement...................................................  Recitals
Alternative Transaction.....................................    8.3(b)
Blue Sky Laws...............................................    3.4(c)
Certificate of Merger.......................................       1.3
Certificates................................................    2.3(a)
Class A Common Stock........................................    2.1(b)
Class B Common Stock........................................    2.1(b)
Closing.....................................................       1.2
Closing Agreement...........................................    3.8(k)
Closing Date................................................       1.2
Code........................................................  Recitals
Company.....................................................  Recitals
Company Acquisition Proposal................................    6.2(b)
Company Benefit Plans.......................................   4.10(a)
Company Common Stock........................................    2.1(b)
Company Contracts...........................................      4.18
Company Disclosure Schedule.................................       4.1
Company Financial Statements................................       4.5
Company Required Consents...................................    4.4(b)
Company SEC Reports.........................................       4.5
Company Stockholders' Approval..............................      4.27
Confidentiality Agreement...................................    6.3(b)
Constituent Corporations....................................       1.4
CPUC........................................................    3.4(c)
DGCL........................................................  Recitals
DOJ.........................................................       6.5
Easements...................................................      3.23
Effective Time..............................................       1.3
Employment Agreement........................................      6.12
Encumbrances................................................       3.2
Environmental Permits.......................................      3.10
ERISA.......................................................    3.9(a)
Exchange Ratio..............................................    2.1(c)
Exchange Act................................................    3.4(c)
Expenses....................................................    8.3(c)
FERC........................................................       3.5
Form S-4....................................................      3.27
FTC.........................................................       6.5
Gas Act.....................................................       3.5
Governance Agreement........................................      6.13
Governmental Authority......................................    3.4(c)
HSR Act.....................................................    3.4(c)
Intellectual Property.......................................   3.26(b)
Interim Operating Committee.................................      6.11
IRS.........................................................    3.8(p)
Joint Proxy Statement.......................................      3.27
KGCC........................................................   3.12(b)

                                     A-1-54

TERM                                                          SECTION
----                                                          --------
Merger......................................................  Recitals
Merger Consideration........................................    2.1(c)
Merger Sub..................................................  Recitals
Net Parent Position.........................................      3.24
NGPA........................................................       3.5
NYSE........................................................       2.2
Parent......................................................  Recitals
Parent Acquisition Proposal.................................    6.2(a)
Parent Benefit Plans........................................    3.9(a)
Parent Class A Preferred Stock..............................       3.3
Parent Class B Preferred Stock..............................       3.3
Parent Common Stock.........................................    2.1(c)
Parent Contracts............................................      3.19
Parent Disclosure Schedule..................................       3.1
Parent Financial Statements.................................       3.5
Parent Financial Advisors...................................      3.13
Parent Required Consents....................................    3.4(b)
Parent Required Statutory Approvals.........................       3.4
Parent Rights Agreement.....................................      3.15
Parent SEC Reports..........................................       3.5
Parent Stockholders' Approval...............................   3.12(a)
Parent Trading Guidelines...................................      3.24
PBGC........................................................    3.9(e)
PEPS Units..................................................       3.3
Power Act...................................................       3.5
PURPA.......................................................   3.11(b)
Registration Statement......................................       4.8
SEC.........................................................       3.5
Securities Act..............................................    2.3(a)
Superior Proposal...........................................    6.2(a)
Surviving Corporation.......................................       1.1
Task Force..................................................      6.11
Tax Ruling..................................................    3.8(k)
Termination Fee.............................................    8.3(b)

     SECTION 9.7 Descriptive Headings. The descriptive headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 9.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

     SECTION 9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute a single agreement.

                                     A-1-55

     SECTION 9.10 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Confidentiality Agreement and the other agreements referred to herein or contemplated hereby, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (b) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     SECTION 9.11 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

     SECTION 9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

     SECTION 9.13 Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to any other available remedies, the other party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. In the event that any action should be brought in equity to enforce the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

     IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly signed as of the date first written above.

                                            K N ENERGY, INC.

                                            By: /s/ STEWART A. BLISS
                                              ----------------------------------
                                                Name: Stewart A. Bliss
                                                Title: Interim CEO

                                            ROCKIES MERGER CORP.

                                            By: /s/ STEWART A. BLISS
                                              ----------------------------------
                                                Name: Stewart A. Bliss
                                                Title: Vice President

                                            KINDER MORGAN, INC.

                                            By: /s/ WILLIAM V. MORGAN
                                              ----------------------------------
                                                Name: William V. Morgan
                                                Title: Vice Chairman and
                                                President

                                     A-1-56

                                                                       EXHIBIT A

                            FORM OF AFFILIATE LETTER

                                                                          [Date]

K N Energy, Inc.
370 Van Gordon Street
Phase II -- 4th Floor SE
Lakewood, Colorado 80228-8304

Ladies and Gentlemen:

     I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Kinder Morgan, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of July 8, 1999 (the "Merger Agreement"), among K N Energy, Inc., a Kansas corporation ("Parent"), Rockies Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, Merger Sub will be merged with and into the Company (the "Merger").

     As a result of the Merger, I may receive shares of Parent Common Stock (as defined in the Merger Agreement) (the "Merger Consideration") in exchange for shares of Company Common Stock (as defined in the Merger Agreement) owned by me.

     1. Compliance with the Act. I represent, warrant and covenant to Parent that in the event I receive any Merger Consideration as a result of the Merger:

          A. I shall not make any sale, transfer or other disposition of the Merger Consideration in violation of the Act or the Rules and Regulations.

          B. I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Merger Consideration to the extent I felt necessary, with my counsel or counsel for the Company.

          C. I have been advised that the issuance of Parent Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger is submitted for a vote of the stockholders of Company, I may be deemed to have been an affiliate of Company and the distribution by me of the Parent Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Parent Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or disposition is made in conformity with Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Parent, or pursuant to a "no action" letter obtained by the undersigned from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

     2. I understand that Parent is under no obligation to register the sale, transfer or other disposition of Parent Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

                                     A-1-57

     3. I also understand that stop transfer instructions will be given to Parent's transfer agent with respect to the Parent Common Stock issued to me and that there will be placed on the certificates for the Parent Common Stock issued to me or any substitutions therefor a legend stating in substance:

        "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

     4. I also understand that unless the transfer by me of my Parent Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to my transferee:

        "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

          It is understood and agreed that the legends set forth in paragraph 3 and 4 above will be removed by delivery of substituted certificates without such legend if such legend is not required for purposes of the Act or this letter agreement. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) one year shall have elapsed from the date the undersigned acquired Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the Parent Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then available to the undersigned, or
     (iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a "no action" letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

     5. Certain Tax Matters. The undersigned does not intend to take a position on any federal or state income tax return that is inconsistent with the treatment of the Merger as a tax-free reorganization for federal or state income tax purposes.

                                     A-1-58

     Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                            Very truly yours,

                                            Name:
                                            ------------------------------------

Accepted this     day of
               , 1999 by

K N ENERGY, INC.

By:
------------------------------------

Name:
------------------------------------

Title:
------------------------------------



                                     A-1-59

                                                                       ANNEX A-2


                                FIRST AMENDMENT
                                     TO THE
                          AGREEMENT AND PLAN OF MERGER


     This First Amendment to the Agreement and Plan of Merger (this "First Amendment"), dated as of August 20, 1999, by and among K N Energy, Inc., a Kansas corporation ("Parent"), Rockies Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), and Kinder Morgan, Inc., a Delaware corporation (the "Company").

     WHEREAS, the parties hereto are also parties to that certain Agreement and Plan of Merger, dated as of July 8, 1999 (the "Merger Agreement");

     WHEREAS, the parties hereto desire to amend the Merger Agreement to reflect the parties' agreement as to the form of an employment agreement to be entered into by and between Parent and Richard D. Kinder; and

     WHEREAS, the parties hereto desire to amend the Merger Agreement to reflect the parties' agreement as to the form of governance agreements to be entered into by and between (i) Parent and Richard D. Kinder and (ii) Parent and Morgan Associates, Inc., a Kansas corporation wholly-owned by William V. Morgan.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this First Amendment and the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Merger Agreement.

     2. Section 6.12 of the Merger Agreement is hereby amended and restated as follows:

          SECTION 6.12 Employment Agreement. Parent shall execute and deliver to Richard D. Kinder an employment agreement substantially in the form attached as Amended Exhibit B hereto (the "Employment Agreement"), such agreement to be effective as of the Effective Time. The Company shall use its best efforts to cause Richard D. Kinder to enter into the Employment Agreement.

     3. Section 6.13 of the Merger Agreement is hereby amended and restated as follows:

          SECTION 6.13  Governance Agreements. Parent shall execute and deliver:
     (i) a governance agreement substantially in the form attached as Exhibit C-1 hereto (the "Kinder Governance Agreement") to Richard D. Kinder and
     (ii) a governance agreement substantially in the form attached as Exhibit C-2 hereto (the "Morgan Governance Agreement") to Morgan Associates, Inc., each such agreement to be effective as of the Effective Time. The Kinder Governance

                                      A-2-1

     Agreement and the Morgan Governance Agreement may be referred to collectively herein as the "Governance Agreements." The Company shall use its best efforts to cause Richard D. Kinder and Morgan Associates, Inc. to enter into the Kinder Governance Agreement and the Morgan Governance Agreement, respectively.

     4. Section 7.2(g) of the Merger Agreement is hereby amended and restated as follows:

          (g) Governance Agreements. Richard D. Kinder shall have entered into the Kinder Governance Agreement with Parent and Morgan Associates, Inc. shall have entered into the Morgan Governance Agreement with Parent.

     5. Section 7.3(h) of the Merger Agreement is hereby amended and restated as follows:

          (h) Governance Agreements. Parent shall have entered into (i) the Kinder Governance Agreement with Richard D. Kinder and (ii) the Morgan Governance Agreement with Morgan Associates, Inc.

     6. Section 7.3(i) of the Merger Agreement is hereby amended and restated as follows:

          (i) Director Resignations; Bylaw Amendment. All of Parent's directors, other than those directors listed on Annex A to each of the Governance Agreements, shall have submitted their resignations from the Board of Directors, effective as of the Effective Time, and the bylaws of Parent shall have been amended, effective as of the Effective Time, in compliance with Section 2.1 of each of the Governance Agreements.

     7. Exhibit B to the Merger Agreement shall be deleted and replaced in its entirety with Amended Exhibit B attached hereto.

     8. Exhibit C to the Merger Agreement shall be deleted and replaced in its entirety with Exhibit C-1 and Exhibit C-2 attached hereto.

     9. Except where inconsistent with the express terms of this First Amendment, all provisions of the Merger Agreement as originally entered into shall remain in full force and effect.

                            [SIGNATURE PAGES FOLLOW]

                                      A-2-2

     IN WITNESS WHEREOF, each of the undersigned has caused this First Amendment to be duly signed as of the date first written above.

                                            K N ENERGY, INC.

                                            By:    /s/ STEWART A. BLISS
                                              ----------------------------------
                                                Name: Stewart A. Bliss
                                                Title: CEO

                                            ROCKIES MERGER CORP.

                                            By:    /s/ STEWART A. BLISS
                                              ----------------------------------
                                                Name: Stewart A. Bliss
                                                Title: Vice President

                                            KINDER MORGAN, INC.

                                            By:    /s/ RICHARD D. KINDER
                                              ----------------------------------
                                                Name: Richard D. Kinder
                                                Title: Chairman and Chief
                                                Executive Officer



                                      A-2-3

                                                               AMENDED EXHIBIT B

                              EMPLOYMENT AGREEMENT

     This Agreement (the "Agreement") is made and entered into
on               , 1999 (the "Effective Date"), between K N Energy, Inc., (the
"Company"), a Kansas corporation, and Richard D. Kinder, a resident of Texas ("Employee").

     WHEREAS, the Company, Kinder Morgan, Inc. and Rockies Merger Corp. have entered into an Agreement and Plan of Merger, dated as of July 8, 1999, whereby Rockies Merger Corp. will be merged with and into Kinder Morgan, Inc. (the "Merger");

     WHEREAS, the Company desires to retain Employee under the terms and conditions set forth herein and Employee has agreed to be so employed;

     NOW THEREFORE BE IT RESOLVED, in consideration for the mutual promises and covenants contained herein, the parties hereto agree as follows:

     1. Agreement to Employ. The Company hereby employs Employee and Employee hereby accepts employment upon the terms and conditions hereinafter set forth. Employee will initially serve as the Chief Executive Officer of the Company and will perform such other duties as may be designated or assigned to him from time to time by the Company's Board of Directors and which are consistent with the executive-level responsibilities currently assigned to Employee. During the term or any extension hereof of this Agreement, Employee shall serve as the chairman of the Company's Board of Directors. Employee agrees to devote substantially all of his time to the discharge of the affairs of the Company and its subsidiaries; but, the Company acknowledges that Employee has outside business interests and agrees that Employee may devote a portion of his time and attention to such business interests provided such business interests do not interfere with Employee's performance of his duties hereunder.

     2. Compensation.

          a. Salary and Bonus. For all services to be rendered by Employee, the Company shall pay Employee a salary at the rate of $1.00 per year, subject to adjustment as set forth herein, on December 31 of each year. If during the term of this Agreement, Employee's salary exceeds one dollar per year such salary shall be paid in installments on equal frequency to the Company's standard payroll practices. Salary payments shall be subject to withholding and other applicable taxes (e.g., federal and state withholding, FICA, earnings tax, etc.). The amount of salary due to Employee under this Agreement for any period of time less than one (1) month shall be prorated, based upon the number of days worked by Employee. In addition to a salary, Employee shall be paid bonuses in such amounts as determined by the Company's Board of Directors and any applicable Company plan.

          b. Salary Adjustments. The salary payable to Employee hereunder will be adjusted on each anniversary of the Effective Date, by an increase in an amount determined by the Company's Board of Directors, if any. The Company will notify Employee each year of the increase, if any, in Employee's salary for that year.

     3. Term. This Agreement shall be for a term commencing on the Effective Date and continuing for an initial term of three (3) years. The term of this Agreement shall be extended on each anniversary of the Effective Date for an additional one (1) year period, such that as of each

                                      A-2-4
anniversary of the Effective Date, there shall be three (3) years remaining in the term of this Agreement.

     4. Personnel Policies and Employee Benefits. The general personnel policies of the Company will apply to Employee with the same force and effect as to any other employee of the Company, except to the extent such general personnel policies are inconsistent with the terms and provisions of this Agreement, in which event, the terms and provisions of this Agreement shall control. Such personnel policies shall include Employee's eligibility for employee benefits, if any, such as insurance of any kind, including life, medical and disability insurance, and similar employee benefits as the Board of Directors of the Company determines, in its sole discretion, from time to time. In the event that the Company's general personnel policies provide benefits or compensation to the Company's employees such as vacation, and Employee is given a similar or comparable benefit pursuant to this Agreement, the benefit shall not be cumulative and Employee shall be entitled only to the benefits conferred by this Agreement.

     5. Termination of Employment by the Company.

          a. Without Cause. The Company may terminate Employee's employment under this Agreement at any time without Cause (as defined herein below); provided, however, that in such event, the Company shall pay Severance Benefits (as defined herein below) to Employee within ten days of Employee's termination.

          b. With Cause. The Company may terminate Employee's employment under this Agreement at any time for Cause (as defined herein below) effective immediately upon Notice of Termination. In the event the Company terminates this Agreement for Cause on the part of Employee, Employee shall receive salary for the period to the date of his termination, but the Company shall not be obligated to pay any salary or other compensation for any period of time after such termination. Employee shall not be entitled to receive severance pay from the Company if his employment is terminated for Cause. For purposes of this Agreement, "Cause" shall mean the occurrence of any of the following events:

             (i) A Grand Jury indictment or a prosecutorial information (or any procedurally equivalent action) charging Employee with illegal or fraudulent acts, criminal conduct or willful misconduct whether or not relating to the activities of the Company;

             (ii) A Grand Jury indictment or a prosecutorial information (or any procedurally equivalent action) charging Employee with any criminal acts involving moral turpitude whether or not having a material adverse effect upon the Company;

             (iii) Grossly negligent failure by Employee to perform his duties in a manner which he knows, or has reason to know, to be in the Company's best interests;

             (iv) Bad faith refusal by Employee to carry out reasonable instructions of the Board not inconsistent with the provisions of this Agreement; or

             (v) Material violation by the Employee of any of the terms of this Agreement.

          c. Death. If Employee dies during the term of this Agreement, within 10 days of such death the Company shall pay to Employee's estate an amount equal to the greater of Employee's annual salary or $750,000 as severance pay. Once such severance pay is received by Employee's estate this Agreement shall terminate.

          d. Disability. The Company may terminate Employee's employment under this Agreement at any time effective immediately upon written Notice of Termination if Employee becomes

                                      A-2-5

     "totally and permanently disabled" (as defined herein below) so as to preclude Employee from performing his duties hereunder. If so terminated, Employee shall be entitled to receive: (i) the amount of any insurance proceeds payable to Employee under disability insurance policies, if any, then maintained for Employee's (and not the Company's) benefit; and (ii) the greater of his salary or an annual amount of $750,000 through the effective date of termination of employment. Employee shall be deemed to be "totally and permanently disabled" (x) if Employee provides written acknowledgment thereof (or if Employee is unable to give such acknowledgment, it is provided by any adult member of his family), (y) a qualified independent physician selected by the Company shall have provided his opinion that Employee either (1) is permanently disabled, or (2) is incapable of resuming substantially full performance of his duties for the Company for a period of at least six (6) months, or (z) Employee refuses to submit to an examination by an independent physician selected by the Company for purposes of determining whether a total and permanent disability has occurred.

     6. Termination of Employment by Employee.

     a. Employee shall have the right to terminate his employment at any time by providing at least thirty (30) days prior written notice of termination to the Company. Following such termination, Employee shall receive salary for the period through the date of termination, but the Company shall not be obligated to pay any salary or compensation (including severance pay) for any period of time after such termination.

     b. If Employee is subject to a Change in Duties as defined herein below, at Employee's option Employee may elect to immediately terminate this Agreement and receive Severance Benefits (as hereinafter defined) within ten days after termination.

     "Change in Duties" shall mean, without Employee's written consent, the occurrence of any one or more of the following:

          i. A significant reduction in the nature, scope of authority or duties of Employee from those applicable to him immediately prior to such reduction;

          ii. A substantial reduction in Employee's existing annual base salary or bonus opportunity under any applicable bonus or incentive compensation plan from that provided to him immediately prior to such reduction;

          iii. Receipt of employee benefits (including but not limited to medical, dental, life insurance, accidental death and dismemberment, and long-term disability plans) and perquisites by Employee that are materially inconsistent with the employee benefits and perquisites provided by the Company to executives with comparable duties immediately prior to such receipt; or

          iv. A substantial change in the location of Employee's principal place of employment by the Company by more than 50 miles from the location where he is then principally employed.

     7. Notice of Termination. Any termination of Employee's employment by the Company pursuant to Section 5 or by Employee pursuant to Section 6 shall be communicated by written Notice of Termination to the other party hereto. Said Notice shall be deemed to have been duly

                                      A-2-6
given when delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed as follows:

        If to the Company:

           K N Energy, Inc.
           370 Van Gordon Street
           Lakewood, Colorado
           Attention: President

        If to the Employee:

           Richard D. Kinder
           1301 McKinney, Suite 3400
           Houston, Texas 77010

or at such other address as either party may designate in writing to the other.

     8. Company Property; Confidentiality. Upon termination of this Agreement for any reason whatsoever, Employee shall immediately deliver to the Company any and all confidential, proprietary or other property, tangible or intangible, of the Company. Employee agrees to maintain the confidentiality of all trade secrets and proprietary and confidential information (collectively, the "Confidential Information") of the Company, both during and subsequent to any periods of employment with the Company, and Employee will not, without express written authorization by the Company, directly or indirectly reveal or cause or allow to be revealed any such Confidential Information to any person other than to the Company's employees who are authorized to receive such Confidential Information in order to perform their duties for the Company, nor will Employee use any such Confidential Information to the detriment of the Company or other than in the course of his employment with the Company.

     9. Intellectual Property. Any interest in patents, patent applications, inventions, copyrights, developments and processes ("Inventions") which Employee now or hereafter during the period Employee is employed by the Company may own or develop relating to the fields in which the Company may then be engaged shall belong to the Company; and forthwith upon request of the Company, Employee shall execute all assignments and other documents and take all such other action as the Company may reasonably request in order to vest in the Company all his right, title and interest in and to the Inventions free and clear of all liens, charges and encumbrances.

     10. Key-Man Life Insurance. If requested by the Company, Employee shall submit to such physical examinations and otherwise take such actions and execute and deliver such documents as may be reasonably necessary to enable the Company, at its expense and for its own benefit, to obtain life insurance on the life of the Employee. The disposition of the proceeds of such policy shall be in the sole discretion of the Company.

     11. Severance Benefits. Severance Benefits include the following:

          a. A lump sum cash payment in an amount equal to three times the aggregate of (x) the greater of (i) Employee's current base salary or (ii) $750,000 and (y) the greater of (i) the amount of any cash incentive bonus to be paid to Employee pursuant to any applicable Company plan based on the maximum of the current year's target or (ii) Employee's aggregate cash bonus paid with regard to the Company's prior fiscal year.

          b. Employee shall be entitled to continue the medical, dental, life insurance and accidental death and dismemberment coverages provided by the Company to its active employees for up to

                                      A-2-7

     36 months. Such benefit rights shall apply only to those medical, dental, life insurance and accidental death and dismemberment coverages provided by the Company to its active employees which the Company has in effect from time to time for active employees. Medical, dental, life insurance and accidental death and dismemberment coverages provided by the Company to its active employees shall immediately end upon Employee's obtainment of new employment and eligibility for reasonably comparable medical, dental, life insurance and accidental death and dismemberment coverages provided by the Company to its then active employees (with Employee being obligated hereunder to promptly report such eligibility to the Company). Nothing herein shall be deemed to adversely affect in any way the additional rights, after consideration of this extension period, of Employee and his eligible dependents to health care continuation coverage as required pursuant to Part 6 of Title I of the Employee Retirement Income Security Act of 1974, as amended.

          c. The severance payments under this Agreement shall be paid to Employee on or before the 10th business day after the last day of Employee's employment with the Company. Any severance benefits paid pursuant to this Paragraph will be deemed to be a severance payment and not compensation for purposes of determining benefits under the Company's qualified plans and shall be subject to any required tax withholding.

          d. Notwithstanding anything to the contrary in this or any other agreement, upon a termination of Employee's employment under Section 5 (other than Section 5b), Employee's stock options, restricted stock, and other stock awards granted and outstanding under all K N Energy, Inc. or subsidiary stock plans shall become immediately exercisable and all restrictions thereon shall be removed.

     12. Certain Additional Payments by the Company. Notwithstanding anything to the contrary in this Agreement, in the event that any payment or distribution by the Company to or for the benefit of Employee, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the "Excise Tax"), the Company shall pay to Employee an additional payment (a "Gross-up Payment") in an amount such that after payment by Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed on any Gross-up Payment, Employee retains an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payments. The Company and Employee shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment. Employee shall notify the Company immediately in writing of any claim by the Internal Revenue Service which, if successful, would require the Company to make a Gross-up Payment (or a Gross-up Payment in excess of that, if any, initially determined by the Company and Employee) within five days of the receipt of such claim. The Company shall notify Employee in writing at least five days prior to the due date of any response required with respect to such claim if it plans to contest the claim. If the Company decides to contest such claim, Employee shall cooperate fully with the Company in such action; provided, however, the Company shall bear and pay directly or indirectly all costs and expenses (including additional interest and penalties) incurred in connection with such action and shall indemnify and hold Employee harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of the Company's action. If, as a result of the Company's action with respect to a claim, Employee receives a refund of any amount paid by the Company with respect to such claim, Employee shall promptly pay such refund to the Company. If the Company fails to timely notify Employee whether it will contest such claim or the Company determines not to

                                      A-2-8
contest such claim, then the Company shall immediately pay to Employee the portion of such claim, if any, which it has not previously paid to Employee.

     13. Restrictive Covenant.

     a. Non-Competition. Employee agrees that while he remains in the employ of the Company and for a period of twelve (12) months following termination of such employment with cause pursuant to Section 5b or by Employee pursuant to Section 6a, Employee will not anywhere in the United States, directly or indirectly, own, manage, operate, join, contract or participate in the ownership, management or control of or be employed by or be connected in any manner with any business which is or may be competitive in any manner to the business engaged in as of the date of such termination by the Company or any partnership in which the Company is a general partner or any of the direct or indirect subsidiaries or affiliates of such partnerships, (collectively, excluding the Company, the "Company Affiliates"). Notwithstanding the foregoing, both during and subsequent to his employment with the Company, Employee may: (i) own up to five percent (5%) of the outstanding equity securities of any corporation, partnership or other business which is listed upon a national stock exchange or traded in the over-the-counter market, and (ii) continue his ownership, management, operation, control and other participation with those businesses in which Employee is involved as of the Effective Date and any additional businesses or opportunities which have been approved by the Board of Directors of the Company or its Conflicts and Audit Committee (or other appropriate committee of the Board of Directors).

     b. Reformation. In the event any restriction contained in Section 13a should be considered by any court of competent jurisdiction to be unenforceable because it is unreasonable either in length of time or area to which said restriction applies, it is the intent of the parties hereto that said court reduce and reform the provisions thereof so as to apply to limits considered enforceable by said court.

     c. Specific Performance. Recognizing that irreparable damage will result to the Company and/or the Company Affiliates in the event of breach of the covenants and assurances of Section 13a by Employee, the Company and/or the Company Affiliates shall be entitled to an injunction to be issued by any court of competent jurisdiction enjoining and restraining Employee and each and every person, firm, company, corporation, partnership or other entity acting in concert or participating with Employee from the continuation of such breach, and in addition thereto, Employee shall pay to the Company and the Company Affiliates all ascertainable damages, including costs and reasonable attorneys' fees and expenses, sustained by the Company and the Company Affiliates by reason of the breach of said covenants and assurances.

     14. Expense Reimbursement. Employee shall be reimbursed by the Company for the reasonable and necessary business expenses incurred by Employee in the discharge of his duties, subject to the Company's standard policies and procedures related to expense reimbursement and approval thereof.

     15. Waiver. Failure of either party to demand strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment by either party of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

     16. Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

     17. Governing Law; Binding Effect. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to its principal of conflicts law, and shall be binding upon the parties hereto, their heirs, executors, administrators, successors and assigns.

                                      A-2-9

     18. Entire and Final Agreement. This Agreement shall supersede any and all agreements of employment, oral or written (including correspondence, memoranda, term sheets, etc.), heretofore existing and contains the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified orally, but only by an agreement in writing, signed by the party against whom the enforcement of any waiver, change, modification, extension or discharge is sought.

     19. Assignment. This Agreement is not assignable by any party hereto without the written consent of the other parties hereto.

     20. Section Headings. The section headings contained in this Agreement are inserted for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf and Employee has hereunto set his hand the day and year first above written.

EMPLOYEE:                                        COMPANY:
                                                 K N ENERGY, INC.

                                                 By:
------------------------------------------       ------------------------------------------
            Richard D. Kinder
                                                 Name:
                                                 ------------------------------------------

                                                 Title:
                                                 ------------------------------------------

                                     A-2-10

                                                                     EXHIBIT C-1

                              GOVERNANCE AGREEMENT

                                    BETWEEN

                                K N ENERGY, INC.

                                      AND

                               RICHARD D. KINDER

                                  DATED AS OF

                                           , 1999

                                     A-2-11

                              GOVERNANCE AGREEMENT

     THIS GOVERNANCE AGREEMENT (this "Agreement"), dated as of           , 1999,
is entered into by and between K N Energy, Inc., a Kansas corporation (the "Company"), and Richard D. Kinder, an individual ("Kinder").

     WHEREAS, the Company, Rockies Merger Corp., Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), and Kinder Morgan, Inc., a Delaware corporation ("KM Inc."), have entered into an Agreement and Plan of Merger, dated as of July 8, 1999 (as amended, the "Merger Agreement"), pursuant to which Merger Sub will merge with and into KM Inc. on the terms and conditions set forth therein (the "Merger"); and

     WHEREAS, Kinder Beneficially Owns (as defined herein) approximately 59% of KM Inc., and after giving effect to the Merger, Kinder will Beneficially Own approximately 21.7% of the Company; and

     WHEREAS, as a condition to the willingness of the Company and KM Inc., respectively, to enter into the Merger Agreement, and each party, in order to induce the other to enter into such agreement, has agreed to execute and deliver, or cause to be executed and delivered, this Agreement concurrently with the Closing under the Merger Agreement (the "Merger Closing"); and

     WHEREAS, the Company and Kinder desire to establish in this Agreement certain terms and conditions concerning the corporate governance of the Company after the Merger Closing; and

     WHEREAS, the Company and Kinder also desire to establish in this Agreement certain terms and conditions concerning the acquisition and disposition of securities of the Company by Kinder.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

     "Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

     "Associate" has the meaning set forth in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement.

     "Beneficial Ownership" and any derivative thereto has the meaning set forth in Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement.

     "Board" means the Board of Directors of the Company.

     "Broad Distribution" means a distribution of Voting Securities that, to the knowledge, after due inquiry, of the Person on whose behalf such distribution is being made, will not result in the acquisition by any other Person of any such Voting Securities to the extent that, after giving effect to such acquisition, such acquiring Person would hold in excess of the greater of (x) 5% of the Total Voting Power of the Company or (y) if such acquiring Person is an institutional investor eligible to

                                     A-2-12
file a Statement on Schedule 13G (or any successor form) with respect to its investment in the Company, 7% of the Total Voting Power of the Company.

     "Buyout Transaction" means a tender offer, merger, sale of all or substantially all of the Company's assets or any similar transaction involving the Company or any of its Subsidiaries, on the one hand, and Kinder or Morgan Associates or any Affiliate of Kinder or Morgan Associates, on the other, that offers each holder of Voting Securities (other than, if applicable, the Person proposing such transaction) the opportunity to dispose of all Voting Securities Beneficially Owned by such holder.

     "Closing" shall have the meaning set forth in Section 1.2 of the Merger Agreement.

     "Common Stock" means the common stock, par value $5.00 per share, of the Company.

     "Company" has the meaning set forth in the recitals to this Agreement.

     "Control" has the meaning specified in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement.

     "Exchange Act" means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Governmental Entity" means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

     "Group" has the meaning set forth in Section 13(d) of the Exchange Act as in effect on the date of this Agreement.

     "Independent Director" means a director of the Company who (i) is in fact independent; (ii) is not (apart from such directorship) an officer, Affiliate, employee, principal stockholder or partner of KM Inc., Kinder or Morgan Associates, as applicable, or any Affiliate of KM Inc., Kinder or Morgan Associates; and (iii) is deemed independent under New York Stock Exchange Rule 303 in effect on the date of this Agreement.

     "Kinder Directors" means Kinder Nominees who are elected or appointed to serve as members of the Board in accordance with this Agreement.

     "Kinder Nominees" means such Persons as are so designated by Kinder, as such designations may change from time to time in accordance with this Agreement, to serve as members of the Board pursuant to Section 2.3 hereof.

     "KM Inc." has the meaning set forth in the recitals to this Agreement.

     "Maximum Ownership Percentage" shall mean 34.9%.

     "Merger" has the meaning set forth in the recitals to this Agreement.

     "Merger Agreement" has the meaning set forth in the recitals to this Agreement.

     "Merger Closing" has the meaning set forth in the recitals to this Agreement.

     "Merger Sub" has the meaning set forth in the recitals to this Agreement.

     "Morgan Associates" means Morgan Associates, Inc., a Kansas corporation wholly-owned by William V. Morgan.

                                     A-2-13

     "Morgan Governance Agreement" means that certain Governance Agreement,
dated as of                  , 1999 entered into by and between the Company and
Morgan Associates.

     "Other Holders" means the holders of the Other Shares.

     "Other Shares" means Voting Securities not Beneficially Owned by Kinder.

     "Person" means any individual, group, corporation, firm, partnership, limited liability company, joint venture, trust, business association, organization, Governmental Entity or other entity.

     "SEC" means the Securities and Exchange Commission or any successor Governmental Entity.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Stockholder Vote" means as to any matter to be presented to the holders of Voting Securities, a vote at a duly called and held annual or special meeting of the holders of Voting Securities entitled to vote on such matter.

     "Subsidiary" means, with respect to any Person, as of any date of determination, any other Person as to which such Person owns, directly or indirectly, or otherwise controls, more than 50% of the voting shares or other similar interests.

     "Third Party Offer" means a bona fide offer to enter into a tender offer, merger, sale of all or substantially all of the Company's assets or any similar transaction involving the Company by a Person other than Kinder or Morgan Associates, an Affiliate of Kinder or Morgan Associates or any Person acting on behalf of Kinder or Morgan Associates or any Affiliate of Kinder or Morgan Associates.

     "Total Voting Power of the Company" means the total number of votes that may be cast in the election of directors of the Company if all Voting Securities outstanding or treated as outstanding pursuant to the final sentence of this definition were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power of the Company Beneficially Owned by any Person is the percentage of the Total Voting Power of the Company that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities Beneficially Owned by such Person. In calculating such percentage, the Voting Securities Beneficially Owned by any Person that are not outstanding but are then subject to immediate issuance upon exercise or exchange of rights of conversion or any options, warrants or other rights (the "Rights") Beneficially Owned by such Person shall be deemed to be outstanding for the purpose of computing the percentage of the Total Voting Power represented by Voting Securities Beneficially Owned by such Person, but any Rights Beneficially Owned by any other Person shall not be deemed to be outstanding for purpose of computing the percentage of the Total Voting Power represented by Voting Securities Beneficially Owned by the Person with respect to whom the calculation is being performed.

     "Voting Securities" means Common Stock and any other securities of the Company or any Subsidiary of the Company entitled to vote generally in the election of directors of the Company or such Subsidiary of the Company.

                                   ARTICLE II

                              CORPORATE GOVERNANCE

     SECTION 2.1 Board of Directors. Upon the effectiveness of the resignation of those current members of the Company's Board who are not designated in Annex A hereof and in anticipation of such resignations, the Company shall cause the Board to (i) amend the Bylaws of the Company to decrease the number of Board members from fifteen (15) to ten (10) and (ii) fill three (3) of the

                                     A-2-14
four (4) vacancies on the Company's Board with the Kinder Directors listed in Annex A hereof such that effective as of the Closing, the Board shall consist of ten (10) members, three (3) of whom shall be Kinder Directors. Effective as of the Closing, the Board members of the Company and their respective classes shall be as indicated in Annex A hereto.

     SECTION 2.2 Independent Directors. Until the termination of this Agreement as provided in Article V hereof, the total number of Independent Directors shall at all times constitute a majority of the Board.

     SECTION 2.3 Board Representation of Kinder. The parties hereto shall exercise all authority under applicable law to cause any slate of directors presented to the stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in the Board consisting of three (3) Kinder Directors.

     SECTION 2.4 Designation of Slate. Any Kinder Nominees that are included in a slate of directors pursuant to Section 2.3 shall be designated by Kinder, and any non-Kinder Nominees that are to be included in any slate of directors shall be designated in accordance with the Bylaws of the Company or the provisions of the Morgan Governance Agreement, as applicable. The Company's nominating committee shall nominate each person so designated.

     SECTION 2.5 Resignations and Replacements. If at any time a member of the Board resigns or is removed, a new member shall be designated to replace such member until the next election of directors. If, consistent with Section 2.3, the replacement director is to be a Kinder Director, Kinder shall designate the replacement Kinder Director.

     SECTION 2.6 Solicitation and Voting of Shares. (a) The Company shall use reasonable efforts to solicit from the stockholders of the Company eligible to vote for the election of directors proxies in favor of the Board nominees selected in accordance with Section 2.3 and 2.4.

     (b) In any election of directors, Kinder will vote or execute a written consent with respect to all Voting Securities as to which he is entitled to vote or execute a written consent for all nominees in accordance with the provisions of Section 2.3 and 2.4. In addition, Kinder agrees that neither he nor any of his Affiliates will vote, or act by written consent with respect to any Voting Securities, in favor of any amendment of the Company's Restated Articles of Incorporation or Bylaws which would be inconsistent with the governance provisions contained in this Agreement.

                                  ARTICLE III

                                   STANDSTILL

     SECTION 3.1 Standstill. (a) Except as otherwise expressly provided in this Agreement (including this Section 3.1, Section 3.2 or Section 3.3) or as specifically approved by a majority of the Independent Directors, Kinder shall not, directly or indirectly: (i) by purchase or otherwise, acquire, agree to acquire or offer to acquire Beneficial Ownership of any Voting Securities or direct or indirect rights or options to Beneficially Own Voting Securities (including any voting trust certificates representing such securities) if after such acquisition the number of Voting Securities then Beneficially Owned by Kinder would exceed the Maximum Ownership Percentage of the then outstanding number of Voting Securities of the Company; (ii) enter into, propose to enter into, solicit or support any merger or business combination or similar transaction involving the Company or any of its Subsidiaries, on the one hand, and Kinder or Morgan Associates or any Affiliate of Kinder or Morgan Associates, on the other, or purchase, acquire, propose to purchase or acquire or solicit or support the purchase or acquisition of any portion of the business or assets of the Company or any of

                                     A-2-15
its Subsidiaries by Kinder or Morgan Associates or by any Affiliate of Kinder or Morgan Associates; (iii) form, join or in any way participate in a Group (other than a Group that may be formed in the future consisting solely of Kinder and Morgan Associates) formed for the purpose of acquiring, holding, voting or disposing of or taking any other action with respect to Voting Securities that would be required under Section 13(d) of the Exchange Act to file a Statement on
Schedule 13D with respect to such Voting Securities if the Group would Beneficially Own more than the Maximum Ownership Percentage of the then outstanding number of Voting Securities of the Company; (iv) deposit any Voting Securities in a voting trust or enter into any voting agreement or arrangement with respect thereto (other than this Agreement) which would entitle any Person to Control more than the Maximum Ownership Percentage of the Total Voting Power of the Company; (v) take any action challenging the validity or enforceability of the foregoing or which would be inconsistent with the foregoing; or (vi) assist, advise, encourage or negotiate with any Person with respect to, or seek to do, any of the foregoing.

     (b) Nothing in this Agreement shall (i) prohibit or restrict Kinder from responding to any inquiries from any stockholders of the Company as to Kinder's intention with respect to the voting of any Voting Securities Beneficially Owned by him so long as such response is consistent with the terms of this Agreement;
(ii) restrict the right of each Kinder Director on the Board or any committee thereof to vote on any matter as such individual believes appropriate in light of his or her duties as a director or committee member or the manner in which a Kinder Nominee may participate in his or her capacity as a director in deliberations or discussions at meetings of the Board or as a member of any committee thereof; (iii) prohibit Kinder from Beneficially Owning Voting Securities issued as dividends or distributions in respect of, or issued upon conversion, exchange or exercise of, securities which Kinder is permitted to Beneficially Own under this Agreement; (iv) prohibit any employee or agent of Kinder from purchasing or otherwise acquiring Voting Securities so long as he or she is not a member of a Group that includes Kinder or Morgan Associates or is not otherwise acting on behalf of Kinder or Morgan Associates; or (v) prohibit Kinder from disclosing in accordance with his obligations (if any) under the federal securities laws or other applicable law (if any) that the Company has become the subject of a Buyout Transaction or a Third Party Offer.

     SECTION 3.2 Buyout Transaction by Kinder. Nothing in this Agreement shall prohibit or restrict Kinder from proposing, participating in, supporting or causing the consummation of a Buyout Transaction if (i) a majority of the Company's Independent Directors approve the Buyout Transaction and (ii) the Company receives a written opinion from a nationally-recognized investment bank to the effect that the Buyout Transaction is fair to all of the Company's stockholders from a financial point of view.

     SECTION 3.3 Third Party Offers. In the event that the Company becomes the subject of a Third Party Offer, Kinder may not support such Third Party Offer, vote in favor of such Third Party Offer or tender or sell its Voting Securities to the Person making such Third Party Offer unless the Third Party Offer is made available to all of the Company's stockholders and each of the Other Holders are entitled to participate in the Third Party Offer on the same terms and under the same conditions as Kinder.

                                   ARTICLE IV

                             TRANSFER RESTRICTIONS

     SECTION 4.1 Restrictions. (a) Except as provided in Section 3.3, Kinder shall not, directly or indirectly, sell, transfer or otherwise dispose of any Voting Securities except as follows: (i) in accordance with the volume and manner-of-sale limitations of Rule 144 under the Securities Act

                                     A-2-16

(regardless of whether such limitations are applicable) and otherwise subject to compliance with the Securities Act; and (ii) in a registered public offering or a non-registered offering subject to an applicable exemption from the registration requirements of the Securities Act in a manner calculated to achieve a Broad Distribution.

     (b) Notwithstanding Section 4.1(a) hereof, Kinder may:

          (i) sell or transfer up to 3.5% at a time of the then outstanding number of shares of Voting Securities of the Company in a private placement exempt from the registration requirements of the Securities Act; provided, that if the buyer of such Voting Securities is acting as a Group with Kinder, after such sale or transfer the Group shall not Beneficially Own more than the Maximum Ownership Percentage of the then outstanding shares of Voting Securities of the Company;

          (ii) sell or transfer 3.6% or more of the then outstanding number of shares of Voting Securities of the Company at any time so long as (A) a majority of the Independent Directors approves the sale or transfer, (B)(1) the buyer of such Voting Securities agrees to be bound by the terms of this Agreement and (2) the aggregate amount of all Voting Securities sold or transferred pursuant to this subsection, when added to the Voting Securities Beneficially Owned by Kinder after such sales or transfers, does not exceed the Maximum Ownership Percentage of the then outstanding shares of Voting Securities of the Company or (C) the Other Holders shall have the ability to participate in such sale or transfer on a pro rata basis.

     SECTION 4.2 Legends. (a) Except as set forth in paragraph (b) below, during the term of this Agreement all certificates representing Voting Securities Beneficially Owned by Kinder shall bear an appropriate restrictive legend indicating that such Voting Securities are subject to restrictions pursuant to this Agreement.

     (b) Upon any transfer or proposed transfer of Beneficial Ownership by Kinder of any Voting Securities to any Person that is permitted pursuant to this Agreement, the Company shall, upon receipt of timely-notice and such certificates, opinions and other documentation as shall be reasonably requested by the Company, cause certificates representing such transferred Voting Securities to be issued not later than the time needed to effect such transfer
(x) without any restrictive legend if upon consummation of such transfer such Voting Securities are no longer "restricted securities" as defined in Rule 144 under the Securities Act or (y) without any reference to this Agreement if upon consummation of such transfer such Voting Securities continue to be "restricted securities."

     SECTION 4.3 Effect. Any purported transfer of Voting Securities that is inconsistent with the provisions of this Article IV shall be null and void and of no force or effect.

                                   ARTICLE V

                                  TERMINATION

     SECTION 5.1 Automatic Termination. This Agreement shall automatically terminate upon the earlier of: (i) eighteen (18) months from the Effective Time or (ii) the date on which the percentage of the Total Voting Power of the Company Beneficially Owned by Kinder (or by any transferee who has agreed to be bound by the terms of this Agreement) in the aggregate is less than 10%.

                                     A-2-17

                                   ARTICLE VI

                                 MISCELLANEOUS

     SECTION 6.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to the Company:

               K N Energy, Inc.
               370 Van Gordon Street
               Phase II -- 4th Floor SE
               Lakewood, Colorado 80228-8304
               Attention: Martha B. Wyrsch
                          Vice President and General Counsel
                          Fax: (303) 763-3115

        Copy to:

               Skadden, Arps, Slate, Meagher & Flom LLP
               1440 New York Avenue, N.W.
               Washington, DC 20005-2111
               Attention: Michael P. Rogan, Esq.
               Fax: (202) 393-5760

        If to Kinder:

               Mr. Richard D. Kinder
               1301 McKinney, Suite 3400
               Houston, Texas 77010
               Fax: (713) 844-9570

        Copy to:

               Bracewell & Patterson, L.L.P.
               South Tower Pennzoil Place
               711 Louisiana Street, Suite 2900
               Houston, Texas 77002-2781
               Attention: David L. Ronn, Esq.
               Fax: (713) 221-1212

or to such other address or facsimile number as the Person to whom notice is given shall have previously furnished to the others in writing in the manner set forth above.

     SECTION 6.2 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "included," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     SECTION 6.3 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable
                                     A-2-18
and equitable provision shall be substituted therefor, upon the agreement of all of the parties hereto, in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     SECTION 6.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute a single agreement.

     SECTION 6.5 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement and the other agreements contemplated hereby, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (b) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     SECTION 6.6 Further Assurances. Each party shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other party hereto to give effect to and carry out the transactions contemplated herein.

     SECTION 6.7 Governing Law; Equitable Remedies. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of injunctions, in order to enforce specifically the provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 6.8 Amendments; Waivers. (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver by the Company shall be effective without the approval of a majority of the Independent Directors. Notwithstanding any provision herein to the contrary, if a majority of the Independent Directors determine in good faith to do so, such Independent Directors may seek to enforce, in the name and on behalf of the Company, the terms of this Agreement against Kinder.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 6.9 Assignment. Except as set forth herein, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party, except that either party may assign all its rights and obligations to the assignee of all or substantially all of the assets of such party, provided that such party shall in no event be released from its obligations hereunder without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     SECTION 6.10 Independence. Kinder agrees that he will not undertake any formal business relationship with Morgan Associates or William V. Morgan affecting or impacting the utility

                                     A-2-19
operations of the Company, other than in connection with the performance by Messrs. Kinder and Morgan of their respective duties as officers and directors of the Company. In furtherance thereof, Mr. Kinder agrees that when he acts as a shareholder he will act solely in his individual capacity, it being understood that his agreement to do so does not preclude him, except as provided in Articles II, III and IV of this Agreement, from independently voting, selling or otherwise transferring his Voting Securities the same way as any other holder of Voting Securities or from independently taking any other action, or exercising any other rights, as a holder of shares of Common Stock that coincides with action taken, or the exercise of rights, by any other holder of shares of Common Stock.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

                                            K N ENERGY, INC.

                                            By:
                                              ----------------------------------
                                                Name:
                                                Title:


                                            RICHARD D. KINDER


                                            ------------------------------------
                                            Name: Richard D. Kinder




                                   A-2-20

                                                                         ANNEX A

                     BOARD MEMBERS AFTER THE MERGER CLOSING

Kinder Directors:

     Richard D. Kinder (Class I)

     Ted A. Gardner (Class I)

     Fayez Sarofim (Class II)

Morgan Directors:

     William V. Morgan (Class III)

Non-Stockholder Directors:

     Edward H. Austin, Jr. (Class I)

     William J. Hybl (Class I)

     Charles W. Battey (Class II)

     H.A. True, III (Class II)

     Stewart A. Bliss (Class III)

     Edward Randall, III (Class III)

                                     A-2-21

                                                                     EXHIBIT C-2

                              GOVERNANCE AGREEMENT

                                    BETWEEN

                                K N ENERGY, INC.

                                      AND

                            MORGAN ASSOCIATES, INC.

                                  DATED AS OF

                                           , 1999

                                     A-2-22

                              GOVERNANCE AGREEMENT

     THIS GOVERNANCE AGREEMENT (this "Agreement"), dated as of        , 1999, is
entered into by and between K N Energy, Inc., a Kansas corporation (the "Company"), and Morgan Associates, Inc. ("Morgan Associates"), a Kansas corporation wholly-owned by William V. Morgan.

     WHEREAS, the Company, Rockies Merger Corp., Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), and Kinder Morgan, Inc., a Delaware corporation ("KM Inc."), have entered into an Agreement and Plan of Merger, dated as of July 8, 1999 (as amended, the "Merger Agreement"), pursuant to which Merger Sub will merge with and into KM Inc. on the terms and conditions set forth therein (the "Merger"); and

     WHEREAS, Morgan Associates Beneficially Owns (as defined herein) approximately 22% of KM Inc., and after giving effect to the Merger, Morgan Associates will Beneficially Own approximately 8.2% of the Company; and

     WHEREAS, as a condition to the willingness of the Company and KM Inc., respectively, to enter into the Merger Agreement, and each party, in order to induce the other to enter into such agreement, has agreed to execute and deliver, or cause to be executed and delivered, this Agreement concurrently with the Closing under the Merger Agreement (the "Merger Closing"); and

     WHEREAS, the Company and Morgan Associates desire to establish in this Agreement certain terms and conditions concerning the corporate governance of the Company after the Merger Closing; and

     WHEREAS, the Company and Morgan Associates also desire to establish in this Agreement certain terms and conditions concerning the acquisition and disposition of securities of the Company by Morgan Associates.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     SECTION 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

     "Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

     "Associate" has the meaning set forth in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement.

     "Beneficial Ownership" and any derivative thereto has the meaning set forth in Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement.

     "Board" means the Board of Directors of the Company.

     "Broad Distribution" means a distribution of Voting Securities that, to the knowledge, after due inquiry, of the Person on whose behalf such distribution is being made, will not result in the acquisition by any other Person of any such Voting Securities to the extent that, after giving effect to

                                     A-2-23
such acquisition, such acquiring Person would hold in excess of the greater of
(x) 5% of the Total Voting Power of the Company or (y) if such acquiring Person is an institutional investor eligible to file a Statement on Schedule 13G (or any successor form) with respect to its investment in the Company, 7% of the Total Voting Power of the Company.

     "Buyout Transaction" means a tender offer, merger, sale of all or substantially all of the Company's assets or any similar transaction involving the Company or any of its Subsidiaries, on the one hand, and Morgan Associates or Kinder or any Affiliate of Morgan Associates or Kinder, on the other, that offers each holder of Voting Securities (other than, if applicable, the Person proposing such transaction) the opportunity to dispose of all Voting Securities Beneficially Owned by such holder.

     "Closing" shall have the meaning set forth in Section 1.2 of the Merger Agreement.

     "Common Stock" means the common stock, par value $5.00 per share, of the Company.

     "Company" has the meaning set forth in the recitals to this Agreement.

     "Control" has the meaning specified in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement.

     "Exchange Act" means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Governmental Entity" means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

     "Group" has the meaning set forth in Section 13(d) of the Exchange Act as in effect on the date of this Agreement.

     "Independent Director" means a director of the Company who (i) is in fact independent; (ii) is not (apart from such directorship) an officer, Affiliate, employee, principal stockholder or partner of KM Inc., Morgan Associates or Kinder, as applicable, or any Affiliate of KM Inc., Morgan Associates or Kinder; and (iii) is deemed independent under New York Stock Exchange Rule 303 in effect on the date of this Agreement.

     "Kinder" means Richard D. Kinder, an individual.

     "Kinder Governance Agreement" means that certain Governance Agreement,
dated as of              , 1999, entered into by and between the Company and
Kinder.

     "KM Inc." has the meaning set forth in the recitals to this Agreement.

     "Maximum Ownership Percentage" shall mean 15%.

     "Merger" has the meaning set forth in the recitals to this Agreement.

     "Merger Agreement" has the meaning set forth in the recitals to this Agreement.

     "Merger Closing" has the meaning set forth in the recitals to this Agreement.

     "Merger Sub" has the meaning set forth in the recitals to this Agreement.

     "Morgan Directors" means Morgan Nominees who are elected or appointed to serve as members of the Board in accordance with this Agreement.

                                     A-2-24

     "Morgan Nominees" means such Persons as are so designated by Morgan Associates, as such designations may change from time to time in accordance with this Agreement, to serve as members of the Board pursuant to Section 2.3 hereof.

     "Other Holders" means the holders of the Other Shares.

     "Other Shares" means Voting Securities not Beneficially Owned by Morgan Associates.

     "Person" means any individual, group, corporation, firm, partnership, limited liability company, joint venture, trust, business association, organization, Governmental Entity or other entity.

     "SEC" means the Securities and Exchange Commission or any successor Governmental Entity.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Stockholder Vote" means as to any matter to be presented to the holders of Voting Securities, a vote at a duly called and held annual or special meeting of the holders of Voting Securities entitled to vote on such matter.

     "Subsidiary" means, with respect to any Person, as of any date of determination, any other Person as to which such Person owns, directly or indirectly, or otherwise controls, more than 50% of the voting shares or other similar interests.

     "Third Party Offer" means a bona fide offer to enter into a tender offer, merger, sale of all or substantially all of the Company's assets or any similar transaction involving the Company by a Person other than Morgan Associates or Kinder, an Affiliate of Morgan Associates or Kinder or any Person acting on behalf of Morgan Associates or Kinder or any Affiliate of Morgan Associates or Kinder.

     "Total Voting Power of the Company" means the total number of votes that may be cast in the election of directors of the Company if all Voting Securities outstanding or treated as outstanding pursuant to the final sentence of this definition were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power of the Company Beneficially Owned by any Person is the percentage of the Total Voting Power of the Company that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities Beneficially Owned by such Person. In calculating such percentage, the Voting Securities Beneficially Owned by any Person that are not outstanding but are then subject to immediate issuance upon exercise or exchange of rights of conversion or any options, warrants or other rights (the "Rights") Beneficially Owned by such Person shall be deemed to be outstanding for the purpose of computing the percentage of the Total Voting Power represented by Voting Securities Beneficially Owned by such Person, but any Rights Beneficially Owned by any other Person shall not be deemed to be outstanding for the purpose of computing the percentage of the Total Voting Power represented by Voting Securities Beneficially Owned by the Person with respect to whom the calculation is being performed.

     "Voting Securities" means Common Stock and any other securities of the Company or any Subsidiary of the Company entitled to vote generally in the election of directors of the Company or such Subsidiary of the Company.

                                     A-2-25

                                   ARTICLE II

                              CORPORATE GOVERNANCE

     SECTION 2.1 Board of Directors. Upon the effectiveness of the resignation of those current members of the Company's Board who are not designated in Annex A hereof and in anticipation of such resignations, the Company shall cause the Board to (i) amend the Bylaws of the Company to decrease the number of Board members from fifteen (15) to ten (10) and (ii) fill one (1) of the four (4) vacancies on the Company's Board with the Morgan Director listed in Annex A hereof such that effective as of the Closing, the Board shall consist of ten
(10) members, one (1) of whom shall be a Morgan Director. Effective as of the Closing, the Board members of the Company and their respective classes shall be as indicated in Annex A hereto.

     SECTION 2.2 Independent Directors. Until the termination of this Agreement as provided in Article V hereof, the total number of Independent Directors shall at all times constitute a majority of the Board.

     SECTION 2.3 Board Representation of Morgan Associates. The parties hereto shall exercise all authority under applicable law to cause any slate of directors presented to the stockholders of the Company for election to the Board to consist of such nominees that, if elected, would result in the Board consisting of one (1) Morgan Director.

     SECTION 2.4 Designation of Slate. Any Morgan Nominees that are included in a slate of directors pursuant to Section 2.3 shall be designated by Morgan Associates, and any non-Morgan Nominees that are to be included in any slate of directors shall be designated in accordance with the Bylaws of the Company or the provisions of the Kinder Governance Agreement, as applicable. The Company's nominating committee shall nominate each person so designated.

     SECTION 2.5 Resignations and Replacements. If at any time a member of the Board resigns or is removed, a new member shall be designated to replace such member until the next election of directors. If, consistent with Section 2.3, the replacement director is to be a Morgan Director, Morgan Associates shall designate the replacement Morgan Director.

     SECTION 2.6 Solicitation and Voting of Shares. (a) The Company shall use reasonable efforts to solicit from the stockholders of the Company eligible to vote for the election of directors proxies in favor of the Board nominees selected in accordance with Section 2.3 and 2.4.

     (b) In any election of directors, Morgan Associates will vote or execute a written consent with respect to all Voting Securities as to which it is entitled to vote or execute a written consent for all nominees in accordance with the provisions of Section 2.3 and 2.4. In addition, Morgan Associates agrees that neither it nor any of its Affiliates will vote, or act by written consent with respect to any Voting Securities, in favor of any amendment of the Company's Restated Articles of Incorporation or Bylaws which would be inconsistent with the governance provisions contained in this Agreement.

                                  ARTICLE III

                                   STANDSTILL

     SECTION 3.1 Standstill. (a) Except as otherwise expressly provided in this Agreement (including this Section 3.1, Section 3.2 or Section 3.3) or as specifically approved by a majority of the Independent Directors, Morgan Associates shall not, directly or indirectly: (i) by purchase or otherwise, acquire, agree to acquire or offer to acquire Beneficial Ownership of any Voting Securities or direct or indirect rights or options to Beneficially Own Voting Securities (including any voting trust

                                     A-2-26
certificates representing such securities) if after such acquisition the number of Voting Securities then Beneficially Owned by Morgan Associates would exceed the Maximum Ownership Percentage of the then outstanding number of Voting Securities of the Company; (ii) enter into, propose to enter into, solicit or support any merger or business combination or similar transaction involving the Company or any of its Subsidiaries, on the one hand, and Morgan Associates or Kinder or any Affiliate of Morgan Associates or Kinder, on the other, or purchase, acquire, propose to purchase or acquire or solicit or support the purchase or acquisition of any portion of the business or assets of the Company or any of its Subsidiaries by Morgan Associates or Kinder or by any Affiliate of Morgan Associates or Kinder; (iii) form, join or in any way participate in a Group (other than a Group that may be formed in the future consisting solely of Morgan Associates and Kinder) formed for the purpose of acquiring, holding, voting or disposing of or taking any other action with respect to Voting Securities that would be required under Section 13(d) of the Exchange Act to file a Statement on Schedule 13D with respect to such Voting Securities if the Group would Beneficially Own more than the Maximum Ownership Percentage of the then outstanding number of Voting Securities of the Company; (iv) deposit any Voting Securities in a voting trust or enter into any voting agreement or arrangement with respect thereto (other than this Agreement) which would entitle any Person to Control more than the Maximum Ownership Percentage of the Total Voting Power of the Company; (v) take any action challenging the validity or enforceability of the foregoing or which would be inconsistent with the foregoing; or (vi) assist, advise, encourage or negotiate with any Person with respect to, or seek to do, any of the foregoing.

     (b) Nothing in this Agreement shall (i) prohibit or restrict Morgan Associates from responding to any inquiries from any stockholders of the Company as to Morgan Associates' intention with respect to the voting of any Voting Securities Beneficially Owned by it so long as such response is consistent with the terms of this Agreement; (ii) restrict the right of each Morgan Director on the Board or any committee thereof to vote on any matter as such individual believes appropriate in light of his or her duties as a director or committee member or the manner in which a Morgan Nominee may participate in his or her capacity as a director in deliberations or discussions at meetings of the Board or as a member of any committee thereof; (iii) prohibit Morgan Associates from Beneficially Owning Voting Securities issued as dividends or distributions in respect of, or issued upon conversion, exchange or exercise of, securities which Morgan Associates is permitted to Beneficially Own under this Agreement; (iv) prohibit any officer, director, employee or agent of Morgan Associates from purchasing or otherwise acquiring Voting Securities so long as he or she is not a member of a Group that includes Morgan Associates or Kinder or is not otherwise acting on behalf of Morgan Associates or Kinder; or (v) prohibit Morgan Associates from disclosing in accordance with its obligations (if any) under the federal securities laws or other applicable law (if any) that the Company has become the subject of a Buyout Transaction or a Third Party Offer.

     SECTION 3.2 Buyout Transaction by Morgan Associates. Nothing in this Agreement shall prohibit or restrict Morgan Associates from proposing, participating in, supporting or causing the consummation of a Buyout Transaction if (i) a majority of the Company's Independent Directors approves the Buyout Transaction and (ii) the Company receives a written opinion from a nationally-recognized investment bank to the effect that the Buyout Transaction is fair to all of the Company's stockholders from a financial point of view.

     SECTION 3.3 Third Party Offers. In the event that the Company becomes the subject of a Third Party Offer, Morgan Associates may not support such Third Party Offer, vote in favor of such Third Party Offer or tender or sell its Voting Securities to the Person making such Third Party Offer unless the Third Party Offer is made available to all of the Company's stockholders and each of the Other Holders are entitled to participate in the Third Party Offer on the same terms and under the same conditions as Morgan Associates.

                                     A-2-27

                                   ARTICLE IV

                             TRANSFER RESTRICTIONS

     SECTION 4.1 Restrictions. (a) Except as provided in Section 3.3, Morgan Associates shall not, directly or indirectly, sell, transfer or otherwise dispose of any Voting Securities except as follows: (i) in accordance with the volume and manner-of-sale limitations of Rule 144 under the Securities Act (regardless of whether such limitations are applicable) and otherwise subject to compliance with the Securities Act; and (ii) in a registered public offering or a non-registered offering subject to an applicable exemption from the registration requirements of the Securities Act in a manner calculated to achieve a Broad Distribution.

     (b) Notwithstanding Section 4.1(a) hereof, Morgan Associates may:

          (i) sell or transfer up to 1.4% at a time of the then outstanding number of shares of Voting Securities of the Company in a private placement exempt from the registration requirements of the Securities Act; provided, that if the buyer of such Voting Securities is acting as a Group with Morgan Associates, after such sale or transfer the Group shall not Beneficially Own more than the Maximum Ownership Percentage of the then outstanding shares of Voting Securities of the Company;

          (ii) sell or transfer 1.5% or more of the then outstanding number of shares of Voting Securities of the Company at any time so long as (A) a majority of the Independent Directors approves the sale or transfer, (B)(1) the buyer of such Voting Securities agrees to be bound by the terms of this Agreement and (2) the aggregate amount of all Voting Securities sold or transferred pursuant to this subsection, when added to the Voting Securities Beneficially Owned by Morgan Associates after such sales or transfers, does not exceed the Maximum Ownership Percentage of the then outstanding shares of Voting Securities of the Company or (C) the Other Holders shall have the ability to participate in such sale or transfer on a pro rata basis.

     SECTION 4.2 Legends. (a) Except as set forth in paragraph (b) below, during the term of this Agreement all certificates representing Voting Securities Beneficially Owned by Morgan Associates shall bear an appropriate restrictive legend indicating that such Voting Securities are subject to restrictions pursuant to this Agreement.

     (b) Upon any transfer or proposed transfer of Beneficial Ownership by Morgan Associates of any Voting Securities to any Person that is permitted pursuant to this Agreement, the Company shall, upon receipt of timely-notice and such certificates, opinions and other documentation as shall be reasonably requested by the Company, cause certificates representing such transferred Voting Securities to be issued not later than the time needed to effect such transfer (x) without any restrictive legend if upon consummation of such transfer such Voting Securities are no longer "restricted securities" as defined in Rule 144 under the Securities Act or (y) without any reference to this Agreement if upon consummation of such transfer such Voting Securities continue to be "restricted securities."

     SECTION 4.3 Effect. Any purported transfer of Voting Securities that is inconsistent with the provisions of this Article IV shall be null and void and of no force or effect.

                                     A-2-28

                                   ARTICLE V

                                  TERMINATION

     SECTION 5.1 Automatic Termination. This Agreement shall automatically terminate upon the earlier of: (i) eighteen (18) months from the Effective Time or (ii) the date on which the percentage of the Total Voting Power of the Company Beneficially Owned by Morgan Associates (or by any transferee who has agreed to be bound by the terms of this Agreement) in the aggregate is less than 5%.

                                   ARTICLE VI

                                 MISCELLANEOUS

     SECTION 6.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to the Company:

              K N Energy, Inc.
              370 Van Gordon Street
              Phase II -- 4th Floor SE
              Lakewood, Colorado 80228-8304
              Attention: Martha B. Wyrsch
                         Vice President and General Counsel
                         Fax: (303) 763-3115

        Copy to:

           Skadden, Arps, Slate, Meagher & Flom LLP
           1440 New York Avenue, N.W.
           Washington, DC 20005-2111
           Attention: Michael P. Rogan, Esq.
           Fax: (202) 393-5760

        If to Morgan Associates:

           Morgan Associates, Inc.
           1301 McKinney, Suite 3400
           Houston, Texas 77010
           Attention: William V. Morgan
           Fax: (713) 844-9570

        Copy to:

           Bracewell & Patterson, L.L.P.
           South Tower Pennzoil Place
           711 Louisiana Street, Suite 2900
           Houston, Texas 77002-2781
           Attention: David L. Ronn, Esq.
           Fax: (713) 221-1212

                                     A-2-29
or to such other address or facsimile number as the Person to whom notice is given shall have previously furnished to the others in writing in the manner set forth above.

     SECTION 6.2 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "included," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     SECTION 6.3 Severability. The provisions of this Agreement shall be deemed severable and the in validity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor, upon the agreement of all of the parties hereto, in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     SECTION 6.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute a single agreement.

     SECTION 6.5 Entire Agreement; No Third Party Beneficiaries. This Agreement, together with the Merger Agreement and the other agreements contemplated hereby, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (b) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     SECTION 6.6 Further Assurances. Each party shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other party hereto to give effect to and carry out the transactions contemplated herein.

     SECTION 6.7 Governing Law; Equitable Remedies. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of injunctions, in order to enforce specifically the provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 6.8 Amendments; Waivers. (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that no such amendment or waiver by the Company shall be effective without the approval of a majority of the Independent Directors. Notwithstanding any provision herein to the contrary, if a majority of the Independent Directors determines in good faith to do so, such Independent Directors may seek to enforce, in the name and on behalf of the Company, the terms of this Agreement against Morgan Associates.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further

                                     A-2-30
exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     SECTION 6.9 Assignment. Except as set forth herein, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party, except that either party may assign all its rights and obligations to the assignee of all or substantially all of the assets of such party, provided that such party shall in no event be released from its obligations hereunder without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     SECTION 6.10 Independence. Morgan Associates agrees that it will not undertake any formal business relationship with Kinder affecting or impacting the utility operations of the Company, other than in connection with the performance by Mr. Morgan, the sole stockholder of Morgan Associates, and Kinder of their respective duties as officers and directors of the Company. In furtherance thereof, Morgan Associates agrees that when it acts as a shareholder it will act solely in its individual capacity, it being understood that its agreement to do so does not preclude it, except as provided in Articles II, III and IV of this Agreement, from independently voting, selling or otherwise transferring its Voting Securities the same way as any other holder of Voting Securities or from independently taking any other action, or exercising any other rights, as a holder of shares of Common Stock that coincides with action taken, or the exercise of rights, by any other holder of shares of Common Stock.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

                                            K N ENERGY, INC.

                                            By:
                                              ----------------------------------
                                                Name:
                                                Title:

                                            MORGAN ASSOCIATES, INC.

                                           By:
                                              ----------------------------------
                                               Name: William V. Morgan
                                               Title: President

                                     A-2-31

                                                                         ANNEX A

                     BOARD MEMBERS AFTER THE MERGER CLOSING

Morgan Directors:

     William V. Morgan (Class III)

Kinder Directors:

     Richard D. Kinder (Class I)

     Ted A. Gardner (Class I)

     Fayez Sarofim (Class II)

Non-Stockholder Directors:

     Edward H. Austin, Jr. (Class I)

     William J. Hybl (Class I)

     Charles W. Battey (Class II)

     H.A. True, III (Class II)

     Stewart A. Bliss (Class III)

     Edward Randall, III (Class III)

                                     A-2-32

                                                                         ANNEX B

                       [PETRIE PARKMAN & CO. LETTERHEAD]

                                  July 8, 1999

The Board of Directors
KN Energy, Inc.
370 Van Gordon Street
Lakewood, CO 80228

Members of the Board:

     KN Energy, Inc., a Kansas corporation ("KN"), Rockies Merger Corp., a Delaware corporation and wholly-owned subsidiary of KN ("Sub"), and Kinder Morgan, Inc., a Delaware corporation ("KMI"), propose to enter into an agreement and plan of merger, dated as of July 8, 1999 (the "Merger Agreement"), which provides for, among other things, the merger (the "Merger") of Sub with and into KMI, as a result of which KMI will become a wholly-owned subsidiary of KN. Upon consummation of the Merger, each share of Class A common stock and Class B common stock, par value $0.01 per share (the "KMI Common Stock"), of KMI issued and outstanding immediately prior thereto (other than KMI Common Stock held by KMI as treasury stock) will be converted into the right to receive 3917.957 shares (the "Exchange Ratio") of common stock, par value $5.00 per share (the "KN Common Stock"), of KN.

     You have requested our opinion as to whether the Exchange Ratio is fair from a financial point of view to KN.

     In arriving at our opinion, we have, among other things:

          1. reviewed certain publicly available business and financial information relating to KN, including (a) the Annual Report on Form 10-K and related audited financial statements for the fiscal year ended December 31, 1998, and (b) the unaudited financial statements for the fiscal quarter ended March 31, 1999;

          2. reviewed certain publicly available business and financial information relating to KMI, including (a) the Form S-1 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission on May 10, 1999, as amended, and related audited financial statements for the fiscal year ended December 31, 1998, and (b) the unaudited financial statements for the fiscal quarter ended March 31, 1999;

          3. reviewed certain publicly available business and financial information relating to Kinder Morgan Energy Partners, L.P. ("KMEP"), including (a) the Annual Report on Form 10-K and related audited financial statements for the fiscal year ended December 31, 1998, and (b) the unaudited financial statements for the fiscal quarter ended March 31, 1999;

          4. analyzed certain historical and projected financial and operating data of KN, KMI, and KMEP prepared by the managements of KN, KMI, and KMEP, respectively;

                                     DENVER
                       475 SEVENTEENTH STREET, SUITE 1100
                             DENVER, COLORADO 80202
                        303/292-3877 - FAX: 303/292-4284
                                     LONDON
                  MACMILLAN HOUSE - 96 KENSINGTON HIGH STREET
                                 LONDON W8 4SG
                        171/460-0902 - FAX: 171/460-0906

          5. discussed the current and projected operations and prospects of KN, KMI, and KMEP, including estimates of potential cost savings and other potential synergies expected to result from the merger, with the managements and operating staffs of KN, KMI, and KMEP, respectively;

          6. reviewed the historical trading history of the KN Common Stock and the KMEP Common Units;

          7. compared recent stock market capitalization indicators for KN and KMI with the recent stock market capitalization indicators for certain other publicly traded companies;

          8. compared the financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

          9. reviewed a draft dated July 8, 1999 of the Merger Agreement; and

          10. reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we have deemed necessary or appropriate.

     In preparing our opinion, we have assumed and relied upon, without assuming any responsibility for independently verifying, the accuracy and completeness of any information supplied or otherwise made available to us, discussed with us or reviewed by or for us by KN, KMI, and KMEP. We have further relied upon the assurances of the management of KN, KMI, and KMEP that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data and estimates of potential cost savings and other potential synergies expected to result from the merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of KN, KMI, and KMEP, as the case may be, relating to the future financial and operational performance of KN, KMI, and KMEP. We have not made an independent evaluation or appraisal of the assets or liabilities of KN, KMI, or KMEP, nor have we been furnished with such an evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of KN, KMI, or KMEP.

     In developing our opinion, we have relied upon the Company as to certain legal, tax, and accounting aspects of the transactions contemplated by the Merger Agreement. Consistent with the Merger Agreement, we have assumed that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have assumed that the Merger Agreement executed and delivered by the parties will contain identical financial and economic terms and otherwise be substantially similar to the draft Merger Agreement reviewed by us. We have further assumed that the Merger will be consummated on the terms and conditions contemplated in the Merger Agreement.

     We have not been asked to consider, and this opinion does not address, the prices at which the KN Common Stock will actually trade following the announcement or consummation of the Merger. Furthermore, we have not solicited, nor have we been requested to solicit, offers from other parties to acquire all or any part of KN.

     Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date hereof and the condition and prospects, financial and otherwise, of KN, KMI, and KMEP as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

     This opinion is for the use and benefit of the Board of Directors of KN. Our opinion does not address the merits of the underlying decision by KN to engage in the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger. As you are aware, we have acted as financial advisor to KN and we will receive a fee from KN which is contingent upon the consummation of the Merger. We have also, in the past, provided financial advisory services to KN and have received customary fees for such services. In the ordinary course of business, we or our affiliates may trade in the debt or equity securities of KN or KMEP for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to KN.

                                            Very truly yours,

                                                    /s/ JON C. HUGHES
                                            ------------------------------------
                                                 PETRIE PARKMAN & CO., INC.

                                                                         ANNEX C

                           [MERRILL LYNCH LETTERHEAD]

                                  July 8, 1999

Board of Directors
KN Energy, Inc.
370 Van Gordon Street
Lakewood, CO 80228

Gentlemen:

     You have informed us that KN Energy, Inc. ("KN" or the "Company"), a wholly owned subsidiary of the Company (the "Purchaser") and Kinder Morgan, Inc. ("Kinder Morgan") propose to enter into an agreement (the "Agreement") pursuant to which the Purchaser will be merged with and into Kinder Morgan in a transaction (the "Transaction") in which each outstanding share of Kinder Morgan common stock will be converted into the right to receive 3,917.957 shares (the "Exchange Ratio") of the common stock of the Company (the "KN Shares").

     You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the Company.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information relating to the Company and Kinder Morgan (including Kinder Morgan Energy Partners, L.P., a publicly traded partnership of which a subsidiary of Kinder Morgan is the general partner) that we deemed to be relevant;

          (2) Reviewed certain information relating to the businesses of the Company and Kinder Morgan, including their respective financial forecasts, earnings, cash flow, assets, liabilities and prospects, furnished to us by the Company and Kinder Morgan;

          (3) Conducted discussions with members of senior management and representatives of the Company and Kinder Morgan concerning the matters described in clauses 1 and 2 above, as well as their respective businesses, assets, properties, liabilities and prospects before and after giving effect to the Transaction;

          (4) Reviewed the historical market prices and trading activity for the KN Shares and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (5) Compared the historical results of operations of the Company and Kinder Morgan with those of certain companies which we deemed to be reasonably similar to the Company and Kinder Morgan, respectively;

          (6) Compared the forecasted results of operations of the Company and Kinder Morgan with those of certain publicly-traded companies and certain valuation multiples thereof that we deemed to be relevant;

          (7) Participated in certain discussions and negotiations among representatives of the Company and Kinder Morgan and their respective legal advisors;

          (8) Reviewed the pro forma impacts of the Transaction on the earnings, cash flow and certain credit ratios of the Company;

          (9) Compared the proposed financial terms of the Transaction with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

          (10) Reviewed a draft of the Agreement dated July 6, 1999; and

          (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with us or reviewed by or for us, or publicly available, and we have not independently verified such information or any underlying assumptions or undertaken an independent evaluation or appraisal of any of the assets or liabilities, whether contingent or otherwise, of the Company or Kinder Morgan, nor were we furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Kinder Morgan. With respect to the financial forecasts furnished to or discussed with us by the Company and Kinder Morgan, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or Kinder Morgan's respective management as to the expected future financial performance of the Company or Kinder Morgan, as the case may be. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     In developing our opinion, we have relied on the Company as to certain legal, tax and accounting aspects of the transactions contemplated by the Agreement.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

     In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

     We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, all of which is contingent upon the consummation of the Transaction as well as the delivery of this opinion of fairness. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and may continue to do so, and have received, and may receive fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the securities of the Company or Kinder Morgan Energy Partners, L.P. for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Transaction.

     We are not expressing any opinion herein as to the prices at which the KN Shares will trade following the announcement of the consummation of the Transaction.

     On the basis of, and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratio is fair from a financial point of view to the Company.

                                        Very truly yours,


                                          /s/  MERRILL LYNCH, PIERCE, FENNER &
                                                   SMITH INCORPORATED
                                        ----------------------------------------
                                            MERRILL LYNCH, PIERCE, FENNER &
                                                   SMITH INCORPORATED

                                                                         ANNEX D

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
     (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX E

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement"), dated as of July 8, 1999, is entered into by and among K N Energy, Inc., a Kansas corporation ("Parent"), Richard D. Kinder, an individual ("Kinder") and Morgan Associates, Inc. ("Morgan"), a Kansas corporation wholly-owned by William V. Morgan. Kinder and Morgan may be referred to individually as a "Stockholder" and together as the "Stockholders."

                                  WITNESSETH:

     WHEREAS, simultaneously with the execution of this Agreement, Parent, Rockies Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub") and Kinder Morgan, Inc., a Delaware corporation (the "Company") are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, that Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the "Merger");

     WHEREAS, as of the date hereof, each of the Stockholders is the record and beneficial owners of, and has the sole right to vote and dispose of, the number of shares of capital stock in the Company (the "Company Stock") set forth opposite his name on Schedule I hereto; and

     WHEREAS, as an inducement and a condition to Parent and Merger Sub entering into the Merger Agreement and incurring the obligations set forth therein, Parent and Merger Sub have required that the Stockholders enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Certain Definitions. Capitalized terms used herein but not defined shall have the respective meanings ascribed to them in the Merger Agreement. In addition, for purposes of this Agreement:

          "Affiliate" shall mean, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

          "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person includes securities Beneficially Owned by all Affiliates of such Person and all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

          "Company Stock" shall have the meaning set forth in the recitals to this Agreement.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Merger" shall have the meaning set forth in the recitals to this Agreement.

          "Owned Shares" shall mean, with respect to the Stockholders, the shares of Company Stock Beneficially Owned by each such Stockholder on the date hereof, together with any other shares of Company Stock, or any other securities of the Company entitled, or which may be entitled, to vote generally in the election of directors and any securities convertible into or exercisable or exchangeable for such securities (whether or not subject to contingencies with respect to any matter or proposal submitted for the vote or consent of stockholders of the Company), now or hereafter Beneficially Owned by each such Stockholder.

          "Person" shall mean an individual, corporation, partnership, limited liability corporation, joint venture, association, trust, unincorporated organization or other entity.

          "Subject Company" shall have the meaning set forth in Section 2.

          "Transfer" shall mean, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "Transfer" shall have a correlative meaning.

     2. Voting of Owned Shares; Proxy. (a) Each Stockholder hereby agrees that, during any time prior to the Effective Time while this Agreement is in effect, at any meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the Company's stockholders, however called, or in connection with any written consent of the Company's stockholders, he shall vote (or cause to be voted) all Owned Shares: (i) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement; (ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholders under this Agreement or (B) impede, interfere with, delay, postpone, or adversely affect the Merger or the transactions contemplated by the Merger Agreement or this Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and this Agreement): (I) any extraordinary corporate transaction, such as a recapitalization, merger, consolidation or other business combination involving the Company and/or any of its Subsidiaries (the "Subject Companies"), (II) any sale, lease or transfer of a material amount of the assets or business of the Subject Companies; and (III) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement or the contemplated economic benefits of any of the foregoing. The Stockholders, in their capacity as Stockholders of the Company, shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in or referenced by this Section 2(a).

     (b) Each Stockholder agrees to grant, at the request of the Company, upon the execution and delivery of the Merger Agreement, a proxy to vote the Owned Shares as indicated in subsection 2(a) above. Each Stockholder intends such proxy to be irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by him with respect to the Owned Shares; provided, however, that such proxy shall terminate and be deemed revoked upon the termination of this Agreement pursuant to Section 3 hereof.

     3. Termination. This Agreement shall terminate upon the earlier to occur of (i) the consummation of the transactions contemplated by the Merger Agreement and (ii) the termination of the Merger Agreement in accordance with its terms.

     4. Restrictions on Transfer; Other Proxies. The Stockholders shall not, directly or indirectly: (i) Transfer to any Person any or all Owned Shares; (ii) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Shares; or (iii) take any action in their capacity as Stockholders of the Company that would make any representation or warranty of the Stockholders contained herein untrue or incorrect or would result in a breach by the Stockholders of their obligations under this Agreement or a breach by the Company of its obligations under the Merger Agreement.

     5. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to Parent as follows:

          (a) Morgan is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas. Each Stockholder has all necessary corporate or other, as the case may be, power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder. The execution and delivery by Morgan of this Agreement and the performance by Morgan of its obligations hereunder have been duly and validly authorized by the Board of Directors of Morgan and no other corporate proceedings on the part of Morgan are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

          (b) This Agreement has been duly and validly executed and delivered by each Stockholder and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of each Stockholder, enforceable against each of them in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law)).

          (c) Each of the Stockholders is the record and Beneficial Owner of all of the Owned Shares indicated opposite such Stockholders' name on Schedule I hereto, which constitute all of the Owned Shares Beneficially Owned by such Stockholder, free and clear of all liens, pledges, charges, claims, security interests and other encumbrances. Other than as provided in this Agreement or in the Company Disclosure Schedule, there are no restrictions on the voting rights or right of disposition pertaining to such Owned Shares.

          (d) Neither the execution and delivery of this Agreement nor the consummation by the Stockholders of the transactions contemplated hereby will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which either Stockholder is a party or by which either Stockholder is bound.

     6. Representations and Warranties of Parent. Parent hereby represents, warrants and covenants to the Stockholders as follows:

          (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Parent of this Agreement and the performance by Parent of its obligations hereunder have been duly and validly authorized by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

          (b) This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by the Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law)).

          (c) Neither the execution and delivery of this Agreement nor the consummation by Parent of the transactions contemplated hereby will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Parent is a party or by which Parent is bound.

     7. Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

     8.  Miscellaneous.

     (a) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     (b) The Stockholders agree that this Agreement and the respective rights and obligations of the Stockholders hereunder shall attach to any shares of Company Stock, any securities convertible into such shares, and any other securities of the Company entitled, or which may be entitled, to vote generally in the election of directors and any securities convertible into or exercisable or exchangeable for such securities (whether or not subject to contingencies with respect to any matter or proposal submitted for the vote or consent of the stockholders of the Company), that may become Beneficially Owned by such Stockholders.

     (c) Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

     (d) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party (whether by operation of law or otherwise) without the prior written consent of each other party to this Agreement; provided, that Parent may assign its rights and obligations hereunder to any Subsidiary or Affiliate of Parent, but no such assignment shall relieve Parent of its obligations hereunder. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     (e) This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The parties may waive compliance by the other parties hereto with any representation, agreement or condition otherwise required to be complied with by such other party hereunder, but any such waiver shall be effective only if in writing executed by the waiving party.

     (f) All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to Parent:

           K N Energy, Inc.
           370 Van Gordon Street
           Phase II - 4th Floor SE
           Lakewood, Colorado 80228-8304
           Attention: Martha B. Wyrsch
                      Vice President and General Counsel
           Fax: (303) 763-3115

        Copy to:

           Skadden, Arps, Slate, Meagher & Flom LLP
           1440 New York Avenue, N.W.
           Washington, DC 20005-2111
           Attention: Michael P. Rogan, Esq.
           Fax: (202) 393-5760

        If to the Stockholders:

           c/o Kinder Morgan, Inc.
           1301 McKinney, Suite 3400
           Houston, Texas 77010
           Attention: Joe Listengart
           Fax: (713) 844-9570

        Copy to:

           Bracewell & Patterson, L.L.P.
           South Tower Pennzoil Place
           711 Louisiana Street, Suite 2900
           Houston, Texas 77002-2781
           Attention: David L. Ronn, Esq.
           Fax: (713) 221-1212

or to such other address or facsimile number as the Person to whom notice is given shall have previously furnished to the others in writing in the manner set forth above.

     (g) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without affecting the validity or enforceability of the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     (h) Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (i) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (ii) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in any state or federal court sitting in Delaware. The parties hereto consent to personal jurisdiction in any such action brought in any state or federal court sitting in Delaware and to service of process upon it in the manner set forth in Section 8(f) hereof.

     (i) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     (j) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including matters of validity, construction, effect, performance and remedies.

     (k) The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. "Include," "includes," and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import.

     (l) Unless otherwise noted, all section references in this Agreement are references to the specified section of this Agreement.

     (m) This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

     IN WITNESS WHEREOF, Parent and each of the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

                                            K N ENERGY, INC.

                                            By:    /s/ STEWART A. BLISS
                                              ----------------------------------
                                                Name:  Stewart A. Bliss
                                                Title:  Interim CEO

                                            RICHARD D. KINDER

                                            /s/  RICHARD D. KINDER
                                            ------------------------------------
                                            Name:  Richard D. Kinder

                                            MORGAN ASSOCIATES, INC.

                                            By:    /s/ WILLIAM V. MORGAN
                                              ----------------------------------
                                                Name:  William V. Morgan
                                                Title:  President

                                                                      SCHEDULE I

Stockholder                 Number of Shares of Company Stock
-----------                 ---------------------------------
Richard D. Kinder:                   5,801.0 shares of Class A Common Stock
                                       444.8 shares of Class B Common Stock

Morgan Associates, Inc.:             2,246.0 shares of Class A Common Stock
                                       111.2 shares of Class B Common Stock

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 17-6305 of the Kansas General Corporation Law provides that a Kansas corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit (including an action by or in the right of the corporation to procure a judgment in its favor) or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit by or in the right of the corporation, including attorney fees, and against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. Article Ninth of K N Energy's articles of incorporation requires K N Energy to provide substantially the same indemnification of its directors and officers as that authorized by the Kansas General Corporation Law.

     K N Energy has insurance policies which, among other things, include liability insurance coverage for directors and officers, with a $200,000 corporate reimbursement deductible clause, under which directors and officers are covered against "loss" arising from any claim or claims which may be made against a director or officer by reason of any "wrongful act" in their respective capacities as directors and officers. "Loss" is defined so as to exclude, among other things, fines or penalties, as well as matters deemed uninsurable under the law pursuant to which the policy is to be construed. "Wrongful act" is defined to include any actual or alleged breach of duty, neglect, error, misstatement, misleading statement or omission done or wrongfully attempted. The policy also contains other specific definitions and exclusions and provides an aggregate of more than $20,000,000 of insurance coverage.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following is a list of exhibits filed as part of this Registration
Statement:

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          2.1            -- Agreement and Plan of Merger, dated as of July 8, 1999, by and among K N Energy, Inc., Rockies Merger Corp. and
                            Kinder Morgan, Inc., together with exhibits thereto
                            (included as Annex A-1 to the joint proxy
                            statement/prospectus forming a part of this Registration
                            Statement and incorporated herein by reference).
          2.2            -- First Amendment to the Agreement and Plan of Merger,
                            dated as of August 20, 1999, by and among K N Energy,
                            Inc., Rockies Merger Corp. and Kinder Morgan, Inc.,
                            together with exhibits thereto (included as Annex A-2 to
                            the joint proxy statement/prospectus forming a part of
                            this Registration Statement and incorporated herein by
                            reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          2.3            -- Voting Agreement, dated as of July 8, 1999, by and among
                            K N Energy, Inc., Richard D. Kinder and Morgan
                            Associates, Inc., together with schedules thereto
                            (included as Annex E to the joint proxy
                            statement/prospectus forming a part of this Registration
                            Statement and incorporated herein by reference).
          3.1            -- Restated Articles of Incorporation of K N Energy, Inc.
                            (filed as Exhibit 3(a) to the Annual Report on Form 10-K
                            for the year ended December 31, 1994 and incorporated
                            herein by reference).
          3.2            -- Restated By-laws of K N Energy, Inc. (filed as Exhibit 3 to the Quarterly Report on Form 10-Q for the quarter
                            ended March 31, 1999 and incorporated herein by
                            reference).
          4.1            -- Indenture, dated as of September 1, 1988, between K N
                            Energy, Inc. and Continental Illinois National Bank and
                            Trust Company of Chicago (filed as Exhibit 1.2 to the
                            Current Report on Form 8-K dated October 5, 1988 and
                            incorporated herein by reference).
          4.2            -- First Supplemental Indenture, dated as of January 15,
                            1992, between K N Energy, Inc. and Continental Illinois
                            National Bank and Trust Company of Chicago (filed as
                            Exhibit 4.2, File No. 33-45091 and incorporated herein by
                            reference).
          4.3            -- Second Supplemental Indenture, dated as of December 15,
                            1992, between K N Energy, Inc. and Continental Bank,
                            National Association (filed as Exhibit 1.2 to the Current
                            Report on Form 8-K dated December 15, 1992 and
                            incorporated herein by reference).
          4.4            -- Indenture, dated as of November 20, 1993, between K N
                            Energy, Inc. and Continental Bank, National Association
                            (filed as Exhibit 4.1, File No. 33-51115 and incorporated
                            herein by reference) Note -- Copies of instruments
                            relative to long-term debt in authorized amounts that do
                            not exceed 10 percent of the consolidated total assets of
                            the Registrant and its subsidiaries have not been
                            furnished. The Registrant will furnish such instruments
                            to the Commission upon request.
          4.5            -- $600,000,000 364-Day Credit Agreement among K N Energy,
                            Inc., certain banks listed therein and Morgan Guaranty
                            Trust Company of New York as Administrative Agent (filed
                            as Exhibit 4(e) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
          4.6            -- $400,000,000 Five-Year Credit Agreement among K N Energy,
                            Inc., certain banks listed therein and Morgan Guaranty
                            Trust Company of New York as Administrative Agent (filed
                            as Exhibit 4(f) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
          4.7            -- $2,100,000,000 364-Day Credit Agreement among K N Energy,
                            Inc., certain banks listed therein and Morgan Guaranty
                            Trust Company of New York as Administrative Agent (filed
                            as Exhibit 4(g) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
          4.8            -- $1,394,846,122 Reimbursement Agreement among K N Energy,
                            Inc., certain banks listed therein and Morgan Guaranty
                            Trust Company of New York as Administrative Agent (filed
                            as Exhibit 4(e) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
          4.9            -- Purchase Contract Agreement, dated as of November 25,
                            1998, between the Company and U.S. Bank Trust National
                            Association, as Purchase Contract Agent for the PEPS
                            Units (filed as Exhibit 4.4 to the Current Report on Form
                            8-K dated November 24, 1998 and incorporated herein by
                            reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          4.10           -- Amendment No. 1 to Credit Agreements, dated as of
                            November 6, 1998, among K N Energy, Inc., certain banks
                            listed therein and Morgan Guaranty Trust Company of New
                            York as Administrative Agent (filed as Exhibit 4(j) to
                            the Annual Report on Form 10-K for the year ended
                            December 31, 1998 and incorporated herein by reference).
          4.11           -- $600,000,000 364-Day Credit Agreement, dated as of
                            January 8, 1999, among K N Energy, Inc., certain banks
                            listed therein and Morgan Guaranty Trust Company of New
                            York as Administrative Agent (filed as Exhibit 4(k) to
                            the Annual Report on Form 10-K for the year ended
                            December 31, 1998 and incorporated herein by reference).
          4.12           -- Amendment No. 2 to the $400,000,000 Five-Year Credit
                            Agreement among K N Energy, Inc., dated as of January 8,
                            1999, among K N Energy, Inc., certain banks listed
                            therein and Morgan Guaranty Trust Company of New York as
                            Administrative Agent (filed as Exhibit 4(l) to the Annual
                            Report on Form 10-K for the year ended December 31, 1998
                            and incorporated herein by reference).
          5.1            -- Opinion of Polsinelli, White, Vardeman and Shalton
                            regarding the legality of the shares to be issued in the
                            merger.
          8.1            -- Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                            regarding certain tax aspects of the merger.
          8.2            -- Opinion of Bracewell & Patterson, L.L.P. regarding
                            certain tax aspects of the merger.
         10.1            -- Form of Key Employee Severance Agreement (filed as
                            Exhibit 10.2, Amendment No. 1 on Form 8 dated September
                            2, 1988 to the Annual Report on Form 10-K for the year
                            ended December 31, 1987 and incorporated herein by
                            reference).
         10.2            -- 1982 Stock Option Plan for Non-Employee Directors of K N
                            Energy with Form of Grant Certificate (filed as Exhibit
                            10.3, Amendment No. 1 on Form 8 dated September 2, 1988
                            to the Annual Report on Form 10-K for the year ended
                            December 31, 1987 and incorporated herein by reference).
         10.3            -- 1982 Incentive Stock Option Plan for Key Employees of K N
                            Energy (filed as Exhibit 10.4, Amendment No. 1 on Form 8
                            dated September 2, 1988 to the Annual Report on Form 10-K
                            for the year ended December 31, 1987 and incorporated
                            herein by reference).
         10.4            -- 1986 Incentive Stock Option Plan for Key Employees of K N
                            Energy (filed as Exhibit 10.5, Amendment No. 1 on Form 8
                            dated September 2, 1988 to the Annual Report on Form 10-K
                            for the year ended December 31, 1987 and incorporated
                            herein by reference).
         10.5            -- 1988 Incentive Stock Option Plan for Key Employees of K N
                            Energy (filed as Exhibit 10.6, Amendment No. 1 on Form 8
                            dated September 2, 1988 to the Annual Report on Form 10-K
                            for the year ended December 31, 1987 and incorporated
                            herein by reference).
         10.6            -- Form of Grant Certificate for Employee Stock Option Plans
                            (filed as Exhibit 10.7, Amendment No. 1 on Form 8 dated
                            September 2, 1988 to the Annual Report on Form 10-K for
                            the year ended December 31, 1987 and incorporated herein
                            by reference).
         10.7            -- Directors' Deferred Compensation Plan Agreement (filed as
                            Exhibit 10.8, Amendment No. 1 on Form 8 dated September
                            2, 1988 to the Annual Report on Form 10-K for the year
                            ended December 31, 1987 and incorporated herein by
                            reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.8            -- 1987 Directors' Deferred Fee Plan As Amended and Form of
                            Participation Agreement regarding the Plan (filed as
                            Exhibit 10(h) to the Annual Report on Form 10-K for the
                            year ended December 31, 1995 and incorporated herein by
                            reference).
         10.9            -- 1992 Stock Option Plan for Nonemployee Directors of the
                            Company with Form of Grant Certificate (filed as Exhibit
                            4.1, File No. 33-46999 and incorporated herein by
                            reference).
         10.10           -- 1994 K N Energy, Inc. Long-Term Incentive Plan (filed as
                            Attachment A to the K N Energy, Inc. 1994 Proxy Statement
                            on Schedule 14-A and incorporated herein by reference).
         10.11           -- K N Energy, Inc. 1996 Executive Incentive Plan (filed as
                            Exhibit 10(l) to the Annual Report on Form 10-K for the
                            year ended December 31, 1995 and incorporated herein by
                            reference).
         10.12           -- K N Energy, Inc. Nonqualified Deferred Compensation Plan
                            (filed as Exhibit 10(m) to the Annual Report on Form 10-K
                            for the year ended December 31, 1994 and incorporated
                            herein by reference).
         10.13           -- K N Energy, Inc. Nonqualified Retirement Income
                            Restoration Plan (filed as Exhibit 10(n) to the Annual
                            Report on Form 10-K for the year ended December 31, 1994
                            and incorporated herein by reference).
         10.14           -- K N Energy, Inc. Nonqualified Profit Sharing Restoration
                            Plan (Exhibit 10(o) to the Annual Report on Form 10-K for
                            the year ended December 31, 1994 and incorporated herein
                            by reference).
         10.15           -- Employment Agreement, dated December 14, 1995, between K
                            N Energy, Inc. and Morton C. Aaronson (filed as Exhibit
                            10(p) to the Annual Report on Form 10-K for the year
                            ended December 31, 1995 and incorporated herein by
                            reference).
         10.16           -- Letter Agreement, dated December 4, 1995, between K N
                            Energy, Inc. and Charles W. Battey (filed as Exhibit
                            10(q) to the Annual Report on Form 10-K for the year
                            ended December 31, 1995 and incorporated herein by
                            reference).
         10.17           -- Amended and Restated Basket Agreement, dated as of June
                            30, 1990, by and between American Pipeline Company
                            ("APC"), Cabot and Cabot Transmission Corporation (filed
                            as Exhibit 10.5(a) to the Annual Report on Form 10-K for
                            American Oil and Gas Corporation ("AOG") for the year
                            ended December 31, 1993 and incorporated herein by
                            reference).
         10.18           -- First Amendment to Amended and Restated Omnibus
                            Acquisition Agreement and Amended and Restated Basket
                            Agreement, dated as of March 31, 1992, by and among AOG,
                            APC, Cabot and Cabot Transmission (filed as Exhibit
                            10.5(d) to the Annual Report on Form 10-K for AOG for the
                            year ended December 31, 1993 and incorporated herein by
                            reference).
         10.19           -- Rights Agreement between K N Energy, Inc. and The Bank of
                            New York, as Rights Agent, dated as of August 21, 1995
                            (filed as Exhibit 1 on Form 8-A dated August 21, 1995 and
                            incorporated herein by reference).
         10.20           -- K N Energy, Inc. Performance Incentive Plan (filed as
                            Exhibit 10(u) to the Annual Report on Form 10-K for the
                            year ended December 31, 1995 and incorporated herein by
                            reference).
         10.21           -- Form of Change of Control Severance Agreement (filed as
                            Exhibit 10(u) to the Annual Report on Form 10-K for the
                            year ended December 31, 1996 and incorporated herein by
                            reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.22           -- Form of Incentive Stock Option Agreement (filed as
                            Exhibit 10(v) to the Annual Report on Form 10-K for the
                            year ended December 31, 1996 and incorporated herein by
                            reference).
         10.23           -- Form of Restricted Stock Agreement (filed as Exhibit
                            10(w) to the Annual Report on Form 10-K for the year
                            ended December 31, 1996 and incorporated herein by
                            reference).
         10.24           -- Employment Agreement, dated March 21, 1996, between K N
                            Energy, Inc. and Murray R. Smith (filed as Exhibit 10(x)
                            to the Annual Report on Form 10-K for the year ended
                            December 31, 1996 and incorporated herein by reference).
         10.25           -- Intrastate Pipeline System Lease, dated December 31,
                            1996, between MidCon Texas Pipeline, L.P. and MidCon
                            Texas Pipeline Operator, Inc. (filed as Exhibit 10(y) to
                            the Annual Report on Form 10-K for the year ended
                            December 31, 1997 and incorporated herein by reference).
         10.26           -- Amendment Number One To Intrastate Pipeline System Lease,
                            dated January 31, 1998, between MidCon Texas Pipeline,
                            L.P. and MidCon Texas Pipeline Operator, Inc. (filed as
                            Exhibit 10(z) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
         10.27           -- Directors and Executives Deferred Compensation Plan
                            effective January 1, 1998 for executive officers and
                            directors of the Company (filed as Exhibit 10(aa) to the
                            Annual Report on Form 10-K for the year ended December
                            31, 1998 and incorporated herein by reference).
         10.28           -- Management Deferred Compensation Plan effective January
                            1, 1998 for senior management of the Company (filed as
                            Exhibit 10(bb) to the Annual Report on Form 10-K for the
                            year ended December 31, 1998 and incorporated herein by
                            reference).
         10.29           -- Amendment No. 1 to Rights Agreement between K N Energy
                            and The Bank of New York, as Rights Agent, dated as of
                            September 8, 1998 (filed as Exhibit 10(cc) to the Annual
                            Report on Form 10-K for the year ended December 31, 1998
                            and incorporated herein by reference).
         10.30           -- Amendment No. 2 to Rights Agreement between K N Energy,
                            Inc. and First Chicago Trust Company of New York, as
                            Rights Agent, dated as of July 8, 1999.
         21.1            -- Subsidiaries of K N Energy, Inc. (filed as Exhibit 21 to the Annual Report on Form 10-K for the year ended
                            December 31, 1998 and incorporated herein by reference).
         23.1            -- Consent of Arthur Andersen LLP regarding the financial
                            statements of K N Energy, Inc. and its subsidiaries.
         23.2            -- Consent of Arthur Andersen LLP regarding the financial
                            statements of MidCon Corp. and its subsidiaries.
         23.3            -- Consent of PricewaterhouseCoopers, LLP regarding the
                            financial statements of: (i) Kinder Morgan, Inc. and its
                            subsidiary; (ii) Enron Liquids Pipeline Company, Inc.;
                            and (iii) Kinder Morgan Energy Partners L.P. and its
                            subsidiaries.
         23.4            -- Consent of Arthur Andersen LLP regarding the financial
                            statements of Kinder Morgan Energy Partners L.P. and its
                            subsidiaries.
         23.5            -- Consent of Polsinelli, White, Vardeman and Shalton
                            (included as part of its opinion filed as Exhibit 5.1 and
                            incorporated herein by reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         23.6            -- Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                            (included as part of its opinion filed as Exhibit 8.1 and
                            incorporated herein by reference).
         23.7            -- Consent of Bracewell & Patterson, L.L.P. (included as
                            part of its opinion filed as Exhibit 8.2 and incorporated
                            herein by reference).
         24.1            -- Powers of Attorney.
         99.1            -- Form of K N Energy, Inc. Proxy Card.
         99.2            -- Form of Kinder Morgan, Inc. Proxy Card.
         99.3            -- Consent of Petrie Parkman & Co., Inc. related to the
                            opinion attached as Annex B to the joint proxy
                            statement/prospectus forming a part of this Registration
                            Statement.
         99.4            -- Consent of Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated related to the opinion attached as Annex C
                            to the joint proxy statement/prospectus forming a part of
                            this Registration Statement.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 242(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to

Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

     (2) The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized in the City of Lakewood, State of Colorado, on the 23rd day of August, 1999.

                                            K N ENERGY, INC.

                                            By:    /s/ STEWART A. BLISS
                                              ----------------------------------
                                            Name:  Stewart A. Bliss
                                                   Chairman and Chief Executive
                                            Title: Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                /s/ STEWART A. BLISS                   Chairman and Chief Executive     August 23, 1999
-----------------------------------------------------    Officer
                  Stewart A. Bliss

                /s/ JACK W. ELLIS II                   Principal financial and          August 23, 1999
-----------------------------------------------------    accounting officer
                  Jack W. Ellis II*

              /s/ EDWARD H. AUSTIN, JR.                Director                         August 23, 1999
-----------------------------------------------------
               Edward H. Austin, Jr.*

                /s/ CHARLES W. BATTEY                  Director                         August 23, 1999
-----------------------------------------------------
                 Charles W. Battey*

               /s/ DAVID W. BURKHOLDER                 Director                         August 23, 1999
-----------------------------------------------------
                David W. Burkholder*

               /s/ ROBERT H. CHITWOOD                  Director                         August 23, 1999
-----------------------------------------------------
                 Robert H. Chitwood*

                /s/ HOWARD P. COGHLAN                  Director                         August 23, 1999
-----------------------------------------------------
                 Howard P. Coghlan*

                /s/ JORDAN L. HAINES                   Director                         August 23, 1999
-----------------------------------------------------
                  Jordan L. Haines*

                 /s/ WILLIAM J. HYBL                   Director                         August 23, 1999
-----------------------------------------------------
                  William J. Hybl*

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

               /s/ EDWARD RANDALL, III                 Director                         August 23, 1999
-----------------------------------------------------
                Edward Randall, III*

                 /s/ JAMES C. TAYLOR                   Director                         August 23, 1999
-----------------------------------------------------
                  James C. Taylor*

                 /s/ H.A. TRUE, III                    Director                         August 23, 1999
-----------------------------------------------------
                   H.A. True, III*

---------------

* Signed pursuant to a power of attorney.

                                 EXHIBIT INDEX

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          2.1            -- Agreement and Plan of Merger, dated as of July 8, 1999, by and among K N Energy, Inc., Rockies Merger Corp. and
                            Kinder Morgan, Inc., together with exhibits thereto
                            (included as Annex A-1 to the joint proxy
                            statement/prospectus forming a part of this Registration
                            Statement and incorporated herein by reference).
          2.2            -- First Amendment to the Agreement and Plan of Merger,
                            dated as of August 20, 1999, by and among K N Energy,
                            Inc., Rockies Merger Corp. and Kinder Morgan, Inc.,
                            together with exhibits thereto (included as Annex A-2 to
                            the joint proxy statement/prospectus forming a part of
                            this Registration Statement and incorporated herein by
                            reference).
          2.3            -- Voting Agreement, dated as of July 8, 1999, by and among
                            K N Energy, Inc., Richard D. Kinder and Morgan
                            Associates, Inc., together with schedules thereto
                            (included as Annex E to the joint proxy
                            statement/prospectus forming a part of this Registration
                            Statement and incorporated herein by reference).
          3.1            -- Restated Articles of Incorporation of K N Energy, Inc.
                            (filed as Exhibit 3(a) to the Annual Report on Form 10-K
                            for the year ended December 31, 1994 and incorporated
                            herein by reference).
          3.2            -- Restated By-laws of K N Energy, Inc. (filed as Exhibit 3 to the Quarterly Report on Form 10-Q for the quarter
                            ended March 31, 1999 and incorporated herein by
                            reference).
          4.1            -- Indenture, dated as of September 1, 1988, between K N
                            Energy, Inc. and Continental Illinois National Bank and
                            Trust Company of Chicago (filed as Exhibit 1.2 to the
                            Current Report on Form 8-K dated October 5, 1988 and
                            incorporated herein by reference).
          4.2            -- First Supplemental Indenture, dated as of January 15,
                            1992, between K N Energy, Inc. and Continental Illinois
                            National Bank and Trust Company of Chicago (filed as
                            Exhibit 4.2, File No. 33-45091 and incorporated herein by
                            reference).
          4.3            -- Second Supplemental Indenture, dated as of December 15,
                            1992, between K N Energy, Inc. and Continental Bank,
                            National Association (filed as Exhibit 1.2 to the Current
                            Report on Form 8-K dated December 15, 1992 and
                            incorporated herein by reference).
          4.4            -- Indenture, dated as of November 20, 1993, between K N
                            Energy, Inc. and Continental Bank, National Association
                            (filed as Exhibit 4.1, File No. 33-51115 and incorporated
                            herein by reference) Note -- Copies of instruments
                            relative to long-term debt in authorized amounts that do
                            not exceed 10 percent of the consolidated total assets of
                            the Registrant and its subsidiaries have not been
                            furnished. The Registrant will furnish such instruments
                            to the Commission upon request.
          4.5            -- $600,000,000 364-Day Credit Agreement among K N Energy,
                            Inc., certain banks listed therein and Morgan Guaranty
                            Trust Company of New York as Administrative Agent (filed
                            as Exhibit 4(e) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          4.6            -- $400,000,000 Five-Year Credit Agreement among K N Energy,
                            Inc., certain banks listed therein and Morgan Guaranty
                            Trust Company of New York as Administrative Agent (filed
                            as Exhibit 4(f) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
          4.7            -- $2,100,000,000 364-Day Credit Agreement among K N Energy,
                            Inc., certain banks listed therein and Morgan Guaranty
                            Trust Company of New York as Administrative Agent (filed
                            as Exhibit 4(g) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
          4.8            -- $1,394,846,122 Reimbursement Agreement among K N Energy,
                            Inc., certain banks listed therein and Morgan Guaranty
                            Trust Company of New York as Administrative Agent (filed
                            as Exhibit 4(e) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
          4.9            -- Purchase Contract Agreement, dated as of November 25,
                            1998, between the Company and U.S. Bank Trust National
                            Association, as Purchase Contract Agent for the PEPS
                            Units (filed as Exhibit 4.4 to the Current Report on Form
                            8-K dated November 24, 1998 and incorporated herein by
                            reference).
          4.10           -- Amendment No. 1 to Credit Agreements, dated as of
                            November 6, 1998, among K N Energy, Inc., certain banks
                            listed therein and Morgan Guaranty Trust Company of New
                            York as Administrative Agent (filed as Exhibit 4(j) to
                            the Annual Report on Form 10-K for the year ended
                            December 31, 1998 and incorporated herein by reference).
          4.11           -- $600,000,000 364-Day Credit Agreement, dated as of
                            January 8, 1999, among K N Energy, Inc., certain banks
                            listed therein and Morgan Guaranty Trust Company of New
                            York as Administrative Agent (filed as Exhibit 4(k) to
                            the Annual Report on Form 10-K for the year ended
                            December 31, 1998 and incorporated herein by reference).
          4.12           -- Amendment No. 2 to the $400,000,000 Five-Year Credit
                            Agreement among K N Energy, Inc., dated as of January 8,
                            1999, among K N Energy, Inc., certain banks listed
                            therein and Morgan Guaranty Trust Company of New York as
                            Administrative Agent (filed as Exhibit 4(l) to the Annual
                            Report on Form 10-K for the year ended December 31, 1998
                            and incorporated herein by reference).
          5.1            -- Opinion of Polsinelli, White, Vardeman and Shalton
                            regarding the legality of the shares to be issued in the
                            merger.
          8.1            -- Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                            regarding certain tax aspects of the merger.
          8.2            -- Opinion of Bracewell & Patterson, L.L.P. regarding
                            certain tax aspects of the merger.
         10.1            -- Form of Key Employee Severance Agreement (filed as
                            Exhibit 10.2, Amendment No. 1 on Form 8 dated September
                            2, 1988 to the Annual Report on Form 10-K for the year
                            ended December 31, 1987 and incorporated herein by
                            reference).
         10.2            -- 1982 Stock Option Plan for Non-Employee Directors of K N
                            Energy with Form of Grant Certificate (filed as Exhibit
                            10.3, Amendment No. 1 on Form 8 dated September 2, 1988
                            to the Annual Report on Form 10-K for the year ended
                            December 31, 1987 and incorporated herein by reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.3            -- 1982 Incentive Stock Option Plan for Key Employees of K N
                            Energy (filed as Exhibit 10.4, Amendment No. 1 on Form 8
                            dated September 2, 1988 to the Annual Report on Form 10-K
                            for the year ended December 31, 1987 and incorporated
                            herein by reference).
         10.4            -- 1986 Incentive Stock Option Plan for Key Employees of K N
                            Energy (filed as Exhibit 10.5, Amendment No. 1 on Form 8
                            dated September 2, 1988 to the Annual Report on Form 10-K
                            for the year ended December 31, 1987 and incorporated
                            herein by reference).
         10.5            -- 1988 Incentive Stock Option Plan for Key Employees of K N
                            Energy (filed as Exhibit 10.6, Amendment No. 1 on Form 8
                            dated September 2, 1988 to the Annual Report on Form 10-K
                            for the year ended December 31, 1987 and incorporated
                            herein by reference).
         10.6            -- Form of Grant Certificate for Employee Stock Option Plans
                            (filed as Exhibit 10.7, Amendment No. 1 on Form 8 dated
                            September 2, 1988 to the Annual Report on Form 10-K for
                            the year ended December 31, 1987 and incorporated herein
                            by reference).
         10.7            -- Directors' Deferred Compensation Plan Agreement (filed as
                            Exhibit 10.8, Amendment No. 1 on Form 8 dated September
                            2, 1988 to the Annual Report on Form 10-K for the year
                            ended December 31, 1987 and incorporated herein by
                            reference).
         10.8            -- 1987 Directors' Deferred Fee Plan As Amended and Form of
                            Participation Agreement regarding the Plan (filed as
                            Exhibit 10(h) to the Annual Report on Form 10-K for the
                            year ended December 31, 1995 and incorporated herein by
                            reference).
         10.9            -- 1992 Stock Option Plan for Nonemployee Directors of the
                            Company with Form of Grant Certificate (filed as Exhibit
                            4.1, File No. 33-46999 and incorporated herein by
                            reference).
         10.10           -- 1994 K N Energy, Inc. Long-Term Incentive Plan (filed as
                            Attachment A to the K N Energy, Inc. 1994 Proxy Statement
                            on Schedule 14-A and incorporated herein by reference).
         10.11           -- K N Energy, Inc. 1996 Executive Incentive Plan (filed as
                            Exhibit 10(l) to the Annual Report on Form 10-K for the
                            year ended December 31, 1995 and incorporated herein by
                            reference).
         10.12           -- K N Energy, Inc. Nonqualified Deferred Compensation Plan
                            (filed as Exhibit 10(m) to the Annual Report on Form 10-K
                            for the year ended December 31, 1994 and incorporated
                            herein by reference).
         10.13           -- K N Energy, Inc. Nonqualified Retirement Income
                            Restoration Plan (filed as Exhibit 10(n) to the Annual
                            Report on Form 10-K for the year ended December 31, 1994
                            and incorporated herein by reference).
         10.14           -- K N Energy, Inc. Nonqualified Profit Sharing Restoration
                            Plan (Exhibit 10(o) to the Annual Report on Form 10-K for
                            the year ended December 31, 1994 and incorporated herein
                            by reference).
         10.15           -- Employment Agreement, dated December 14, 1995, between K
                            N Energy, Inc. and Morton C. Aaronson (filed as Exhibit
                            10(p) to the Annual Report on Form 10-K for the year
                            ended December 31, 1995 and incorporated herein by
                            reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.16           -- Letter Agreement, dated December 4, 1995, between K N
                            Energy, Inc. and Charles W. Battey (filed as Exhibit
                            10(q) to the Annual Report on Form 10-K for the year
                            ended December 31, 1995 and incorporated herein by
                            reference).
         10.17           -- Amended and Restated Basket Agreement, dated as of June
                            30, 1990, by and between American Pipeline Company
                            ("APC"), Cabot and Cabot Transmission Corporation (filed
                            as Exhibit 10.5(a) to the Annual Report on Form 10-K for
                            American Oil and Gas Corporation ("AOG") for the year
                            ended December 31, 1993 and incorporated herein by
                            reference).
         10.18           -- First Amendment to Amended and Restated Omnibus
                            Acquisition Agreement and Amended and Restated Basket
                            Agreement, dated as of March 31, 1992, by and among AOG,
                            APC, Cabot and Cabot Transmission (filed as Exhibit
                            10.5(d) to the Annual Report on Form 10-K for AOG for the
                            year ended December 31, 1993 and incorporated herein by
                            reference).
         10.19           -- Rights Agreement between K N Energy, Inc. and The Bank of
                            New York, as Rights Agent, dated as of August 21, 1995
                            (filed as Exhibit 1 on Form 8-A dated August 21, 1995 and
                            incorporated herein by reference).
         10.20           -- K N Energy, Inc. Performance Incentive Plan (filed as
                            Exhibit 10(u) to the Annual Report on Form 10-K for the
                            year ended December 31, 1995 and incorporated herein by
                            reference).
         10.21           -- Form of Change of Control Severance Agreement (filed as
                            Exhibit 10(u) to the Annual Report on Form 10-K for the
                            year ended December 31, 1996 and incorporated herein by
                            reference).
         10.22           -- Form of Incentive Stock Option Agreement (filed as
                            Exhibit 10(v) to the Annual Report on Form 10-K for the
                            year ended December 31, 1996 and incorporated herein by
                            reference).
         10.23           -- Form of Restricted Stock Agreement (filed as Exhibit
                            10(w) to the Annual Report on Form 10-K for the year
                            ended December 31, 1996 and incorporated herein by
                            reference).
         10.24           -- Employment Agreement, dated March 21, 1996, between K N
                            Energy, Inc. and Murray R. Smith (filed as Exhibit 10(x)
                            to the Annual Report on Form 10-K for the year ended
                            December 31, 1996 and incorporated herein by reference).
         10.25           -- Intrastate Pipeline System Lease, dated December 31,
                            1996, between MidCon Texas Pipeline, L.P. and MidCon
                            Texas Pipeline Operator, Inc. (filed as Exhibit 10(y) to
                            the Annual Report on Form 10-K for the year ended
                            December 31, 1997 and incorporated herein by reference).
         10.26           -- Amendment Number One To Intrastate Pipeline System Lease,
                            dated January 31, 1998, between MidCon Texas Pipeline,
                            L.P. and MidCon Texas Pipeline Operator, Inc. (filed as
                            Exhibit 10(z) to the Annual Report on Form 10-K for the
                            year ended December 31, 1997 and incorporated herein by
                            reference).
         10.27           -- Directors and Executives Deferred Compensation Plan
                            effective January 1, 1998 for executive officers and
                            directors of the Company (filed as Exhibit 10(aa) to the
                            Annual Report on Form 10-K for the year ended December
                            31, 1998 and incorporated herein by reference).

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         10.28           -- Management Deferred Compensation Plan effective January
                            1, 1998 for senior management of the Company (filed as
                            Exhibit 10(bb) to the Annual Report on Form 10-K for the
                            year ended December 31, 1998 and incorporated herein by
                            reference).
         10.29           -- Amendment No. 1 to Rights Agreement between K N Energy
                            and The Bank of New York, as Rights Agent, dated as of
                            September 8, 1998 (filed as Exhibit 10(cc) to the Annual
                            Report on Form 10-K for the year ended December 31, 1998
                            and incorporated herein by reference).
         10.30           -- Amendment No. 2 to Rights Agreement between K N Energy,
                            Inc. and First Chicago Trust Company of New York, as
                            Rights Agent, dated as of July 8, 1999.
         21.1            -- Subsidiaries of K N Energy, Inc. (filed as Exhibit 21 to the Annual Report on Form 10-K for the year ended
                            December 31, 1998 and incorporated herein by reference).
         23.1            -- Consent of Arthur Andersen LLP regarding the financial
                            statements of K N Energy, Inc. and its subsidiaries.
         23.2            -- Consent of Arthur Andersen LLP regarding the financial
                            statements of MidCon Corp. and its subsidiaries.
         23.3            -- Consent of PricewaterhouseCoopers, LLP regarding the
                            financial statements of: (i) Kinder Morgan, Inc. and its
                            subsidiary; (ii) Enron Liquids Pipeline Company, Inc.;
                            and (iii) Kinder Morgan Energy Partners L.P. and its
                            subsidiaries.
         23.4            -- Consent of Arthur Andersen LLP regarding the financial
                            statements of Kinder Morgan Energy Partners L.P. and its
                            subsidiaries.
         23.5            -- Consent of Polsinelli, White, Vardeman and Shalton
                            (included as part of its opinion filed as Exhibit 5.1 and
                            incorporated herein by reference).
         23.6            -- Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                            (included as part of its opinion filed as Exhibit 8.1 and
                            incorporated herein by reference).
         23.7            -- Consent of Bracewell & Patterson, L.L.P. (included as
                            part of its opinion filed as Exhibit 8.2 and incorporated
                            herein by reference).
         24.1            -- Powers of Attorney.
         99.1            -- Form of K N Energy, Inc. Proxy Card.
         99.2            -- Form of Kinder Morgan, Inc. Proxy Card.
         99.3            -- Consent of Petrie Parkman & Co., Inc. related to the
                            opinion attached as Annex B to the joint proxy
                            statement/prospectus forming a part of this Registration
                            Statement.
         99.4            -- Consent of Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated related to the opinion attached as Annex C
                            to the joint proxy statement/prospectus forming a part of
                            this Registration Statement.